Filed under Rule 424(b)(5)
File No. 333-136169

PROSPECTUS SUPPLEMENT (To Prospectus dated July 31, 2006)

8,000,000 Shares

Public Storage, Inc.

Depositary Shares Each Representing 1/1,000 of a Share of

6.75% Cumulative Preferred Stock, Series L

Liquidation Preference Equivalent to $25.00 Per Depositary Share

We are selling 8,000,000 depositary shares each representing 1/1,000 of a share of our 6.75% Cumulative Preferred Stock, Series L. The shares of Preferred Stock represented by the depositary shares will be deposited with Computershare Trust Company, N. A., as depositary. As a holder of depositary shares, you will be entitled to all proportional rights, preferences and privileges of the Preferred Stock. We have granted the underwriters an option to purchase up to 1,200,000 additional depositary shares to cover over-allotments. The following is a summary of the Preferred Stock:

•	We will pay cumulative distributions on the Preferred Stock, from the date of original issuance, at the rate of 6.75% of the liquidation preference per year ($1.6875 per year per depositary share).

•	We will pay distributions on the Preferred Stock quarterly, beginning on December 31, 2006 (with the payment on that date being based pro rata on the number of days from the original issuance of the Preferred Stock).

•	We are not allowed to redeem the Preferred Stock before October 20, 2011, except in order to preserve our status as a real estate investment trust.

•	On and after October 20, 2011, we may, at our option, redeem the Preferred Stock by paying you $25.00 per depositary share, plus any accrued and unpaid distributions.

•	The Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities.

•	Investors in the depositary shares representing interests in the Preferred Stock generally have no voting rights, except if we fail to pay distributions for six or more quarters or as required by law.

We intend to apply to have the depositary shares listed on the New York Stock Exchange (the “NYSE”) under the symbol “PSAPrL.” If this application is approved, trading of the depositary shares on the NYSE is expected to begin within 30 days following initial delivery of the depositary shares.

Investing in the depositary shares involves risks. See “ Risk Factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

	Per Share	Total
Public Offering Price	$25.00	$200,000,000
Underwriting Discount	$.6415	$5,131,887.50	(1)
Proceeds to Public Storage (before expenses)	$24.3585	$194,868,112.50

(1)	See “Underwriting” section beginning on page S-23 of this prospectus supplement for a discussion regarding certain additional underwriting compensation and discounts.

The underwriters are offering the depositary shares subject to various conditions. The underwriters expect to deliver the depositary shares to purchasers on or about October 20, 2006.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.	Morgan Stanley	Wachovia Securities

UBS Investment Bank

Raymond James

RBC Capital Markets

Wells Fargo Securities

October 17, 2006

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risk and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors” in this Prospectus Supplement and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent annual and quarterly reports.

THE COMPANY

We are a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. We are the largest global owner and operator of self-storage facilities with equity interests (through direct ownership, as well as joint venture and general and limited partnership interests), as of August 31, 2006, in 2,163 storage facilities located in 38 states in the United States and throughout Europe. We also have a significant ownership in PS Business Parks, Inc., a REIT that, as of June 30, 2006, had an equity interest in 18.2 million net rentable square feet of commercial space located in eight states.

The following table reflects the geographic diversification of our storage facilities:

	At August 31, 2006
	Number of Facilities	Net Rentable Square Feet (in thousands)
California:
Southern	198	13,346
Northern	170	9,809
Texas	235	15,352
Florida	191	12,452
Illinois	123	7,812
Washington	98	6,178
Georgia	90	5,804
North Carolina	69	4,767
Virginia	78	4,409
New York	61	3,844
Colorado	60	3,750
New Jersey	56	3,557
Maryland	55	3,113
Minnesota	44	2,988
Arizona	37	2,257
Missouri	38	2,144
South Carolina	40	2,134
Oregon	38	1,955
Tennessee	33	1,881
Indiana	31	1,880
Pennsylvania	28	1,868
Ohio	30	1,860
Nevada	22	1,404
Kansas	22	1,310
Massachusetts	19	1,180
Wisconsin	16	1,031
Other States (13 states)	121	8,313

US Total	2,003	126,398

France	48	2,507
Netherlands	32	1,664
Sweden	24	1,293
Belgium	19	1,102
United Kingdom	18	859
Germany	11	550
Denmark	8	410

Europe Total	160	8,385

Total	2,163	134,783

SHURGARD MERGER

On March 6, 2006, we entered into an agreement to acquire Shurgard Storage Centers, Inc. (“Shurgard”) through a merger with our subsidiary. Before completion of the merger, Shurgard was a real estate investment trust that operated approximately 656 self-storage facilities in the United States and Europe. The merger was completed on August 22, 2006. In connection with the merger, we issued or expect to issue approximately 41 million shares of Public Storage common stock in exchange for outstanding Shurgard common stock and upon exercise of Shurgard employee stock options. We also assumed debt of approximately $1.3 billion following the merger. For additional information about the Shurgard merger, see (1) “Risk Factors” beginning on page S-6 of this prospectus supplement, (2) our current report on Form 8-K dated March 7, 2006, (3) our joint proxy statement/prospectus dated July 24, 2006 (the “Proxy Statement”), and (4) our current report on Form 8-K filed on August 23, 2006 as amended on Form 8-K/A on October 11, 2006 to include certain required financial statements and pro forma financial information (the “Pro Formas”).

Neither we nor the underwriters make any representations with respect to, or assume any responsibility for the accuracy or completeness of Shurgard’s information contained in the Pro Formas, the Proxy Statement or any filings by Shurgard with the Securities and Exchange Commission. Subject to the foregoing cautionary statements, investors are urged to review Shurgard’s public filings and the pro forma financial information included in the Pro Formas and the Proxy Statement, and to consider, in any event, the impact of the Shurgard merger and the other related transactions described in this prospectus supplement.

OTHER RECENT DEVELOPMENTS

On June 30, 2006, our cash balance was approximately $983.6 million. As a result of the net impact of the Shurgard merger and associated transactions, our cash balance was reduced to approximately $212.6 million on a pro forma basis at June 30, 2006.

We have had additional financing and investing transactions after June 30, 2006 that are not reflected on the pro forma financial statements because they were not directly related to the Shurgard merger, as follows:

•	On August 8, 2006, we issued 18,400,000 depositary shares, each representing 1/1,000 of a share of our 7.25% Cumulative Preferred Stock, Series K, for aggregate gross proceeds of $460.0 million.

•	On August 23, 2006, we acquired the remaining partnership interests that we did not own in a series of partnerships. These partnerships, which were formed by Shurgard, owned 20 self-storage facilities located in Florida. The aggregate acquisition cost was approximately $16.5 million in cash.

•	On September 6, 2006, we acquired the remaining partnership interests in various partnerships that we did not own for an aggregate cost of approximately $44.3 million in cash. These partnerships, which were formed by Shurgard, owned 47 self-storage facilities located in North Carolina and South Carolina.

•	On September 28, 2006, we redeemed all of our outstanding 8.000% Cumulative Preferred Stock, Series R, for a total redemption value of $510.0 million, plus accrued dividends.

•	On September 26, 2006, we called for redemption all outstanding depositary shares representing interests in our 7.875% Cumulative Preferred Stock, Series S. The redemption will occur on October 31, 2006. The aggregate redemption amount to be paid to all holders of the depositary shares, before payment of accrued dividends, is approximately $144.0 million.

USE OF PROCEEDS

We estimate net proceeds from this offering of approximately $194,668,113, after all anticipated issuance costs (approximately $223,723,113 if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering primarily to redeem our 7.875% Cumulative Preferred Stock, Series S. Additional amounts are expected to be used to make investments in self-storage facilities and in entities that own self-storage facilities and for other general corporate purposes.

Pending application of the net proceeds as described above, the net proceeds of this offering will be deposited in interest bearing accounts or invested in certificates of deposit, United States government obligations or other short-term, high-quality debt instruments selected at our discretion.

RISK FACTORS

Before investing in our securities, you should consider the following risks and detriments:

The Shurgard merger will subject us to additional risks.

In addition to the general risks related to real estate described below which may also adversely impact Shurgard’s operations, we are also subject to the following risks in connection with the Shurgard merger and integrating Shurgard into our operations, including without limitation the following:

•	difficulties in the integration of operations, technologies and personnel of Shurgard;

•	inability to realize or delays in realizing expected synergies;

•	unanticipated operating costs;

•	diversion of our management’s attention away from other business concerns;

•	exposure to any undisclosed or unknown potential liabilities of Shurgard;

•	potential underinsured losses on Shurgard properties; and

•	risk of failure to mitigate any Shurgard weaknesses in internal control to the extent that it affects our internal controls.

The success of the merger will depend, in part, on our ability to realize the anticipated cost savings from combining the businesses of Public Storage and Shurgard. However, to realize the anticipated benefits from the merger, we must successfully combine the businesses of Public Storage and Shurgard in a manner that permits those cost savings to be realized. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer or cost more to realize than expected. Public Storage and Shurgard have operated and, until the completion of the merger, continued to operate, independently. It is possible that the integration process could result in the loss of valuable employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements that adversely affect our ability to maintain relationships with tenants and employees or to achieve the anticipated benefits of the merger. Further, the size of the transaction may make integration of Public Storage and Shurgard difficult, expensive and disruptive, adversely affecting the combined company’s revenues and earnings, and implementation of merger integration efforts may divert management’s attention from other strategic priorities. In addition, the merger was structured so that it should have been a taxable transaction for U.S. Federal income tax purposes. As a result, the combined company should have the benefit of a step-up in tax basis in Shurgard’s assets. It is possible that the IRS may challenge the step-up in basis. If such challenge were sustained, we would not achieve this benefit, which would reduce our depreciation deductions and our ability to retain cash flow.

Shurgard also holds many of its properties through joint ventures, which have additional risks, including risks related to the financial strength, common business goals and strategies and cooperation of the venture partner, as well as the inability to take some actions that may require approval by the venture partner. In addition, Shurgard held substantially all of its real estate investments in Europe indirectly through partnerships and joint venture arrangements. If we are unable to effectively control these indirect investments, there is a risk that our ownership of the joint ventures could cause us to lose our REIT status.

As a share of total operations, particularly in Europe, Shurgard had more recently developed properties whose occupancies have not stabilized and had more construction activity than Public Storage. Delays in construction and fill-up could result in additional cost.

We have assumed based on public filings that Shurgard qualified as a real estate investment trust for United States federal income tax purposes, referred to hereinafter as a REIT and that we would be able to continue to qualify as a REIT following the Shurgard merger. However, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities (including the significant tax liability that would have resulted from the deemed sale of assets by Shurgard pursuant to the merger) and we could possibly lose our REIT status should disqualifying activities continue after the Shurgard merger.

Shurgard had a significantly greater level of debt than we did with more fixed and floating-rate debt as well as derivative instruments that we have assumed. We may look to obtain a larger line of credit, bridge financing, or issue additional preferred or common equity to provide liquidity as Shurgard’s borrowings come due. As a result, this transaction could result in a significant increase in our exposure to interest rate and refinancing risks.

We also acquired Shurgard’s international operations in Europe, which consist principally of facilities that have been completed in the last few years and are in various stages of fill-up. Shurgard’s international operations have not been profitable, and there is no assurance they will ultimately be profitable. Also, Shurgard had a number of non-stabilized properties and construction activity, and delays in construction and fill-up could result in additional costs. We have no experience in European operations, which may adversely impact our ability to operate profitably in Europe. In addition, these operations have specific inherent risks, including without limitation the following:

•	currency risks, including currency fluctuations;

•	unexpected changes in legislative and regulatory requirements;

•	potentially adverse tax burdens;

•	burdens of complying with different permitting standards, environmental and labor laws and a wide variety of foreign laws;

•	obstacles to the repatriation of earnings and cash;

•	regional, national and local political uncertainty;

•	economic slowdown and/or downturn in foreign markets;

•	difficulties in staffing and managing international operations;

•	reduced protection for intellectual property in some countries; and

•	inability to effectively control less than wholly owned partnerships and joint ventures.

Public Storage shareholders incurred immediate dilution following completion of the Shurgard merger.

Public Storage shareholders incurred immediate dilution in connection with the merger. During 2005, Public Storage shareholders would have incurred a loss of $0.45 per share (diluted) on a pro forma basis compared to earnings of $1.93 per share (diluted) on a historical basis primarily as a result of an increase in depreciation and amortization expense. No adjustments have been made to the pro forma financial information to reflect certain expected self-storage operating cost savings or increases in property taxes resulting from the merger because they have not been quantified.

The Hughes family could control us and take actions adverse to other shareholders.

At September 30, 2006, B. Wayne Hughes, Chairman of the Board and his family (the “Hughes family”) owned approximately 26.7% of our aggregate outstanding shares of common stock. Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to the other common shareholders.

Provisions in our organizational documents may prevent changes in control.

Restrictions in our organizational documents may further limit changes in control. Unless our Board of Directors waives these limitations, no shareholder may own more than (1) 2.0% of our outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held by them at the time of the 1995 reorganization. Our Board has authorized the Hughes family to acquire additional shares of our common stock to maintain their premerger holding percentage. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also may make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares’ then market value or for other reasons.

We would incur adverse tax consequences if we or Shurgard failed to qualify as a REIT.

We have assumed based on public filings that Shurgard qualified as a real estate investment trust for United States federal income tax purposes, referred to hereinafter as a REIT and that we will be able to continue to qualify as a REIT following the Shurgard merger. However, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities (including the significant tax liability that would have resulted from the deemed sale of assets by Shurgard pursuant to the merger) and we could possibly lose our REIT status should disqualifying activities continue after the Shurgard merger. See “Tax Liabilities Inherited from Shurgard” on page S-21.

You will be subject to the risk that we may not qualify as a REIT. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute with respect to each year at least 90% of our REIT taxable income to our shareholders. Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of our affiliate, PS Business Parks, Inc., as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code of 1986, we would be subject to federal income tax at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. Several corporate subsidiaries of the Company have elected to be treated as “taxable REIT subsidiaries” of the Company for federal income tax purposes since January 1, 2001. A taxable REIT subsidiary is taxable as a regular corporation and is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, if we receive certain payments and the economic arrangements among our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties we will be subject to a 100% penalty tax on those payments. To the extent that the Company or any taxable REIT subsidiary is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

We have become increasingly dependent upon automated processes and the Internet and are faced with security system risks.

We have become increasingly centralized and dependent upon automated information technology processes. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack. In addition, a portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

We and our shareholders are subject to financing risks.

Debt increases the risk of loss.    In making real estate investments, we may borrow money, which increases the risk of loss. At June 30, 2006, our debt of $141 million was 2.3% of our total assets. On a pro forma basis to reflect the Shurgard merger, our debt at June 30, 2006 was $1.4 billion or 13% of our total assets.

Certain securities have a liquidation preference over our common stock and equity stock, Series A.    If we liquidated, holders of our preferred securities would be entitled to receive liquidating distributions, plus any accrued and unpaid distributions, before any distribution of assets to the holders of our common stock and equity stock, series A. Holders of preferred securities are entitled to receive, when declared by our board of directors, cash distributions in preference to holders of our common stock and equity stock, Series A.

Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks.

The value of our investments may be reduced by general risks of real estate ownership.    Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

•	lack of demand for rental spaces or units in a locale;

•	changes in general economic or local conditions;

•	natural disasters, such as earthquakes;

•	potential terrorist attacks;

•	changes in supply of or demand for similar or competing facilities in an area;

•	the impact of environmental protection laws;

•	changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive;

•	changes in tax, real estate and zoning laws; and

•	tenant claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks for which other real estate companies may use third-party insurers. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 14 under “Insurance and Loss Exposure” to our consolidated financial statements included in our annual report on Form 10-Q for the quarter ended June 30, 2006.

There is significant competition among self-storage facilities and from other storage alternatives.    Most of our properties are self-storage facilities, which generated most of our revenue for the six months ended June 30, 2006. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities.    As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner’s or operator’s ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environment investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can make no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability.    Since January 1, 2002, through June 30, 2006, we have opened 44 newly developed self-storage facilities and 17 facilities that combine self-storage and containerized storage space at the same location, with aggregate development costs of approximately $538.9 million. In addition, at June 30, 2006 we had 59 projects in development that are expected to be completed in approximately the next two years. These 59 projects have total estimated costs of $272 million. These numbers exclude any facilities in development by Shurgard. Construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect our profitability. Delays in the rent-up of newly developed facilities as a result of competition or other factors would also adversely impact our profitability.

Property taxes can increase and cause a decline in yields on investments.    Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures.    All our properties must comply with the Americans with Disabilities Act and with related regulations (the “ADA”). The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and could award damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

Any failure by us to manage acquisitions and other significant transactions successfully could negatively impact our financial results.    As an increasing part of our business, we acquire other self-storage facilities. We also evaluate from time to time other significant transactions. If these facilities are not properly integrated into our system, our financial results may suffer.

We incur liability from employment related claims.    From time to time we must resolve employment related claims by corporate level and field personnel.

We have no interest in Canadian self-storage facilities owned by the Hughes family.

The Hughes Family has ownership interests in, and operate, approximately 44 self-storage facilities in Canada under the name “Public Storage.” We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Prior to December 31, 2003, Company personnel were engaged in the supervision and the operation of these properties and provided certain administrative services for the Canadian owners, and certain other services, primarily tax services, with respect to certain other Hughes Family interests. The Hughes Family and the Canadian owners reimbursed us at cost for these services in the amount of $542,499 with respect to the Canadian operations and $151,063 for other services during 2003 (in United States dollars). There were conflicts of interest in allocating time of our personnel between Company properties, the Canadian properties, and certain other Hughes Family interests. The sharing of Company personnel with the Canadian entities was substantially eliminated by December 31, 2003.

Through our subsidiaries, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. We acquired the tenant insurance business on December 31, 2001 through our acquisition of PSIC. For each of the six-month periods ended June 30, 2006 and 2005, PSIC received $505,000 and $526,000, respectively, in reinsurance premiums attributable to the Canadian Facilities. Since PSIC’s right to provide tenant reinsurance to the Canadian Facilities may be qualified, there is no assurance that these premiums will continue.

Our containerized storage business has incurred operating losses.

Public Storage Pickup & Delivery (“PSPUD”) was organized in 1996 to operate a containerized storage business. We own all of the economic interest of PSPUD. Since PSPUD will operate profitably only if it can succeed in the relatively new field of containerized storage, we cannot provide any assurance as to its profitability. PSPUD incurred an operating loss of $10,058,000 in 2002, and generated operating profits of $2,543,000 in 2003, $684,000 in 2004, $1,818,000 for 2005 and $118,000 for the six months ended June 30,

2006. Since 2002, PSPUD closed or consolidated facilities that were deemed not strategic to its business plan, and had 12 facilities open at June 30, 2006.

Increases in interest rates may adversely affect the price of our common stock.

One of the factors that influences the market price of our common stock and our other securities is the annual rate of distributions that we pay on the securities, as compared with interest rates. An increase in interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common stock and other securities.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the United States economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business.

We are headquartered in, and approximately one-fifth of our properties in the United States are located in, California. California is facing budgetary problems. Action that may be taken in response to these problems, such as an increase in property taxes on commercial properties, could adversely impact our business and results of operations. In addition, we could be adversely impacted by efforts to reenact legislation mandating medical insurance for employees of California businesses and members of their families.

DESCRIPTION OF PREFERRED STOCK AND DEPOSITARY SHARES

General

Under our Articles of Incorporation, as amended, the Board of Directors is authorized without further shareholder action to provide for the issuance of up to 50,000,000 shares of preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be set forth in resolutions providing for the issue of preferred stock adopted by the Board of Directors. At September 30, 2006, we had outstanding 1,721,236 shares of preferred stock and had reserved for issuance an additional 13,000 shares of preferred stock.

Prior to issuance, the Board of Directors will have adopted resolutions creating the 6.75% Cumulative Preferred Stock, Series L (the “Preferred Stock”). When issued, the Preferred Stock will have a liquidation value of $25,000 per share, will be fully paid and nonassessable, will not be subject to any sinking fund or other obligation of the Company to repurchase or retire the Preferred Stock, and will have no preemptive rights.

Computershare Trust Company, N. A. will be the transfer agent and dividend disbursing agent for the Preferred Stock.

Each depositary share represents 1/1,000 of a share of Preferred Stock (the “Depositary Shares”). The shares of the Preferred Stock will be deposited with Computershare Trust Company, N. A., as Depositary (the “Preferred Stock Depositary”), under a Deposit Agreement among the Company, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the “Depositary Receipts”) issued by the Preferred Stock Depositary under the Deposit Agreement. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Preferred Stock represented by the Depositary Share (including dividend, voting, redemption and liquidation rights and preferences). See “Description of the Depositary Shares” in the accompanying Prospectus and “—Depositary Shares” below.

Immediately following our issuance of the Preferred Stock, we will deposit the Preferred Stock with the Preferred Stock Depositary, which will then issue and deliver the Depositary Receipts to us. We will, in turn, deliver the Depositary Receipts to the underwriters. Depositary Receipts will be issued evidencing only whole Depositary Shares.

We intend to apply to have the Depositary Shares listed on the NYSE. The Preferred Stock will not be listed and we do not expect that there will be any trading market for the Preferred Stock except as represented by the Depositary Shares.

Ownership Restrictions

For a discussion of ownership limitations that apply to the Preferred Stock and related Depositary Shares, see “Description of Common Stock—Ownership Limitations” in the accompanying Prospectus.

Preferred Stock

The following is a brief description of the terms of the Preferred Stock which does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Determination of the Preferred Stock, the form of which is filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus Supplement constitutes a part.

Ranking

With respect to the payment of dividends and amounts upon liquidation, the Preferred Stock will rank pari passu with our 7.875% Cumulative Preferred Stock, Series S, 7.625% Cumulative Preferred Stock, Series T, 7.625% Cumulative Preferred Stock, Series U, 7.500% Cumulative Preferred Stock Series V, 6.500% Cumulative Preferred Stock, Series W, 6.450% Cumulative Preferred Stock, Series X, 6.850% Cumulative Preferred Stock, Series Y, 6.250% Cumulative Preferred Stock, Series Z, 6.125% Cumulative Preferred Stock, Series A, 7.125% Cumulative Preferred Stock, Series B, 6.60% Cumulative Preferred Stock, Series C, 6.18% Cumulative Preferred Stock, Series D, 6.75% Cumulative Preferred Stock, Series E, 6.45% Cumulative Preferred Stock, Series F, 7.00% Cumulative Preferred Stock, Series G, 6.95% Cumulative Preferred Stock, Series H, 7.25% Cumulative Preferred Stock, Series I, 7.25% Cumulative Preferred Stock, Series K (collectively, together with the Preferred Stock, the “Senior Preferred Stock”) and any other shares of preferred stock issued by us, whether now or hereafter issued, ranking pari passu with the Senior Preferred Stock (including shares of preferred stock issued upon conversion of the 6.4% Series NN and 7.25% Series J Cumulative Redeemable Perpetual Preferred Units of one of our operating partnerships), and will rank senior to the Common Stock and any other capital stock of the Company ranking junior to the Preferred Stock.

Dividends

Holders of shares of Preferred Stock, in preference to the holders of shares of the Common Stock, and of any other capital stock issued by us ranking junior to the Preferred Stock as to payment of dividends, will be entitled to receive, when and as declared by the Board of Directors out of assets of the Company legally available for payment, cash dividends payable quarterly at the rate of 6.75% of the liquidation preference per year ($1,687.50 per year per share, equivalent to $1.6875 per year per Depositary Share). Dividends on the shares of Preferred Stock will be cumulative from the date of issue and will be payable quarterly on or before March 31, June 30, September 30 and December 31, commencing December 31, 2006, to holders of record as they appear on the stock register of the Company on such record dates, not less than 15 or more than 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. If the last day of a quarter falls on a non-business day, we may pay dividends for that quarter on the first business day following the end of the quarter. After full dividends on the Preferred Stock have been paid or declared and funds set aside for payment for all past dividend periods and for the then current quarter, the holders of shares of Preferred Stock will not be entitled to any further dividends with respect to that quarter.

When dividends are not paid in full upon the Preferred Stock and any other shares of preferred stock of the Company ranking on a parity as to dividends with the Preferred Stock (including the other series of Senior Preferred Stock), all dividends declared upon the Preferred Stock and any other preferred shares of the Company ranking on a parity as to dividends with the Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other shares shall in all cases bear to each other the same ratio that the accrued dividends per share on the Preferred Stock and such other preferred shares bear to each other. Except as set forth in the preceding sentence, unless full dividends on the Preferred Stock have been paid for all past dividend periods, no dividends (other than in Common Stock or other shares of capital stock issued by us ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made on the Common Stock or on any other shares of capital stock issued by us ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation.

Unless full dividends on the Preferred Stock have been paid for all past dividend periods, we and our subsidiaries may not redeem, repurchase or otherwise acquire for any consideration (nor may we or they pay or make available any moneys for a sinking fund for the redemption of) any shares of Common Stock or any other shares of capital stock issued by us ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation except by conversion into or exchange for shares of capital stock issued by us ranking junior to the Preferred Stock as to dividends and upon liquidation.

If for any taxable year, we elect to designate as “capital gain dividends” (as defined in the Internal Revenue Code) any portion of the dividends paid or made available for the year to the holders of all classes and series of our stock, then the portion of the dividends designated as capital gain dividends that will be allocable to the holders of Preferred Stock will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid or made available to the holders of Preferred Stock for the year, and the denominator of which will be the total dividends paid or made available to holders of all classes and series of our outstanding stock for that year.

Our revolving credit facility with a commercial bank restricts our ability to pay distributions in excess of 95% of our “Funds from Operations” for the prior four fiscal quarters. Funds from operations is defined in the loan agreement generally as net income before gain on sale of real estate, extraordinary loss on early retirement of debt and deductions for depreciation, amortization and non-cash charges. Our management believes that this restriction will not impede our ability to pay the dividends on the Preferred Stock in full.

Dividends paid by regular C corporations to persons or entities that are taxed as individuals now are generally taxed at the rate applicable to long-term capital gains, which is a maximum of 15%, subject to certain limitations. Because we are a REIT, however, our dividends, including dividends paid on the Preferred Stock, generally will continue to be taxed at regular ordinary income tax rates, except to the extent that the special rules relating to qualified dividend income and capital gains dividends paid by a REIT apply. See “Additional Material U.S. Federal Income Tax Considerations.”

Conversion Rights

The Preferred Stock will not be convertible into shares of any other class or series of capital stock of the Company.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or of any other shares of capital stock issued by us ranking as to such distribution junior to the Preferred Stock, liquidating distributions in the amount of $25,000 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends (whether or not earned or declared) for the then current, and all prior, dividend periods. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock and any other shares of stock issued by us ranking as to any such distribution on a parity with the Preferred Stock (including other series of Senior Preferred Stock) are not paid in full, the holders of the Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock will not be entitled to any further participation in any distribution of assets by us.

For purposes of liquidation rights, a consolidation or merger of the Company with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Company is not a liquidation, dissolution or winding up of the Company.

Redemption

Except in certain circumstances relating to our qualification as a REIT, we may not redeem the shares of Preferred Stock prior to October 20, 2011. On and after October 20, 2011, at any time or from time to time, we may redeem the shares of Preferred Stock in whole or in part at our option at a cash redemption price of $25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends to the date of redemption. If fewer than all the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed will be determined by the Board of Directors of the Company, and such shares shall be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of the Company.

Notwithstanding the foregoing, if any dividends, including any accumulation, on the Preferred Stock are in arrears, we may not redeem any Preferred Stock unless we redeem simultaneously all outstanding Preferred Stock, and we may not purchase or otherwise acquire, directly or indirectly, any Preferred Stock; provided, however, that this shall not prevent the purchase or acquisition of the Preferred Stock pursuant to a purchase or exchange offer if such offer is made on the same terms to all holders of the Preferred Stock.

Notice of redemption of the Preferred Stock will be given by publication in a newspaper of general circulation in the County of Los Angeles and the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of shares of Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. Each notice shall state: (1) the redemption date; (2) the number of shares of Preferred Stock to be redeemed; (3) the redemption price per share of Preferred Stock; (4) the place or places where certificates for the Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares of Preferred Stock to be redeemed will cease to accrue on such redemption date. If fewer than all the shares of Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Preferred Stock to be redeemed from such holder. In order to facilitate the redemption of shares of Preferred Stock, the Board of Directors may fix a record date for the determination of shares of Preferred Stock to be redeemed, such record date to be not less than 30 nor more than 60 days prior to the date fixed for such redemption.

Notice having been given as provided above, from and after the date specified therein as the date of redemption, unless we default in providing funds for the payment of the redemption price on such date, all dividends on the Preferred Stock called for redemption will cease. From and after the redemption date, unless we so default, all rights of the holders of the Preferred Stock as stockholders of the Company, except the right to receive the redemption price (but without interest), will cease. Upon surrender in accordance with such notice of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by the Company. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

Subject to applicable law and the limitation on purchases when dividends on the Preferred Stock are in arrears, we may, at any time and from time to time, purchase any shares of Preferred Stock in the open market, by tender or by private agreement.

Voting Rights

Except as indicated below, or except as expressly required by applicable law, holders of the Preferred Stock will not be entitled to vote.

If the equivalent of six quarterly dividends payable on the Preferred Stock or any other series of preferred stock are in default (whether or not declared or consecutive), holders of the Preferred Stock (voting as a class with all other series of Senior Preferred Stock) will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

Such right to vote separately to elect directors shall, when vested, be subject, always, to the same provisions for vesting of such right to elect directors separately in the case of future dividend defaults. At any time when such right to elect directors separately shall have so vested, we may, and upon the written request of the holders of record of not less than 20% of the total number of preferred shares of the Company then outstanding shall, call a special meeting of shareholders for the election of directors. In the case of such a written request, such special meeting shall be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in our Bylaws, provided that we shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders, and the holders of all classes of outstanding preferred stock are offered the opportunity to elect such directors (or fill any vacancy) at such annual meeting of shareholders. Directors so elected shall serve until the next annual meeting of our shareholders or until their respective successors are elected and qualify. If, prior to the end of the term of any director so elected, a vacancy in the office of such director shall occur, during the continuance of a default in dividends on preferred shares of the Company, by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former director by the appointment of a new director by the remaining director or directors so elected.

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock and any other series of preferred stock ranking on a parity with the Preferred Stock as to dividends or upon liquidation (which includes the other series of Senior Preferred Stock), voting as a single class, will be required to authorize another class of shares senior to the Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock will be required to amend or repeal any provision of, or add any provision to, the Articles of Incorporation, including the Certificate of Determination, if such action would materially and adversely alter or change the rights, preferences or privileges of the Preferred Stock.

No consent or approval of the holders of shares of the Preferred Stock will be required for the issuance from the Company’s authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to the Preferred Stock as to payment of dividends and distribution of assets, including other shares of Preferred Stock.

Depositary Shares

The following is a brief description of the terms of the Depositary Shares which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Deposit Agreement (including the form of Depositary Receipt contained therein), which is filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus Supplement constitutes a part.

Dividends

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the Preferred Stock. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the Depositary shall distribute to such record holder shall be rounded to the next highest whole cent.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the Depositary may (with our approval) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to 1/1000th of the liquidation preference accorded each share of the Preferred Stock.

Redemption

Whenever we redeem any Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed. The Depositary will publish a notice of redemption of the Depositary Shares containing the same type of information and in the same manner as our notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Preferred Stock and the Depositary Shares to the record holders of the Depositary Receipts. In case less than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be so redeemed shall be determined pro rata or by lot in a manner determined by the Board of Directors.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock represented by such record holder’s Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote such Preferred Stock represented by such Depositary Shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting any of the Preferred Stock to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

Withdrawal of Preferred Stock

Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

Amendment and Termination of Deposit Agreement

The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between us and the Depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Depositary Shares to surrender the Depositary Receipt evidencing such Depositary Shares with instructions to the Depositary to deliver to the holder the Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by us or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any dissolution of the Company and such distribution has been made to all the holders of Depositary Shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Shares, and redemption of the Preferred Stock and all withdrawals of Preferred Stock by owners of Depositary Shares. Holders of Depositary Receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

Miscellaneous

The Depositary will forward to the holders of Depositary Receipts all reports and communications from us which are delivered to the Depositary and which we are required to furnish to the holders of the Preferred Stock. In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Depositary as the holder of Preferred Stock.

Neither the Depositary nor any Depositary’s Agent (as defined in the Deposit Agreement), nor the Registrar (as defined in the Deposit Agreement) nor the Company assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its gross negligence, willful misconduct or bad faith. Neither the Depositary, any Depositary’s Agent, the Registrar nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The Company and the Depositary are not obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Depositary Receipts or Preferred Stock unless reasonably satisfactory indemnity is furnished. The Company and the Depositary may rely on written advice of counsel or accountants, on information provided by holders of Depositary Receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

The Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of the taxation of the Company and the tax considerations relevant to shareholders generally, see “Material U.S. Federal Income Tax Considerations” in the accompanying Prospectus. The following is a summary of certain additional federal income tax considerations pertaining to the acquisition, ownership and disposition of the Depositary Shares and should be read in conjunction with the referenced sections in the accompanying Prospectus. This discussion of additional considerations is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. This discussion of additional considerations is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstances or to certain types of shareholders (including insurance companies, financial institutions, broker-dealers, tax exempt investors, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. We have not requested and will not request a ruling from the Internal Revenue Service (the “Service”) with respect to any of the federal income tax issues discussed below or in the accompanying Prospectus. Prospective investors should consult, and must depend on, their own tax advisors regarding the federal, state, local, foreign and other tax consequences of holding and disposing of the Depositary Shares.

Taxation of Holders of Depositary Shares

General.    Owners of the Depositary Shares will be treated for federal income tax purposes as if they were owners of the Preferred Stock represented by such Depositary Shares. Accordingly, such owners will take into account, for federal income tax purposes, income to which they would be entitled if they were holders of such Preferred Stock. See “Description of the Depositary Shares—Federal Income Tax Considerations” in the accompanying Prospectus. Withdrawals of Preferred Stock for Depositary Shares are not taxable events for federal income tax purposes.

Dividends and Other Distributions; Withholding.    For a discussion of the taxation of the Company, the treatment of dividends and other distributions with respect to shares of the Company, and the withholding rules, see “Material U.S. Federal Income Tax Considerations—Taxation of Public Storage as a REIT,” “—Taxation of U.S. Shareholders,” “—U.S. Taxation of Non-U.S. Shareholders” and “—Information Reporting and Backup Withholding Tax Applicable to Shareholders” in the accompanying Prospectus. Please note that the special rule regarding the extended 90-day holding period requirement for a non-corporate U.S. shareholder to treat a dividend in respect of preferred stock as qualified dividend income applies to dividends in respect of preferred stock which are attributable to a period or periods aggregating over 366 days. Other dividends are, in general, subject to the general rule which requires that, among other things, the shares in respect of which the dividend is paid be held for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares become ex-dividend with respect to the dividend. See “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders—Qualified Dividend Income” in the accompanying Prospectus. In determining the extent to which a distribution on the Depositary Shares constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated first to distributions with respect to the Preferred Stock and all other series of preferred stock that are equal in rank as to distributions and upon liquidation with the Preferred Stock, and second to distributions with respect to Common Stock of the Company.

Sale or Exchange of Depositary Shares.    Upon the sale, exchange or other disposition of Depositary Shares to a party other than the Company, a holder of Depositary Shares will realize capital gain or loss measured by the difference between the amount realized on the sale, exchange or other disposition of the Depositary Shares and such shareholder’s adjusted tax basis in the Depositary Shares (provided the Depositary Shares are held as a capital asset). For a discussion of capital gain taxation see “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders” and “—U.S. Taxation of Non-U.S. Shareholders” in the accompanying Prospectus.

Redemption of Depositary Shares.    Whenever the Company redeems any Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed. The treatment to a holder of Depositary Shares accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Preferred Stock held by the Depositary and corresponding redemption of Depositary Shares can only be determined on the basis of particular facts as to the holder of Depositary Shares at the time of redemption. In general, a holder of Depositary Shares will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the holder of the Depositary Shares’ adjusted tax basis in the Depositary Shares redeemed (provided the Depositary Shares are held as a capital asset) if such redemption (i) results in a “complete termination” of a holder’s interest in all classes of stock of the Company under Section 302(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Depositary Shares owned by the holder, but also such holder’s ownership of Common Stock, equity stock, other series of preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If a particular holder of Depositary Shares owns (actually or constructively) no shares of Common Stock or equity stock of the Company or an insubstantial percentage of the outstanding shares of Common Stock, equity stock or preferred stock of the Company, based upon current law, it is probable that the redemption of Depositary Shares from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of Depositary Shares intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Depositary Shares will be treated as a distribution on the Depositary Shares as described under “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders” and “—U.S. Taxation of Non-U.S. Shareholders” in the accompanying Prospectus. If the redemption is taxed as a dividend, the holder of Depositary Shares’ adjusted tax basis in the redeemed Depositary Shares will be transferred to any other stockholdings of the holder of Depositary Shares in the Company. If the holder of Depositary Shares owns no other stockholdings in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Tax Liabilities Inherited from Shurgard

In connection with the Shurgard merger, our indirect subsidiary (“Merger Sub”) succeeded to the tax and other liabilities of Shurgard. If Shurgard failed to qualify as a real estate investment trust in any taxable year, it would have been subject to federal income tax (including any applicable alternative minimum tax) on its taxable income for such taxable years at regular corporate rates. Unless statutory relief provisions apply, Shurgard would have been disqualified from treatment as a real estate investment trust for the four taxable years following the year during which it lost qualification. Merger Sub, as successor to Shurgard, would be required to pay this tax. As is the case with the Company, qualification as a real estate investment trust required Shurgard to satisfy numerous requirements, some on an annual basis, others on a quarterly basis and still others on an ongoing basis, established under highly technical and complex Code provisions. As a condition to closing, tax counsel to Shurgard rendered an opinion relating to Shurgard’s REIT status and related tax matters.

If Shurgard were not to have qualified as a REIT at the time of the merger, Shurgard would have incurred a Federal corporate income tax liability in connection with the merger, which would have been treated as a taxable asset sale by Shurgard for Federal income tax purposes. The resulting gain subject to tax would have been equal to the excess of the value of the merger consideration and the Shurgard liabilities assumed by Merger Sub at the time of the merger over Shurgard’s adjusted tax basis in its assets at that time. Merger Sub, as the successor to Shurgard, would be obligated to pay this tax.

In addition, if Shurgard did not qualify as a REIT at any time during the 10 years preceding the merger, even if it qualified as a REIT at the time of the merger, Shurgard would have incurred a Federal corporate income tax liability on an amount equal to the “built-in gain” that existed with respect to its assets at the time it “requalified” as a REIT prior to the merger. Again, Merger Sub, as the successor to Shurgard, would be obligated to pay this tax.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of Depositary Shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.	1,350,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,350,000
Morgan Stanley & Co. Incorporated	1,350,000
Wachovia Capital Markets, LLC	1,350,000
UBS Securities LLC	1,320,000
Raymond James & Associates, Inc.	160,000
RBC Dain Rauscher Inc.	160,000
Wells Fargo Securities, LLC	160,000
Banc of America Securities LLC	40,000
Bear, Stearns & Co. Inc.	40,000
Charles Schwab & Co., Inc.	40,000
Credit Suisse Securities (USA) LLC	40,000
H&R Block Financial Advisors, Inc.	40,000
HSBC Securities (USA) Inc.	40,000
J.P. Morgan Securities Inc.	40,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	40,000
Oppenheimer & Co. Inc.	40,000
Piper Jaffray & Co.	40,000
Robert W. Baird & Co. Incorporated	40,000
TD Ameritrade, Inc.	40,000
B.C. Ziegler and Company	20,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	20,000
D.A. Davidson & Co.	20,000
Davenport & Company LLC	20,000
Ferris, Baker Watts, Incorporated	20,000
Guzman & Company	20,000
J.J.B. Hilliard, W.L. Lyons, Inc.	20,000
Janney Montgomery Scott LLC	20,000
Keefe, Bruyette & Woods, Inc.	20,000
Mesirow Financial, Inc.	20,000
Morgan Keegan & Company, Inc.	20,000
Pershing LLC	20,000
Ryan Beck & Co., Inc.	20,000
Sandler, O’Neill & Partners, L.P.	20,000
Wedbush Morgan Securities Inc.	20,000
William Blair & Company, L.L.C.	20,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the Depositary Shares (other than those covered by the over-allotment option described below) if they purchase any of the Depositary Shares.

The underwriters, for whom Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, are acting as representatives, propose to offer some of the Depositary Shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and some of the Depositary Shares to dealers at the public offering price less a concession not to exceed $0.50 per Depositary Share for retail orders and $0.30 per Depositary Share for institutional orders. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.45 per Depositary Share on sales to other dealers. If all of the Depositary Shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,200,000 additional Depositary Shares at the public offering price less the underwriting discount and accumulated dividends, if any. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Depositary Shares approximately proportionate to that underwriter’s initial purchase commitment.

We intend to apply to have our Depositary Shares listed on the NYSE. The underwriters have advised us that they intend to make a market in the Depositary Shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the depositary shares, however, and may cease market making activities, if commenced, at any time.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Depositary Shares.

	No Exercise	Full Exercise
Per Depositary Share (Retail Orders)	$0.7875	$0.7875
Per Depositary Share (Institutional Orders)	$0.5000	$0.0000
Total	$5,131,888	$6,076,888

In connection with the offering, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC on behalf of the underwriters may purchase and sell Depositary Shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Depositary Shares in excess of the number of Depositary Shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Depositary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Depositary Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Depositary Shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated or Wachovia Capital Markets, LLC repurchases Depositary Shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline on the market price of the Depositary Shares. They may also cause the price of the Depositary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue any of them at any time.

We estimate that our portion of the total expenses of this offering will be $200,000.

Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

The lenders under our credit facility include Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, and Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC. Wells Fargo Bank, National Association is managing agent of the facility.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters relating to the Preferred Stock and Depositary Shares will be passed upon for us by Stephanie G. Heim, our vice-president and corporate counsel, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Public Storage pays Ms. Heim a salary. Ms. Heim is a participant in various employee benefit plans that Public Storage offers generally to employees and owns and has options to purchase shares of Public Storage Common Stock. Skadden Arps, Slate, Meagher & Flom LLP has from time to time represented us and our affiliates on unrelated matters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Shurgard Storage Centers, Inc. as of December 31, 2005 and December 31, 2004 and for each of the three fiscal years in the period ended December 31, 2005 and Shurgard management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated balance sheets of Shurgard Self Storage S.C.A. as of December 31, 2003, 2002, and 2001 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of three years in the period ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (including explanatory paragraphs for a change in the method of accounting for derivatives and goodwill, as well as the effects of the restatement), which is included in this prospectus, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

Prospectus

Public Storage, Inc.

By this prospectus, we may offer–

Common Stock

Preferred Stock

Equity Stock

Depositary Shares

Warrants

Debt Securities

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a delayed or continuous basis.

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Our common stock is listed and traded on the New York Stock Exchange and the Pacific Exchange under the symbol “PSA.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

July 31, 2006

You should rely only on the information contained in or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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TABLE OF CONTENTS—(Continued)

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell from time to time an unlimited amount of our common stock, preferred stock, equity stock, depositary shares, warrants and debt securities, in any combination. This prospectus provides a general description of the securities that we may offer. Each time we offer any of the types of securities described in this prospectus, we will prepare and distribute a prospectus supplement that will contain a description of the specific terms of the securities being offered and of the offering. The prospectus supplement may also supplement the information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information,” before purchasing any securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “the Company,” “we,” “us,” “our” and similar references mean Public Storage, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and are required to file annual, quarterly and special reports with the Securities and Exchange Commission (the “Commission”). You may read and copy any of these documents at the Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You may telephone the Commission at 1-800-SEC-0330 for further information on the Commission’s public reference facilities. The Commission also maintains a website at http://www.sec.gov that contains the reports, proxy and information statements and other information that we and other registrants file electronically with the Commission. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

This prospectus is a part of a registration statement on Form S-3 filed with the Commission to register offers and sales of the securities described in this prospectus under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the securities. You may obtain the registration statement and its exhibits from the Commission as indicated above or from us.

The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose that information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

SEC Filing (File No. 1-8389)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2005 (filed on March 16, 2006, amended on March 24, 2006)

Quarterly Reports on Form 10-Q	Period ended March 31, 2006 (filed on May 10, 2006)

Current Reports on Form 8-K

Filed on January 17, 2006; Filed on March 7, 2006; Filed on April 24, 2006; Filed on April 26, 2006; Filed on April 27, 2006; Filed on May 8, 2006; Filed on May 11, 2006; Filed on June 19, 2006; Filed on July 12, 2006

Description of our common stock contained in Registration Statement on Form 8-A, as supplemented by the description of our common stock contained in this prospectus	Effective June 30, 1981

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus and before the termination of the offering

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

Investor Services Department

Public Storage, Inc.

701 Western Avenue

Glendale, California 91201-2397

Telephone: (800) 421-2856

(818) 244-8080

Facsimile:   (818) 241-0627

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements, including those identified by the words “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “seeks,” “intends,” “plans,” “pro forma,” or the negative of these words and phrases or similar expressions that convey the uncertainty of future events or outcomes. Discussions of strategy, plans or intentions also include forward-looking statements. Forward-looking statements are subject to risks and uncertainties and you should not rely on them as predictions of future events. Factors that could cause our actual results to differ significantly from the results discussed in our forward-looking statements include, but are not limited to:

•	the impact of competition from new and existing self-storage and commercial facilities which could impact rents and occupancy levels at our facilities;

•	our ability to evaluate, finance and integrate acquired and developed properties into our existing operations;

•	our ability to effectively compete in the markets in which we do business;

•	the impact of the regulatory environment as well as national, state and local laws and regulations, including, without limitation, those governing real estate investment trusts;

•	the profitability of our Pickup & Delivery business;

•	the impact of general economic conditions upon rental rates and occupancy levels at our facilities;

•	the availability of permanent capital at attractive rates; and

•	the risks and costs associated with acquisitions, including the pursuit of potential acquisitions, as may be described from time to time in our filings with the Commission.

These factors, as well as changes in the real estate markets and the general economy, could cause future events and actual results to differ materially from those set forth or contemplated in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or in the incorporated documents might not occur and actual results could be substantially different than expected.

THE COMPANY

We are a fully integrated, self-administered and self-managed real estate investment trust or REIT that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. We are the largest owner and operator of self-storage facilities in the United States with equity interests (through direct ownership, as well as general and limited partnership interests), as of March 31, 2006, in 1,508 storage facilities located in 37 states. We also own an interest in PS Business Parks, Inc., a REIT that, as of March 31, 2006, owned approximately 17.9 million net rentable square feet of space in 8 states.

We elected to be taxed as a REIT beginning with our 1981 taxable year. So long as we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the net income that we distribute currently to our shareholders. We were incorporated in California in 1980. Our principal executive offices are located at 701 Western Avenue, Glendale, California 91201-2349. Our telephone number is (818) 244-8080.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities described in this prospectus to make investments in self-storage facilities, including development, interests in partnerships and other entities and mortgage loans and for general corporate purposes, including repayment of debt and the redemption of outstanding securities. Pending application, we may invest the net proceeds in short-term, interest bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

We compute our ratio of earnings to combined fixed charges and preferred distributions by dividing our earnings by the sum of our fixed charges and preferred stock and preferred unit distributions. We compute our ratio of earnings to fixed charges by dividing our earnings by our fixed charges. Earnings consists of net income before interest expense and minority interests that have fixed charges.

	Three Months Ended March 31, (b)				Year Ended December 31, (b)
	2006		2005		2005		2004	2003	2002	2001
Ratio of earnings to combined fixed charges and preferred distributions, including the impact of EITF Topic D-42 (a)	2.32x		2.01x		2.27x		1.96x	1.90x	1.83x	1.98x
Ratio of earnings to combined fixed charges and preferred distributions, prior to impact of EITF Topic D-42	2.32x		2.12x		2.37x		2.07x	1.98x	1.90x	2.16x
Ratio of earnings to fixed charges	53.56	x	43.90	x	42.95	x	91.18x	50.03x	34.27x	28.60x

(a)	Emerging Issues Task Force (“EITF”) Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or the Induced Conversion of Preferred Stock” provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common shareholders in the calculation of earnings per share. At the July 31, 2003 meeting of the EITF, the Securities and Exchange Commission Observer clarified that for purposes of applying EITF Topic D-42, the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock, regardless of where in the stockholders’ equity section those costs were initially classified on issuance. This ratio reflects the SEC Observer’s clarification.
(b)	Net earnings excludes discontinued operations.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 200,000,000 shares of common stock. At July 26, 2006, we had outstanding 129,365,307 shares of common stock (excluding shares issuable upon conversion of convertible securities and shares subject to options).

Common Stock

The following description of our common stock, par value $0.10 per share, sets forth certain general terms and provisions of our common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of preferred stock or equity stock or upon the exercise of warrants. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

Holders of our common stock will be entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for distribution. If we fail to pay dividends on our outstanding preferred stock, generally we may not pay dividends on our common stock or repurchase those shares. If we liquidate, dissolve or wind up our affairs, holders of common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock. Holders of our common stock have no preemptive rights, which means they have no right to acquire any additional shares of common stock that we may issue at a later date. See “Description of Preferred Stock.”

The holders of our common stock are entitled to cast one vote for each share on all matters presented to our holders for a vote, with the exception that they have cumulative voting rights with respect to the election of our board of directors, in accordance with California law. Cumulative voting means that each holder of our common stock is entitled to cast as many votes as there are directors to be elected multiplied by the number of shares registered in his or her name. A holder of our common stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses. The outstanding shares of our common stock are, and additional shares of common stock will be, when issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock or our equity stock which are outstanding or which we may designate and issue in the future. See “Description of Preferred Stock” and “Description of Equity Stock.”

Ownership Limitations

To qualify as a REIT under the Internal Revenue Code of 1986, as amended, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. In order to maintain our qualification as a REIT, our organizational documents restrict the number of shares of capital stock that any shareholder may own.

In a series of transactions among Public Storage Management, Inc. and its affiliates (collectively, “Public Storage Management”), culminating in the November 16, 1995 merger of Public Storage Management into Storage Equities, Inc., Storage Equities became self-administered and self-managed, acquired substantially all of Public Storage Management’s United States real estate interests and was renamed “Public Storage, Inc.”

Our articles of incorporation and bylaws provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than (A) 2.0% of the outstanding shares of our common stock and (B) 9.9% of the outstanding shares of each class or series of shares of our preferred stock or equity stock and that all shares of stock be imprinted with a legend setting forth that restriction. Our articles of incorporation provide, however, that no person will be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that those shares of stock were beneficially owned by the person (including the Hughes family) after the merger with Public Storage Management. Thus, this limitation does not affect the ownership of common stock held by the Hughes family at the time of the merger. The ownership limitation is intended to preserve our REIT status in view of the Hughes family’s substantial ownership interest in us. We cannot provide any assurance, however, that this ownership limit will enable us to satisfy the requirement that a REIT not be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code for any given taxable year.

Our articles of incorporation and bylaws provide that our board of directors, in its sole and absolute discretion, may grant exceptions to the ownership limits, so long as (A) our board has determined that we would not be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the event in question takes place during the second half of a taxable year) and would not otherwise fail to qualify as a REIT, after giving effect to an acquisition by an excepted person of beneficial ownership of the maximum amount of capital stock permitted as a result of the exception to be granted, and taking into account the existing and permitted ownership by other persons of stock (taking into account any other exceptions granted) and (B) the excepted persons provide to our board the representations and undertakings as our board may require. In any case, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Internal Revenue Code, any shares of any class of capital stock if the ownership or acquisition (1) would cause more than 50% in value of our outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals (as defined in the Internal Revenue Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (2) would result in our stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (3) would otherwise result in our failing to qualify as a REIT.

Our articles of incorporation and bylaws generally provide that if any holder of capital stock purports to transfer shares to a person or there is a change in our capital structure, and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or the transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the shares causing the violation will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of those shares will have no right to receive dividends or other distributions with respect to them and will have no right to vote the shares. Any dividends or other distributions paid to the purported transferee prior to our discovery that the shares have been transferred to a trust will be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee will designate a transferee of those shares so long as the shares would not violate the restrictions on ownership or transfer in our articles of incorporation in the hands of the designated transferee. Upon the sale of the shares, the purported transferee will receive out of any proceeds remaining after payment of expenses of the charitable trust and us the lesser of (A)(1) the price per share the purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or (2) if the transfer or other event that resulted in the transfer of the shares to the trust was not a transaction in which the purported transferee gave full value for the shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Each purported transferee will be deemed to have waived any claims the purported transferee may have against the trustee and us arising from the disposition of the shares, except for claims arising from the trustee’s or our gross negligence, willful misconduct, or failure to make payments when required by our articles of incorporation.

In addition, our bylaws provide our board of directors with the power to prevent the transfer of shares of capital stock or to redeem shares of capital stock if the board of directors determines in good faith that the action is necessary to preserve our status as a REIT.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue up to 50,000,000 shares of preferred stock, par value $0.01 per share. At July 26, 2006, we had outstanding 1,723,236 shares of preferred stock and had reserved for issuance an additional 13,000 shares of preferred stock. Our articles of incorporation provide that the preferred stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred stock. Holders of preferred stock have no preemptive rights. The preferred stock will be, when issued, fully paid and nonassessable.

Although the issuance of preferred stock with special voting rights (or common stock) could be used to deter attempts to obtain control of us in transactions not approved by our board of directors, we have no present intention to issue stock for that purpose.

Outstanding Preferred Stock

At July 26, 2006, we had outstanding 18 series of preferred stock and had reserved for issuance, upon conversion of preferred units in one of our operating partnerships, two additional series. Each series (1) has a stated value of $25 per share or depositary share, (2) in preference to the holders of shares of our common stock and any other capital stock ranking junior to our preferred stock as to payment of dividends, provides for cumulative quarterly dividends calculated as a percentage of the stated value (ranging from 6.125% to 8.600% per year) and (3) is subject to redemption, in whole or in part, at our option at a cash redemption price of $25 per share or depositary share, plus accrued and unpaid dividends (on or after various dates between January 19, 2006 and May 9, 2011).

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any assets are distributed to holders of our common stock or any other shares of capital stock ranking junior to the preferred stock, liquidating distributions equal to $25 per share or depositary share, plus all accrued and unpaid dividends.

Except as expressly required by law and in certain other limited circumstances, holders of the preferred stock are not entitled to vote. Our board of directors will not, without the consent of holders of at least 66 2/3% of the outstanding shares of the preferred stock, voting as a single class, authorize another class of shares senior to the preferred stock.

Ownership Limitations

For a discussion of the ownership limitations that apply to preferred stock, see “Description of Common Stock—Ownership Limitations.”

Future Series of Preferred Stock

Below is a description of some general terms and provisions of our preferred stock which may be specified in a prospectus supplement. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

You should read the prospectus supplement relating to the preferred stock being offered for specific terms, including:

(1) the title and stated value of the preferred stock;

(2) the number of shares of the preferred stock being offered, the liquidation preference per share and the offering price of the preferred stock;

(3) the dividend rate, period and payment date or method of calculation applicable to the preferred stock;

(4) the date from which dividends on the preferred stock accumulates, if applicable;

(5) the provision for a sinking fund, if any, for the preferred stock;

(6) the provision for redemption, if applicable, of the preferred stock;

(7) any listing of the preferred stock on any securities exchange;

(8) the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation);

(9) the voting rights, if any, of the preferred stock;

(10) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(11) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(12) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

Ranking.    The ranking of the preferred stock will be set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank:

(1) senior to the common stock, any additional class of common stock, existing and future equity stock and any series of preferred stock junior to the preferred stock;

(2) on a parity with all preferred stock previously issued by us the terms of which specifically provide that the preferred stock rank on a parity with the preferred stock being offered; and

(3) junior to all preferred stock previously issued by us the terms of which specifically provide that the preferred stock rank senior to the preferred stock being offered.

Dividends.    Holders of shares of the preferred stock of each series being offered will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at the rates and on the dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors.

Dividends on any series of the preferred stock being offered may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, the holders of the series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for the period, whether or not dividends on that series are declared payable on any future dividend payment date.

No dividends (other than in common stock or other capital stock ranking junior to the preferred stock of any series as to dividends and upon liquidation) will be declared or paid or set aside for payment (nor will any other distribution be declared or made upon our common stock, or any of our other capital stock ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation), nor will any common stock or any other of our capital stock ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of the stock) by us (except by conversion into or exchange for our other capital stock ranking junior to the preferred stock of the series as to dividends and upon liquidation) unless:

(1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum set apart for payment for all past dividend periods and the then current dividend period; and

(2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum set apart for payment for the then current dividend period.

Any dividend payment made on shares of a series of cumulative preferred stock being offered will first be credited against the earliest accrued but unpaid dividend due with respect to shares of the series which remains payable.

Redemption.    The shares of preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case to the extent set forth in the prospectus supplement relating to the series.

The prospectus supplement relating to a series of preferred stock being offered that is subject to mandatory redemption will specify the number of shares of that series that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if shares of that series do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

Notwithstanding the foregoing, no shares of any series of preferred stock being offered will be redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of preferred stock of that series (except by conversion into or exchange for capital stock of us ranking junior to the preferred stock of that series as to dividends and upon liquidation) unless all outstanding shares of preferred stock of that series are simultaneously redeemed unless, in each case:

(1) if that series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of that series will have been or contemporaneously are declared and paid or declared and a sum sufficient for payment for all past dividend periods and the then current dividend period is set apart; and

(2) if that series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of that series have been or contemporaneously are declared and paid or declared and a sum sufficient for payment for the then current dividend period is set apart; provided, however, that we may acquire shares of preferred stock of the series under a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of the series.

If fewer than all of the outstanding shares of preferred stock of any series being offered are to be redeemed, the number of shares to be redeemed will be determined by us and these shares may be redeemed pro rata from the holders of record of these shares in proportion to the number of these shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

(1) the redemption date;

(2) the number of shares and series of the preferred stock to be redeemed;

(3) the redemption price;

(4) the place or places where certificates for that preferred stock are to be surrendered for payment of the redemption price;

(5) that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

(6) the date upon which the holder’s conversion rights, if any, as to the shares terminate.

If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder will also specify the number of shares of preferred stock to be redeemed from the holder and, upon redemption, a new certificate will be issued representing the unredeemed shares without cost to the holder. To facilitate the redemption of shares of preferred stock, our board of directors may fix a record date for the determination of shares of preferred stock to be redeemed. The record date may not be not less than 30 or more than 60 days before the date fixed for redemption.

If notice has been given as provided above, unless we default in providing funds for the payment of the redemption price on that date, then from and after the redemption date all dividends on the preferred stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of our preferred stock, except the right to receive the redemption price (but without interest), will cease.

Subject to applicable law and the limitation on purchases when dividends on preferred stock are in arrears, we may, at any time and from time to time, purchase any shares of preferred stock in the open market, by tender or by private agreement.

Liquidation Preference.    If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, then, before we make any distribution or payment to the holders of any common stock or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all accrued and unpaid dividends (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon the voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the preferred stock and all other such classes or series of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For these purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Voting Rights.    Holders of the preferred stock being offered will not have any voting rights, except as set forth below or as otherwise expressly required by law or as indicated in the applicable prospectus supplement.

If six quarterly dividends payable on any series of preferred stock are in default (whether or not declared or consecutive), the holders of all the series of preferred stock, voting as a single class with all other series of preferred stock upon which similar voting rights have been conferred and are exercisable, will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

The right to vote separately to elect directors will, when vested, be subject, always, to the same provisions for vesting of the right to elect directors separately in the case of future dividend defaults. At any time when the right to elect directors separately has vested, we may, and upon the written request of the holders of record of not less than 20% of our total number of preferred shares then outstanding will, call a special meeting of shareholders for the election of directors. In the case of the written request, a special meeting will be held within 90 days after the delivery of the request and, in either case, at the place and upon the notice provided by law and in the bylaws. However, we will not be required to call a special meeting if the request is received less than 120 days before the date fixed for the next annual meeting of shareholders, and the holders of all classes of outstanding preferred stock are offered the opportunity to elect the directors (or fill any vacancy) at the annual meeting of shareholders. Directors so elected will serve until the next annual meeting of shareholders or until their respective successors are elected and qualify. If, before the end of the term of any director so elected, a vacancy in the office of the director occurs, during the continuance of a default by reason of death, resignation, or disability, the vacancy will be filled for the unexpired term of the former director by the appointment of a new director by the remaining director or directors so elected.

The affirmative vote or consent of the holders of at least a majority of the outstanding shares of each series of preferred stock will be required to amend or repeal any provision of, or add any provision to, our articles of incorporation, including the certificate of determination, if this action would materially and adversely alter or change the rights, preferences or privileges of the series of preferred stock.

No consent or approval of the holders of any series of preferred stock being offered will be required for the issuance from our authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to that series of preferred stock, or senior to a series of preferred stock expressly made junior to that series of preferred stock as to payment of dividends and distribution of assets, including other shares of the same series of preferred stock.

These voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required is effected, all outstanding shares of the series of preferred stock had been redeemed or called for redemption upon proper notice and sufficient funds had been deposited in trust to effect the redemption.

Conversion Rights.    The terms and conditions, if any, upon which shares of any series of preferred stock being offered are convertible into common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the preferred stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion if we redeem the preferred stock.

DESCRIPTION OF EQUITY STOCK

We are authorized to issue up to 200,000,000 shares of equity stock, par value $.01 per share. At July 26, 2006, we had outstanding 8,744.193 shares of equity stock (represented by 8,744,193 depositary shares) which rank on a parity with our common stock. Our articles of incorporation provide that the equity stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity stock. Holders of equity stock have no preemptive rights. The shares of equity stock will be, when issued, fully paid and nonassessable.

The issuance of equity stock with special voting rights could be used to deter attempts by a single shareholder or group of shareholders to obtain control of us in transactions not approved by our board of directors. We have no intention to issue the equity stock for these purposes.

Outstanding Series of Equity Stock

At July 26, 2006, we had one series of equity stock outstanding. The equity stock, series A is represented by depositary shares (each depositary share representing  1/1,000 of a shares of equity stock, series A). The equity stock, series A (1) provides for cash distributions at the rate of five times the distributions on the common stock per depositary share, but not more than $2.45 per depositary share per year, (2) may be redeemed on or after March 31, 2010 at $24.50 per depositary share, (3) on liquidation each depositary share receives the same amount allocated in respect of a share of common stock, but not to exceed $24.50 per depositary share, (4) is convertible into common stock at the rate of one depositary share into .956 shares of common stock if Public Storage fails to preserve its status as a REIT and (5) votes as a single class with the common stock at the rate of one-tenth of a vote per depositary share. At July 26, 2006, there were 8,774.193 outstanding shares of equity stock, series A (represented by 8,774,193 depositary shares).

Ownership Limitations

For a discussion of the ownership limitations that apply to equity stock, see “Description of Common Stock—Ownership Limitations.”

Future Series of Equity Stock

Below is a description of some general terms and provisions of our equity stock which may be specified in a prospectus supplement. The statements below describing the equity stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

You should read the prospectus supplement relating to the equity stock being offered for specific terms, including:

(1) the designation of that equity stock;

(2) the number of shares of that equity stock offered, the liquidation rights and the offering price of that equity stock;

(3) the dividend rate, period and payment date or method of calculation applicable to that equity stock;

(4) the provision for redemption, if applicable, of that equity stock;

(5) any listing of that equity stock on any securities exchange;

(6) the terms and conditions, if applicable, upon which that equity stock will be convertible into common stock, including the conversion price (or manner of calculation);

(7) the voting rights, if any, of that equity stock;

(8) any other specific terms, rights, limitations or restrictions of that equity stock; and

(9) the relative ranking of that equity stock as to dividend rights and rights if we liquidate, dissolve or wind-up our affairs.

Ranking.    Unless otherwise specified in the applicable prospectus supplement, equity stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank on a parity with the common stock.

Dividends.    Holders of shares of the equity stock of each series being offered will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at the rates and on the dates set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. Unless otherwise specified in the applicable prospectus supplement, dividends on equity stock will be non-cumulative.

Redemption.    The shares of equity stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case to the extent set forth in the applicable prospectus supplement.

The prospectus supplement relating to a series of equity stock being offered that is subject to mandatory redemption will specify the number of shares of that series that we must redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends (which will not, if that series does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

If fewer than all of the outstanding shares of equity stock of any series offered are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of equity stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

(1) the redemption date;

(2) the number of shares and series of the equity stock to be redeemed;

(3) the redemption price;

(4) the place or places where certificates for shares of that series are to be surrendered for payment of the redemption price;

(5) that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

(6) the date upon which the holder’s conversion rights, if any, as to those shares terminates.

If fewer than all the shares of equity stock of any series are to be redeemed, the notice mailed to each holder will also specify the number of shares of equity stock to be redeemed from the holder and, upon redemption, a new certificate will be issued representing the unredeemed shares without cost to the holder. To facilitate the redemption of shares of equity stock, our board of directors may fix a record date for the determination of shares of equity stock to be redeemed. The record date may not be less than 30 or more than 60 days before the date fixed for redemption.

If notice has been given as provided above, unless we default in providing funds for the payment of the redemption price on that date, then from and after the redemption date all dividends on the equity stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of our equity stock, except the right to receive the redemption price (but without interest), will cease.

Liquidation Rights.    If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, then, before we make any distribution or payment to the holders of the equity stock or any other class or series of our capital stock ranking junior to any series of preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all accrued and unpaid dividends (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets.

If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, including the equity stock, according to their respective rights and in each case according to their respective number of shares. For these purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Unless otherwise specified in the applicable prospectus supplement, if we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of the equity stock will rank on a parity with the holders of the common stock, subject to any maximum or minimum distribution to holders of equity stock specified in the applicable prospectus supplement.

Voting Rights.    Unless otherwise specified in the applicable prospectus supplement, holders of the equity stock will vote with holders of the common stock.

No consent or approval of the holders of any series of equity stock will be required for the issuance from our authorized but unissued equity stock of other shares of any series of equity stock including shares of the same series of equity stock.

Conversion Rights.    The terms and conditions, if any, upon which shares of any series of equity stock being offered are convertible into common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the equity stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the equity stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the series of equity stock.

DESCRIPTION OF THE DEPOSITARY SHARES

We may, at our option, elect to offer depositary shares, each of which will represent a fractional interest in a share of preferred stock or equity stock of a specified series as described in the applicable prospectus supplement. The shares of preferred stock or equity stock represented by the depositary shares will be deposited with a depositary named in the applicable prospectus supplement, under a deposit agreement, among the depositary, the holders of the depositary receipts and us. Depositary receipts, which are certificates evidencing depositary shares, will be delivered to those persons purchasing depositary shares in the offering. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

The summary of terms of the depositary shares contained in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the deposit agreement, our articles of incorporation and the form of certificate of determination for the applicable series of preferred stock or equity stock.

Dividends

The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock or equity stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date, which will be the same date as the record date fixed by us for the applicable series of preferred stock or equity stock. The depositary, however, will distribute only an amount as can be distributed without attributing to any depositary share a fraction of one cent with any undistributed balance added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution, in proportion, as nearly as may be practicable, to the number of depositary shares owned by those holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make the distribution. If this occurs, the depositary may (with our approval) sell the property and distribute the net proceeds from that sale to those holders or adopt another method of distribution as it deems equitable and appropriate.

Liquidation Rights

If we liquidate, dissolve or wind up our affairs, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation amount accorded each share of the applicable series of preferred stock or equity stock, as set forth in the prospectus supplement.

Redemption

If a series of preferred stock or equity stock represented by that series of depositary shares is redeemable, those depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock or equity stock held by the depositary. Whenever we redeem any preferred stock or equity stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred stock or equity stock so redeemed. The depositary will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the preferred stock or equity stock and the depositary shares to the record holders of the depositary receipts.

Conversion

If the series of preferred stock or equity stock represented by the applicable series of depositary shares is convertible into a different class of our securities, the depositary shares will be also be convertible on the terms described in the applicable prospectus supplement.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the series of preferred stock or equity stock represented by the applicable series of depositary shares are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts as of the record date for that meeting. Each record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock or equity stock represented by that record holder’s depositary shares. The depositary will then try, as far as practicable, to vote the preferred stock or equity stock represented by such depositary shares in accordance with those instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote any of the preferred stock or equity stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock or Equity Stock

Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the holder of the depositary shares evidenced by the depositary receipts is entitled to delivery of the number of whole shares of preferred stock or equity stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock or equity stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock or equity stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of withdrawn preferred stock or equity stock will not be entitled to deposit those shares under the deposit agreement or to receive depositary receipts evidencing depositary shares.

Amendment and Termination of Deposit Agreement

The form of depositary receipt evidencing the depositary shares of any series and any provision of the deposit agreement may at any time be amended by agreement between the depositary and us. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of depositary shares of any series will not be effective unless that amendment has been approved by the holders of at least a majority of the depositary shares of that series then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing those depositary shares with instructions to the depositary to deliver to the holder the preferred stock or equity stock and all money and other property, if any, represented by the depositary receipt, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by the depositary or us only if:

(1) all outstanding depositary shares have been redeemed or

(2) there has been a final distribution in respect of the preferred stock or equity stock in connection with our liquidation, dissolution or winding up and the distribution has been made to all the holders of depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock or equity stock and the initial issuance of the depositary shares, and redemption of the preferred stock or equity stock and all withdrawals of preferred stock or equity stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and those other charges as are provided in the deposit agreement to be for their accounts. In some circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt if the charges are not paid.

Miscellaneous

The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock or equity stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at other places as it may from time to time deem advisable, any reports and communications received from us which are received by the depositary as the holder of preferred stock or equity stock.

Neither the depositary nor we assume any obligation or liability under the deposit agreement to holders of depositary receipts other than for its or our negligence or willful misconduct. Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performance in good faith of the depositary’s duties under the deposit agreement. Neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give the information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

Federal Income Tax Considerations

Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the preferred stock or equity stock represented by those depositary shares. Accordingly, the owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock or equity stock. In addition:

(1) no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock or equity stock in exchange for depositary shares;

(2) the tax basis of each share of preferred stock or equity stock to an exchanging owner of depositary shares will, upon such exchange, be the same as the aggregate tax basis of the depositary shares being exchanged; and

(3) the holding period for preferred stock or equity stock in the hands of an exchanging owner of depositary shares will include the period during which that person owned those depositary shares.

DESCRIPTION OF WARRANTS

We have no warrants outstanding (other than options issued under our stock option plan). We may issue warrants for the purchase of common stock, preferred stock, equity stock or debt securities. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the applicable prospectus supplement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants being offered. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

(1) the title of those warrants;

(2) the aggregate number of those warrants;

(3) the price or prices at which those warrants will be issued;

(4) the designation, number and terms of the shares of common stock, preferred stock or equity stock purchasable upon exercise of those warrants;

(5) the designation and terms of the other securities, if any, with which those warrants are issued and the number of those warrants issued with each security;

(6) the date, if any, on and after which those warrants and the related common stock, preferred stock or equity stock, if any, will be separately transferable;

(7) the price at which each share of common stock, preferred stock or equity stock purchasable upon exercise of those warrants may be purchased;

(8) the date on which the right to exercise those warrants will commence and the date on which that right expires;

(9) the minimum or maximum amount of those warrants which may be exercised at any one time; and

(10) any other terms of those warrants, including terms, procedures and limitations relating to the exchange and exercise of those warrants.

DESCRIPTION OF DEBT SECURITIES

The following descriptions of the debt securities do not purport to be complete and are subject to and qualified in their entirety by reference to the indenture, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. Any future supplemental indenture or similar document also will be so filed. You should read the indenture and any supplemental indenture or similar document because they, and not this description, define your rights as holder of our debt securities. All capitalized terms have the meanings specified in the indenture.

We may issue, from time to time, debt securities, in one or more series, that will consist of either our senior debt (the “Senior Debt Securities”) or our subordinated debt securities (the “Subordinated Debt Securities”). The debt securities we offer will be issued under one or more indentures between us and a trustee (the “Trustee”), which may be the same trustee. Debt securities, whether senior or subordinated, may be issued as convertible debt securities or exchangeable debt securities.

General Terms of the Indenture

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit designated by us. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to afford holders of any debt securities protection with respect to our operations, financial condition or transactions involving us.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for U.S. federal income tax purposes, be treated as if they were issued with “original issue discount,” or “OID,” because of interest payment and other characteristics. Special U.S. federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

The applicable prospectus supplement for a series of debt securities that we issue will describe, among other things, the following terms of the offered debt securities:

•	the title;

•	the aggregate principal amount;

•	whether issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

•	whether issued in the form of one or more global securities and whether all or a portion of the principal amount of the debt securities is represented thereby;

•	the price or prices at which the debt securities will be issued;

•	the date or dates on which principal is payable;

•	the place or places where and the manner in which principal, premium or interest will be payable and the place or places where the debt securities may be presented for transfer and, if applicable, conversion or exchange;

•	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	our rights or obligations to redeem or purchase the debt securities, including sinking fund or partial redemption payments;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

•	the currency or currencies of payment of principal or interest;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	the terms, if any, pursuant to which any debt securities will be subordinate to any of our other debt;

•	if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

•	if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity, and the terms and conditions of any acceleration;

•	if applicable, covenants affording holders of debt protection with respect to our operations, financial condition or transactions involving us; and

•	any other specific terms of any debt securities.

The applicable prospectus supplement will set forth material U.S. federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are listed or quoted, if any.

Debt securities issued by us will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, except to the extent any such subsidiary guarantees or is otherwise obligated to make payment on such debt securities.

Unless otherwise provided in the applicable prospectus supplement, all securities of any one series need not be issued at the same time and may be issued from time to time without consent of any holder.

Senior Debt Securities

Payment of the principal of, premium, if any, and interest on Senior Debt Securities will rank on a parity with all of our other unsecured and unsubordinated debt.

Subordinated Debt Securities

Payment of the principal of, premium, if any, and interest on Subordinated Debt Securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior debt. We will set forth in the applicable prospectus supplement relating to any Subordinated Debt Securities the subordination terms of such securities as well as the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by its terms would be senior to the Subordinated Debt Securities. We will also set forth in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for other securities or property of the Company. The terms and conditions of conversion or exchange will be set forth in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding the ability of the Company or the holder to convert or exchange the debt securities;

•	events requiring adjustment to the conversion or exchange price; and

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Consolidation, Merger or Sale

We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless (a) we will be the continuing corporation or (b) the successor corporation or person to which our assets are transferred or leased is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations on the debt securities and under the indenture. In addition, we cannot effect such a transaction unless immediately after giving effect to such transaction, no default or event of default under the indenture shall have occurred and be continuing. Subject to certain exceptions, when the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we shall be discharged from all our obligations under the debt securities and the indenture, except in limited circumstances.

This covenant would not apply to any recapitalization transaction, a change of control of the Company or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

Unless otherwise indicated, the term “Event of Default,” when used in the indenture, means any of the following:

•	failure to pay interest for 30 days after the date payment is due and payable;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to make sinking fund payments when due;

•	failure to perform any other covenant for 60 days after notice that performance was required;

•	events of bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default provided in the applicable resolution of our board of directors or the supplemental indenture under which we issue series of debt securities.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. Unless otherwise indicated in the applicable prospectus supplement, an Event of Default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

Unless otherwise indicated in the applicable prospectus supplement, an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Senior Debt Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Senior Debt Securities may declare the entire principal amount of all of the series of Senior Debt Securities due and payable immediately.

Similarly, unless otherwise indicated in the applicable prospectus supplement, if an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Subordinated Debt Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Subordinated Debt Securities may declare the entire principal amount of all of the series of Subordinated Debt Securities due and payable immediately.

If, however, the Event of Default relating to the performance of other covenants or any other Event of Default that has occurred and is continuing is for less than all of the series of Senior Debt Securities or Subordinated Debt Securities, as the case may be, then, unless otherwise indicated in the applicable prospectus supplement, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the Senior Debt Securities or the Subordinated Debt Securities, as the case may be, may declare the entire principal amount of all debt securities of such affected series due and payable immediately. The holders of not less than a majority in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

If an Event of Default relating to events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of debt securities against us. Except as provided below, no holder of debt securities of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of that default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

Notwithstanding the foregoing, each holder of debt securities of any series has the right, which is absolute and unconditional, to receive payment of the principal of and premium and interest, if any, on such debt securities when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of that holder of debt securities.

We will be required to file annually with the Trustee a certificate, signed by an officer of the Company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Registered Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more fully registered global securities that we will deposit with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for such registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement with respect to any portion of such series represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•	ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for the registered global security, those persons being referred to as “participants,” or persons that may hold interests through participants;

•	upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•	ownership of any beneficial interest in the registered global security will be shown on, and the transfer of any ownership interest will be effected only through, records maintained by the depositary for the registered global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants).

The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in the definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and those participants would authorize beneficial owners owning through those participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. None of the Company, the trustee or any other agent of the Company or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In such event, we will issue debt securities of that series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.” We will deposit these bearer global securities with a common depositary for Euroclear System and Clearstream Bank Luxembourg, Societe Anonyme, or with a nominee for the depositary identified in the prospectus supplement relating to that series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, with respect to the position of the series represented by a bearer global security.

Discharge, Defeasance and Covenant Defeasance

We can discharge or defease our obligations under the indenture as set forth below. Unless otherwise set forth in the applicable prospectus supplement, the subordination provisions applicable to any Subordinated Debt Securities will be expressly subject to the discharge and defeasance provisions of the indenture.

We may discharge some of our obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable within one year (or are scheduled for redemption within one year). We may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time (“defeasance”). We also may be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an Event of Default (“covenant defeasance”). We may effect defeasance and covenant defeasance only if, among other things:

•	we irrevocably deposit with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal, premium, if any, and interest on all outstanding debt securities of the series; and

•	we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders’ U.S. federal income tax treatment of principal, premium, if any, and interest payments on the series of debt securities, which opinion, in the case of legal defeasance, must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law.

Although we may discharge or defease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indenture;

•	establish the forms or terms of debt securities of any series; and

•	evidence and provide for the acceptance of appointment by a successor trustee.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of Senior Debt Securities or Subordinated Debt Securities, as the case may be, then outstanding and affected (voting as one class), add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

•	extend the final maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal (other than as may be provided otherwise with respect to a series), premium, if any, or interest is payable;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

•	modify any of the subordination provisions or the definition of senior indebtedness applicable to any Subordinated Debt Securities in a manner adverse to the holders of those securities;

•	alter provisions of the indenture relating to the debt securities not denominated in U.S. dollars;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

A prospectus supplement may set forth modifications or additions to these provisions with respect to a particular series of Debt Securities.

Concerning the Trustee

The indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only with respect to the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery (including authentication and delivery on original issuance of the debt securities) of, the debt securities of a series will be effected by the trustee with respect to that series at an office designated by the trustee in New York, New York.

The indenture contains limitations on the right of the trustee, should it become a creditor of the Company, to obtain payment of claims in some cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties with respect to the debt securities, however, it must eliminate the conflict or resign as trustee.

The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee with respect to such series of debt securities, provided that the direction would not conflict with any rule of law or with the indenture, would not be unduly prejudicial to the rights of another holder of the debt securities, and would not involve any trustee in personal liability. The indenture provides that in case an Event of Default shall occur and be known to any trustee and not be cured, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trustee’s power. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

The indenture provides that no incorporator and no past, present or future shareholder, officer or director, of the Company or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

For purposes of the following discussion, references to “our company,” “we” and “us” mean Public Storage and not its subsidiaries or affiliates. The following discussion describes the material U.S. federal income tax considerations relating to the taxation of Public Storage as a REIT and the acquisition, ownership and disposition of our common shares. If we offer debt securities or equity securities other than common stock, information about any additional income tax consequences to holders of those securities will be included in the documents pursuant to which those securities are offered.

Because this is a summary that is intended to address only the federal income tax considerations relating to the ownership and disposition of our common stock, it may not contain all the information that may be important in your specific circumstances. As you review this discussion, you should keep in mind that:

(1) The tax considerations to you may vary depending on your particular tax situation;

(2) Special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code (the “Code”);

(3) This summary does not address state, local or non-U.S. tax considerations;

(4) This summary deals only with Public Storage common shareholders that hold common shares as “capital assets,” within the meaning of Section 1221 of the Code; and

(5) This discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your tax advisor to determine the effect of acquiring, owning and disposing of our common stock in your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the Code, current, temporary and proposed regulations promulgated by the U.S. Treasury Department, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (“IRS”), and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this registration statement. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Except as described under “—Taxation of Public Storage as a REIT—Income Tests Applicable to REITs,” we have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

Taxation of Public Storage as a REIT

General.    We elected to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 1981. A REIT generally is not subject to federal income tax on the net income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for REIT qualification under the Code.

We believe that we have been and that we are organized and have operated, and we intend to continue to operate, in a manner to qualify as a REIT, but there can be no assurance that we qualify or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that our actual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

The sections of the Code that relate to our qualification and operation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury regulations, and related administrative and judicial interpretations.

Taxation.    For each taxable year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to our shareholders. Shareholders generally will be subject to taxation on dividends (other than designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT “C” corporations) generally are subject to federal corporate income taxation on their income and shareholders of regular corporations are subject to tax on any dividends that are received. Currently, however, shareholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are lower for individuals than ordinary income rates, and shareholders of regular corporations who are taxed at regular corporate rates will receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of federal income taxation than if such income were earned by a non-REIT “C” corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to tax either at capital gain rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

While we generally will not be subject to corporate income taxes on income that we distribute currently to shareholders, we will be subject to federal income tax as follows:

1. We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2. We may be subject to the “alternative minimum tax” on our undistributed items of tax preference, if any.

3. If we have (1) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to tenants in the ordinary course of business, or (2) other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

4. Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to tenants in the ordinary course of business other than foreclosure property.

5. If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 95% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

6. We will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the sum of amounts actually distributed, excess distributions from the preceding tax year and amounts retained for which federal income tax was paid if we fail to make the required distributions by the end of a calendar year. The required distributions for each calendar year is equal to the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from prior taxable years.

7. We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants, and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

8. If we acquire any assets from a non-REIT “C” corporation in a carry-over basis transaction (such as in the case of our 1995 merger with Public Storage Management), we would be liable for corporate income tax, at the highest applicable corporate rate for the “built-in gain” with respect to those assets if we disposed of those assets within 10 years after they were acquired. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT “C” corporation’s interest in the partnership. We also have acquired assets in carryover basis merger transactions with a number of REITs (including our 1999 merger with Storage Trust Realty). If any such acquired REIT failed to qualify as a REIT at the time of its merger into us, it would have been a non-REIT “C” corporation and we also would be liable for tax liabilities inherited from it.

9. With regard to our 2005 and subsequent taxable years, if we fail to satisfy one of the REIT asset tests (other than certain de minimis failures), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets by the highest rate of tax applicable to corporations.

10. With regard to our 2005 and subsequent taxable years, if we fail to satisfy certain of the requirements under the Code the failure of which would result in the loss of our REIT status, and the failure is due to reasonable cause and not willful neglect, we may be required to pay a penalty of $50,000 for each such failure in order to maintain our qualification as a REIT.

11. If we fail to comply with the requirements to send annual letters to our shareholders requesting information regarding the actual ownership of our shares and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

Furthermore, notwithstanding our status as a REIT, we also may have to pay certain state and local income taxes, because not all states and localities treat REITs the same as they are treated for federal income tax purposes. Moreover, each of our taxable REIT subsidiaries (as further described below) is subject to federal, state and local corporate income taxes on its net income.

If we are subject to taxation on our REIT taxable income or subject to tax due to the sale of a built-in gain asset that was acquired in a carry-over basis from a non-REIT “C” Corporation, some of the dividends we pay to our shareholders during the following year may be subject to tax at the reduced capital gains rates, rather than taxed at ordinary income rates. See “—Taxation of U.S. Shareholders—Qualified Dividend Income.”

Requirements for Qualification as a REIT.    The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding shares or other beneficial interest of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

(7) that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and the Treasury regulations promulgated thereunder; and

(9) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. Condition (6) must be met during the last half of each taxable year. For purposes of determining share ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we have been organized, have operated and have issued sufficient shares of beneficial ownership with sufficient diversity of ownership to allow us to satisfy the above conditions. In addition, our organizational documents contain restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. The ownership restrictions in our articles of incorporation and bylaws generally prohibit the actual or constructive ownership of more than 2% of the outstanding shares of common stock (excluding the interest held by the Hughes family) or more than 9.9% of the outstanding shares of each class or series of shares of preferred stock or equity stock, unless an exception is established by the board of directors. The restrictions provide that if, at any time, for any reason, those ownership limitations are violated or more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of stock necessary to cure the violation will automatically and irrevocably be transferred from the person causing the violation to a designated charitable beneficiary. See “Description of Common Stock—Ownership Limitations.” At the time of the merger with Public Storage Management, to further assist us in meeting the ownership restrictions, the Hughes family entered into an agreement with us for the benefit of Public Storage and certain designated charitable beneficiaries providing that if, at any time, for any reason, more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of our common stock owned by Wayne Hughes necessary to cure such violation would automatically and irrevocably be transferred to a designated charitable beneficiary.

The REIT protective provisions of our organizational documents and the agreement with the Hughes family are modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as the arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position concerning Public Storage (a private letter ruling is legally binding only as to the taxpayer to whom it was issued and we will not seek a private ruling on this issue) or contend that we failed to enforce these various arrangements. Accordingly, there can be no assurance that these arrangements necessarily will preserve our REIT status. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

To monitor compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and do not know, or exercising reasonable diligence, would not have known, of a failure to meet condition (6) above, then we will be treated as having met condition (6) above.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. As a result of the 1995 merger with Public Storage Management, the 1999 merger with Storage Trust Realty and mergers with other affiliated REITs, Public Storage has succeeded to various tax attributes of those entities and their predecessors, including any undistributed earnings and profits. We do not believe that we have acquired any undistributed non-REIT earnings and profits and we believe that the REITs with which we have merged qualified as REITs at the time of acquisition. However, neither these entities nor Public Storage has sought an opinion of counsel or outside accountants to the effect that we did not acquire any undistributed non-REIT earnings and profits. There can be no assurance that the IRS would not contend otherwise on a subsequent audit.

If the IRS determined that we inherited undistributed non-REIT earnings and profits and that we did not distribute the non-REIT earnings and profits by the end of that taxable year, it appears that we could avoid disqualification as a REIT by using “deficiency dividend” procedures to distribute the non-REIT earnings and profits. The deficiency dividend procedures would require us to make a distribution to shareholders, in addition to the regularly required REIT distributions, within 90 days of the IRS determination. In addition, we would have to pay to the IRS interest on 50% of the non-REIT earnings and profits that were not distributed prior to the end of the taxable year in which we inherited the undistributed non-REIT earnings and profits. If, however, we were considered to be a “successor” under the applicable Treasury regulations to a corporation that had failed to qualify as a REIT at the time of its merger with Public Storage, we could fail to qualify as a REIT and could be prevented from reelecting REIT status for up to four years after such failure to qualify.

Qualified REIT Subsidiaries.    We may acquire 100% of the stock of one or more corporations that are qualified REIT subsidiaries. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its stock and it is not a taxable REIT subsidiary. A qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as our assets, liabilities and such items (as the case may be) for all purposes of the Code, including the REIT qualification tests. For this reason, references in this discussion to our income and assets should be understood to include the income and assets of any qualified REIT subsidiary we own. A qualified REIT subsidiary will not be subject to federal income tax, although it may be subject to state and local taxation in some states. Our ownership of the voting stock of a qualified REIT subsidiary will not violate the asset test restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than five percent of the value of our total assets, as described below in “—Asset Tests Applicable to REITs”.

Taxable REIT Subsidiaries.    A taxable REIT subsidiary is a corporation other than a REIT in which we directly or indirectly hold stock, which has made a joint election with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. A taxable REIT subsidiary also includes any corporation other than a REIT in which a taxable REIT subsidiary of ours owns, directly or indirectly, securities, (other than certain “straight debt” securities), which represent more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to our tenants without causing us to receive impermissible tenant service income under the REIT gross income tests. A taxable REIT subsidiary is required to pay regular federal income tax, and state and local income tax where applicable, as a non-REIT “C” corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by us if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. If dividends are paid to us by our taxable REIT subsidiary, then a portion of the dividends we distribute to shareholders who are taxed at individual rates will generally be eligible for taxation at lower capital gains rates, rather than at ordinary income rates. See “Taxation of U.S. Shareholders—Qualified Dividend Income.”

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions applicable to the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made directly or indirectly to us in excess of a certain amount. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiaries may make interest and other payments to us and to third parties in connection with activities related to our properties. There can be no assurance that our taxable REIT subsidiaries will not be limited in their ability to deduct certain interest payments made to us. In addition, there can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

PS Orangeco, Inc. (and its subsidiaries, including PS Pickup & Delivery, Inc.), PSCC, Inc., PS Insurance Company—Hawaii, Ltd. and certain other corporations have elected, together with us, to be treated as taxable REIT subsidiaries of Public Storage. These entities engage in businesses such as the portable self-storage business, providing moving services and tenant reinsurance, selling locks, boxes and packing materials, and renting trucks, among other activities. In the Shurgard merger, Public Storage will also be acquiring interests in a number of corporations that have made taxable REIT subsidiary (TRS) elections with Shurgard and, following the merger, will jointly make TRS elections with Public Storage.

Ownership of Partnership Interests by a REIT.    A REIT that owns an equity interest in an entity treated as a partnership for federal income tax purposes is deemed to own its share (based upon its proportionate share of the capital of the partnership) of the assets of the partnership and is deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. In the mergers with Public Storage Management and Storage Trust Realty, the formation of PS Business Parks, L.P., and in other transactions, we have acquired interests in various partnerships that own and operate properties. Thus, our proportionate share of the assets and items of income of Storage Trust Properties, L.P., PS Business Parks, L.P. or other partnerships, including any such partnerships’ shares of assets and items of income of any subsidiaries that are partnerships or limited liability companies treated as partnerships for federal income tax purposes, are treated as assets and items of income of Public Storage for purposes of applying the REIT asset and income tests. For these purposes, under current Treasury regulations our interest in each of the partnerships must be determined in accordance with our “capital interest” in each entity, as applicable.

We believe that Storage Trust Properties, L.P., PS Business Parks, L.P. and each of the partnerships and limited liability companies in which we own an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and we could fail to meet the REIT income and asset tests. See “—Income Tests Applicable to REITs” and “—Asset Tests Applicable to REITs” below.

Income Tests Applicable to REITs.    To qualify as a REIT, we must satisfy two gross income tests which are applied on an annual basis. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property or from some types of temporary investments. Income from investments relating to real property or mortgages on related property includes “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities.

Rents we receive will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if several conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our shares, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space or (ii) the property is a qualified lodging property and such property is operated on behalf of the taxable REIT subsidiary by a person who is an independent contractor and certain other requirements are met;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property;” and

•	We generally must not provide directly impermissible tenant services to the tenants of a property, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no income or a taxable REIT subsidiary. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered primarily for the convenience of the tenant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may provide through an independent contractor or a taxable REIT subsidiary, which may be wholly or partially owned by us, both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” If the total amount of income we receive from providing impermissible tenant services at a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as “rents from real property.” Impermissible tenant service income is deemed to be at least 150% of our direct cost in providing the service.

In light of these requirements, we do not intend to take any of the actions listed below, unless we determine that the resulting nonqualifying income, taken together with all other nonqualifying income that we earn in the taxable year, will not jeopardize our status as a REIT:

(1) charge rent for any property that is based in whole or in part on the income or profits of any person (unless based on a fixed percentage or percentages of gross receipts or sales, as permitted and described above);

(2) rent any property to a related party tenant, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for the special exception from the related party tenant rule applicable to certain leases with a taxable REIT subsidiary;

(3) derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

(4) directly perform services considered to be noncustomary or “rendered to the occupant” of the property.

In connection with our merger with Public Storage Management, Public Storage and the various other owners of self-storage facilities and business parks for which we performed management activities entered into an agreement with PSCC, Inc. under which PSCC provides the owners and Public Storage certain administrative and cost-sharing services in connection with the operation of the properties and the performance of certain administrative functions. The services include the provision of corporate office space and certain equipment, personnel required for the operation and maintenance of the properties, and corporate or partnership administration. Each of the owners and Public Storage pay PSCC directly for services rendered by PSCC in connection with the administrative and cost sharing agreement. That payment is separate from and in addition to the compensation paid to Public Storage under the management agreements for the management of the properties owned by the owners. At the time of the merger with Public Storage Management, we received a private letter ruling from the IRS to the effect that the reimbursements and other payments made to PSCC by the owners would not be treated as our revenues for purposes of the 95% gross income test, and to the effect that our income from self-storage facility rentals generally would qualify as rent from real property for purposes of the REIT gross income tests. We subsequently received a private letter ruling indicating that the truck rental activities of an affiliated corporation (PS Orangeco, Inc., now a taxable REIT subsidiary of Public Storage) would not adversely affect the treatment of our income from self-storage facility rentals as rent from real property for purposes of the REIT gross income tests.

We now own directly and indirectly all of Pickup & Delivery (the portable self-storage business). The income from that business would be nonqualifying income to us and the business is conducted by a limited partnership between Public Storage and a subsidiary of PS Orangeco, Inc. The share of gross income of that business attributable to our direct partnership interest, when combined with our other nonqualifying income, must be less than 5% of our total gross income. While we have earned and will continue to earn some nonqualifying income from this and other sources, we anticipate that we will be able to continue to satisfy both the 95% and 75% gross income tests.

The ownership of certain partnership interests creates several issues regarding our satisfaction of the 95% gross income test. First, we earn property management fees from these partnerships. Existing Treasury regulations do not address the treatment of management fees derived by a REIT from a partnership in which the REIT holds a partnership interest, but the IRS has issued a number of private letter rulings holding that the portion of the management fee that corresponds to the REIT’s interest in the partnership in effect is disregarded in applying the 95% gross income test when the REIT holds a “substantial” interest in the partnership. We disregard the portion of management fees derived from partnerships in which we are a partner that corresponds to our interest in these partnerships in determining the amount of our nonqualifying income. There can be no assurance, however, that the IRS would not take a contrary position with respect to Public Storage, either rejecting the approach set forth in the private letter rulings mentioned above or contending that our situation is distinguishable from those addressed in the private letter rulings (for example, arguing that we do not have a “substantial” interest in the partnerships).

In addition, we acquired interests in certain of these partnerships that entitle us to a percentage of profits (either from operations, or upon a sale, or both) in excess of the percentage of total capital originally contributed to the partnership with respect to such interest. Existing Treasury regulations do not specifically address how our “capital interest” in partnerships of this type should be determined. This determination is relevant because it affects both the percentage of the gross rental income of the partnership that is considered gross rental income (or qualifying income) to us and the percentage of the management fees paid to us that is disregarded in determining our nonqualifying income. For example, if we take the position that we have a 25% “capital interest” in a partnership (because we would receive 25% of the partnership’s assets upon a sale and liquidation) but the IRS determines we only have a 1% “capital interest” (because the original holder of our interest only contributed 1% of the total capital contributed to the partnership), our share of the qualifying income from the partnership would be reduced and the portion of the management fee from the partnership that would be treated as nonqualifying income would be increased, both of which would adversely affect our ability to satisfy the 95% gross income test. In determining our “capital interest” in the various partnerships, we estimate the percentage of the partnership’s assets that would be distributed to us if those assets were sold and distributed among the partners in accordance with the applicable provisions of the partnership agreements. There can be no assurance, however, that the IRS will agree with this methodology and not contend that another, perhaps less favorable, method must be used for purposes of determining our “capital interests,” which could adversely affect our ability to satisfy the 95% gross income test.

Moreover, after the Shurgard merger, we will have indirect equity interests in real estate located outside of the United States and Public Storage may acquire additional interests in non-U.S. properties both directly and through equity interests in partnerships, joint ventures, or other legal entities that have invested in real estate. These investments carry risks and uncertainties with respect to our status as a REIT that are not present when we invest directly in real estate in the U.S. and against which we may not be able to protect, including certain risks relating to currency gains and losses whose tax treatment for REIT qualification purposes is currently unclear.

“Interest” income that depends in whole or in part on the income or profits of any person generally will be non-qualifying income for purposes of the 75% or 95% gross income tests. However, interest based on a fixed percentage or percentages of gross receipts or sales may still qualify under the gross income tests. We do not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

Our share of any dividends received from our corporate subsidiaries that are not “qualified REIT subsidiaries” (and from other corporations in which we own an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends to cause us to exceed the limit on nonqualifying income under the 75% gross income test. Dividends that we receive from other qualifying REITs will qualify for purposes of both REIT income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we disclose to the IRS the sources of our income as required by the Code and applicable regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. As discussed under “—Taxation of Public Storage as a REIT—General” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Prohibited Transaction Income.    Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to tenants in the ordinary course of business, including our share of any such gain realized through our subsidiary partnerships and disregarded entities for federal income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to tenants in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. However, we will not be treated as a dealer in real property with respect to a property we sell for the purposes of the 100% tax if (i) we have held the property for at least four years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the four years preceding the sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year and substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale for purposes of this “safe harbor.” We intend to hold our facilities for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our facilities and to make occasional sales of facilities as are consistent with our investment objectives. However, the IRS may successfully contend that some or all of the sales made by us are prohibited transactions. In that case, we would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for payments to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	rents paid to us by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by our tenants leasing comparable space who are receiving services from the taxable REIT subsidiary and the charge for the services is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

While we anticipate that any fees paid to a taxable REIT subsidiary for tenant services will reflect arm’s-length rates, a taxable REIT subsidiary may under certain circumstances provide tenant services which do not satisfy any of the safe-harbor provisions described above. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions or excess interest, as applicable.

Asset Tests Applicable to REITs.    At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature and diversification of our assets:

(1) At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include our allocable share of real estate assets held by entities that are treated as partnerships or that are disregarded for federal income tax purposes, as well as stock or debt instruments that are purchased with the proceeds of an offering of shares or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds.

(2) Not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class (e.g., securities that qualify as real estate assets and government securities);

(3) Except for equity investments in REITs, debt or equity investments in qualified REIT subsidiaries and taxable REIT subsidiaries, and other securities that qualify as “real estate assets” for purpose of the 75% test described in clause (1):

•	the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets;

•	we may not own more than 10% of any one issuer’s outstanding voting securities; and

•	we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below; and

(4) Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, the Code specifically provides that the following types of debt will not be taken into account for purposes of the 10% value test: (1) securities that meet the “straight debt” safe-harbor, as discussed in the next paragraph; (2) loans to individuals or estates; (3) obligations to pay rent from real property; (4) rental agreements described in Section 467 of the Code; (5) any security issued by other REITs; (6) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (7) any other arrangement as determined by the IRS. In addition, for purposes of the 10% value test only, to the extent we hold debt securities that are not described in the preceding sentence, (a) debt issued by partnerships that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test, and (b) debt that is issued by any partnership, to the extent of our interest as a partner in the partnership, are not considered securities.

Debt will meet the “straight debt” safe harbor if (1) neither we, nor any of our controlled taxable REIT subsidiaries (i.e., taxable REIT subsidiaries more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by us), own any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. However, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if either (1) such contingency does not have the effect of changing the effective yield of maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

We currently own approximately 25% of the outstanding common stock of PS Business Parks, Inc., which has elected to be taxed as a REIT for federal income tax purposes (as well as a substantial portion of the outstanding common units of limited partnership interest of PS Business Parks, L.P., which may be exchangeable for shares of PS Business Parks, Inc.’s common stock). As a REIT, PS Business Parks, Inc. is subject to the various REIT qualification requirements. We believe that PS Business Parks, Inc. has been organized and has operated in a manner to qualify for taxation as a REIT for federal income tax purposes and will continue to be organized and operated in this manner. If PS Business Parks, Inc. were to fail to qualify as a REIT, our stock investment in PS Business Parks, Inc. would cease to be a qualifying real estate asset for purposes of the 75% gross asset test and would become subject to the 5% asset test, the 10% voting stock limitation, and the 10% value limitation generally applicable to our ownership in corporations (other than REITs, qualified REIT subsidiaries and taxable REIT subsidiaries). If PS Business Parks, Inc. failed to qualify as a REIT, we would not meet the 10% voting securities limitation and the 10% value limitation with respect to our interest in PS Business Parks, Inc., and accordingly, we also would fail to qualify as a REIT.

We believe that the aggregate value of our interests in our taxable REIT subsidiaries does not exceed, and in the future will not exceed, 20% of the aggregate value of our gross assets. As of each relevant testing date prior to the election to treat each corporate subsidiary of Public Storage or any other corporation in which we own an interest as a taxable REIT subsidiary, we believe we did not own more than 10% of the voting securities of any such entity. In addition, we believe that as of each relevant testing date prior to the election to treat each corporate subsidiary of Public Storage or any other corporation in which we own an interest as a taxable REIT subsidiary of Public Storage, our pro rata share of the value of the securities, including debt, of any such corporation or other issuer did not exceed 5% of the total value of our assets.

With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of our assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. However, no independent appraisals have been obtained to support these conclusions. In this regard, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

The asset tests must be satisfied not only on the last day of the calendar quarter in which we, directly or through pass-through subsidiaries, acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in pass-through subsidiaries. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the 25%, 20% or 5% asset tests solely by reason of changes in the relative values of our assets. If failure to satisfy the 25%, 20% or 5% asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT, unless we satisfy certain relief provisions described in the next paragraph.

Furthermore, for our 2005 and subsequent taxable years, the failure to satisfy the asset tests can be remedied even after the 30-day cure period under certain circumstances. If the total value of the assets that caused a failure of the 5% asset test, the 10% voting securities test or the 10% value test does not exceed either 1% of our assets at the end of the relevant quarter or $10,000,000, we can cure such a failure by disposing of sufficient assets to cure such a violation within six months following the last day of the quarter in which we first identify the failure of the asset test. For a violation of any of the asset tests (including the 75%, 25% and the 20% asset tests) attributable to the ownership of assets the total value of which exceeds the amount described in the preceding sentence, we can avoid disqualification as a REIT if the violation is due to reasonable cause and we dispose of an amount of assets sufficient to cure such violation within the six-month period described in the preceding sentence, pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets during the period of time that the assets were held as nonqualifying assets, and file in accordance with applicable Treasury regulations a schedule with the IRS that describes the assets. The applicable Treasury regulations are yet to be issued. Thus, it is not possible to state with precision under what circumstances we would be entitled to the benefit of these provisions.

Annual Distribution Requirements Applicable to REITs.    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders each year in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”, computed without regard to the dividends paid deduction and our net capital gain; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount included in our taxable income without the receipt of a corresponding payment, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable. We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for such year and paid on or before the first regular dividend payment date after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions are taxable to our shareholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential—i.e., every shareholder of the class of shares with respect to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on that amount at regular corporate tax rates. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

In years prior to 1990, we made distributions in excess of our REIT taxable income. During 1990, we reduced the level of distributions to our shareholders. As a result, distributions paid by us in 1990 were less than 95% of our REIT taxable income for 1990. The same circumstance has existed with respect to each year through 2003. We have satisfied the REIT distribution requirements for 1990 through 2003 by attributing distributions in 1991 through 2004 to the prior year’s taxable income. We may be required to continue this pattern of making distributions after the close of a taxable year that are attributed to the prior year for this purpose, but shareholders will be treated for federal income tax purposes as having received such distributions in the taxable years in which they actually are made. The extent to which we will be required to attribute distributions to the prior year will depend on our operating results and the level of distributions as determined by the board of directors. As noted below, reliance on subsequent year distributions could cause us to be subject to an excise tax, although we intend to comply with the 85% current distribution requirement under the excise tax in an effort to avoid or minimize any effect of that tax.

We intend to make timely distributions sufficient to satisfy our annual distribution requirements. Although we anticipate that our cash flow will permit us to make those distributions, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, we may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable dividends of our shares.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% nondeductible excise tax to the extent we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from prior taxable years.

Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax and excess distributions from the immediately preceding year may be carried over.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Record-Keeping Requirements.    We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of Public Storage to Qualify as a REIT.    If we fail to comply with one or more of the conditions required for qualification as a REIT (other than asset tests and the income tests that have the specific savings clauses discussed above in “—Asset Tests Applicable to REITs,” and “—Income Tests Applicable to REITs”), we can avoid termination of our REIT status by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect. If we fail to qualify for taxation as a REIT in any taxable year and the statutory relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would significantly reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains earned by us. Non-corporate shareholders currently would be taxed on these dividends at capital gains rates; corporate shareholders may be eligible for the dividends received deduction with respect to such dividends. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. There can be no assurance that we would be entitled to any statutory relief.

Tax Liabilities Inherited from Shurgard.    In connection with the Shurgard merger, Merger Sub will succeed to the tax and other liabilities of Shurgard. If Shurgard fails to qualify as a real estate investment trust in any taxable year, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless statutory relief provisions apply, Shurgard would be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which it lost qualification. Merger Sub, as successor to Shurgard, would be required to pay this tax. As is the case with the Company, qualification as a real estate investment trust requires Shurgard to satisfy numerous requirements, some on an annual basis, others on a quarterly basis and still others on an ongoing basis, established under highly technical and complex Code provisions. As a condition to closing, tax counsel to Shurgard will render an opinion relating to Shurgard’s REIT status and related tax matters.

We have assumed based on public filings that Shurgard has qualified and will continue to qualify as a REIT and that we would be able to continue to qualify as a REIT following the Shurgard merger. If Shurgard fails or has failed to qualify as a REIT, however, we generally would succeed to or incur significant tax liabilities and possibly lose our REIT status should disqualifying activities of Shurgard continue after the Shurgard merger.

If Shurgard were not to qualify as a REIT at the time of the merger, Shurgard would incur a Federal corporate income tax liability in connection with the merger, which would be treated as a taxable asset sale by Shurgard for Federal income tax purposes. The resulting gain subject to tax would be equal to the excess of the value of the merger consideration and the Shurgard liabilities assumed by Merger Sub at the time of the merger over Shurgard’s adjusted tax basis in its assets at that time. Merger Sub, as the successor to Shurgard, would be obligated to pay this tax.

In addition, if Shurgard did not qualify as a REIT at any time during the 10 years preceding the merger, even if it qualifies as a REIT at the time of the merger, Shurgard would incur a Federal corporate income tax liability on an amount equal to the “built-in gain” that existed with respect to its assets at the time it “requalified” as a REIT prior to the merger. Again, Merger Sub, as the successor to Shurgard, would be obligated to pay this tax.

Taxation of U.S. Shareholders

As used in the remainder of this discussion, the term “U.S. shareholder” means a beneficial owner of a Public Storage common share that is, for U.S. federal income tax purposes:

•	a citizen or resident, as defined in Section 7701(b) of the Code, of the United States;

•	a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for U.S. federal income tax purposes that was created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	in general, a trust whose administration is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. shareholders.

If you hold our common shares and are not a U.S. shareholder, you are a “non-U.S. shareholder.” If a partnership holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common shares.

Distributions by Public Storage—General.    As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits that are not designated as capital gains dividends or “qualified dividend income” will be taxable to our taxable U.S. shareholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations. For purposes of determining whether distributions to holders of common stock or equity stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock and equity stock.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. This treatment will reduce the adjusted tax basis that each U.S. shareholder has in its shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted tax basis in its shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year.

Capital Gain Distributions.    We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as “capital gain dividends” will be taxable to our taxable U.S. shareholders as gain from the sale or disposition of a capital asset to the extent that such gain does not exceed our actual net capital gain for the taxable year. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of some capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may designate all or part of our net capital gain as “undistributed capital gain.” We will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder will include in its income as long-term capital gains its proportionate share of such undistributed capital gain and will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gain and receive a credit or a refund to the extent that the tax paid by us exceeds the U.S. shareholder’s tax liability on the undistributed capital gain. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. shareholder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or

(2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Qualified Dividend Income.    With respect to shareholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided that the shareholder has held the common shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common shares become ex-dividend with respect to the relevant distribution (or, in the case of preferred stock, for more than 90 days during the 181-period beginning on the date that is 90 days before such ex-dividend date). The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1) the qualified dividend income received by us during such taxable year from non-REIT “C” corporations (including our corporate subsidiaries, other than qualified REIT subsidiaries, and our taxable REIT subsidiaries);

(2) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

(3) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT “C” corporation over the federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company)

or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. A foreign corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as qualified dividend income.

Sunset of Reduced Tax Rate Provisions.    The applicable provisions of the federal income tax laws relating to the 15% rate of capital gain taxation and the applicability of capital gain rates for designated qualified dividend income of REITs are currently scheduled to “sunset” or revert back to provisions of prior law effective for taxable years beginning after December 31, 2010. Upon the sunset of the current provisions, all dividend income of REITs and non-REIT corporations would be taxable at ordinary income rates and the maximum capital gain tax rate for gains other than “unrecaptured section 1250 gains” would be increased (from 15% to 20%). The impact of this reversion is not discussed herein. Consequently, shareholders should consult their tax advisors regarding the effect of sunset provisions on an investment in common stock.

Other Tax Considerations.    Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. shareholder may elect, depending on its particular situation, to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. We will notify shareholders regarding the portions of our distributions for each year that constitute ordinary income, return of capital and qualified dividend income. U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

Sales of Shares.    If a U.S. shareholder sells or otherwise disposes of its shares in a taxable transaction, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be a capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. The applicable tax rate will depend on the U.S. shareholder’s holding period in the asset (generally, if an asset has been held for more than one year, such gain or loss will be long-term capital gain or loss) and the U.S. shareholder’s tax bracket. A U.S. shareholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate, which is currently 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of common shares that have been held for six months or less, after applying the holding period rules, will be treated be such U.S. shareholders as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from us that were required to be treated as long-term capital gains. Shareholders are advised to consult their tax advisors with respect to the capital gain liability.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder, except certain tax-exempt shareholders described below, has not held its common shares as “debt financed property” within the meaning of the Code and the shares are not otherwise used in its trade or business, the dividend income from us and gain from the sale of our common shares will not be unrelated business taxable income, or UBTI to a tax-exempt shareholder. Generally, “debt financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt shareholder.

For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, income from an investment in Public Storage will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult with their tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code and holds more than 10%, by value, of the interests in the REIT. A pension-held REIT includes any REIT if:

•	at least one of such trusts holds more than 25%, by value, of the interests in the REIT, or two or more of such trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT; and

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust, rather than by the trust itself.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. As a result of certain limitations on the transfer and ownership of our shares contained in our organizational documents, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above should be inapplicable to our tax-exempt shareholders.

U.S. Taxation of Non-U.S. Shareholders

The following discussion addresses the rules governing U.S. federal income taxation of the ownership and disposition of our common shares by non-U.S. shareholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. shareholder in light of its particular circumstances.

Distributions by Public Storage.    As described in the discussion below, distributions paid by us with respect to our common shares will be treated for federal income tax purposes as either:

•	ordinary income dividends;

•	long-term capital gain; or

•	return of capital distributions.

This discussion assumes that our shares will continue to be considered regularly traded on an established securities market located in the U.S. for purposes of the “FIRPTA” provisions described below. If our shares are no longer regularly traded on an established securities market located in the U.S., the tax considerations described below would differ.

Ordinary Income Dividends.    A distribution paid by us to a non-U.S. shareholder will be treated as an ordinary income dividend if the distribution is paid out of our current or accumulated earnings and profits and:

•	the distribution is not attributable to our net capital gain; or

•	the distribution is attributable to our net capital gain from the sale of “U.S. real property interests” and the non-U.S. shareholder owns 5% or less of the value of the relevant class of shares at all times during the taxable year during which the distribution is paid.

Ordinary dividends that are effectively connected with a U.S. trade or business of the non-U.S. shareholder will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates in the same manner as U.S. shareholders (including any applicable alternative minimum tax).

Generally, we will withhold and remit to the IRS 30% of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated earnings and profits) that could not be treated as capital gain distributions with respect to the non-U.S. shareholder (and that are not deemed to be capital gain dividends for purposes of the FIRPTA withholding rules described below) unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

Return of Capital Distributions.    A distribution in excess of our current and accumulated earnings and profits will be taxable to a non-U.S. shareholder, if at all, as gain from the sale of common shares to the extent that the distribution exceeds the non-U.S. shareholder’s basis in its common shares. A distribution in excess of our current and accumulated earnings and profits will reduce the non-U.S. shareholder’s basis in its common shares and will not be subject to U.S. federal income tax.

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, the non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Capital Gain Dividends.    A distribution paid by us to a non-U.S. shareholder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated earnings and profits and:

•	the distribution is attributable to our net capital gain (other than from the sale of “U.S. real property interests”) and we timely designate the distribution as a capital gain dividend; or

•	the distribution is attributable to our net capital gain from the sale of “U.S. real property interests” and the non-U.S. shareholder owns more than 5% of the value of the relevant class of shares at any point during the one-year period ending on the date of the distribution.

Due to recent amendments to the REIT taxation provisions in the Code, it is not entirely clear whether designated capital gain dividends described in the first bullet point above (that is, distributions attributable to net capital gain from sources other than the sale of “U.S. real property interests”) that are paid to non-U.S. shareholders who own less than 5% of the value of the relevant class of shares at all times during the one-year period ending on the date of the distribution will be treated as long-term capital gain to such non-U.S. shareholders. If we were to pay such a capital gain dividend, non-U.S. shareholders should consult their tax advisors regarding the taxation of such distribution. Long-term capital gain that a non-U.S. shareholder is deemed to receive from a capital gain dividend that is not attributable to the sale of “U.S. real property interests” generally will not be subject to U.S. tax in the hands of the non-U.S. shareholder unless:

•	the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business of the non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax; or

•	the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States in which case the nonresident alien individual will be subject to a 30% tax on his capital gains.

Under the Foreign Investment in Real Property Tax Act, referred to as “FIRPTA,” distributions that are attributable to net capital gain from the sales by us of U.S. real property interests and paid to a non-U.S. shareholder that owns more than 5% of the value of the relevant class of shares at any time during the one-year period ending on the date of the distribution will be subject to U.S. tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend.

Any distribution paid by us that is treated as a capital gain dividend or that could be treated as a capital gain dividend with respect to a particular non-U.S. shareholder that owns more than 5% of the value of the relevant class of shares at any time during the one-year period ending on the date of the distribution will be subject to special withholding rules under FIRPTA. We will be required to withhold and remit to the IRS 35% of any distribution that could be treated as a capital gain dividend with respect to the non-U.S. shareholder, whether or not the distribution is attributable to the sale by us of U.S. real property interests. The amount withheld is creditable against the non-U.S. shareholder’s U.S. federal income tax liability or refundable when the non-U.S. shareholder properly and timely files a tax return with the IRS.

Undistributed Capital Gain.    Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our shares held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. shareholder would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gain to the non-U.S. shareholder, and generally to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed the non-U.S. shareholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisor regarding the taxation of such undistributed capital gain.

Sale of Common Shares.    Gain recognized by a non-U.S. shareholder upon the sale or exchange of our common shares generally would not be subject to U.S. taxation unless:

(1) the investment in our common shares is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders with respect to any gain;

(2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains from United States sources for the taxable year; or

(3) our common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

Our common shares will not constitute a U.S. real property interest if we are a domestically controlled REIT. We will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our common shares is held directly or indirectly by non-U.S. shareholders.

We believe that we will be a domestically controlled REIT and, therefore, that the sale of our common shares by a non-U.S. shareholder would not be subject to taxation under FIRPTA. Because our common shares are publicly traded, however, we cannot guarantee that we are or will continue to be a domestically controlled REIT.

Even if we do not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells our common shares, gain arising from the sale still would not be subject to FIRPTA tax if:

(1) the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the New York Stock Exchange; and

(2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the shorter of the period during which the non-U.S. shareholders held such class or series of shares or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common shares by a non-U.S. shareholder were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. federal income tax with respect to any gain on a net basis in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting and Backup Withholding Tax Applicable to Shareholders

U.S. Shareholders.    In general, information-reporting requirements will apply to payments of distributions on our common shares and payments of the proceeds of the sale of our common shares to some U.S. shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments at the rate of 28% if:

(1) the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2) the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

(4) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some shareholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Shareholders.    Generally, information reporting will apply to payments of distributions on our common shares, and backup withholding described above for a U.S. shareholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common shares to or through the United States office of a United States or foreign broker will be subject to information reporting and, possibly, backup withholding as described above for U.S. shareholders, or the withholding tax for non-U.S. shareholders, as applicable, unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of our common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership 50% or more of whose interests are held by partners who are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a United States or foreign broker unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. If a non-U.S. shareholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under an applicable income tax treaty. Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. shareholder’s federal income tax liability if certain required information is furnished to the IRS. Non-U.S. shareholders should consult with their tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Other Tax Consequences for Public Storage and Our Shareholders

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our shareholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, a shareholder’s state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult with their tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

A portion of our income is earned through our taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal, state and local income tax at the full applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct interest payments in excess of a certain amount made directly or indirectly to us. To the extent that our taxable REIT subsidiaries and we are required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

Tax Shelter Reporting

If a holder recognizes a loss as a result of a transaction with respect to our shares of at least (i) for a holder that is an individual, S corporation, trust or a partnership with at least one noncorporate partner, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a holder that is either a corporation or a partnership with only corporate partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such holder may be required to file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

LEGAL OPINIONS

Stephanie Heim, our vice president, corporate counsel and secretary, has delivered an opinion to the effect that the securities offered by this prospectus will be validly issued, fully paid and nonassessable. Hogan & Hartson L.L.P., Washington, D.C., has delivered an opinion as to our status as a REIT. See “Material U.S. Federal Income Tax Considerations.” Public Storage pays Ms. Heim a salary. Ms. Heim is a participant in various employee benefit plans that Public Storage offers generally to employees and owns and has options to purchase shares of Public Storage Common Stock. Hogan & Hartson LLP has from time to time represented us and our affiliates on unrelated matters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Shurgard Storage Centers, Inc. as of December 31, 2005 and December 31, 2004 and for each of the three fiscal years in the period ended December 31, 2005 and Shurgard management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated balance sheets of Shurgard Self Storage S.C.A. as of December 31, 2003, 2002, and 2001 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of three years in the period ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (including explanatory paragraphs for a change in the method of accounting for derivatives and goodwill, as well as the effects of the restatement), which is included in this prospectus, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

SHURGARD’S MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Shurgard’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Shurgard’s management has assessed the effectiveness of Shurgard’s internal control over financial reporting as of December 31, 2005, using the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Based on its assessment, Shurgard’s management has concluded, as of December 31, 2005, Shurgard maintained effective internal control over financial reporting.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited Shurgard’s management’s assessment of the effectiveness of Shurgard’s internal control over financial reporting as of December 31, 2005, as stated in their report, which appears herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

SHURGARD STORAGE CENTERS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Shurgard Storage Centers, Inc.:

We have completed integrated audits of Shurgard Storage Centers, Inc.’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, based on our audits and the report of other auditors on the Shurgard Self Storage, SCA financial statements as of December 31, 2003, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Shurgard Storage Centers, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, based on our audits, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Shurgard Self Storage, SCA, an investment accounted for under the equity method, which statements reflect total shareholders’ equity of $137.6 million as of December 31, 2003 and net loss of $29.9 million for the year ended December 31, 2003. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Shurgard Self Storage, SCA, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As described in Note 2 to the consolidated financial statements, the Company adopted FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, in 2004.

Internal control over financial reporting

Also, in our opinion, based on our audit, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Seattle, Washington

March 20, 2006, except with respect to our opinions on the consolidated financial statements and financial statement schedule insofar as they relate to the effects of the discontinued operations as discussed in Note 25, as to which the date is May 23, 2006.

SHURGARD STORAGE CENTERS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	As of December 31,
	2005	2004
ASSETS
Storage centers:
Operating storage centers	$3,244,258	$3,143,488
Less accumulated depreciation	(552,171)	(479,531)

Operating storage centers, net	2,692,087	2,663,957
Construction in progress	67,073	58,431
Properties held for sale	6,774	8,328

Total storage centers	2,765,934	2,730,716

Cash and cash equivalents	39,778	50,277
Restricted cash	4,972	7,181
Goodwill	27,440	24,206
Other assets	119,248	128,204

Total assets	$2,957,372	$2,940,584

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities	$181,435	$180,652
Lines of credit	583,500	397,300
Notes payable	1,275,720	1,287,202

Total liabilities	2,040,655	1,865,154

Minority interest	116,365	169,232
Commitments and contingencies (Note 22)
Shareholders’ equity:
Series C Cumulative Redeemable Preferred Stock; $0.001 par value; 2,000,000 shares authorized; 2,000,000 shares issued and outstanding; liquidation preference of $50,000	48,115	48,115
Series D Cumulative Redeemable Preferred Stock; $0.001 par value; 3,450,000 shares authorized; 3,450,000 shares issued and outstanding; liquidation preference of $86,250	83,068	83,068
Class A Common Stock, $0.001 par value; 120,000,000 authorized; 47,041,680 and 46,624,900 shares issued and outstanding, respectively	47	47
Additional paid-in capital	1,142,288	1,127,138
Accumulated deficit	(459,586)	(354,985)
Accumulated other comprehensive (loss) income	(13,580)	2,815

Total shareholders’ equity	800,352	906,198

Total liabilities and shareholders’ equity	$2,957,372	$2,940,584

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except share and per share data)

	For the year ended December 31,
	2005	2004	2003
Revenue
Storage center operations	$478,970	$419,187	$291,085
Other	4,922	5,101	6,877

Total revenue	483,892	424,288	297,962

Expenses
Operating	233,006	211,380	125,880
Real estate development	10,042	4,991	23
Depreciation and amortization	95,722	87,503	55,537
Impairment and abandoned project expense	3,354	2,856	13,889
General, administrative and other	35,318	32,961	18,012

Total storage center expenses	377,442	339,691	213,341

Income from operations	106,450	84,597	84,621

Other Income (Expense)
Costs related to takeover proposal and exploration of strategic alternatives (Note 22)	(13,775)	—	—
Interest expense	(105,584)	(82,876)	(51,182)
Amortization of participation rights discount	—	1,123	5,529
Loss on derivatives, net	(2,122)	(615)	(2,194)
Foreign exchange (loss) gain	(9,665)	6,247	(431)
Interest income and other, net	3,746	4,361	4,887

Other expense, net	(127,400)	(71,760)	(43,391)

(Loss) income before minority interest, equity in earnings of other real estate investments, net and income tax expense	(20,950)	12,837	41,230
Minority interest	20,936	16,608	(1,206)
Equity in earnings (losses) of other real estate investments, net	60	93	(3,099)
Income tax expense	(636)	(72)	(1,611)

(Loss) income from continuing operations	(590)	29,466	35,314

Discontinued operations
Income from discontinued operations	418	1,942	2,324
Gain on sale of discontinued operations	11,831	16,226	—

Total discontinued operations	12,249	18,168	2,324

Cumulative effect of change in accounting principle	—	(2,339)	—

Net Income	11,659	45,295	37,638
Net Income Allocation
Preferred stock dividends and other	(12,153)	(12,193)	(12,082)

Net (loss) income available to common shareholders	$(494)	$33,102	$25,556

Basic per share amounts:
(Loss) income from continuing operations available to common shareholders	$(0.27)	$0.37	$0.57
Discontinued operations	0.26	0.40	0.06
Cumulative effect of change in accounting principle	—	(0.05)	—

Net (loss) income available to common shareholders per share	$(0.01)	$0.72	$0.63

Diluted per share amounts:
(Loss) income from continuing operations available to common shareholders	$(0.27)	$0.37	$0.56
Discontinued operations	0.26	0.39	0.06
Cumulative effect of change in accounting principle	—	(0.05)	—

Net (loss) income available to common shareholders per share	$(0.01)	$0.71	$0.62

Distributions per common share	$2.23	$2.19	$2.15

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Preferred Stock		Class A Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2003	5,450	$131,183	35,934	$36	$804,582	$(225,811)	$(2,734)	$707,256
Comprehensive income (1)						37,638	12,492	50,130
Issuance of common stock			9,814	10	296,367			296,377
Distributions:
Preferred						(11,896)		(11,896)
Common	—	—	—	—	—	(87,447)	—	(87,447)

Balance, December 31, 2003	5,450	131,183	45,748	46	1,100,949	(287,516)	9,758	954,420
Comprehensive income (loss) (1)						45,295	(6,943)	38,352
Issuance of common stock			877	1	26,189			26,190
Distributions:
Preferred						(11,897)		(11,897)
Common	—	—	—	—	—	(100,867)	—	(100,867)

Balance, December 31, 2004	5,450	131,183	46,625	47	1,127,138	(354,985)	2,815	906,198
Comprehensive income (loss) (1)						11,659	(16,395)	(4,736)
Issuance of common stock			417	—	15,150			15,150
Distributions:
Preferred						(11,897)		(11,897)
Common	—	—	—	—	—	(104,363)	—	(104,363)

Balance, December 31, 2005	5,450	$131,183	47,042	$47	$1,142,288	$(459,586)	$(13,580)	$800,352

(1)	See Note 2 for components of other comprehensive income (loss).

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31,
	2005	2004	2003
Operating activities:
Net income	$11,659	$45,295	$37,638
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of assets, including discontinued operations	(12,850)	(16,689)	(2,489)
Cumulative effect of change in accounting principle	—	2,339	—
Depreciation, amortization and impairment losses	96,242	88,209	69,051
Loss on derivatives, net	2,122	615	2,194
Stock-based compensation expense	2,751	3,433	1,150
Equity in earnings of other real estate investments, net	(60)	(93)	3,099
Non-cash interest and other	10,454	7,017	(1,376)
Foreign exchange loss (gain)	9,523	(6,247)	431
Minority interest	(20,936)	(16,608)	1,206
Changes in operating accounts, net of effect of acquisitions:
Other assets	(2,809)	(3,816)	7,968
Accounts payable, accrued expenses and other liabilities	20,056	19,286	4,826

Net cash provided by operating activities	116,152	122,741	123,698

Investing activities:
Construction and improvements to storage centers	(166,886)	(209,294)	(97,482)
Acquisitions of storage centers, including associated intangible assets	(35,659)	(20,887)	—
Purchase of intangible assets	(5,268)	(3,548)	(379)
Proceeds from sale of assets	26,293	30,071	5,725
Changes in restricted cash, net	1,610	(3,046)	(355)
Increase in notes receivable	(4,429)	(5,617)	(6,315)
Purchase of additional interest in European affiliated partnerships	(97,847)	(5,285)	(309,068)
Increase in cash due to consolidation of Shurgard Europe	—	32,877	—
Purchase of additional interest in affiliated partnerships	—	(2,457)	(245)

Net cash used in investing activities	(282,186)	(187,186)	(408,119)

SHURGARD STORAGE CENTERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	For the year ended December 31,
	2005	2004	2003
Financing activities:
Proceeds from notes payable	78,718	556,763	237,047
Payments on notes payable	(4,564)	(96,500)	(55,789)
Proceeds from lines of credit	1,056,500	427,000	589,695
Payments on lines of credit	(870,300)	(676,949)	(594,114)
Payment of loan costs	(7,638)	(2,621)	(1,276)
Payments on participation rights	—	(39,500)	(1,320)
Distributions paid on common and preferred stock	(113,284)	(112,764)	(99,343)
Payments on derivatives	(15,999)	—	—
Proceeds from derivatives	1,114	—	—
Proceeds from issuance of common stock, net	—	—	178,236
Proceeds from payments on loans to shareholders	—	—	20,000
Proceeds from exercise of stock options and dividend reinvestment plan	7,821	21,491	12,858
Contributions received from minority partners	32,006	29,403	226
Distributions paid to minority partners	(4,634)	(6,956)	(3,097)

Net cash provided by financing activities	159,740	99,367	283,123

Effect of exchange rate changes on cash and cash equivalents	(4,205)	3,685	—

(Decrease) increase in cash and cash equivalents	(10,499)	38,607	(1,298)
Cash and cash equivalents at beginning of period	50,277	11,670	12,968

Cash and cash equivalents at end of period	$39,778	$50,277	$11,670

Supplemental schedule of cash flow information:
Cash paid for interest, net of amounts capitalized	$98,412	$71,791	$47,272

Cash paid for income taxes	$1,746	$(40)	$3,358

Supplemental schedule of non-cash investing information:
Common stock issued in acquisition of storage centers	$5,490	$1,936	$84,134

Notes receivable forgiven in the acquisition of storage centers	$6,727	$—	$—

Contributions from minority interest partners	$—	$3,635	$2,336

Minority interests granted in acquisition of storage centers	$4,475	$—	$—

Supplemental schedule of non-cash financing information:
Preferred dividends declared but not paid	$2,976	$—	$—

The accompanying notes are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business

Shurgard Storage Centers, Inc. and our subsidiaries (the “Company,” “we,” “Shurgard” or “us”) are engaged principally in investing in, acquiring, developing and operating self-storage centers located in markets throughout the United States and in Western Europe. Our revenues are generated primarily from leasing self-storage space to tenants on a month-to-month basis. We also provide ancillary services at our storage centers consisting primarily of truck rentals and sales of storage products. Prior to January 1, 2004, we did not consolidate Shurgard Self Storage, SCA (Shurgard Europe) and its subsidiaries in our financial statements. Instead, we accounted for our investments in these entities under the equity method of accounting.

Note 2—Summary of Significant Accounting Policies

Basis of presentation: The consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of Shurgard and our consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Any references to the number of properties and square footage in the consolidated financial statement notes are unaudited.

Consolidated and unconsolidated subsidiaries: We consolidate all wholly-owned subsidiaries. We assess whether our subsidiaries are Variable Interest Entities (VIEs) as defined by the Financial Accounting Standards Board’s (FASB) Interpretation No. (FIN) 46R, “Consolidation of Variable Interest Entities.” Since January 1, 2004, we consolidate all VIEs of which we are the primary beneficiary. Partially-owned subsidiaries and joint ventures that are not VIEs are consolidated when we control the entity. Through June 30, 2005, we evaluated partially-owned subsidiaries and joint ventures held in partnership form in accordance with the provisions of Statement of Position (SOP) 78-9, “Accounting for Investments in Real Estate Ventures,” to determine whether the rights held by other investors constitute “important rights” as defined therein. Since July 1, 2005, we evaluate such rights in accordance with Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” For partially-owned subsidiaries or joint ventures held in corporate form (including limited liability companies with governance provisions that are the functional equivalent of regular corporations), we consider the guidance of Statement of Financial Accounting Standard (SFAS) No. 94, “Consolidation of All Majority-Owned Subsidiaries” and EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” and, in particular, whether rights held by other investors would be viewed as “participating rights” as defined therein. To the extent that any minority investor has substantive participating rights, has the ability to dissolve the partnership or remove the general partner without cause in a partnership or participating rights in a corporation, including substantive veto rights, the related entity will generally not be consolidated.

We account for unconsolidated subsidiaries and joint ventures over which we have significant influence using the equity method. In applying the equity method, our proportionate share of intercompany profits is eliminated as a component of equity in earnings of unconsolidated entities.

Foreign operations: The functional currency of each of our European subsidiaries, and their subsidiaries, is the local currency of the country in which the entity has operations (euro for members of the European Union that have adopted the euro, Krona for Sweden, Pound Sterling for the United Kingdom, and Krone for Denmark). Assets and liabilities are translated at the exchange rate in effect as of the end of each period and income statement accounts are re-measured at the average exchange rate for each period. Additionally, Recom SNC (Recom), a consolidated foreign entity with a U.S. dollar functional currency, has transactions that are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

denominated in currencies other than U.S. dollars. For Recom, non-monetary assets and liabilities are converted to U.S dollars at historical exchange rates, monetary assets and liabilities are re-measured at the exchange rate in effect as of the end of the period and income statement accounts are re-measured at the average exchange rate for the period.

The results of our operations and our financial position are affected by the fluctuations in the value of the euro, and to a lesser extent, other European currencies, against the U.S. dollar. We recognize the effects of foreign currency exchange variances on our European assets, liabilities and equity as a currency translation adjustment in other comprehensive income (loss). We include gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables on intercompany transactions, in net income. Also, we are exposed to foreign currency exchange risk related to intercompany debt with or between our European subsidiaries that are not denominated in the functional currency of the subsidiary or the investee. We recognize the effects of foreign currency on such debt in net income when we expect to settle the debt and in other comprehensive income when the debt is considered to be of a long-term investment nature.

Use of estimates: The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Significant estimates are inherent in the preparation of our financial statements and include the evaluation of impairment of long-lived assets and goodwill, valuation allowance for deferred tax assets, estimated lives of depreciable and amortizable assets, the allocation of the purchase price of acquired properties and legal liabilities. Actual results could differ from these and other estimates.

Reclassifications: We have reclassified certain prior year amounts to conform to the current presentation with no effect on shareholders’ equity, net income or net cash-flows from operating, investing and financing activities.

Storage centers: We carry storage centers to be developed or held and used in operations at depreciated cost, reduced for impairment losses where appropriate. We capitalize acquisition, development and construction costs of properties in development in accordance with SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” and include, where applicable, salaries and related costs, real estate taxes, interest, lease expense and preconstruction costs directly related to the project. The preconstruction stage of development of a storage center (or redevelopment of an existing storage center) includes efforts to secure land control and zoning, to evaluate feasibility and to complete other initial tasks that are essential to development. Costs of preconstruction efforts incurred prior to projects being considered probable to be completed are charged as real estate development expenses as incurred. We record abandonment losses for previously capitalized costs of development projects when we assess that the completion of the project is no longer probable. We capitalize development and construction costs and costs of significant improvements and replacements and renovations at storage centers, while we expense costs of maintenance and repairs as we incur them.

We compute depreciation of each operating storage center using the straight-line method based on the shorter of an estimated useful life of 30 years or the lease term for storage centers built on leased land. We evaluate and if necessary, revise estimates of the useful lives of specific storage centers, when we plan to demolish or replace them. We depreciate equipment and furniture and fixtures based on estimated useful lives of three to six years.

If events or circumstances indicate that the carrying value of an operating storage center may be impaired, we conduct a recoverability analysis based on expected undiscounted cash flows to be generated from the property. If the analysis indicates that we cannot recover the carrying value from estimated future cash flows, we

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

write down the property to its estimated fair value and recognize an impairment loss. We determine fair values based on expected future cash flows using appropriate market discount and capitalization rates.

We carry storage centers held for sale at the lower of their carrying value (i.e., cost less accumulated depreciation and any impairment loss recognized) or estimated fair value less costs to sell. We classify the net carrying values of properties as held for sale when the properties are actively marketed, their sale is considered probable within one year and various other criteria relating to their disposition are met. We discontinue depreciation of the operating storage centers at that time, but we continue to recognize operating revenues, operating expenses and interest expense until the date of sale. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we report revenues and expense of properties classified as held for sale in discontinued operations for all periods presented if we will sell or have sold the properties on terms where we have no continuing involvement with them after the sale. If active marketing ceases or the properties no longer meet the criteria to be classified as held for sale, we reclassify the properties as held for use, resume depreciation and recognize the loss for the period that we classified the properties as held for sale, and we charge deferred selling costs, if any, to expense.

We recognize gains from sales of properties using the full accrual method provided that the terms of the transactions and any continuing involvement by us with the properties sold meet certain criteria. We defer gains relating to transactions that do not meet the established criteria and recognize them when the criteria are met, or using the installment or cost recovery methods, as appropriate in the circumstances. We account for other sales of interests in properties that are substantially financing arrangements as such.

Acquisitions of businesses and storage centers: We allocate the purchase price of acquired storage centers and businesses to tangible and identified intangible assets based on their fair values. In making estimates of fair values for the purposes of allocating the purchase price, we rely primarily on our extensive knowledge of the market for storage centers and if considered appropriate, will consult with independent appraisers. In estimating the fair value of the tangible and intangible assets acquired, we also consider information obtained about each property as a result of our pre-acquisition due diligence, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective assets.

The fair values of intangible assets include leases to customers with above market rents and in-place lease values. The fair values of these identifiable intangible assets are generally not significant, because substantially all leases in our business are month-to-month, and most customers use our facilities for less than one year. We expense internal costs related to the acquisition of a business, or an operating storage center, as we incur them.

We classify as goodwill any purchase price in excess of the value of acquired net tangible and identified intangible assets acquired in a business combination (including the acquisition of a minority interest in a business) or in the acquisition of a business and assign it to the reporting unit that expects to benefit from the acquisition. We test goodwill for impairment annually and whenever events or circumstances indicate that impairment may have occurred.

We evaluate acquisitions of businesses and storage centers from parties with whom we have a preexisting relationship to determine if a settlement of the preexisting relationship exists and, if so, we account for these acquisitions as multiple element transactions.

Cash and cash equivalents: Cash equivalents consist of money market instruments and securities with original maturities of 90 days or less.

Restricted cash: Restricted cash consists of cash deposits and represents expense reserves required by lenders or contractors and escrow deposits on pending real estate transactions or pending resolution of contingencies on the purchase price of completed real estate acquisitions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets: Other assets include financing costs, non-compete agreements and computer software costs (see Note 7). We amortize financing costs over the life of the related debt using the effective interest or the straight-line method if it approximates the effective interest method and we include the related expense in interest expense. We amortize non-compete agreements over their estimated useful lives, which range from two to five years. We record internal-use computer software at cost less accumulated amortization and amortize it over the estimated useful life, which ranges from two to seven years. During the software application development stage, capitalized costs include external consulting costs, cost of software licenses, interest expense and internal payroll and payroll-related costs for employees who are directly associated with the software project. We expense software maintenance, training and data conversion costs in the period in which we incur them.

Self insurance: We are self-insured for a portion of the risks associated with medical, dental and workmen’s compensation. We recognize liabilities for unpaid claims and claims adjustment expenses that represent our best estimate of the total obligation for reported claims plus those incurred but not reported (IBNR) and the related estimated claim settlement expenses for all claims incurred through December 31 of each year. We determine IBNR reserves for workmen’s compensation using actuarial methods that take into account historical loss experience data, industry statistics and additional qualitative factors, as appropriate. Additionally, we recognize a receivable for the estimated insurance reimbursement for any insured portion of the total liabilities.

Income taxes: We have elected to be taxed as a Real Estate Investment Trust (REIT) pursuant to the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must distribute annually to our shareholders at least 90% of our REIT taxable income and meet certain other requirements relating primarily to the nature of our assets and the sources of our revenues. As a REIT, we are not subject to U.S. Federal income taxes to the extent of distributions. We believe that we met the qualifications for REIT status at December 31, 2005 and intend to meet the qualifications in the future and to distribute at least 90% of our REIT taxable income to shareholders in 2006 and future years. We conduct our domestic non-REIT activities primarily through Shurgard TRS, Inc., a taxable REIT subsidiary. We conduct our foreign non-REIT activities primarily through six European taxable REIT subsidiaries. As a result, we have not provided for U.S. federal income taxes for the REIT in our financial statements. However, we do provide for U.S. federal income taxes for our domestic taxable REIT subsidiaries (TRSs). Additionally, both the REIT and our domestic TRSs are subject to certain state income taxes as well as franchise taxes in some jurisdictions. We also provide for income taxes of our European subsidiaries, which are subject to income taxes in the respective jurisdictions of the countries in which they operate.

We have deferred tax assets arising primarily from cumulative net operating losses arising in certain taxable subsidiaries. We evaluate both the positive and negative evidence that we believe is relevant in assessing whether we will realize the deferred tax assets. When we determine that it is more likely than not that we will not realize the tax asset either in part or in whole, we record a valuation allowance. One significant factor representing negative evidence in the evaluation of whether we will realize deferred tax assets arising from cumulative net operating losses is the historical taxable income or loss of the entity. In cases where a taxable entity has not demonstrated a history of achieving taxable income, this represents significant negative evidence in assessing whether we will realize the amounts and generally requires that we provide a valuation allowance.

Revenue recognition: The majority of our customers rent under month-to-month lease agreements and we recognize revenue at the contracted rate for each month occupied. We recognize revenue related to customers who sign longer period leases ratably over the term of the lease. We recognize management fee revenue each month for which we render services. These contracts are generally cancelable by either party on specified advanced notice. Revenues are presented net of provisions for doubtful accounts of $6.8 million, $6.0 million and $5.0 million in 2005, 2004 and 2003, respectively.

We recognize, in other revenue, revenue on our profit sharing contracts related to our tenant insurance referral program based on the excess of premiums over estimated claims and administrative costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized interest: We capitalize interest incurred during the construction period of storage centers and during the development period of internally developed computer software. We capitalize interest to the related assets using a weighted-average rate of our credit facilities and senior notes payable. For the years ended December 31, 2005, 2004 and 2003, we capitalized interest of $3.2 million, $2.7 million and $2.3 million, respectively.

Advertising costs: We incur advertising costs primarily attributable to print advertisements in telephone books. We recognize the costs when the related telephone book is first published. We recognized $17.7 million, $17.3 million and $6.0 million in advertising expenses for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivative financial instruments: We use derivative financial instruments to reduce risks associated with movements in interest and foreign currency exchange rates. We may choose to reduce cash flow and earnings volatility associated with interest rate risk exposure on existing variable-rate borrowings or forecasted variable- and fixed-rate borrowings. In some instances, lenders may require us to do so. In order to limit interest rate risk on variable-rate borrowings, we may enter into interest rate swaps or interest rate caps to hedge specific risks. In order to limit interest rate risk on forecasted borrowings, we may enter into interest rate swaps, forward starting swaps, forward rate agreements, interest rate locks and interest rate collars. We may also use derivative financial instruments to reduce foreign currency exchange rate risks to our earnings, cash flows and financial position arising from forecasted intercompany foreign currency denominated transactions and net investments in certain foreign operations. In order to limit foreign currency exchange rate risks associated with forecasted intercompany foreign currency denominated transactions, we may enter into cross-currency interest rate swaps. In order to limit foreign currency exchange rate risks associated with net investments in foreign operations, we may enter into foreign currency forward contracts. We may also use derivative financial instruments to reduce earnings volatility associated with other derivative financial instruments that are not designated as cash flow hedges. We do not use derivative financial instruments for speculative purposes.

Under purchased interest rate cap agreements, we make initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates exceed specified levels during the agreement period. Under sold interest rate cap agreements, we receive initial premium payments from the counterparties in exchange for the obligation to make payments to them if interest rates exceed specified levels during the agreement period. Under interest rate swap agreements, we and the counterparties agree to exchange the difference between fixed-rate and variable-rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less.

Under cross currency interest rate swaps, we and the counterparties agree to exchange fixed amounts of foreign currencies calculated by reference to fixed interest rates and notional principal amounts during the agreement period. We also agree to exchange the notional amounts at the end of the agreement period. Under foreign currency forward contracts, we and the counterparties agree to exchange fixed amounts of foreign currencies at the end of the agreement period.

Parties to interest rate and foreign currency exchange agreements are subject to market risk for changes in interest rates and currency exchange rates and risk of credit loss in the event of nonperformance by the counterparty. We do not require any collateral under these agreements but deal only with highly rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and expect that all counterparties will meet their obligations.

We measure derivative financial instruments at fair value and recognize these instruments as assets or liabilities on our balance sheet. We report changes in the values of the effective portions of derivative financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments designated as cash flow hedges and changes in the values of derivative financial instruments designated as economic hedges of net investments in foreign subsidiaries as components of other comprehensive income. We recognize changes in the values of the ineffective portions of cash flow hedges and all changes in the values of undesignated derivative financial instruments in earnings. We account for amounts receivable or payable under interest rate cap and swap agreements designated as cash flow hedges as adjustments to interest expense on the related debt. To qualify for hedge accounting, we must formally document the details of the hedging relationship at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are being hedged, the derivative instrument and how we assess effectiveness. The derivative must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged. We evaluate effectiveness on a retrospective and prospective basis based on quantitative measures of correlation. When we determine that a derivative has ceased to be highly effective as a hedge, we discontinue hedge accounting prospectively.

We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (ii) the derivative expires or is sold, terminated or exercised; (iii) it is no longer probable that the forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) we determine that designating the derivative as a hedging instrument is no longer appropriate.

When we discontinue hedge accounting because we determine that the derivative no longer qualifies as an effective fair-value hedge, we will continue to carry the derivative on the balance sheet at its fair value but cease to adjust the hedged asset or liability for changes in fair value. When we discontinue hedge accounting because the hedged item no longer meets the definition of a firm commitment, we will continue to carry the derivative on the balance sheet at its fair value, removing from the balance sheet any asset or liability that we recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings. When we discontinue hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and we reclassify it into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two month period of time thereafter, we immediately recognize in earnings the gains and losses that were accumulated in other comprehensive income. If we discontinue a cash flow hedge because the variability of the probable forecasted transaction has been eliminated, we will reclassify the net accumulated other comprehensive income to income over the term of the designated hedging relationship. Whenever we discontinue hedge accounting and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current period earnings. Expenses recognized relating to changes in the time value of interest rate cap agreements were insignificant in 2005, 2004 and 2003.

Other comprehensive income: The following tables summarize components of other comprehensive income:

	2005	2004	2003
	(in thousands)
Net income	$11,659	$45,295	$37,638
Other comprehensive income (loss):
Derivatives designated as hedges	440	(10,118)	2,058
Currency translation adjustment	(16,835)	3,175	10,434

Total other comprehensive (loss) income	(16,395)	(6,943)	12,492

Total comprehensive (loss) income	$(4,736)	$38,352	$50,130

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The currency translation adjustment represents the net currency translation adjustment gains and losses related to our European subsidiaries. Amounts are presented net of minority interest.

Financial instruments: The carrying values reflected on the consolidated balance sheet at December 31, 2005 and 2004 reasonably approximate the fair values of restricted cash, cash and cash equivalents, other assets, accounts payable and other liabilities, lines of credit and variable rate debt.

Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities, we estimate the fair value of our fixed rate long-term debt was $648.8 million compared to a book value of $617.3 million at December 31, 2005. As of December 31, 2004, we estimated the fair value of our fixed rate long-term debt was $667.7 million compared to a book value of $619.5 million.

Financial assets that are exposed to credit risk consist primarily of accounts receivable and notes receivable. As of December 31, 2005 and 2004, notes receivable, which are included in other assets, consisted primarily of notes to finance the construction of certain properties and were secured by the properties. The carrying values of those notes approximate fair value, because the applicable interest rates approximate market rates for these loans. We adjust the value of notes that we consider are not collectible. In 2003, we recognized a $1.6 million impairment expense on the write-down of one note receivable. Accounts receivable from customers are included in other assets (see Note 7), and are not a significant component of total assets. Accounts are deemed past due based on payment terms. The allowance for doubtful accounts represents management’s estimate and is based on historic losses, recent collection history of individual customers, foreclosure recovery experience for each storage center and economic conditions. We write-off delinquent accounts to the extent and at the time we deem them to be not recoverable.

Financial instruments with characteristics of both liabilities and equity: We adopted the requirements of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” in the third quarter of 2003, and there was no impact on our financial position, operating results or cash flows. However, the minority interests associated with certain of our consolidated joint ventures and our European subsidiaries that have finite lives under the terms of the partnership agreements represent mandatorily redeemable interests as defined in SFAS No. 150. As of December 31, 2005 and 2004, the aggregate book value of these minority interests in finite-lived entities on our consolidated balance sheet was $105.3 million and $158.4 million, respectively and we believe that the estimated aggregate settlement value of these interests was approximately $213.2 million and $210.0 million, respectively. This amount is based on the estimated liquidation values of the assets and liabilities and the resulting proceeds that we would distribute to our joint venture partners assuming dissolution as of December 31, 2005. As required under the terms of the respective partnership agreements, subsequent changes to the estimated fair value of the assets and liabilities of the consolidated joint ventures will affect our estimate of the aggregate settlement value. The partnership agreements do not limit the amount to which the minority partners would be entitled in the event of liquidation of the assets and liabilities and dissolution of the respective partnerships.

Stock-based compensation expense. At December 31, 2005, we had stock based employee compensation plans, which are described more fully in Note 16 to the financial statements. We account for stock based compensation under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” We adopted the disclosure provisions of SFAS No, 148, “Accounting for Stock Based Compensation Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock Based Compensation.”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects pro forma net income as if we had recognized stock-based compensation expense using the fair value method in accordance with SFAS No. 123.

	2005	2004	2003
	(in thousands except per share data)
Net income:
As reported	$11,659	$45,295	$37,638
Add: Stock based compensation expense	2,751	3,433	1,150
Less: Pro forma stock based compensation expense	(4,315)	(4,502)	(2,132)

Pro forma net income	$10,095	$44,226	$36,656

Basic net (loss) income available to common shareholders per share:
As reported	$(0.01)	$0.72	$0.63
Pro forma	(0.04)	0.70	0.61
Diluted net (loss) income available to common shareholders per share:
As reported	$(0.01)	$0.71	$0.62
Pro forma	(0.04)	0.69	0.60

Recent accounting pronouncements: In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123. This statement disallows APB Opinion No. 25’s intrinsic value method of accounting for share based compensation awards and generally requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards as of their grant date. We will adopt the provisions of SFAS 123R as of January 1, 2006 using the modified prospective method. Under the modified prospective method, compensation cost is recognized beginning with the effective date for all share-based payments granted after the effective date and for the unamortized portion of all awards granted to employees prior to the effective date of SFAS No. 123R. Under SFAS No. 123R, we will recognize stock-based compensation expenses related to our stock option plans and our Employee Stock Purchase Plan that were previously only subject to disclosure. We are still evaluating the impact of adopting SFAS No. 123R on our financial position and operating results in 2006. We believe that the disclosure of pro-forma results required under SFAS No. 123 approximates our results if we had adopted the provisions of SFAS 123R as of January 1, 2003.

In October 2005, the FASB issued FASB Staff Position (FSP) FAS 13-1 “Accounting for Rental Costs Incurred during a Construction Period,” which is effective for lease agreements entered into after January 1, 2006. This FSP clarifies that rental costs incurred during the period of construction of an asset on leased property should not be capitalized; rather they should be recognized as rental expense in the same manner as rental costs incurred after the construction period. However, to the extent a lessee accounts for rental of real estate projects under SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” it should continue capitalizing rental costs. We lease under operating leases certain parcels of land and buildings on which we develop storage centers or perform certain construction improvements. We have historically capitalized rental costs during the construction period on such properties. We account for real estate projects involving our development and construction of self-storage facilities under SFAS No. 67; therefore, we do not believe that the adoption of this FSP will have a material impact on our financial position, operating results or cash flows.

In June 2005, the FASB issued EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” In light of guidance provided in FIN 46R regarding “kick-out” rights in the context of evaluating

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variable interests and consolidation of variable interest entities, EITF 04-5 clarifies when a sole general partner should consolidate a limited partnership. EITF 04-5 provides authoritative guidance for purposes of assessing whether a limited partner’s rights are important rights that, under SOP 78-9, might preclude a general partner from consolidating a limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified, EITF 04-5 is effective after June 29, 2005. For general partners in all other limited partnerships, the guidance in this Issue was effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. We do not believe that the adoption of EITF 04-5 will have a material impact on our financial position, operating results or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a voluntary change in accounting principle. It also applies to changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We will adopt the provisions of SFAS No. 154 as of January 1, 2006 and we do not believe this statement will have a material impact on our financial position, operating results or cash flows.

In March 2005, the FASB issued FASB FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term “conditional asset retirement obligations” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlements are conditional on a future event that may or may not be within the control of the entity. FIN 47 indicates that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated and also clarifies when an entity should have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation was effective October 1, 2005. The adoption of FIN 47 had no material impact on our financial position, operating results or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” This statement eliminates the exception to the measurement at fair value for exchanges of similar productive assets and replaces it with an exception for exchange transactions that lack economic substance. The provisions of this statement were effective for transactions occurring after June 15, 2005 and have been applied prospectively. Accordingly, any exchange of properties or interests in properties needs to be evaluated for economic substance. The adoption of SFAS No. 153 had no material impact on our financial position, operating results or cash flows.

Note 3—Variable Interest Entities and Cumulative Effect of Change in Accounting Principle

Under FIN 46R, a VIE must be consolidated by a company if that company is subject to a majority of the expected losses from the VIE’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46R also requires disclosures about VIEs that a company is not required to consolidate, but in which it has a significant variable interest. We adopted FIN 46R as of January 1, 2004.

Prior to June 30, 2005, we had direct and indirect ownership interests in Shurgard Self Storage SCA (Shurgard Europe) of 87.23%. We assessed Shurgard Europe under the provisions of FIN 46R and concluded that

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

it met the definition of a VIE. We also concluded that we were the primary beneficiary effective as of June 2003. As a result, we began consolidating Shurgard Europe in our financial statements beginning January 1, 2004. On June 30, 2005, we acquired the remaining 12.77% ownership interests in Shurgard Europe at a purchase price of approximately $97.4 million in cash. Accordingly, as of June 30, 2005, Shurgard Europe became a wholly-owned subsidiary and is no longer a VIE.

Shurgard Europe has created two joint venture entities: First Shurgard SPRL (First Shurgard) formed in January 2003 and Second Shurgard SPRL (Second Shurgard) formed in May 2004. Those joint ventures are expected to develop or acquire up to approximately 75 storage facilities in Europe. Shurgard Europe has a 20% interest in each of these ventures. We have also determined that First Shurgard and Second Shurgard are each VIEs, of which Shurgard Europe is the primary beneficiary. Accordingly, First Shurgard has been consolidated in our financial statements since January 1, 2004, and Second Shurgard has been consolidated since inception. At December 31, 2005, First Shurgard and Second Shurgard had aggregate total assets of $330.7 million, total liabilities of $212.5 million, and credit facilities collateralized by assets with net book value of $310.9 million (see Note 9). As of December 31, 2005, First Shurgard’s and Second Shurgard’s creditors had no recourse to the general credit of Shurgard or Shurgard Europe other than certain loan commitments. Under those commitments, Shurgard could subscribe to up to $20 million and an additional €5.0 million ($5.9 million as of December 31, 2005) in preferred bonds in a potential event of default of First Shurgard in addition to a €2.5 million ($3.0 million as of December 31, 2005) working capital facility. We have an option to put 80% of the bonds issued by First Shurgard to Crescent Euro Self Storage Investments, Shurgard Europe’s partner in the joint venture.

In October 2004, Self-Storage Securitisation B.V. (Securitisation BV), a Dutch limited liability entity in which Shurgard and its subsidiaries have no ownership interest, was formed to issue €325 million in floating rate investment grade bonds. This entity receives interest under a note of a similar amount with Shurgard Europe and holds certain derivatives instruments to hedge its interest rate exposure on the bonds. We determined that Securitisation BV is a VIE of which Shurgard Europe is the primary beneficiary based on the activity of this entity and the fact that the notes issued by Securitisation BV are collateralized by assets of Shurgard Europe. We have consolidated this entity since its inception.

Upon adoption of FIN 46R in 2004, we recognized a cumulative effect of change in accounting principle of approximately $2.3 million relating to the consolidation of First Shurgard. This is the result of eliminating all intercompany profits from inception of First Shurgard in 2003 as required under FIN 46R. Prior to adoption of FIN 46R, we eliminated our 20% ownership share of intercompany profits.

We do not believe that any of our other investees in which we do not hold a majority voting interest are VIEs under the provisions of FIN 46R.

Note 4—Storage Centers

The following table summarizes our operating storage centers at December 31, 2005 and 2004:

	As of December 31,
	2005	2004
	(in thousands)
Land	$675,379	$662,458
Building	2,487,831	2,405,370
Equipment & Other	81,048	75,660

	$3,244,258	$3,143,488

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2005, we purchased the remaining third party interest in Shurgard Europe, opened sixteen new storage centers, acquired ten storage centers and completed five major redevelopment projects on existing storage centers. We also sold five storage centers, including two that were classified as properties held for sale as of December 31, 2004. As of December 31, 2005, we had two properties and seven parcels of land held for sale with a net carrying value of $6.8 million (see Note 25). Construction in progress at December 31, 2005, consisted primarily of nine storage centers under construction and redevelopment projects for two existing storage centers, compared to five storage centers under construction and six redevelopments as of December 31, 2004.

Acquisitions

We completed the following acquisitions in 2005:

•	We recorded $47.0 million additions to storage centers related to our acquisition of the remaining third party interest in Shurgard Europe (See Note 5).

•	We acquired one storage center, for a purchase price of $3.0 million, in North Carolina through Shurgard/Morningstar Storage Centers, LLC, one of our consolidated subsidiaries of which we own 74%. Also, we completed the purchase of six storage centers in North Carolina for an aggregate purchase price of $26.0 million. These storage centers are managed by affiliates of certain members of Shurgard/Morningstar Storage Centers, LLC that are unrelated to Shurgard.

•	During 2005, we acquired Central Parkway Storage, Inc. (CPI), which owns two storage properties in Florida. We had a preexisting relationship with the shareholders of CPI and as part of the transaction we settled approximately $1.2 million of liabilities due to them. We also settled an option we had to acquire an interest in a property owned by them and recorded a gain on that option of approximately $560,000. The net consideration we issued in these transactions was approximately $10.4 million and consisted of 127,684 shares of common stock ($5.5 million) and cash ($4.9 million). We allocated $9.8 million of the consideration to storage centers and related assets. We also agreed to provide the sellers of CPI, at their request, a line of credit collateralized by the stock issued in the acquisition for up to 50% of the value of such stock for a term not to exceed 13 months with monthly interest payable at prime. No advances have been made under this facility.

•	We have an agreement with a California developer under which it purchases sites in southern California and constructs storage centers on them according to our specifications. On completion of the rent-up period, we have the option to purchase the storage centers. In 2005, we contributed three storage centers to one of the joint ventures. The development manager of these storage centers contributed an additional storage center in California (subject to a mortgage due to us) to the venture. We cancelled the mortgage on that storage center and received an approximate 85% interest in the venture; our partner received an approximate 15% interest in the venture. We agreed to lend up to $10.0 million to this developer to fund the construction of two properties, secured by the properties developed. As of December 31, 2005, the developer had drawn $9.4 million, which is included in other assets.

In 2005, we recognized assets for acquired non-compete agreements of $3.4 million on the above described acquisitions.

In 2004, we acquired eight storage centers through various acquisition transactions for an aggregate cost of $59.4 million, of which $35.8 million was settled in cash.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minnesota Mini-Storage

On June 30, 2003, we acquired five entities owning a total of 19 self-storage centers located in Minnesota and operated under the name of Minnesota Mini-Storage in order to establish market presence in that state. We have included the results of Minnesota Mini-Storage in our consolidated financial statements since that date. We accounted for this acquisition as a purchase transaction.

Assuming we had acquired Minnesota Mini-Storage at the beginning 2003, pro forma income for continuing operations and net income would have exceeded reported amounts for 2003 by approximately $3.1 million or $0.05 per share for basic and diluted.

Other storage center activity

In 2005, we completed the sale of five storage centers: one in Arizona, one in California and three in Washington, for aggregate total proceeds of approximately $24.8 million and aggregate gains of $11.8 million.

We determined that the net book value of certain properties exceeded their fair value less costs to sell. Accordingly, we recorded an impairment loss for these properties of $420,000, $80,000 and $9.9 million in 2005, 2004 and 2003, respectively.

Additionally, the closure of warehouses of our containerized storage operations (see Note 11) caused us to evaluate the assets associated with these warehouses. As a result, we recognized equipment impairment losses related to these warehouses of $650,000 in 2003. We also recorded losses from write-offs of development costs on several projects of $2.9 million, $2.8 million and $1.2 million in 2005, 2004 and 2003.

Note 5—Investment in Shurgard Europe

We operate in seven European countries through our subsidiary Shurgard Europe. Through April 2003 our ownership interest in Shurgard Europe was 7.57%. During the period from April 2003 through December 31, 2003 we increased our ownership interest to 85.47% through several acquisition transactions and further increased our ownership interest in 2004 to 87.23%. On June 30, 2005, we acquired the remaining interest in Shurgard Europe for a purchase price of $97.4 million in cash, net of the minority interest partner’s share of intercompany debt between Shurgard Europe and Shurgard (approximately $8.1 million). The purchase price and direct acquisition costs exceeded the carrying value of the related minority interest by approximately $50.2 million of which we allocated $47.0 million to the storage centers owned by Shurgard Europe and its subsidiaries based on the properties’ fair values. We allocated the remaining $3.2 million to goodwill associated with Shurgard Europe’s underlying reporting units. We acquired this interest in order to gain full control of Shurgard Europe so that we can direct its future activities. We also expect to consolidate certain functions and, over the longer term, eliminate certain redundant costs.

Shurgard Europe conducts its development growth through two 20% owned consolidated joint ventures First Shurgard and Second Shurgard (see Note 3). These joint ventures had total equity commitments of €100 million ($118.4 million as of December 31, 2005) each, of which €2.4 million and €55.2 million ($2.8 million and $65.4 million as of December 31, 2005) remained to be drawn for First Shurgard and Second Shurgard, respectively, at December 31, 2005.

As of December 31, 2005, Shurgard Europe and its subsidiaries owned, managed or leased 149 properties containing approximately 7.9 million rentable square feet in seven European countries.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 3, upon the adoption of FIN 46R, we started consolidating Shurgard Europe and First Shurgard as of January 1, 2004, and we started consolidating Second Shurgard at its inception in May 2004. We previously accounted for our investments in Shurgard Europe and First Shurgard using the equity method of accounting.

Shurgard Europe financial information

Following are summarized statements of operations for Shurgard Europe and its subsidiaries. We have eliminated in consolidation with Shurgard, interest income related to the preferred bonds of Shurgard Europe (see Note 23) of $8.7 million, $8.0 million and $6.9 million for the years ended December 31, 2005, 2004 and 2003.

Shurgard Self Storage S.C.A. (3)

Consolidated Statements of Operations

	2005	2004 (1)	2003 (1)
	(in thousands)
Revenue
Storage center operations	$124,928	$101,532	$70,118
Other revenue	101	219	11,376

Total revenue	125,029	101,751	81,494

Expenses
Operating	83,793	74,250	50,373
Real estate development	7,396	4,592	8,928
Depreciation and amortization	24,831	21,090	19,433
Impairment and abandoned project losses	2,294	2,226	1,422
General, administrative and other	8,151	6,509	6,181

Total expenses	126,465	108,667	86,337

Loss from operations	(1,436)	(6,916)	(4,843)

Other Income (Expense)
Interest expense	(44,475)	(36,091)	(36,171)
Loss on derivatives	(4,073)	(1,244)	—
Foreign exchange (loss) gain	(8,034)	4,930	9,830
Interest income and other	224	605	1,520

Other expense, net	(56,358)	(31,800)	(24,821)

Loss before minority interest and income taxes	(57,794)	(38,716)	(29,664)
Minority interest (2)	19,832	13,334	—
Income tax expense	(253)	(46)	(202)

Net loss before cumulative effect of accounting change	(38,215)	(25,428)	(29,866)
Cumulative effect of a change in accounting principle	—	(2,339)	—

Net loss	$(38,215)	$(27,767)	$(29,866)

(1)	Certain prior years’ amounts have been reclassified to conform to the current presentation with no effect on net loss.
(2)	The minority interest represents approximately 80% of the losses attributable to Shurgard Europe’s joint ventures.
(3)	The financial information is presented as used for consolidation purposes with Shurgard and is not representative of Shurgard Europe’s financial information in U.S. GAAP on a stand-alone basis.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Goodwill

In 2005, we recognized $3.2 million of goodwill associated with Shurgard Europe’s underlying reporting units upon acquisition of our minority partner’s share of Shurgard Europe (see Note 5).

In 2003, we determined that the remaining goodwill on Storage To Go, LLC (STG), a company that held our containerized storage operations, was fully impaired due to the closure of this activity. As a result, we recorded an impairment loss of $490,000 in 2003.

Note 7—Other Assets and Accounts Payable and Other Liabilities

The following table summarizes other assets by category:

	As of December 31,
	2005	2004
	(in thousands)
Financing costs, net of accumulated amortization of $22,852 in 2005 and $19,121 in 2004	$34,121	$39,976
Trade receivable, net of allowance of $4,681 in 2005 and $3,393 in 2004	14,964	13,206
Prepaid expenses	14,751	15,300
Software costs, net of accumulated amortization of $3,056 in 2005 and $2,134 in 2004	14,638	10,551
Notes receivable	13,868	16,956
Non-competition, trademark and management agreements, net of accumulated amortization of $9,827 in 2005 and $8,464 in 2004	4,186	912
Other accounts receivable	10,958	12,560
Other real estate investments (1)	26	738
Derivatives—assets (see Note 14)	4,709	11,234
Other assets, net of accumulated amortization of $1,575 in 2005 and $2,039 in 2004	7,027	6,771

Total other assets	$119,248	$128,204

(1)	We had an investment in one domestic unconsolidated entity accounted for using the equity method as of December 31, 2004. We sold our investment in that subsidiary in July 2005.

The major components of our amortizable intangible balances are software costs and non-compete agreements, trademark and management agreements. Amortizable intangibles are included in other assets as presented above. We recognized amortization expenses on these intangibles of $2.9 million, $1.4 million and $1.3 million in 2005, 2004 and 2003. The following table summarizes our estimated amortization expense for intangible assets over the next five years (in thousands):

2006	$4,024
2007	4,161
2008	2,916
2009	2,389
2010	1,836

$15,326

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the components of accounts payable and other liabilities:

	As of December 31,
	2005	2004
	(in thousands)
Accounts payable	$17,937	$22,029
Accrued real estate taxes	12,652	11,620
Accrued personnel cost	15,711	13,124
Accrued interest	15,330	14,164
Prepaid revenue and deposits	28,641	27,489
Taxes payable	15,765	18,086
Accrued expense related to exploration of strategic alternatives	11,350	—
Derivatives—liabilities (see Note 14)	23,997	41,675
Other accrued expenses and liabilities	40,052	32,465

Total accounts payable and other liabilities	$181,435	$180,652

Note 8—Lines of Credit

The following table summarizes our lines of credit:

	December 31, 2005	December 31, 2004	Weighted Average interest rate at December 31, 2005	Weighted Average interest rate at December 31, 2004
	(in thousands)
Unsecured domestic line of credit	$233,500	$297,300	5.46%	3.52%
Unsecured domestic term loan credit facility	350,000	100,000	5.76%	3.53%

	$583,500	$397,300	5.64%	3.52%

In 2005, we entered into a three-year unsecured domestic credit agreement, which includes a revolving credit facility with a group of banks to borrow up to $350 million and a $350 million term loan facility that matures in February 2008. We borrowed the entire available $350 million on the term loan facility and used the proceeds to fund the acquisition of the remaining interest in Shurgard Europe (See Note 5), to finance other acquisitions (See Note 4) and the development of certain of our properties, and to repay borrowings under the revolving credit facility. The revolving credit facility can be extended for one year at our option for a fee. The revolving credit facility and the term loan require monthly interest payments at LIBOR plus 0.90% and LIBOR plus 1.10%, respectively, at December 31, 2005. Downgrades made by bond rating agencies in July 2005 to our senior unsecured debt rating resulted in an increase of 0.2% (included in above rates) in our interest rate on the domestic line of credit and term loan agreements. As of December 31, 2005, availability under the revolving credit facility was $116.5 million. The domestic credit agreement requires us to maintain quarterly maximum total debt and secured debt to gross asset value ratios and minimum adjusted EBITDA to fixed charges and unencumbered net operating income to unsecured interest expense ratios. The financial covenants also require us to maintain a minimum tangible net worth. A breach of these covenants and other various covenants may result in an acceleration of the maturity of amounts outstanding. The domestic credit agreement restricts our distributions to a maximum of 105% of Adjusted Funds from Operations (Adjusted FFO) for up to four consecutive quarters; after that it must not exceed 95% of Adjusted FFO. Adjusted FFO is defined in the domestic credit agreement as (i) net income (calculated in accordance with GAAP) excluding non-recurring

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gains and losses on or from operating properties; plus (ii) depreciation and amortization; and after adjustments for unconsolidated subsidiaries. Adjusted FFO excludes the effects of charges and costs associated with the takeover proposal and exploration of strategic alternatives. Contributions to Adjusted FFO from unconsolidated subsidiaries are reflected in Adjusted FFO in proportion to borrower’s share of such unconsolidated subsidiaries. The quarterly distributions did not reach 95% of the Adjusted FFO in 2005. As of December 31, 2005, we were in compliance with these financial covenants.

As of December 31, 2004, we had an unsecured domestic line of credit to borrow up to $360 million, an unsecured term loan agreement for an additional $100 million and an unused line of credit for the Storage Center Trust available for the financing of the properties under our tax retention operating leases. These facilities required monthly interest payments at LIBOR plus 1.25%. Both facilities matured on February 26, 2005 and we refinanced them with borrowings on our new credit facilities discussed above.

Note 9—Notes Payable

Notes payable consisted of the following:

	As of December 31,
	2005	2004
	(in thousands)
Domestic Notes payable (1)
5.875% senior unsecured notes due in 2013	$200,000	$200,000
7.75% senior unsecured notes due in 2011	200,000	200,000
7.625% senior unsecured notes due in 2007	50,000	50,000
Fixed rate mortgage notes payable	167,331	169,510
Maturity dates range from 2006 to 2015
Interest rates range from 4.95% to 8.9%
Variable rate mortgage notes payable	81,410	75,231
Maturity dates range from 2006 to 2010
Interest rates range from 6.29% to 7.25%
European Notes payable (1)
Collateralized €325 million notes payable due in 2011	384,889	443,299
Interest rate of 2.68% (EURIBOR + 0.51%)
First Shurgard and Second Shurgard	185,931	137,764
Senior credit agreements
Maturity dates range from 2008 to 2009
Interest rate of 4.58% (EURIBOR + 2.25%)
Capital leases	6,010	11,112
Maturity dates range from 2011 to 2052
Interest rates range from 6% to 14%

	1,275,571	1,286,916
Discount on domestic senior notes payable	(610)	(695)
Premium on domestic mortgage notes payable	759	981

Total Notes Payable	$1,275,720	$1,287,202

(1)	All maturities and interest rates are as of December 31, 2005.

First Shurgard and Second Shurgard have senior credit agreements denominated in euros to borrow, in aggregate, up to €272.5 million ($322.7 million as of December 31, 2005). As of December 31, 2005, the

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

available amount under those credit facilities was, in aggregate, €115.5 million ($136.8 million). Our draws under the First Shurgard and Second Shurgard credit facilities are determined on a development project basis and can be limited if the completion of projects is not timely and if we have certain cost overruns. The credit facilities also require us to maintain a maximum loan to value of the collateral ratio and a minimum debt service ratio. In December 2004, we notified the agent for the lenders of First Shurgard’s credit facility that First Shurgard would require modifications to certain of its covenants in order to be in compliance. The lenders agreed to modifications of these covenants in February 2005. No default or acceleration of the credit facility was declared by the lenders. As of December 31, 2005, we were in compliance with the revised covenants. Borrowings under both the First Shurgard and Second Shurgard credit facilities were such that they could only be used to fund property development costs of First Shurgard and Second Shurgard. In January 2006, we amended Second Shurgard’s credit agreement such as to allow for borrowings for up to €21.9 million ($25.9 million as of December 31, 2005) to be used for acquisition of existing self-storage properties including properties under capital leases.

In December 2005, we renewed a domestic variable rate mortgage note payable at maturity. The note is collateralized by 21 self-storage properties and bears interest of LIBOR plus 1.5%. This amendment increased the principal amount of the borrowing by $0.7 million to $67.0 million and extended the term to December 2008.

In February 2005, we entered into one new domestic mortgage agreement to partially finance the purchase of a storage center in North Carolina (see Note 4). This $2.2 million note matures in February 2010 and bears monthly interest of LIBOR plus 2%. At December 31, 2005, we had three loan agreements to develop three new properties. We had drawn $3.5 million under these loans and $5.0 million remained available for draw. Also, in July 2005, we refinanced two of our fixed interest rate mortgages into one new $3.1 million fixed interest rate mortgage bearing a 4.95% interest rate and maturing in August 2015.

As of December 31, 2005 and 2004, our notes payable were collateralized by storage centers with net book values of $1.42 billion and $1.18 billion, respectively.

At December 31, 2005, scheduled amortization and maturities of all notes payable, excluding capital leases, for the next five years and thereafter were as follows (in thousands):

Year	Total
2006	$9,226
2007	64,310
2008	230,542
2009	37,976
2010	10,631
Thereafter	916,876

$1,269,561

Participation Rights

In 2000 and prior, we formed joint ventures in which our partners’ rights, including rights to redeem their interests at amounts determined in the related agreements, were substantively participating mortgages. We accounted for these joint ventures as financing arrangements, and, as such, recognized all activities related to those properties in our financial statements. On the formation of the ventures, we recognized participation rights liabilities and related discounts on the underlying liabilities for the estimated fair values of the partners’ shares of the joint ventures based on the best evidence available to us. The discounts were amortized as a component of interest expense based on estimated dates of redemptions. We retired our remaining participation rights in

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 2004, when we acquired our joint venture partner’s interest. In 2004 and 2003, we recognized $1.1 million and $5.5 million, respectively, in amortization income. The adjustments to amortization were based on re-evaluations of our estimated participation rights liability each period based on the performance of the related properties and estimates of the rights’ retirement dates. Also, in 2003 we recognized a $7.5 million impairment loss in relation with four properties associated with these participation rights.

Note 10—Lease Obligations

We lease certain parcels of land, buildings and equipment. We also have five properties in Belgium and the Netherlands under capital leases with purchase options on the Belgian properties exercisable in 2011 and 2022. The future minimum rental payments required under these leases are as follows (in thousands):

	Operating leases (1)	Capital leases	Total
2006	$9,509	$618	$10,127
2007	8,512	630	9,142
2008	7,265	642	7,907
2009	6,584	654	7,238
2010	5,200	604	5,804
Thereafter	143,852	33,784	177,636

	$180,922	$36,932	$217,854

(1)	Certain of our European land operating leases have indefinite terms or extension options exercisable at discretion of the lessee. For such land leases we have disclosed operating lease obligations over the estimated useful life of the related property.

The present value of net minimum capital lease payments at December 31, 2005, was as follows (in thousands):

Present value of net minimum capital lease payments
Capital lease total future payments	$36,932
Amount representing interest	(30,922)

Present value of net minimum capital lease payments	$6,010

Expenses under operating leases were approximately $8.4 million, $6.3 million and $5.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain of our land leases include escalation clauses, and we recognize related lease expenses on a straight-line basis. Several of our lease agreements have rent amounts contingent on our storage centers’ revenue. Our lease expense due to contingent rent was $280,000, $150,000 and $180,000, in 2005, 2004 and 2003, respectively.

The net book value of properties under capital leases was $6.1 million and $9.8 million as of December 31, 2005 and 2004, respectively, net of accumulated depreciation of $1.2 million and $2.9 million, respectively. We recognize depreciation expense on these properties in depreciation and amortization on the consolidated statements of operations.

Note 11—Restructuring and Exit Costs

Upon acquiring the remaining minority interest, we announced a plan to change the management structure of Shurgard Europe, including the consolidation of certain national offices, and recorded charges associated with

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these activities, including certain termination benefits payable to certain involuntarily terminated employees and lease termination costs relating to certain leased office facilities that we ceased using in 2005. Under this plan, we also announced that we would undertake further cost reduction initiatives through the end of 2007. In 2005, we started implementing cost reductions by consolidating certain departments and we reduced the number of positions in operations management, real estate and finance groups in various countries. We recorded the charges related to these cost reduction initiatives as the various initiatives take effect. We also recognized a liability for lease termination costs based on the remaining rental payments under the lease less estimated market sublease payments we might receive should we sublease the space. The operating leases for facilities we have ceased to use expire in 2009. Under this plan, we recognized expenses of $2.4 million in 2005, including $2.0 million in severance payments and $0.4 million for lease obligations that are included in general administrative and other on our consolidated statement of operations. As of December 31, 2005, we had an outstanding liability of $630,000. We expect to incur additional expenses in 2006 and 2007 as further reorganization decisions are made.

In December 2001 and 2003, our board of directors approved exit plans to discontinue our containerized storage operations. In connection with these decisions, we accrued incremental costs expected to be incurred during the closing of the warehouses affected by our exit plan. As of December 31, 2005, we had a remaining liability under warehouse operating lease obligations through 2008. The liability is recognized at its fair value for the remaining lease rentals, reduced by estimated sublease rentals and is reevaluated periodically. As of December 31, 2005, we had entered into subleasing agreements for all seven warehouses, including some on a month-to-month basis.

Since 2001, we have incurred $5.3 million of exit costs related to containerized storage operations. The following table summarizes costs incurred for exiting our containerized storage operations since January 2003:

(in thousands)
Total accrued exit costs as of January 1, 2003	$1,019
Payments made	(507)

Total accrued exit costs as of December 31, 2003	512
Exit costs	2,276
Payments made	(1,304)

Total accrued exit costs as of December 31, 2004	1,484
Exit costs	271
Payments made	(982)

Total accrued exit costs as of December 31, 2005	$773

Note 12—Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1994. As a REIT, we generally will not be subject to corporate level federal income tax on taxable income we distribute to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent years. Even if we qualify for taxation as a REIT, we are subject to certain state and local taxes on income and property, and to federal income and excise taxes on undistributed taxable income. In addition, taxable income from non-REIT activities managed through our taxable REIT subsidiaries is subject to federal, state and local income taxes and our European subsidiaries are subject to certain income taxes in the respective jurisdictions of the countries in which they operate. As of December 31, 2005, we believe we were in compliance with REIT requirements.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following reconciles our net income to the adjusted REIT taxable income:

	2005 (estimate)	2004 (actual)	2003 (actual)
	(in thousands)
Net income	$11,659	$45,295	$37,638

Adjustments to earnings of European subsidiaries	53,680	39,775	20,329
Costs related to takeover proposal and exploration of strategic alternatives	13,775	—	—
Stock grant compensation	(5,168)	(4,782)	(2,353)
Settlement reserves	(2,693)	2,790	144
Investment in U.S. partnerships and joint ventures	2,280	365	9,055
Travel and entertainment	302	273	222
Unrealized (gain) loss on financial instruments	(1,951)	(630)	2,194
Adjustments to earnings of taxable REIT subsidiaries	(749)	218	3,035
Depreciation and amortization	10,702	9,860	597
Gain on disposition of assets	284	193	2,540
Workmen’s compensation	(343)	1,840	1,336
Unrealized loss (gain) on foreign exchange	2,473	(2,172)	(230)
Professional fees	843	(2,749)	4,781
Prepaid rent	(143)	307	314
Section 162(m) limitation	183	1,171	—
Accrued compensation	846	915	453
Other items	71	68	(208)

Adjusted REIT taxable income subject to the 90% distribution requirement	$86,051	$92,737	$79,847

For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the years ended December 31, 2005, 2004 and 2003, distributions paid per share were taxable as follows:

	2005		2004		2003
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$1.47	65.9%	$1.52	69.4%	$1.67	77.7%
Capital gains	0.22	9.9%	0.32	14.6%	0.06	2.8%
Return of capital	0.54	24.2%	0.35	16.0%	0.42	19.5%

	$2.23	100.0%	$2.19	100.0%	$2.15	100.0%

Additionally, during 2005 we paid dividends on our Series C and Series D cumulative redeemable preferred stock of $1.63 and $1.64 per share, respectively. Of these amounts, 87.0% consisted of ordinary dividends and 13.0% consisted of capital gain dividends.

In 2005, we transferred ownership interests of certain properties from a taxable entity to the REIT and recorded approximately $410,000 of U.S. federal and state income tax expense related to this transaction. Also, certain European subsidiaries have started generating taxable income resulting in income tax expense in 2005. In 2003, we recognized a $1.6 million tax expense for Recom, a Belgian subsidiary that we started consolidating that year. As of December 31, 2005 and 2004, we had tax liabilities of $870,000 and $1.9 million, respectively. Consolidated U.S. income from continuing operations before income tax expense was $27.8 million, $63.6 million and $40.7 million for 2005, 2004 and 2003, respectively. The corresponding amounts from foreign based operations were losses of $27.7 million, $34.1 million and $3.8 million, respectively.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our income tax expense consisted of the following components:

	2005	2004	2003
	(in thousands)
Federal	$386	$27	$—
State	73	—	—
Foreign	177	45	1,611

Total income tax expense	$636	$72	$1,611

The components of deferred tax assets (liabilities) for Shurgard’s taxable operations are included in the table below. As of December 31, 2005 and 2004, we had established a valuation allowance for the value of our deferred tax assets. Given the history of losses of our taxable operations, we have concluded there is insufficient evidence at this point to justify recognition of the benefits of these deferred tax assets on our books. Our domestic TRS entities have started to generate taxable income, which resulted in a reduction of our domestic deferred tax assets as of December 31, 2005 compared to 2004. As of December 31, 2005, we had U.S. federal net operating loss carryforwards of $24.1 million that will expire starting in 2012. Additionally, as of December 31, 2005, we had U.S. state and local net operating loss carryforwards of $11.8 million that will start expiring in 2006. We had $307.4 million of net operating loss carryforwards from our European operations as of December 31, 2005. This amount may be carried forward indefinitely. On March 6, 2006, we entered into an Agreement and Plan of Merger (see Note 22) with Public Storage, Inc., that contemplates a merger whereby we will be merged with and into a subsidiary of Public Storage, Inc. Upon merger it is possible that part of the net operating loss carryforwards described above could be lost, in whole or in part, depending upon the type of transaction.

The foreign and domestic components of our net deferred tax asset were as follows:

	2005	2004
	(in thousands)
Domestic	$9,627	$10,592
Foreign	95,062	77,019

Net deferred tax asset before valuation allowance	104,689	87,611
Valuation allowance	(104,689)	(87,611)

Net deferred tax asset	$—	$—

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of our deferred tax assets and liabilities were as follows:

	2005	2004
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$106,580	$105,888
Net unrealized loss on derivatives	5,575	—
Losses on asset recognition	591	503
Accrual of warehouses exit costs	263	595
Other	791	1,164
Deferred tax liabilities:
Depreciation	(5,579)	(9,028)
Exchange translation on bonds payable	(3,186)	(6,888)
Other	(346)	(4,623)

Net deferred tax asset before valuation allowance	104,689	87,611
Valuation allowance	(104,689)	(87,611)

Net deferred tax asset	$—	$—

We increased our valuation allowance for deferred tax assets by $17.1 million, $78.2 million and $1.0 million in 2005, 2004 and 2003, respectively.

Note 13—Shareholders’ Equity

Shurgard has 40 million shares of preferred stock authorized, of which 2.8 million shares have been designated as Series A junior participating preferred stock (none of which were issued or outstanding at December 31, 2005), 2 million shares have been designated as Series C cumulative redeemable preferred stock (all of which were issued and outstanding at December 31, 2005) and 3.45 million shares have been designated as Series D cumulative redeemable preferred stock (all of which were issued and outstanding at December 31, 2005). The board of directors is authorized to determine the rights, preferences and privileges of the preferred stock including the number of shares constituting any such series and the designation thereof.

Our Series C and Series D cumulative redeemable preferred stock earn quarterly dividends at rates of 8.70% and 8.75% of their liquidation preferences, respectively. Our series C cumulative redeemable preferred stock became callable at our option in December 2003, at a redemption price of $25 per share. Our Series D cumulative redeemable preferred Stock became callable at our option in February 2006, at a redemption price of $25 per share. On December 1, 2005, our board of directors declared preferred dividends for our Series C and Series D cumulative redeemable preferred stock for the fourth quarter of 2005 at a rate of $0.54 and $0.55 per share, respectively. The aggregate amount of these preferred stock dividends was $3.0 million and was accrued in other liabilities on the consolidated balance sheet as of December 31, 2005.

In 2005, we acquired CPI, which owns two storage properties in Florida (see Note 4). We issued 127,684 shares of Class A common stock ($5.5 million) in connection with this purchase. We allocated the amount of the consideration to storage centers and related assets acquired.

In October 2003, we issued 395,000 shares of our Class A common stock in connection with our purchase of our European operating partners’ interest in Recom and Shurgard Europe.

On July 11, 2003, we raised approximately $178.2 million through the sale to the public of 5.75 million shares of Class A common stock. We used approximately $101.6 million of the proceeds to fund the acquisition

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of an additional 19.7% ownership interest in Shurgard Europe. We used the additional proceeds to repay a portion of the indebtedness under our line of credit, which included amounts we borrowed to purchase the 36 properties that we previously operated under our tax retention operating leases and to fund our additional investment in Recom.

In June 2003, we issued 3,050,000 shares of Class A common stock in connection with our purchase of Minnesota Mini-Storage at closing and issued an additional 50,000 shares in September 2004 when the transaction was finalized.

Note 14—Derivative Financial Instruments

We use derivative instruments to manage risks associated with movements in interest rates and foreign currency exchange rates. We report derivative financial instruments at fair value on our consolidated balance sheets in other assets and other liabilities and had the following balances as of December 31:

	December 31, 2005	December 31, 2004
	(in thousands)
Assets
Debt-related contracts	$2,792	$5,612
Foreign currency exchange contracts	1,917	5,622

	$4,709	$11,234

Liabilities
Debt-related contracts	$(21,778)	$(39,586)
Foreign currency exchange contracts	(2,219)	(2,089)

	$(23,997)	$(41,675)

As of December 31, 2005 and 2004, the balance in accumulated other comprehensive income (loss) related to derivative transactions was a loss of $9.5 million and of $9.9 million, respectively.

In the United States we had entered into interest rate swaps that were not designated as hedges, which matured in February 2005 and were settled for $14.9 million.

In March 2002, we entered into a fixed to variable interest rate swap for $50 million of the senior notes payable due in 2004. We designated this hedge as a fair value hedge. We recognized the gain or loss on the swap and the bonds in earnings and adjusted the carrying value of the bonds accordingly. On August 20, 2002, we terminated these swaps at a gain of $2 million. We amortized this gain to interest expense as an adjustment to the carrying value of the bonds over the remaining life of the bonds using the effective interest method. For the years ended December 31, 2004 and 2003, interest expense was reduced by $380,000 and $1.2 million respectively, for amortization of the gain. We repaid the bonds in full in April 2004.

Shurgard Europe has entered into an interest rate swap to effectively fix EURIBOR at 3.714% through October 2011 on €325 million of variable rate debt. This swap is designated as a cash flow hedge and was a liability of $12.9 million and $12.7 million at December 31, 2005 and 2004, respectively. Shurgard Europe has also entered into foreign currency exchange derivatives designated as cash flow hedges. These instruments were liabilities of $1.7 million and assets of $940,000 at December 31, 2005 and assets of $2.1 million and liabilities of $1.5 million at December 31, 2004. We had undesignated interest rate caps for interest rate changes between October 2011 and October 2014 that we entered into as part of Shurgard Europe’s bond issuance. Shurgard

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Europe’s interest rate cap was an asset of $2.8 million at December 31, 2005, and expires in October 2014. To offset the earnings impact of this cap, we sold two interest rate caps with terms, that combined, reciprocate those of Shurgard Europe’s cap. These caps were liabilities of $3.0 million at December 31, 2005.

First Shurgard has entered into interest rate swaps designated as cash flow hedges of interest payments on future borrowings under its credit facility. In June 2005, we determined that one of these swaps ceased to be an effective hedge and no longer qualified for hedge accounting. Accordingly, we are reclassifying the related accumulated other comprehensive loss of €230,000 ($280,000 at December 31, 2005) to earnings through the swaps’ maturity in March 2006. We expect to reclassify approximately $95,000 to earnings for this instrument in 2006.

(The weighted-average notional amounts and fixed pay rates of these swaps still designated as cash flow hedges are as follows (euros in millions):

	2006	2007	2008
Notional amounts	€123.6	€118.8	€45.1
Weighted-average pay rates	3.7%	3.8%	3.8%

The swap agreements were liabilities of $2.7 million and $4.1 million at December 31, 2005 and 2004, respectively.

First Shurgard has also entered into foreign currency exchange derivatives designated as cash flow hedges or economic hedges of net investments in subsidiaries outside the euro zone. These instruments, which mature in May 2008, were liabilities of $0.5 million at December 31, 2005 and assets of $0.8 million and liabilities of $0.5 million at December 31, 2004. We recognized a gain of $0.8 million and $0.3 million in currency translation adjustment on our consolidated balance sheet for those derivatives for the same periods.

In connection with financing agreements, First Shurgard also entered into call options maturing on May 27, 2008, for the purchase of €15 million equating to $18.6 million at a fixed exchange rate. This transaction does not qualify for hedge accounting. These instruments were assets of $970,000 and $2.7 million at December 31, 2005 and 2004, respectively.

Second Shurgard has entered into interest rate swaps designated as cash flow hedges of interest payments on future borrowings under its credit facility. The weighted-average notional amounts and fixed pay rates of these swaps are as follows (euros in millions):

	2006	2007	2008	2009
Notional amounts	€91.4	€123.3	€125.2	€69.3
Weighted-average pay rates	3.8%	3.7%	3.7%	3.7%

These swap agreements were liabilities of $3.1 million and $2.8 million at December 31, 2005 and 2004, respectively.

In 2005 and 2004, we recognized a loss of $0.4 million and $0.7 million, respectively, for hedge ineffectiveness in (interest expense/foreign exchange gain/loss) in our consolidated statements of operations.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Foreign operations

We conduct our foreign operations through Shurgard Europe and other European subsidiaries, which we started consolidating as of January 1, 2004. Our European revenues amounted to $126.5 million, or 26%, and $102.1 million, or 24%, of total revenue for the years ended December 31, 2005 and 2004, respectively.

As a result of our international operations, we recorded a $9.7 million foreign exchange loss, a $6.2 million foreign exchange gain and a $430,000 foreign exchange loss for the years ended December 31, 2005, 2004 and 2003, respectively.

Through July 1, 2005, we were exposed to foreign currency exchange risk related to intercompany debt with or between our European subsidiaries that is not denominated in the functional currency of the subsidiary or the investee. In connection with the acquisition of the remaining interest in Shurgard Europe, we reevaluated our plans and expectations with respect to repayment of certain intercompany debt with our European subsidiaries and determined that it is prospectively a long-term-investment as defined in SFAS 52, “Foreign Currency Translation.” Accordingly, we do not recognize exchange gains or losses on such intercompany debt in our consolidated statements of operations. Rather, beginning July 1, 2005, we report these translation adjustments as a component of other comprehensive income (loss). We had a foreign exchange loss of $9.2 million in net income related to this intercompany debt during 2005 compared to a gain of $6.5 million during 2004. We recorded losses of $1.3 million related to this intercompany debt during 2005, as a component of other comprehensive income (loss).

Included in accumulated other comprehensive income was a cumulative foreign currency translation adjustment loss of $4.1 million as of December 31, 2005, and a gain of $12.7 million as of December 31, 2004.

Note 16—Stock Compensation and Benefit Plans

Summary of Stock Compensation Plans

Our stock compensation plans provide for the granting of options, as well as restricted stock awards, performance awards, stock unit awards and distribution equivalent rights. As of December 31, 2005, we had outstanding grants under several stock option and long-term incentive compensation plans. Our 1993 Stock Option Plan for Employees and Stock Option Plan for Non-employee Directors, as amended during 1995, expired in 2003. Our 1995 Long-Term Incentive Compensation Plan expired in 2000, and the remaining outstanding options under the plan will expire in or before 2010.

In 2005 and 2004, we made grants under both the 2000 Long-Term Incentive Compensation Plan (the 2000 Plan), and the 2004 Long-Term Incentive Compensation Plan (the 2004 Plan) that was approved by shareholders in June 2004. In 2003, we made grants under the 2000 Plan. The purpose of the 2004 Plan is to enhance the long-term profitability and shareholder value of the Company by offering incentives and rewards to those employees, officers, directors, consultants and agents of Shurgard and its subsidiaries who are key to our growth and success. The 2004 Plan is also intended to encourage such persons to remain in the service of Shurgard and its subsidiaries and to acquire and maintain stock ownership in Shurgard. Both the 2000 Plan and the 2004 Plan permit the plan administrator to authorize loans, loan guarantees or installment payments to assist award recipients in acquiring shares pursuant to awards, but contain certain limitations imposed by tax legislation. Both plans require mandatory acceleration of vesting in the event of certain mergers and consolidations or a sale of substantially all the assets or a liquidation of Shurgard, except where such awards are assumed or replaced in the transaction. The 2000 Plan and the 2004 Plan allow for grants to consultants and agents as well as our officers, directors and key employees.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 2000 Plan provides for the granting of up to 2.8 million shares of our Class A common stock. Approximately 20,000 authorized shares remained available for future grants under this plan as of December 31, 2005. The 2004 Plan provides for the granting of up to 3.5 million shares of our Class A common stock. Approximately 3.1 million authorized shares were available for future grants under this plan as of December 31, 2005.

Stock Options

Each stock option provides the recipient the right to purchase shares of our Class A common stock at the fair market value of our common stock as of the date of grant. Stock options have a ten-year term from the grant date and vest over a three-year period under the 2000 Plan and a minimum of four years under the 2004 Plan with a vesting schedule determined by the plan administrator at the time of grant.

The fair value of options granted under our stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with weighted-average assumptions as follows:

Weighted average assumptions used for

Black-Scholes option-pricing model

	2005	2004	2003
Dividend yield	4.02%	5.55%	7.97%
Expected volatility	20%	22%	23%
Risk free interest rate	4.43%	3.59%	2.94%
Expected life (in years)	5.5	5.5	5.6
Fair value per option (1)	$8.83	$5.04	$3.12

(1)	Weighted averages of option grants during each period.

The following table summarizes changes in options outstanding under the plans:

	2005		2004		2003
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Outstanding, January 1,	2,727,970	$31.64	2,887,294	$28.21	2,896,461	$26.17
Granted	402,180	$56.07	605,203	$42.09	492,350	$36.43
Forfeited	(90,533)	$37.88	(88,262)	$33.19	(72,283)	$23.67
Exercised	(222,030)	$29.11	(676,265)	$26.17	(429,234)	$29.46

Outstanding, December 31,	2,817,587	$35.11	2,727,970	$31.64	2,887,294	$28.21

Exercisable, December 31,	1,896,545	$29.04	1,727,562	$27.13	1,982,611	$25.67

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable
Range of exercise prices per share	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price
$21.63 to $25.99	756,390	$23.28	4.2 years	756,390	$23.28
$26.00 to $31.99	746,282	$29.76	5.0 years	746,282	$29.76
$32.00 to $41.99	433,008	$37.21	7.9 years	282,655	$37.14
$42.00 to $57.71	881,907	$48.75	9.3 years	111,218	$42.77

	2,817,587	$35.11	6.6 years	1,896,545	$29.04

Restricted Stock

Restricted shares entitle the grantees to all shareholder rights with respect to voting and receipt of dividends during the restriction period, except restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of prior to vesting. The shares generally vest ratably over 5 years. If a grantee’s employment is terminated prior to the end of the five-year period, the unvested shares will be forfeited. The table below presents the activity for restricted shares:

	2005	2004	2003
	(in thousands except share and per share data)
Restricted shares granted (1)	37,528	51,130	101,650
Restricted shares forfeited	(8,656)	(8,317)	(3,651)
Average fair value of restricted shares granted	$56.66	$41.68	$37.08
Compensation expense for restricted shares	$1,575	$2,559	$948

(1)	The 2003 grants include a special award to an officer in December 2003 of 38,889 shares of restricted stock with an accelerated vesting term of six months and 17,584 shares with ratable vesting over a four-year term commencing in December 2003.

Other Stock Compensation and Benefit Plans

In 1996, we established an employee stock purchase plan under which U.S. employees can elect to purchase Shurgard stock through regular periodic payroll deductions without paying broker commissions. This plan provides for potential price discounts of up to 15%. Since January 2000, a 10% discount has been offered to employees under this plan.

We have an employee retirement savings plan, which includes an employee incentive savings plan (the 401(k) plan) and an employee stock ownership plan (the ESOP), in which substantially all our U.S. employees are eligible to participate. Under the 401(k) plan, each year, employees may contribute an amount not to exceed the maximum allowable by law. We match a portion of employee contributions in cash. Our expense for contributions to the 401(k) plan was approximately $880,000, $680,000 and $580,000 for 2005, 2004 and 2003, respectively. Employees may direct the investment of all contributions to the 401(k) plan in one or more of ten mutual fund investment options administered by a third party, but cannot invest them directly in Shurgard stock. Under our ESOP, U.S. employees may receive discretionary annual awards of Shurgard stock that are determined as a percentage of the eligible employees’ salaries. ESOP contributions are funded in cash, which the plan uses to purchase Shurgard stock on the open market. Funded shares are held in individual participant accounts and may

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not be sold by participants while they are in the employ of Shurgard. Our expense for contributions to the ESOP was approximately $800,000, $720,000 and $620,000 for 2005, 2004 and 2003, respectively.

In 2004, we implemented a stock appreciation rights plan in Europe whereby participants are entitled to receive a payment based on the appreciation of our common stock and dividends paid over the vesting period. The rights fully vest at the end of a three-year period and are generally forfeited if a participant’s employment is terminated prior to maturity. We recognize a liability for these rights and adjust it each reporting period based on the current stock price and dividend rights accrued for all rights outstanding. The expense is recognized through earnings ratably over the three-year vesting period. If a right is forfeited, we reduce the liability to reflect the forfeiture and reverse the compensation expense previously recognized. In 2005, we recognized compensation expense of approximately $760,000 related to this plan, compared to $670,000 in 2004. Also, we recognized expenses of $1.1 million and $970,000 in 2005 and in 2004, respectively, for various defined contribution plans in Europe.

We have entered into an agreement with each of our executive officers that provides for payments in the event that the officer’s employment is terminated by us other than for cause, or by the employee for good reason, within two years after certain business combination transactions, including, but not limited to, the proposed merger with Public Storage, Inc. (Public Storage). In the event of such a termination, the officer would be entitled to payment of two and one-half times his or her annual salary plus his or her bonus. In addition, in the event the payments made under one of these agreements are subject to certain taxation, the officer would be entitled to additional payments necessary to reimburse him or her for such additional tax payment.

Note 17—Shareholder Rights Plan

In March 2004, we adopted an amended and restated rights agreement and declared a distribution of one right for each outstanding share of our common stock. The rights expire in March 2014. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of Series A junior participating preferred stock at a purchase price of $110, subject to adjustment. The rights will be exercisable only if a person or group has acquired 10% or more of the outstanding shares of common stock, or following the commencement of a tender or exchange offer for 10% or more of such outstanding shares of common stock, other than in connection with a transaction approved by our board of directors. If a person or group acquires more than 10% of the then outstanding shares of common stock, each right will entitle its holder to purchase, common stock (or, in certain circumstances, cash, property or other securities of Shurgard) having a value equal to two times the exercise price of the right. In addition, if Shurgard is acquired in a merger or other business combination transaction other than a transaction approved by our board of directors, each right will entitle its holder to purchase that number of the acquiring company’s common shares having a market value of twice the right’s exercise price. We will be entitled to redeem the rights at $0.0001 per right at any time prior to the earlier of their expiration or the time that a person has acquired a 10% position. In March 2006, we amended the rights agreement (i) to clarify that the rights agreement does not apply to, and the rights are not exercisable in connection with, our the Agreement and Plan of Merger (Merger Agreement) dated March 6, 2006, with Public Storage or the proposed merger that it contemplates and (ii) to provide that in addition to the expiration provisions set forth in the rights agreement, the rights will expire at the effective time of the proposed merger. The rights do not have voting or distribution rights, and until they become exercisable, have no dilutive effect on our earnings.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Net Income Per Common Share

The following summarizes the computation of basic and diluted earnings per share:

	2005	2004	2003
	(in thousands except share data)
Results of operations—Numerator
(Loss) income from continuing operations	$(590)	$29,466	$35,314
Preferred distributions and other	(12,153)	(12,193)	(12,082)

(Loss) income from continuing operations available to common shareholders	(12,743)	17,273	23,232
Discontinued operations	12,249	18,168	2,324
Cumulative effect of accounting changes	—	(2,339)	—

Net (loss) income available to common shareholders	$(494)	$33,102	$25,556

Weighted average share amounts—Denominator
Basic weighted average shares outstanding	46,660	45,968	40,406
Effect of dilutive stock based awards	—	658	582

Diluted weighted average shares outstanding	46,660	46,626	40,988

Basic per share amounts
(Loss) income from continuing operations available to common shareholders	$(0.27)	$0.37	$0.57
Discontinued operations	0.26	0.40	0.06
Cumulative effect of accounting changes	—	(0.05)	—

Net (loss) income available to common shareholders	$(0.01)	$0.72	$0.63

Diluted per share amounts
(Loss) income from continuing operations available to common shareholders	$(0.27)	$0.37	$0.56
Discontinued operations	0.26	0.39	0.06
Cumulative effect of accounting changes	—	(0.05)	—

Net (loss) income available to common shareholders	$(0.01)	$0.71	$0.62

We have excluded the following non-dilutive stock options and unvested common stock awards for certain periods from the computation of diluted earnings per share, because the options’ exercise prices were greater than the average market price of the common shares or the Company incurred a loss from continuing operations available to common shareholders during the reporting period:

	2005	2004	2003
Number of options	2.8 million	531,000	416,000
Range of exercise prices	$21.63 to $57.71	$38.61 to $43.68	$33.91 to $37.60
Expiration on or before	December 2015	December 2014	December 2013
Unvested common stock awards	113,000	41,000	94,000

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Discontinued Operations

In 2004, we designated eight storage centers, six of which are located in California and the others in Texas and Washington, as discontinued operations. We sold six of those properties in 2004 for an aggregate gain of $16.2 million. We sold the remaining two in 2005 for aggregate proceeds of $14.1 million and an aggregate gain of $6.4 million.

In 2005, we sold one storage center in Arizona and two in Washington for aggregate proceeds of approximately $10.7 million, resulting in aggregate gains of approximately $5.4 million. We have presented the results of operations and gains on sales of these storage centers as discontinued operations for all periods presented. Furthermore, as of December 31, 2005, we had two storage centers designated as held for sale on our balance sheet. The results of operations of storage centers held for sale were included in our domestic Same Store segment (also see Note 25).

The following table summarizes income from discontinued operations:

	2005	2004	2003
	(in thousands)
Discontinued operations:
Revenue	$903	$4,355	$5,360
Operating expense	(386)	(1,788)	(2,194)
Depreciation and amortization	(99)	(625)	(842)

Operating income from discontinued operations	418	1,942	2,324
Gain on sale of properties	11,831	16,226	—

Discontinued operations	$12,249	$18,168	$2,324

Note 20—Segment Reporting

Shurgard currently has four reportable segments: Domestic Same Store and New Store and European Same Store and New Store. We have adjusted the previously reported segment information for 2003 to include our European segments’ information; however, the new composition of our segments is additive only and does not change previously reported segment results for our domestic operations. For the purpose of reconciliation of the segment reporting to the consolidated statement of operations, the 2003 results of our European segments are classified in unconsolidated joint ventures.

Our definition of Same Store includes existing storage centers acquired prior to January 1 of the previous year, as well as developed properties that have been operating for a full two years as of January 1 of the current year. We project that newly developed properties will reach stabilization in approximately 24-48 months. New Store includes existing facilities that had not been acquired as of January 1 of the previous year, as well as developed properties that have not been operating a full two years as of January 1 of the current year.

These reportable segments allow us to focus on improving results from our existing real estate assets and renting up our new facilities. We evaluate each segment’s performance based on net operating income (NOI) and NOI after indirect and leasehold expenses. NOI is defined as storage center operations revenue less direct operating expenses, but does not include any allocation of indirect operating expenses. Indirect and leasehold expenses include land or building lease expense and certain shared property costs such as bank fees, district and corporate management, purchasing, national contracts personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, legal services, human resources and

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting. Indirect operating expenses are allocated to storage centers based on number of months in operation during the period and do not include containerized storage operations, internal real estate acquisition costs or abandoned development expenses.

Using the definition of Same Store and New Store described above, the portfolio of assets reported in these segments changes from year to year. Assets transition from New Store to Same Store over time. As of December 31, 2005, the goodwill balance was $27.4 million of which we allocated $24.2 million to our domestic reporting units and $3.2 million to our European reporting units. The following table illustrates the results using the 2005 Same Store and New Store bases for reportable segments as of and for the years ended December 31, 2005 and 2004. Same Store includes all storage centers acquired prior to January 1, 2004, and developments opened prior to January 1, 2003. New Store represents all storage centers acquired after January 1, 2004, and developments opened after January 1, 2003. Other Stores include properties no longer in service, properties closed in the process of being redeveloped, or disposed properties in which we have no remaining ownership interest as of December 31, 2005.

	2005
	Domestic Same Store	Domestic New Store	Europe Same Store	Europe New Store	Other Stores	Discontinued Stores	Total
	(in thousands)
Storage center operations revenue	$329,002	$23,432	$101,819	$24,698	$922	$(903)	$478,970
Direct operating expense	112,002	11,545	42,592	20,714	349	(322)	186,880

Net operating income	217,000	11,887	59,227	3,984	573	(581)	292,090

Indirect expense	16,989	1,453	11,907	6,512	69	(64)	36,866
Leasehold expense	4,157	379	2,299	325	—	—	7,160

Indirect and leasehold expense	21,146	1,832	14,206	6,837	69	(64)	44,026

Net operating income (loss) after indirect and leasehold expense	$195,854	$10,055	$45,021	$(2,853)	$504	$(517)	$248,064

Segment operating storage center assets, net	$1,395,141	$211,201	$710,284	$359,527	$3,112	$(2,175)	$2,677,090

Total Storage center additions	$221,534	$68,383	$58,318	$103,855	$—	$—	$452,090

	2004
	Domestic Same Store	Domestic New Store	Europe Same Store	Europe New Store	Other Stores	Discontinued Stores	Total
	(in thousands)
Storage center operations revenue	$309,228	$7,010	$90,948	$11,161	$5,195	$(4,355)	$419,187
Direct operating expense	103,583	5,759	41,141	13,973	2,026	(1,520)	164,962

Net operating income	205,645	1,251	49,807	(2,812)	3,169	(2,835)	254,225

Indirect expense	14,975	664	12,025	5,291	276	(268)	32,963
Leasehold expense	4,114	53	1,892	215	—	—	6,274

Indirect and leasehold expense	19,089	717	13,917	5,506	276	(268)	39,237

Net operating income (loss) after indirect and leasehold expense	$186,556	$534	$35,890	$(8,318)	$2,893	$(2,567)	$214,988

Segment operating storage center assets, net	$1,414,307	$164,591	$759,374	$299,657	$9,230	$—	$2,647,159

Total Storage center additions	$205,900	$99,248	$16,375	$100,392	$—	$—	$421,915

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the results using the 2004 Same Store and New Store base for reportable segments as of and for the years ended December 31, 2004 and 2003. Same Store includes all storage centers acquired prior to January 1, 2003, and all developments opened prior to January 1, 2002. New Store represent all storage centers acquired after January 1, 2003, and developments opened after January 1, 2002:

	2004
	Domestic Same Store	Domestic New Store	Europe Same Store	Europe New Store	Other Store	Discontinued Stores	Total
	(in thousands)
Storage center operations revenue	$288,167	$30,591	$73,241	$28,868	$2,675	$(4,355)	$419,187
Direct operating expense	93,918	16,283	30,539	24,575	1,167	(1,520)	164,962

Net operating income	194,249	14,308	42,702	4,293	1,508	(2,835)	254,225

Indirect expense	14,103	1,684	8,781	8,535	128	(268)	32,963
Leasehold expense	3,736	431	1,620	487	—	—	6,274

Indirect and leasehold expense	17,839	2,115	10,401	9,022	128	(268)	39,237

Net operating income (loss) after indirect and leasehold expense	$176,410	$12,193	$32,301	$(4,729)	$1,380	$(2,567)	$214,988

Segment operating storage center assets, net	$1,249,893	$334,181	$541,367	$517,664	$4,054	$—	$2,647,159

Total Storage center additions	$195,701	$102,434	$10,127	$106,640	$—	$—	$414,902

	2003
	Domestic Same Store	Domestic New Store	Europe Same Store	Europe New Store	Other Store	Discontinued Stores	Total
	(in thousands)
Segment revenue	$275,397	$13,437	$60,707	$10,065	$7,841	$(5,360)	$362,087
Less unconsolidated joint ventures	—	—	(60,707)	(10,065)	(230)	—	(71,002)

Consolidated revenue	275,397	13,437	—	—	7,611	(5,360)	291,085
Direct operating expense	91,401	8,956	25,136	12,661	3,619	(1,874)	139,899
Less unconsolidated joint ventures	—	—	(25,136)	(12,661)	(131)	—	(37,928)

Consolidated direct operating expense	91,401	8,956	—	—	3,488	(1,874)	101,971

Consolidated NOI	183,996	4,481	—	—	4,123	(3,486)	189,114

Indirect expense	12,767	865	8,734	5,529	369	(320)	27,944
Leasehold expense	3,241	445	1,433	247	—	—	5,366
Less unconsolidated joint ventures	—	—	(10,167)	(5,776)	(11)	—	(15,954)

Consolidated indirect and leasehold expense	16,008	1,310	—	—	358	(320)	17,356

Consolidated NOI after indirect and leasehold expense	$167,988	$3,171	$—	$—	$3,765	$(3,166)	$171,758

Segment operating storage center assets, net	$1,294,584	$245,193	$—	$—	$32,107	$—	$1,571,884

Total Storage center additions	$168,247	$182,046	$—	$—	$—	$—	$350,293

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the reportable segments’ direct and indirect operating expense to consolidated operating expense, for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(in thousands)
Consolidated direct operating expense	$186,880	$164,962	$101,971
Consolidated indirect operating and leasehold expense	44,026	39,237	17,356
Other operating expense, net	2,100	7,181	6,553

Consolidated operating expense	$233,006	$211,380	$125,880

The following table reconciles the reportable segments’ NOI per the table above to consolidated net income for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(in thousands)
Consolidated NOI after indirect and leasehold expense	$248,064	$214,988	$171,758
Other revenue	4,922	5,101	6,877
Other operating expense, net	(2,100)	(7,181)	(6,553)
Real estate development expense	(10,042)	(4,991)	(23)
Depreciation and amortization	(95,722)	(87,503)	(55,537)
Impairment and abandoned project expense	(3,354)	(2,856)	(13,889)
General, administrative and other	(35,318)	(32,961)	(18,012)
Costs related to takeover proposal and exploration of strategic alternatives	(13,775)	—	—
Interest expense	(105,584)	(82,876)	(51,182)
Amortization of participation rights discount	—	1,123	5,529
Loss on derivatives, net	(2,122)	(615)	(2,194)
Foreign exchange (loss) gain	(9,665)	6,247	(431)
Interest income and other, net	3,746	4,361	4,887
Minority interest	20,936	16,608	(1,206)
Equity in earnings (losses) of other real estate investments, net	60	93	(3,099)
Income tax expense	(636)	(72)	(1,611)

(Loss) income from continuing operations	$(590)	$29,466	$35,314

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the reportable segments’ assets to consolidated assets as of December 31, 2005 and 2004:

	As of December 31,
	2005	2004
	(in thousands)
Segment operating storage centers assets, net	$2,677,090	$2,647,159
Non storage centers and properties held for sale	9,093	10,628
Corporate assets, net	12,678	14,498

Storage centers, net	2,698,861	2,672,285
Construction in progress	67,073	58,431

Total storage centers	2,765,934	2,730,716
Cash and cash equivalents	39,778	50,277
Restricted cash	4,972	7,181
Goodwill	27,440	24,206
Other assets	119,248	128,204

Total assets	$2,957,372	$2,940,584

Note 21—Supplemental Quarterly Financial Data (Unaudited)

We separately report as discontinued operations the historical operating results attributable to operating properties sold and held for sale and the applicable gain or loss on the disposition of the properties. As a result, we have made the appropriate reclassification adjustments to our previously issued financial statements for the quarters ended March 31, June 30, and September 30, and December 31, 2005 and 2004.

	Three months ended
	March 31, 2005	June 30, 2005	September 30, 2005 (1)	December 31, 2005
	(in thousands, except share data)
Revenue	$113,625	$119,467	$125,484	$125,316
Income from operations	19,921	23,909	31,728	30,892
Income (loss) from continuing operations	(1,332)	(865)	(3,903)	5,510
Net income (loss)	5,256	(693)	1,590	5,506
Basic per share amounts
(Loss) income from continuing operations available to common shareholders	$(0.09)	$(0.08)	$(0.15)	$0.05
Discontinued operations	0.14	—	0.12	—

Net income (loss) available to common shareholders per share	$0.05	$(0.08)	$(0.03)	$0.05

Diluted per share amounts
(Loss) income from continuing operations available to common shareholders	$(0.09)	$(0.08)	$(0.15)	$0.05
Discontinued operations	0.14	—	0.12	—

Net income (loss) available to common shareholders per share	$0.05	$(0.08)	$(0.03)	$0.05

(1)	In the third quarter of 2005, we recognized a $12.7 million expense associated with the merger proposal and exploration of strategic alternatives. See Note 22.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Three months ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands, except share data)
Revenue	$99,075	$104,153	$109,701	$111,359
Income from operations	18,939	24,008	26,967	14,683
Income from continuing operations	1,429	8,095	13,574	6,368
Income before cumulative effect of change	2,034	20,807	18,153	6,640
Net (loss) income	(305)	20,807	18,153	6,640
Basic per share amounts
(Loss) income from continuing operations available to common shareholders	$(0.03)	$0.11	$0.23	$0.07
Discontinued operations	0.01	0.28	0.10	0.01
Cumulative effect of change in accounting principle	(0.05)	—	—	—

Net income (loss) available to common shareholders per share	$(0.07)	$0.39	$0.33	$0.08

Diluted per share amounts
(Loss) income from continuing operations available to common shareholders	$(0.03)	$0.11	$0.23	$0.07
Discontinued operations	0.01	0.27	0.10	0.01
Cumulative effect of change in accounting principle	(0.05)	—	—	—

Net income (loss) available to common shareholders per share	$(0.07)	$0.38	$0.33	$0.08

Note 22—Commitments and contingencies

The following tables summarize our contractual obligations and our off-balance sheet commitments as of December 31, 2005.

	Payments due by period
	Total	2006	2007-2008	2009-2010	2011 and beyond
	(in thousands)
Contractual Obligations
Long-term debt	$1,853,061	$9,226	$878,352	$48,607	$916,876
Capital and operating lease obligations	217,854	10,127	17,049	13,042	177,636

Totals	$2,070,915	$19,353	$895,401	$61,649	$1,094,512

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amount of commitment expiration per period
	Total amounts committed	2006	2007-2008	2009-2010	2011 and beyond
	(in thousands)
Other Commercial Commitments & Contingent Liabilities
Development contract commitments (1)	$51,697	$50,775	$347	$575	$—
Commitment to purchase interests (2)	2,000	2,000	—	—	—
Loan commitments (3)	4,187	4,129	58	—	—
Outstanding letters of credit and other (4)	3,718	3,718	—	—	—

Totals	$61,602	$60,622	$405	$575	$—

(1)	Includes costs to complete property development and redevelopment projects conducted with contractors. We computed the outstanding commitment based on total estimated project costs less costs incurred to date. This includes $21.1 million of development commitments on our European joint ventures in which we have a 20% ownership interest.

(2)	Includes a commitment to purchase the ownership interest of a minority interest.

(3)	Includes loan commitments to a California developer to finance the construction of certain storage centers according to our specifications.

(4)	Includes primarily an outstanding letter of credit related to our insurance trust for workmen’s compensation and of letters of credit related to properties under construction.

Legal Proceedings

On March 7, 2006, Doris Staer filed a purported class action suit in the Superior Court of Washington for King County styled as Doris Staer v. Shurgard Storage Centers, Inc., Charles K. Barbo, Anna Karin Andrews, Raymond A. Johnson, W. Thomas Porter, Gary E. Pruitt, David K. Grant, Howard P. Behar and Richard P. Fox (Case No. 06-2-08148-0 SEA) alleging self-dealing and breaches of fiduciary duties. Ms. Staer claims that Shurgard and the named directors breached their fiduciary duties in connection with the approval of our Merger Agreement with Public Storage, Inc. and seeks among other things to enjoin the transaction. We believe that our actions and the actions of our board of directors were appropriate.

We are a defendant in litigation filed on September 17, 2002, in the Superior Court of California for Orange County styled as Gary Drake v. Shurgard Storage Centers, Inc. et al (Case No. 02CC00152). The complaint alleges that we misrepresented the size of our storage units, seeks class action status and seeks damages, injunctive relief and declaratory relief against us under California statutory and common law relating to consumer protection, unfair competition, fraud and deceit and negligent misrepresentation. The Court recently ruled that the class of potential members in this lawsuit is limited to our California customers. No class has yet been certified. It is possible that we may incur losses as a result of this litigation, but we currently do not believe that the range of such losses would be material to our financial position, operating results or cash flows. However, we cannot presently determine the potential total damages, if any, or the ultimate outcome of the litigation. We are vigorously defending this action.

In addition, from time to time we are subject to various legal proceedings that arise in the ordinary course of business. Although we cannot predict the outcomes of these proceedings with certainty, we do not believe that the disposition of these matters and the matters discussed above will have a material adverse effect on our financial position, operating results or cash flows. We expense legal costs on legal proceedings as incurred.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Takeover Proposal and Exploration of Strategic Alternatives

By letter dated July 8, 2005, Public Storage, Inc. made an unsolicited takeover proposal to acquire us through a fully taxable all stock transaction pursuant to which 0.8 shares of Public Storage common stock would be exchanged for each outstanding share of Shurgard common stock. The board of directors met on July 22, 2005 and, with the assistance of financial and legal advisors, conducted a thorough review of the proposal and unanimously decided to reject the proposal. The board of directors determined that a combination of the companies on the terms proposed would not be in the best interests of our shareholders and communicated our rejection of the proposal by letter to Public Storage dated July 26, 2005. On August 1, 2005, Public Storage publicly disclosed its interest in combining the two companies on the same terms previously presented, and Shurgard publicly reiterated its rejection of that proposal.

On October 27, 2005, we announced that our board of directors has authorized management and our financial advisors to explore reasonably available strategic alternatives to maximize shareholder value. These alternatives include, but are not limited to, a sale of the Company, the formation of asset joint ventures with strategic partners, a sale of certain of our assets or operations, and continued implementation of our strategic business plan.

On March 6, 2006, we entered into a Merger Agreement, dated as of March 6, 2006, with Public Storage, that contemplates a merger whereby we will be merged with and into a subsidiary of Public Storage. Each outstanding share of our common stock will be converted into the right to receive 0.82 of a fully paid and non-assessable share of Public Storage common stock, and we expect to redeem each series of our outstanding preferred stock in accordance with its terms. Public Storage will assume approximately $1.8 billion of our debt. Holders of Shurgard’s stock options, restricted stock units and shares of restricted stock will receive, subject to adjustments, options exercisable for shares of Public Storage common stock, restricted stock units and restricted shares of Public Storage common stock, respectively.

Our board of directors and the board of directors of Public Storage have approved the Merger Agreement. The proposed merger is subject to our shareholders’ approval, Public Storage’s shareholders’ approval of the issuance of shares of Public Storage stock to be used as merger consideration and other customary closing conditions.

We have made certain representations and warranties in the Merger Agreement and have agreed to certain covenants, including, among others, subject to certain exceptions, to permit our board of directors to comply with its fiduciary duties, and not to solicit, negotiate, provide information in furtherance of, approve, recommend or enter into any other acquisition proposal (as defined in the Merger Agreement).

The Merger Agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been intended not as statements of fact, but rather as a way of allocating risk between the parties. This description of certain terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with our current report on Form 8-K dated March 7, 2006.

We have entered into engagement letters with our financial advisors for services to be rendered in connection with the takeover proposal and an exploration of strategic alternatives. Combined minimum fee

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligations under these agreements total $12 million for services to be rendered to us over a period of up to 18 months, which commenced in July 2005. We expensed the entire $12 million combined minimum fee obligation in 2005. As of December 31, 2005, $11.4 million of accrued minimum fee obligations were included in other liabilities. We expensed an additional $1.8 million in legal fees and reimbursements of expenses as incurred in 2005. As a result of entering into the Merger Agreement with Public Storage in March 2006, we will incur $12 million of additional financial advisory fees plus out of pocket expenses in 2006. Of the total $23.4 million financial advisory fees payable in 2006, approximately $10.5 million are due during the first quarter of 2006; the balance of $12.9 million will become payable upon consummation of the proposed merger.

Note 23—Related Party Transactions

Charles K. Barbo, our chief executive officer though January 1, 2006, and chairman of our board of directors, indirectly owns a 0.5% ownership interest in a limited partnership known as Shurgard Institutional Fund L.P. I, a consolidated subsidiary of Shurgard. Shurgard owns a 99% interest in this entity.

Recom, a consolidated Belgian subsidiary as of June 28, 2003, made a subordinated loan to Shurgard Europe in 1999. In September 2003, Recom and other Shurgard Europe warrant holders exercised their warrants to purchase additional equity interests in Shurgard Europe. The majority of the warrants were held by Recom which upon exercise, exchanged $139.6 million of the subordinated loan payable, an amount equal to the exercise price of the warrants. Cash proceeds from the exercise of the remaining warrants and other borrowings by Shurgard Europe were used to repay the remaining $7.5 million balance of the subordinated loan payable.

On July 8, 2003, we loaned €1.9 million ($2.2 million based on exchange rates as of July 8, 2003, which rates were applied in all the amounts listed below) to E-Parco, a Belgian company owned by certain employees of Shurgard Europe. E-Parco had an indirect ownership interest in Shurgard Europe through Recom. The proceeds of this loan were used by E-Parco to repurchase its shares from Mr. Grant, an officer of the Company, and certain other employees of Shurgard Europe. We paid €1.2 million ($1.4 million as of July 2, 2003) to Mr. Grant for his shares and €0.7 million ($0.8 million as of July 2, 2003) was paid to the other former employees for their shares. The purchase price for the E-Parco shares was based on recent third party sales transactions for interests in Shurgard Europe. As partial consideration for the loan, E-Parco granted Shurgard an option to purchase its 377 Recom shares for €4.3 million ($5.3 million on July 2, 2004) plus forgiveness of the loan including accrued interest. We exercised the option on June 1, 2004 and closed the purchase of E-Parco shares on July 2, 2004. Since July 2, 2004, we have been the sole shareholder of Recom.

On June 30, 2003, we issued $20 million of our Class A common stock in exchange for notes receivable from shareholders. The shares were initially recorded as a reduction of shareholders’ equity that secured $20 million in mortgage debt assumed in the purchase of Minnesota Mini-Storage (see Note 4). The notes from shareholders were collateralized by a pledge of the shareholders’ Shurgard common stock and were paid in full in October 2003, and we reclassified the $20 million to shareholders’ equity.

In April 2003, we acquired the general partner interests in Shurgard Partners LP II (Shurgard Partners II), the general partner of Shurgard Institutional Fund LP II (Institutional II), a consolidated entity, for $0.2 million. The acquired Shurgard Partners II general partner interests were owned by an unaffiliated third party and an officer of the Company. The acquisition was, in part, in response to the board of directors stated objective of eliminating existing historical arrangements involving related parties. The purchase price payable for the acquired Shurgard Partners II general partner interests was governed by the terms of the partnership agreements for Shurgard Partners II and Institutional II and was based on the fair market value of the property owned by Institutional II as determined by a third party appraisal. This transaction increased our ownership of Institutional II from 99% to 100%. Of the $0.2 million total purchase price, we paid $84,000 to Mr. Barbo, our Chief Executive Officer at the time, to acquire his partnership interest in Shurgard Partners II.

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 27, 2002, we entered into a subscription agreement to purchase up to $50 million of three year 9.75% payment-in-kind cumulative preferred bonds to be issued at the option of Shurgard Europe. Pursuant to the subscription agreement, Shurgard Europe had the ability to issue up to $50 million of these preferred bonds to us during the first two years of the three-year commitment term. Shurgard Europe has the option of increasing our total notional subscription to $55 million with an additional $20 million that can be drawn by First Shurgard only in a potential event of a default on the five year debt facility between First Shurgard and a group of commercial banks. In February 2005, as part of a renegotiation of the covenants on the First Shurgard credit facility, an additional €5 million of subordinated bonds and a €2.5 million subordinated working capital facility was made available to First Shurgard. Interest is payable on the bonds at the end of each quarter in cash or through an issuance of additional bonds. Any bonds issued to pay interest can be issued above the commitment amount. Shurgard Europe must redeem the bonds on the redemption date, or may redeem at any time prior to the redemption date, by paying us 115% of the face value of the outstanding bonds plus accrued and unpaid interest. The subscription agreement with Shurgard Europe entitles us to a commitment fee of 0.5% and a structuring fee of 1.5% of the initial commitment of $50 million, as well as an unused fee equal to 1% of the undrawn amount payable in arrears on an annual basis. The subscription agreement with First Shurgard for the additional $20 million entitles us to a commitment fee of 2% of the $20 million. Prior to the consolidation of Shurgard Europe, these fees were recognized in income using the effective interest method over the extended term of the bonds. As of December 31, 2003, $55.3 million of U.S. dollar denominated bonds had been issued to us under this commitment including $6.0 million in additional bonds issued for accrued interest. The terms of the bonds provide that the parties will treat the bonds as an equity investment in Shurgard Europe for federal income tax purposes. The bonds income and fees related to the bonds are included in our consolidated statements of operations in interest income other, net for the period ended December 31, 2003. Shurgard Europe’s interest expense and fees related to this subscription agreement are also included in interest income and other and therefore the impact of interest is eliminated in the consolidated statements of operations as of December 31, 2003.

Note 24—Subsequent Events

On January 23, 2006, we completed the acquisition of 3S-Self-Storage Systems SAS in France a company that operates nine self-storage facilities in various metropolitan areas where we already have operating properties. We will incorporate the management of these properties with our existing portfolio of 39 self-storage centers in France. We completed the acquisition through our 20% owned Second Shurgard subsidiary for total consideration and acquisition costs of approximately $46 million. We financed the acquisition with $20.0 million from draws on Second Shurgard’s credit facility and the remainder with Second Shurgard’s cash from equity contributions.

On February 16, 2006, our board of directors declared a fourth quarter dividend of $0.56 per common share. The dividend totals $26.4 million and was paid on March 13, 2006, to shareholders of record as of March 3, 2006.

Note 25—Reclassifications (Subsequent Event)

Subsequent to the filing of our annual report on Form 10-K on March 20, 2006, in conjunction with the planned merger with Public Storage, Shurgard terminated its plans to sell two domestic storage centers, which were classified as held for sale and reported as discontinued operations at December 31, 2005. Instead, management has determined it will hold such properties for the foreseeable future. Therefore, in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the accompanying consolidated statements of operations have been restated and the net results of operations from these properties have been reclassified to continuing operations from discontinued operations for the years ended December 31, 2005, 2004

SHURGARD STORAGE CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2003. The effect of the reclassification represents a $277,000, or 32%, decrease in our previously reported net loss from continuing operations for the year ended December 31, 2005, and an increase in our previously reported net income from continuing operations of $235,000, or 0.8%, and $166,000, or 0.5%, for the years ended December 31, 2004 and 2003, respectively. As a result of the foregoing, Notes 4, 18, 19, 20 and 21 to the consolidated financial statements for the three years ended December 31, 2005, have been updated. There is no effect on Shurgard’s previously reported net income, financial condition or cash flows.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Ahwatukee	Phoenix	AZ	$—	$721	$2,469	$3,190	$40	$721	$2,509	$3,230	$(677)	1998	1998	360
Arrowhead	Glendale	AZ	—	569	2,600	3,169	58	569	2,658	3,227	(735)	1997	1997	360
Chandler	Chandler	AZ	—	652	2,608	3,260	600	652	3,208	3,860	(1,282)	1986	1986	360
Collonade Mall	Phoenix	AZ	—	—	1,146	1,146	60	—	1,206	1,206	(407)	1998	1997	275
Cooper Road	Gilbert	AZ	—	376	2,398	2,774	59	376	2,457	2,833	(424)	2001	2001	360
Desert Sky	Phoenix	AZ	—	536	2,891	3,427	5	536	2,896	3,432	(452)	2001	2001	360
Dobson Ranch	Mesa	AZ	—	499	1,996	2,495	229	499	2,225	2,724	(767)	1996	1978	360
Houghton	Tucson	AZ	2,289	607	2,536	3,143	349	607	2,885	3,492	(579)	2000	2000	360
Mesa	Mesa	AZ	—	352	1,829	2,181	587	355	2,413	2,768	(1,045)	1987	1985	360
Mill Avenue	Tempe	AZ	—	147	1,799	1,946	105	431	1,620	2,051	(387)	1999	1998	360
Oro Valley	Tucson	AZ	—	561	2,930	3,491	5	561	2,935	3,496	(319)	2003	2003	360
Phoenix	Phoenix	AZ	—	670	2,697	3,367	209	656	2,920	3,576	(1,237)	1985	1984	360
Phoenix East	Phoenix	AZ	—	543	2,189	2,732	429	543	2,618	3,161	(1,097)	1987	1984	360
Scottsdale Air Park	Scottsdale	AZ	—	880	3,694	4,574	97	880	3,791	4,671	(1,129)	1997	1997	360
Scottsdale North	Scottsdale	AZ	—	1,093	4,811	5,904	449	1,093	5,260	6,353	(1,810)	1985	1985	360
Scottsdale South	Scottsdale	AZ	—	410	1,743	2,153	217	410	1,960	2,370	(878)	1985	1976/85	360
Shea	Scottsdale	AZ	—	786	3,165	3,951	283	807	3,427	4,234	(977)	1997	1996	360
Speedway	Tucson	AZ	—	744	2,304	3,048	799	773	3,074	3,847	(763)	1998	1998	360
Tanque Verde	Tucson	AZ	—	578	2,620	3,198	8	578	2,628	3,206	(387)	2002	2002	360
Union Hills	Phoenix	AZ	—	615	2,475	3,090	175	617	2,648	3,265	(691)	1998	1998	360
Val Vista	Gilbert	AZ	—	682	2,805	3,487	1,114	778	3,823	4,601	(766)	1999	1999	360
Warner	Tempe	AZ	—	313	1,352	1,665	280	313	1,632	1,945	(783)	1995	1985	360
Alicia Parkway	Laguna Hills	CA	—	1,729	7,027	8,756	434	1,729	7,461	9,190	(1,834)	1998	1991	360
Aliso Viejo	Aliso Viejo	CA	—	2,218	3,628	5,846	845	2,218	4,473	6,691	(1,455)	1996	1996	360
Antioch	Antioch	CA	3,281	638	4,366	5,004	513	678	4,839	5,517	(834)	2000	2000	360
Blossom Valley	San Jose	CA	—	1,204	4,128	5,332	628	1,212	4,748	5,960	(1,163)	1998	1998	360
Cabot Road	Laguna Niguel	CA	4,180	1,300	6,129	7,429	39	1,300	6,168	7,468	(922)	2001	2000	360
Capitol Expressway	San Jose	CA	—	973	6,181	7,154	(658)	—	6,496	6,496	(1,157)	2000	2000	360
Castro Valley	Castro Valley	CA	—	810	4,010	4,820	318	907	4,231	5,138	(1,422)	1996	1975	360
Castro Valley Business Park	Castro Valley	CA	—	97	390	487	26	97	416	513	(144)	1996	1975	360
Costa Mesa	Costa Mesa	CA	2,407	1,057	2,956	4,013	287	882	3,418	4,300	(725)	1999	1998	360
Culver City	Culver City	CA	—	1,039	4,146	5,185	328	1,039	4,474	5,513	(1,831)	1988	1989	360
Daly City	Daly City	CA	—	1,846	5,438	7,284	901	1,846	6,339	8,185	(2,606)	1995	1989	360
El Cajon	El Cajon	CA	—	1,013	4,113	5,126	737	1,013	4,850	5,863	(2,066)	1986	1977	360
El Cerito	Richmond	CA	—	765	3,055	3,820	316	765	3,371	4,136	(1,348)	1986	1987	360
Huntington Beach	Huntington Beach	CA	—	949	3,794	4,743	522	949	4,316	5,265	(1,715)	1988	1986	360
Kearney—Balboa	San Diego	CA	—	830	3,333	4,163	494	830	3,827	4,657	(1,618)	1986	1984	360
La Habra	La Habra	CA	—	715	2,886	3,601	404	715	3,290	4,005	(1,397)	1986	1979/91	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Livermore	Livermore	CA	—	1,185	4,622	5,807	(6)	1,185	4,616	5,801	(663)	2002	2002	360
Long Beach	Long Beach	CA	—	1,190	6,601	7,791	760	1,190	7,361	8,551	(578)	2003	2003	360
Martinez	Martinez	CA	—	1,012	2,215	3,227	8,334	2,830	8,731	11,561	(1,700)	1995	1987/2004	360
Monterey	Sand City	CA	—	1,274	6,107	7,381	(4)	1,274	6,103	7,377	(736)	2002	2002	360
Mountain View	Mountain View	CA	—	439	1,757	2,196	312	439	2,069	2,508	(864)	1987	1986	360
Natomas	Sacramento	CA	—	1,307	4,604	5,911	22	1,307	4,626	5,933	(349)	2003	2003	360
Newark	Newark	CA	—	855	3,421	4,276	499	855	3,920	4,775	(1,167)	1996	1991	360
Northridge	Northridge	CA	—	2,215	6,250	8,465	1,701	2,215	7,951	10,166	(454)	2004	2004	360
Oakley	Oakley	CA	—	1,570	4,655	6,225	17	1,570	4,672	6,242	(693)	2001	2001	360
Ontario	Ontario	CA	—	512	2,058	2,570	472	512	2,530	3,042	(696)	1996	1984	360
Orange	Orange	CA	—	1,144	4,580	5,724	96	1,144	4,676	5,820	(1,504)	1996	1985	360
Palm Desert	Palm Desert	CA	—	921	5,885	6,806	—	921	5,885	6,806	(105)	2005	2005	360
Palms	Los Angeles	CA	4,839	1,598	6,309	7,907	—	1,598	6,309	7,907	(409)	2003	2001	360
Palo Alto	Palo Alto	CA	—	701	2,805	3,506	596	705	3,397	4,102	(1,279)	1986	1987	360
Pinole	Pinole	CA	—	614	1,023	1,637	1,658	1,006	2,289	3,295	(672)	1995	1988	360
Presidio	San Francisco	CA	—	104	1,137	1,241	—	104	1,137	1,241	(40)	2005	2005	360
Rancho Mirage	Rancho Mirage	CA	—	912	5,313	6,225	1,125	957	6,393	7,350	(288)	2004	2004	360
Rancho San Diego	Rancho San Diego	CA	3,759	1,312	4,874	6,186	—	1,312	4,874	6,186	(519)	2003	2002	360
Sacramento	Sacramento	CA	—	680	2,723	3,403	132	680	2,855	3,535	(916)	1996	1991	360
San Juan Creek	San Juan Capistran	CA	4,693	1,450	5,526	6,976	1,345	1,450	6,871	8,321	(933)	2001	2001	360
San Leandro	San Leandro	CA	—	776	3,105	3,881	156	776	3,261	4,037	(1,080)	1996	1991	360
San Lorenzo	San Lorenzo	CA	—	611	2,447	3,058	212	611	2,659	3,270	(875)	1996	1990	360
Santa Ana	Santa Ana	CA	—	1,467	5,920	7,387	621	1,467	6,541	8,008	(2,704)	1986	1975/86	360
SF-Evans	San Francisco	CA	—	2,073	11,236	13,309	44	2,073	11,280	13,353	(1,155)	2002	2002	360
Solana Beach	Solana Beach	CA	—	—	6,837	6,837	620	—	7,457	7,457	(3,035)	1987	1984	360
South San Francisco	San Francisco	CA	—	721	2,897	3,618	333	721	3,230	3,951	(1,322)	1987	1985	360
Sunnyvale	Sunnyvale	CA	—	1,697	6,541	8,238	5,827	1,697	12,368	14,065	(3,750)	1986	1975/98	360
Tracy	Tracy	CA	—	732	2,928	3,660	279	732	3,207	3,939	(1,035)	1996	1986	360
Tracy II	Tracy	CA	—	840	2,858	3,698	42	826	2,914	3,740	(395)	2002	2000	360
Union City	Hayward	CA	—	287	1,208	1,495	197	287	1,405	1,692	(835)	1985	1985	360
Van Ness	San Francisco	CA	—	5,289	9,001	14,290	530	5,289	9,531	14,820	(1,878)	1999	1999/1934	360
Vista Park-Land Lease	San Jose	CA	—	—	93	93	4	—	97	97	(75)	2001	2000	360
Walnut Creek	Walnut Creek	CA	3,181	630	4,512	5,142	1,317	—	6,459	6,459	(1,430)	1999	1987	327
West Covina	West Covina	CA	3,896	1,470	4,869	6,339	8	1,470	4,877	6,347	(205)	2004	2001	360
Westpark	Irvine	CA	7,382	690	7,478	8,168	5,021	4,190	8,999	13,189	(1,841)	2000	1999	360
Westwood	Los Angeles	CA	—	951	3,797	4,748	4,318	951	8,115	9,066	(2,744)	1986	1988/97	360
Woodland Hills	Woodland Hills	CA	4,889	1,980	8,342	10,322	3	1,980	8,345	10,325	(297)	2004	2003	360
Denver Tech Center	Greenwood Village	CO	—	863	3,296	4,159	25	863	3,321	4,184	(265)	2003	2003	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Highlands Ranch	Highlands Ranch	CO	—	594	2,822	3,416	155	596	2,975	3,571	(121)	2004	2004	360
Kipling & Hampden	Lakewood	CO	—	326	2,472	2,798	8	327	2,479	2,806	(340)	2002	2002	360
Lakewood	Golden	CO	—	528	2,108	2,636	238	528	2,346	2,874	(922)	1986	1985	360
Northglenn	Northglenn	CO	—	531	2,152	2,683	729	531	2,881	3,412	(1,237)	1987	1979	360
Tamarac	Denver	CO	—	194	776	970	225	194	1,001	1,195	(446)	1984	1977	360
Thornton	Denver	CO	—	237	956	1,193	204	235	1,162	1,397	(506)	1984	1984	360
Windermere	Littleton	CO	—	653	2,690	3,343	481	653	3,171	3,824	(1,364)	1984	1977/79	360
Alafaya JV	Orlando	FL	2,791	1,984	3,234	5,218	105	1,984	3,339	5,323	(473)	2002	2002	360
Blue Heron	West Palm Beach	FL	—	1,327	5,490	6,817	236	1,327	5,726	7,053	(2,384)	1987	1975	360
Brandon	Brandon	FL	2,999	973	3,423	4,396	143	989	3,550	4,539	(825)	1999	1999	360
Carrollwood	Tampa	FL	1,480	884	2,705	3,589	579	911	3,257	4,168	(666)	2000	1999	360
Central Parkway	Altamonte Springs	FL	—	1,166	3,972	5,138	—	1,166	3,972	5,138	(95)	2005	1992	360
Colonial Town	Orlando	FL	4,564	1,040	3,439	4,479	269	1,040	3,708	4,748	(565)	2001	2001	360
Davie	Davie	FL	—	1,890	3,021	4,911	3,997	2,633	6,275	8,908	(2,314)	1996	1990	360
Daytona Beach	Daytona Beach	FL	2,902	1,620	3,165	4,785	174	1,651	3,308	4,959	(729)	1999	1999	360
Delray Beach	Delray Beach	FL	—	748	2,993	3,741	347	748	3,340	4,088	(1,114)	1996	1986	360
Eau Gallie	Melbourne	FL	2,607	629	2,718	3,347	139	649	2,837	3,486	(640)	1999	1999	360
Fairbanks	Winter Park	FL	—	1,104	3,329	4,433	165	1,104	3,494	4,598	(411)	2002	2002	360
Hunt Club	Apopka	FL	—	764	3,614	4,378	—	764	3,614	4,378	(328)	2003	2003	360
Hyde Park	Tampa	FL	2,907	1,237	2,773	4,010	1,000	1,243	3,767	5,010	(761)	2000	1999	360
Kirkman	Orlando	FL	—	954	3,151	4,105	—	954	3,151	4,105	(74)	2005	1990	360
Lauderhill	Lauderhill	FL	—	761	3,164	3,925	325	761	3,489	4,250	(1,050)	1997	1986	360
Maguire	Orlando	FL	3,501	954	4,244	5,198	—	954	4,244	5,198	(26)	2005	2005	360
Maitland	Maitland	FL	4,426	74	4,985	5,059	575	106	5,528	5,634	(1,598)	1997	1997	360
Margate	Margate	FL	—	906	3,623	4,529	(9)	906	3,614	4,520	(1,175)	1996	1984	360
McCoy-Wells Fargo NW	Orlando	FL	—	765	3,700	4,465	16	765	3,716	4,481	(542)	2001	2001	360
Military Trail	West Palm Beach	FL	—	1,140	4,564	5,704	222	1,140	4,786	5,926	(1,912)	1987	1981	360
Oakland Park	FT Lauderdale	FL	—	2,443	9,878	12,321	217	2,439	10,099	12,538	(4,073)	1985	1974/78	360
Oldsmar	Oldsmar	FL	2,273	606	2,787	3,393	155	628	2,920	3,548	(516)	2000	2000	360
Ormond Beach	Ormond Beach	FL	2,912	761	3,202	3,963	253	792	3,424	4,216	(739)	1999	1999	360
Oviedo	Oviedo	FL	2,744	527	2,716	3,243	331	535	3,039	3,574	(907)	1997	1997	360
Red Bug	Wintersprings	FL	2,530	856	2,951	3,807	150	825	3,132	3,957	(867)	1997	1997	360
Seminole	Seminole	FL	—	336	1,344	1,680	181	336	1,525	1,861	(654)	1986	1984/85	360
South Orange	Orlando	FL	3,032	715	2,709	3,424	349	741	3,032	3,773	(893)	1997	1997	360
South Semoran	Orlando	FL	2,701	933	3,184	4,117	862	965	4,014	4,979	(1,037)	1997	1997	360
University	Orlando	FL	—	1,140	4,374	5,514	7	1,140	4,381	5,521	(587)	2002	2002	360
Vineland	Orlando	FL	1,896	1,752	1,165	2,917	—	638	2,279	2,917	(522)	1999	1999	360
West Town	Altamonte Springs	FL	2,155	657	3,070	3,727	439	728	3,438	4,166	(843)	1998	1998	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
West Waters	Tampa	FL	2,269	950	3,569	4,519	168	950	3,737	4,687	(650)	2000	2000	360
Ansley Park	Atlanta	GA	—	804	3,255	4,059	3,130	1,301	5,888	7,189	(2,374)	1995	1991	360
Brookhaven	Atlanta	GA	—	1,082	2,223	3,305	2,589	1,568	4,326	5,894	(1,718)	1995	1992	360
Clairmont Road	Atlanta	GA	—	470	1,907	2,377	370	470	2,277	2,747	(723)	1996	1990	360
Decatur	Decatur	GA	—	644	2,719	3,363	2,665	1,111	4,917	6,028	(1,973)	1995	1992	360
Forest Park	Forest Park	GA	—	573	2,293	2,866	201	573	2,494	3,067	(850)	1996	1980	360
Gwinnett Place	Lawrenceville	GA	—	820	2,324	3,144	551	820	2,875	3,695	(948)	1996	1996	360
Holcomb Bridge	Roswell	GA	2,750	917	2,991	3,908	8	920	2,996	3,916	(582)	1999	2000	360
Jones Bridge	Alpharetta	GA	—	676	3,833	4,509	28	630	3,907	4,537	(1,038)	1997	1997	360
Lawrenceville	Lawrenceville	GA	—	858	3,064	3,922	162	858	3,226	4,084	(874)	1997	1997	360
Morgan Falls	Atlanta	GA	—	1,429	5,718	7,147	382	1,429	6,100	7,529	(1,985)	1996	1990	360
Norcross	Norcross	GA	—	562	2,248	2,810	193	562	2,441	3,003	(831)	1996	1984	360
Peachtree	Duluth	GA	—	1,144	4,784	5,928	213	1,144	4,997	6,141	(1,564)	1997	1996	360
Perimeter Center	Atlanta	GA	—	1,458	2,715	4,173	256	1,458	2,971	4,429	(1,030)	1996	1996	360
Roswell	Roswell	GA	—	435	1,743	2,178	289	435	2,032	2,467	(814)	1986	1986	360
Sandy Plains	Marietta	GA	—	1,012	4,066	5,078	449	1,012	4,515	5,527	(1,089)	1998	1998	360
Satellite Blvd	Atlanta	GA	—	670	2,831	3,501	146	670	2,977	3,647	(892)	1997	1994	360
Stone Mountain	Stone Mountain	GA	—	656	2,637	3,293	262	656	2,899	3,555	(961)	1996	1985	360
Tucker	Tucker	GA	—	241	656	897	509	241	1,165	1,406	(390)	1996	1987	360
Alsip	Alsip	IL	—	250	1,001	1,251	1,520	250	2,521	2,771	(824)	1982	1980	360
Berwyn	Berwyn	IL	—	868	5,375	6,243	69	868	5,444	6,312	(694)	2002	2002	360
Bolingbrook	Bolingbrook	IL	—	641	2,631	3,272	571	641	3,202	3,843	(838)	1997	1997	360
Bridgeview	Bridgeview	IL	—	479	1,917	2,396	253	479	2,170	2,649	(890)	1985	1983	360
Chicago Heights	Chicago Heights	IL	—	1,543	3,575	5,118	(5)	1,543	3,570	5,113	(466)	2002	2002	360
Country Club Hills	Country Club Hills	IL	—	777	3,109	3,886	596	781	3,701	4,482	(789)	1999	1999	360
Dolton	Calumet City	IL	—	344	1,489	1,833	1,502	344	2,991	3,335	(1,003)	1982	1979	360
Fox Valley	Aurora	IL	—	927	2,986	3,913	30	932	3,011	3,943	(815)	1998	1998	360
Fullerton	Chicago	IL	—	3,325	6,965	10,290	98	3,325	7,063	10,388	(614)	2003	2003	360
Glenview West	Glenview	IL	—	1,003	3,878	4,881	25	1,003	3,903	4,906	(388)	2003	2003	360
Hillside	Hillside	IL	—	261	1,043	1,304	308	261	1,351	1,612	(516)	1988	1988	360
Lincolnwood	Lincolnwood	IL	—	818	4,356	5,174	5	818	4,361	5,179	(680)	2001	2001	360
Lisle	Lisle	IL	—	575	2,335	2,910	304	576	2,638	3,214	(1,073)	1986	1976/86	360
Lombard	Lombard	IL	—	392	1,566	1,958	269	239	1,988	2,227	(836)	1982	1980	360
Niles	Niles	IL	—	1,449	3,935	5,384	161	1,449	4,096	5,545	(524)	2002	2002	360
Oak Forest	Orland Park	IL	—	704	1,869	2,573	1,493	704	3,362	4,066	(1,206)	1995	1991	360
Palatine	Palatine	IL	2,134	413	2,213	2,626	1,146	453	3,319	3,772	(582)	2000	2000	360
River West	Chicago	IL	—	1,187	5,116	6,303	333	1,187	5,449	6,636	(426)	2003	2003	360
Rolling Meadows	Rolling Meadows	IL	—	384	1,587	1,971	550	384	2,137	2,521	(812)	1982	1980	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Schaumburg	Schaumburg	IL	—	443	1,808	2,251	501	429	2,323	2,752	(887)	1982	1980	360
Schaumburg South	Schaumburg	IL	—	490	3,231	3,721	1,531	921	4,331	5,252	(911)	1999	1999	360
Wheaton	Wheaton	IL	—	247	4,190	4,437	80	221	4,296	4,517	(744)	2002	2001	360
Willowbrook	Willowbrook	IL	—	412	1,650	2,062	433	412	2,083	2,495	(820)	1986	1979/82	360
Carmel	Carmel	IN	—	404	2,560	2,964	24	404	2,584	2,988	(899)	1996	1996	360
Castleton	Indianapolis	IN	—	494	1,969	2,463	189	522	2,130	2,652	(609)	1998	1988	360
College Park	Indianapolis	IN	—	694	2,777	3,471	778	694	3,555	4,249	(1,388)	1986	1984	360
Downtown Indy	Indianapolis	IN	2,792	947	3,393	4,340	(17)	1,286	3,037	4,323	(637)	2004	2000	360
Eagle Creek	Indianapolis	IN	—	802	2,646	3,448	76	802	2,722	3,524	(733)	1998	1998	360
East 62nd Street	Indianapolis	IN	—	376	1,629	2,005	—	376	1,629	2,005	(221)	2002	1999	360
East Washington St.	Indianapolis	IN	2,136	399	2,583	2,982	20	412	2,590	3,002	(539)	1999	1999	360
Fishers	Fishers	IN	—	827	3,394	4,221	424	827	3,818	4,645	(1,089)	1997	1987	360
Geist	Fishers	IN	—	547	2,356	2,903	5	547	2,361	2,908	(328)	2002	1999	360
Georgetown	Indianapolis	IN	—	461	2,143	2,604	432	461	2,575	3,036	(804)	1996	1996	360
Glendale	Indianapolis	IN	—	520	2,077	2,597	210	520	2,287	2,807	(949)	1986	1985	360
North Greenwood	Indianapolis	IN	—	—	2,600	2,600	65	—	2,665	2,665	(684)	1998	1998	360
Speedway—IN	Indianapolis	IN	—	472	2,094	2,566	177	452	2,291	2,743	(291)	2002	2002	360
Annapolis	Annapolis	MD	—	—	3,432	3,432	90	—	3,522	3,522	(917)	1998	1998	360
Briggs Chaney	Silver Springs	MD	—	430	1,727	2,157	187	430	1,914	2,344	(757)	1994	1987	360
Clinton	Clinton	MD	—	303	1,213	1,516	2,106	650	2,972	3,622	(927)	1986	1985	360
Crofton	Gambrills	MD	—	376	1,516	1,892	161	376	1,677	2,053	(674)	1988	1985	360
Frederick Road	Frederick	MD	—	206	826	1,032	154	206	980	1,186	(409)	1994	1987	360
Gaithersburg	Gaithersburg	MD	—	614	2,465	3,079	1,634	614	4,099	4,713	(1,493)	1994	1986	360
Germantown	Germantown	MD	—	552	2,218	2,770	231	552	2,449	3,001	(942)	1994	1988	360
Laurel	Laurel	MD	—	391	1,570	1,961	298	391	1,868	2,259	(752)	1988	1984	360
Oxon Hill	FT Washington	MD	—	349	1,401	1,750	192	349	1,593	1,942	(608)	1994	1987	360
Reisterstown	Owing Mills	MD	—	586	1,177	1,763	176	586	1,353	1,939	(178)	2002	1992	360
Suitland	Suitland	MD	—	660	2,638	3,298	246	660	2,884	3,544	(1,171)	1987	1985	360
Ann Arbor	Ann Arbor	MI	—	424	1,695	2,119	295	424	1,990	2,414	(878)	1988	1977	360
Auburn Hills	Auburn Hills	MI	—	565	2,798	3,363	198	565	2,996	3,561	(475)	2002	2001	360
Canton	Canton	MI	—	433	1,797	2,230	447	433	2,244	2,677	(789)	1988	1986	360
Canton South	Canton	MI	2,591	842	2,308	3,150	803	852	3,101	3,953	(557)	2000	2000	360
Clinton Township	Clinton Township	MI	—	754	3,195	3,949	267	772	3,444	4,216	(794)	1999	1999	360
Dearborn	Dearborn	MI	—	1,773	2,694	4,467	—	1,773	2,694	4,467	(238)	2003	2003	360
Farmington Hills (O’Brien)	Farmington Hills	MI	—	1,361	3,597	4,958	6	1,361	3,603	4,964	(234)	2004	2004	360
Flint South	Flint	MI	—	615	1,738	2,353	273	615	2,011	2,626	(301)	2001	1983	360
Fraser	Fraser	MI	—	627	2,599	3,226	290	627	2,889	3,516	(917)	1988	1985	360
Jackson	Jackson	MI	—	317	1,282	1,599	(376)	309	914	1,223	(4)	1997	1978	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Lansing	Lansing	MI	—	124	500	624	(184)	124	316	440	(2)	1983	1978/79	360
Livonia	Livonia	MI	—	636	2,634	3,270	532	636	3,166	3,802	(944)	1988	1985	360
Madison Heights	Madison Height	MI	—	487	2,099	2,586	772	487	2,871	3,358	(951)	1995	1977	360
Mt. Clemens	Mt. Clemens	MI	1,856	935	2,614	3,549	(130)	935	2,484	3,419	(390)	2001	2001	360
Plymouth	Canton Township	MI	—	348	1,436	1,784	1,295	348	2,731	3,079	(970)	1985	1979	360
Rochester	Shelby Township	MI	—	610	2,445	3,055	201	610	2,646	3,256	(880)	1996	1989	360
Rochester Hills	Rochester Hills	MI	—	970	3,929	4,899	84	970	4,013	4,983	(613)	2001	2001	360
Roseville	Roseville	MI	—	931	3,295	4,226	2	931	3,297	4,228	(235)	2003	2003	360
Southfield	Southfield	MI	—	702	2,824	3,526	721	702	3,545	4,247	(1,326)	1983	1976	360
Southfield at Telegraph	Southfield	MI	—	702	2,824	3,526	2,461	1,333	4,654	5,987	(579)	2002	2002	360
Sterling Heights	Sterling Heights	MI	—	919	3,692	4,611	174	919	3,866	4,785	(1,283)	1996	1986	360
Taylor	Taylor	MI	—	632	2,094	2,726	1,586	632	3,680	4,312	(1,311)	1995	1980	360
Troy—Maple	Troy	MI	—	556	2,243	2,799	3,359	1,987	4,171	6,158	(1,451)	1981	1975/77	360
Troy—Oakland Mall	Troy	MI	—	642	2,604	3,246	762	642	3,366	4,008	(1,313)	1983	1979	360
Walled Lake	Walled Lake	MI	—	359	1,437	1,796	564	359	2,001	2,360	(796)	1985	1984	360
Warren	Warren	MI	—	683	2,831	3,514	1,376	815	4,075	4,890	(1,110)	1988	1985	360
Westland	Westland	MI	—	617	3,607	4,224	—	617	3,607	4,224	(363)	2003	2003	360
Anoka	Anoka	MN	—	368	1,714	2,082	125	368	1,839	2,207	(166)	2003	1986	360
Apple Valley	Apple Valley	MN	—	633	3,103	3,736	44	633	3,147	3,780	(272)	2003	2001	360
Brooklyn Park	Brooklyn Park	MN	—	1,226	3,195	4,421	232	1,226	3,427	4,653	(283)	2003	1986	360
Burnsville	Burnsville	MN	—	661	3,074	3,735	40	661	3,114	3,775	(276)	2003	1999	360
Chanhassen	Chanhassen	MN	—	774	4,343	5,117	79	774	4,422	5,196	(389)	2003	1988/2000	360
Coon Rapids	Coon Rapids	MN	—	971	4,161	5,132	133	971	4,294	5,265	(366)	2003	1986/1997	360
Eden Prairie East	Eden Prairie	MN	—	1,182	4,894	6,076	162	1,182	5,056	6,238	(432)	2003	1978/1992	360
Eden Prairie West	Eden Prairie	MN	—	913	5,151	6,064	189	913	5,340	6,253	(439)	2003	1988/1997	360
Edina	Edina	MN	—	1,316	5,627	6,943	63	1,316	5,690	7,006	(475)	2003	1998	360
Hopkins	Hopkins	MN	—	829	2,522	3,351	60	829	2,582	3,411	(219)	2003	1989/1995	360
Little Canada	Little Canada	MN	—	1,233	8,182	9,415	410	1,233	8,592	9,825	(708)	2003	1982/1997	360
Maple Grove	Maple Grove	MN	—	653	2,199	2,852	39	653	2,238	2,891	(194)	2003	1996	360
Minnetonka	Minnetonka	MN	—	631	3,089	3,720	327	631	3,416	4,047	(267)	2003	1994	360
Plymouth 169	Plymouth	MN	—	534	1,175	1,709	20	534	1,195	1,729	(106)	2003	1972	360
Plymouth 494	Plymouth	MN	—	1,364	4,025	5,389	(5)	1,364	4,020	5,384	(344)	2003	1978	360
Plymouth West	Plymouth	MN	—	813	3,346	4,159	48	813	3,394	4,207	(286)	2003	2001	360
Richfield	Richfield	MN	—	1,298	5,458	6,756	18	1,298	5,476	6,774	(485)	2003	1983	360
Shorewood	Shorewood	MN	—	1,039	5,793	6,832	158	1,039	5,951	6,990	(510)	2003	1984/1998	360
Woodbury	Woodbury	MN	—	1,097	4,467	5,564	30	1,097	4,497	5,594	(393)	2003	2000	360
Southhaven	Hornlake	MS	1,761	814	1,863	2,677	1,007	835	2,849	3,684	(614)	1998	1998/2004	360
Albermarle	Charlotte	NC	3,308	707	3,960	4,667	149	707	4,109	4,816	(517)	2002	1984	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Amity Ct	Charlotte	NC	1,842	433	2,054	2,487	57	459	2,085	2,544	(280)	2002	1993	360
Arrowood	Charlotte	NC	2,597	1,155	2,541	3,696	212	1,218	2,690	3,908	(363)	2002	1992	360
Atlantic Avenue	Raleigh	NC	—	1,424	4,058	5,482	—	1,424	4,058	5,482	(96)	2005	1997	360
Capital Boulevard	Raleigh	NC	—	342	1,376	1,718	1,308	339	2,687	3,026	(798)	1994	1984	360
Cary	Cary	NC	—	714	2,860	3,574	1,843	714	4,703	5,417	(1,224)	1994	1984	360
Clayton	Clayton	NC	—	764	2,344	3,108	473	807	2,774	3,581	(305)	2002	1999	360
Concord	Concord	NC	1,897	665	1,949	2,614	110	703	2,021	2,724	(260)	2002	1995	360
Cone Blvd	Greensboro	NC	1,070	599	3,024	3,623	507	651	3,479	4,130	(419)	2002	2000	360
COTT	Matthews	NC	857	237	1,210	1,447	49	273	1,223	1,496	(155)	2002	1989	360
Country Club	Winston Salem	NC	—	757	3,198	3,955	1,355	803	4,507	5,310	(411)	2002	2000	360
Creedmoor	Raleigh	NC	—	807	3,178	3,985	15	807	3,193	4,000	(858)	1997	1997	360
Eastland	Charlotte	NC	2,228	536	3,209	3,745	144	536	3,353	3,889	(416)	2002	1983	360
English Rd	High Point	NC	—	602	2,020	2,622	433	636	2,419	3,055	(285)	2002	2000	360
Friendly Avenue	Greensboro	NC	—	657	3,175	3,832	—	657	3,175	3,832	(77)	2005	1997	360
Garner	Garner	NC	—	204	818	1,022	188	250	960	1,210	(392)	1994	1987	360
Gastonia	Gastonia	NC	2,200	881	2,138	3,019	—	881	2,138	3,019	(75)	2005	2005	360
Glenwood	Raleigh	NC	—	266	1,066	1,332	139	266	1,205	1,471	(509)	1994	1983	360
Glenwood Avenue	Raleigh	NC	—	1,214	2,975	4,189	—	1,214	2,975	4,189	(71)	2005	1997	360
Hickory	Hickory	NC	4,317	892	2,885	3,777	3,770	1,410	6,137	7,547	(773)	2002	1986	360
Lexington NC	Lexington	NC	1,046	430	1,315	1,745	83	425	1,403	1,828	(188)	2002	1987	360
Matthews	Matthews	NC	1,733	775	4,709	5,484	26	743	4,767	5,510	(603)	2002	1981	360
Monroe	Monroe	NC	2,125	506	2,628	3,134	10	506	2,638	3,144	(369)	2002	1985	360
Morrisville	Morrisville	NC	—	409	1,640	2,049	144	409	1,784	2,193	(725)	1994	1988	360
N. Tryon	Charlotte	NC	1,974	873	2,175	3,048	125	873	2,300	3,173	(309)	2002	1987	360
Park Rd	Charlotte	NC	—	1,014	3,337	4,351	2	1,014	3,339	4,353	(428)	2002	1998	360
Pavilion	Charlotte	NC	1,487	1,320	1,969	3,289	61	1,298	2,052	3,350	(254)	2002	1997	360
Pineville	Pineville	NC	9,168	2,334	4,764	7,098	151	2,334	4,915	7,249	(652)	2002	1983	360
Poole Road	Raleigh	NC	—	1,123	1,266	2,389	—	1,123	1,266	2,389	(31)	2005	1998	360
Randleman	Greensboro	NC	1,950	1,094	2,314	3,408	9	1,094	2,323	3,417	(293)	2002	1998	360
Rockingham	Rockingham	NC	774	157	1,564	1,721	20	157	1,584	1,741	(209)	2002	1996	360
Salisbury	Salisbury	NC	3,188	155	4,617	4,772	97	155	4,714	4,869	(579)	2002	1986	360
Silas Creek	Winston Salem	NC	—	1,640	2,311	3,951	1,035	1,691	3,295	4,986	(381)	2002	2000	360
South Boulevard	Charlotte	NC	4,794	2,180	3,926	6,106	36	2,180	3,962	6,142	(221)	2004	1996	360
South Raleigh	Raleigh	NC	—	792	610	1,402	—	792	610	1,402	(15)	2005	1997	360
Stallings	Matthews	NC	2,068	747	1,689	2,436	535	786	2,185	2,971	(317)	2002	1995	360
Wake Forest	Wake Forest	NC	713	851	1,484	2,335	500	901	1,934	2,835	(237)	2002	1998	360
Weddington	Waxhaw	NC	2,386	642	2,345	2,987	71	706	2,352	3,058	(293)	2002	1999	360
Wendover	Charlotte	NC	—	1,736	6,402	8,138	—	1,736	6,402	8,138	(151)	2005	2003	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Wilkinson	Charlotte	NC	1,968	548	2,777	3,325	115	548	2,892	3,440	(363)	2002	1986	360
Winston	Winston Salem	NC	1,171	354	1,441	1,795	252	328	1,719	2,047	(232)	2002	1985	360
Bricktown	Bricktown	NJ	3,699	1,398	2,640	4,038	2,423	1,957	4,504	6,461	(749)	2004	2000	360
Marlboro	Morganville	NJ	—	1,320	4,963	6,283	75	1,320	5,038	6,358	(814)	2001	2001	360
Marlton	Marlton	NJ	—	842	4,643	5,485	77	842	4,720	5,562	(421)	2003	2003	360
Old Bridge	Matawan	NJ	—	767	2,301	3,068	2,185	767	4,486	5,253	(1,479)	1987	1987/2000	360
Rockaway (dover)	Dover	NJ	—	2,038	3,983	6,021	38	2,038	4,021	6,059	(421)	2003	2003	360
Voorhees	Voorhees	NJ	—	1,121	4,268	5,389	(60)	1,121	4,208	5,329	(674)	2001	2001	360
West Paterson	West Paterson	NJ	—	1,944	6,367	8,311	66	1,944	6,433	8,377	(399)	2004	2004	360
Bethpage	Bethpage	NY	6,475	2,370	6,209	8,579	2,674	3,417	7,836	11,253	(1,211)	2004	2000	360
Commack	Commack	NY	6,140	3,461	6,203	9,664	212	3,461	6,415	9,876	(1,430)	1999	1999	360
Gold Street	Brooklyn	NY	—	1,194	4,821	6,015	1,622	1,194	6,443	7,637	(2,590)	1986	1940	360
Great Neck	Great Neck	NY	2,047	436	2,632	3,068	320	438	2,950	3,388	(569)	1999	1929/2000	360
Hempstead	Hempstead	NY	4,420	1,902	4,572	6,474	1,450	2,599	5,325	7,924	(969)	2004	2000	360
Melville	Melville	NY	—	1,099	3,897	4,996	3,739	1,099	7,636	8,735	(1,595)	1998	1998	360
Nesconset	Nesconset	NY	3,048	1,072	2,919	3,991	665	1,074	3,582	4,656	(678)	2000	2000	360
Northern Boulevard	Long Island	NY	—	1,244	5,039	6,283	1,119	1,244	6,158	7,402	(2,561)	1987	1940	360
Utica Avenue	Brooklyn	NY	—	830	3,556	4,386	653	830	4,209	5,039	(1,728)	1986	1964	360
Van Dam Street	Long Island	NY	—	760	3,189	3,949	540	760	3,729	4,489	(1,621)	1986	1925	360
Yonkers	Yonkers	NY	—	913	3,936	4,849	739	913	4,675	5,588	(2,008)	1986	1928	360
16th & Sandy	Portland	OR	—	231	938	1,169	1,521	492	2,198	2,690	(700)	1995	1973	360
Allen Boulevard	Beaverton	OR	—	525	2,101	2,626	121	525	2,222	2,747	(734)	1996	1973	360
Barbur Boulevard	Portland	OR	—	337	3,411	3,748	2,612	790	5,570	6,360	(2,157)	1995	1993	360
Beaverton	Beaverton	OR	—	216	4,201	4,417	—	216	4,201	4,417	(161)	1985	2005	360
Denney Road	Beaverton	OR	—	593	2,380	2,973	271	593	2,651	3,244	(1,070)	1989	1988	360
Division	Portland	OR	—	352	1,395	1,747	2,708	809	3,646	4,455	(1,320)	1996	1992	360
Gresham	Gresham	OR	—	744	2,442	3,186	122	744	2,564	3,308	(864)	1996	1996	360
Hillsboro	Hillsboro	OR	—	720	2,992	3,712	185	720	3,177	3,897	(1,047)	1996	1996	360
King City / Tigard	Tigard	OR	—	511	2,051	2,562	228	511	2,279	2,790	(929)	1987	1986	360
Liberty Road	Salem	OR	—	524	1,280	1,804	3,971	889	4,886	5,775	(1,245)	1995	1993	360
Milwaukie	Milwaukie	OR	—	583	2,005	2,588	3,290	1,161	4,717	5,878	(1,687)	1996	1990	360
Oregon City	Oregon City	OR	—	321	1,613	1,934	2,088	715	3,307	4,022	(1,334)	1995	1992	360
Portland	Portland	OR	—	382	1,530	1,912	160	382	1,690	2,072	(694)	1988	1988	360
Salem	Salem	OR	—	574	2,294	2,868	519	574	2,813	3,387	(1,172)	1983	1979/81	360
Airport	Philadelphia	PA	—	799	3,194	3,993	731	799	3,925	4,724	(1,509)	1986	1985	360
Edgemont	Newton Square	PA	—	497	3,070	3,567	2,761	949	5,379	6,328	(2,075)	1995	1992	360
Jenkintown	Jenkintown	PA	—	1	2,247	2,248	115	—	2,363	2,363	(128)	2004	2004	360
Oxford Valley	Fairless Hills	PA	—	1,197	4,174	5,371	84	1,197	4,258	5,455	(558)	2002	2002	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Painters Crossing	Glen Mills	PA	—	513	2,868	3,381	9	511	2,879	3,390	(765)	1998	1998	360
Valley Forge	Berwyn	PA	—	331	2,816	3,147	594	—	3,741	3,741	(416)	2002	2002	360
Westchester	West Chester	PA	—	—	4,197	4,197	578	—	4,775	4,775	(1,931)	1986	1980	360
Ashley River	Charleston	SC	—	851	3,880	4,731	5	910	3,826	4,736	(483)	2002	1999	360
Ballantyne	Fort Mill	SC	—	640	1,976	2,616	638	681	2,573	3,254	(286)	2002	1998	360
Charleston	Ladson	SC	1,892	403	3,063	3,466	505	467	3,504	3,971	(427)	2002	1999	360
Dave Lyle	Rock Hill	SC	—	487	2,483	2,970	417	533	2,854	3,387	(341)	2002	2000	360
Florence	Florence	SC	2,653	584	3,841	4,425	213	584	4,054	4,638	(483)	2002	1985	360
Garners Ferry	Columbia	SC	2,338	1,026	2,361	3,387	44	1,026	2,405	3,431	(309)	2002	1988	360
Greenville	Greenville	SC	1,794	330	1,557	1,887	33	330	1,590	1,920	(235)	2002	1987	360
James Island (Folly Road)	Charleston	SC	—	605	2,372	2,977	—	605	2,372	2,977	(190)	2003	2003	360
Rock Hill	Rock Hill	SC	2,181	415	1,867	2,282	381	451	2,212	2,663	(284)	2002	1998	360
Rosewood (Morningstar)	Columbia	SC	—	363	3,549	3,912	11	363	3,560	3,923	(256)	2002	2004	360
Shriners	Greenville	SC	1,968	431	2,324	2,755	73	460	2,368	2,828	(314)	2002	1998	360
Spartanburg	Spartanburg	SC	472	212	1,065	1,277	102	212	1,167	1,379	(156)	2002	1986	360
Sumter	Sumter	SC	1,142	268	1,657	1,925	72	253	1,744	1,997	(225)	2002	1986	360
Sunset	Lexington	SC	—	535	2,299	2,834	443	400	2,877	3,277	(331)	2002	1999	360
Woodruff	Greenville	SC	1,866	1,082	1,390	2,472	208	1,078	1,602	2,680	(216)	2002	1996	360
Franklin	Franklin	TN	2,245	569	2,057	2,626	140	584	2,182	2,766	(796)	1995	1995	360
Hermitage	Hermitage	TN	2,259	157	2,445	2,602	597	327	2,872	3,199	(1,325)	1995	1995	360
Hickory Hollow	Antioch	TN	1,686	743	2,337	3,080	318	758	2,640	3,398	(777)	1997	1997	360
Medical Center—TN	Nashville	TN	1,738	236	2,251	2,487	126	246	2,367	2,613	(909)	1995	1995	360
Rivergate	Madison	TN	2,913	760	1,958	2,718	870	776	2,812	3,588	(854)	1996	1996	360
South Main	Memphis	TN	585	465	1,480	1,945	(329)	352	1,264	1,616	(312)	2000	2000	360
Stones River	Murfreesboro	TN	2,175	373	1,879	2,252	584	399	2,437	2,836	(661)	1998	1998	360
Sycamore View	Memphis	TN	1,161	340	1,460	1,800	1,360	364	2,796	3,160	(716)	1998	1998	360
Winchester	Memphis	TN	1,897	620	2,655	3,275	277	642	2,910	3,552	(807)	1998	1998	360
Wolfchase	Memphis	TN	1,564	760	1,881	2,641	630	781	2,490	3,271	(760)	1997	1997	360
Audelia II	Richardson	TX	—	689	2,286	2,975	(5)	689	2,281	2,970	(339)	2002	2002	360
Bandera Road	San Antonio	TX	—	468	1,873	2,341	155	468	2,028	2,496	(867)	1988	1981	360
Bedford	Bedford	TX	—	408	1,678	2,086	174	408	1,852	2,260	(800)	1985	1984	360
Bee Caves Road	Austin	TX	—	608	3,609	4,217	1,305	1,207	4,315	5,522	(944)	1999	1999	360
Beltline	Irving	TX	—	414	1,671	2,085	476	414	2,147	2,561	(953)	1989	1985/86	360
Blanco Road	San Antonio	TX	—	801	3,235	4,036	160	801	3,395	4,196	(1,436)	1988	1989/91	360
Champions	Houston	TX	—	515	2,775	3,290	261	484	3,067	3,551	(782)	1998	1998	360
Cinco Ranch	Katy	TX	—	1,751	1,336	3,087	108	523	2,672	3,195	(630)	1999	1998	360
City Place	Dallas	TX	—	1,045	3,314	4,359	464	1,118	3,705	4,823	(846)	1999	1999	360
East Lamar	Arlington	TX	—	742	1,863	2,605	592	742	2,455	3,197	(767)	1996	1996	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Federal Road	Houston	TX	—	552	2,223	2,775	208	552	2,431	2,983	(1,039)	1988	1988	360
First Colony	Missouri City	TX	—	447	2,175	2,622	36	427	2,231	2,658	(431)	2000	1994	360
Forum 303	Arlington	TX	—	273	1,100	1,373	182	273	1,282	1,555	(565)	1986	1984	360
Fredericksburg Road	San Antonio	TX	—	645	2,596	3,241	439	645	3,035	3,680	(1,254)	1987	1978/82	360
Greenville Avenue	Dallas	TX	—	768	3,104	3,872	817	1,375	3,314	4,689	(922)	1998	1998	360
Helotes	Helotes	TX	1,816	481	2,277	2,758	41	493	2,306	2,799	(453)	2000	2000	360
Henderson Pass	San Antonio	TX	—	562	2,348	2,910	933	1,386	2,457	3,843	(670)	1998	1995	360
Henderson Street	Fort Worth	TX	—	318	3,137	3,455	966	338	4,083	4,421	(884)	1999	1999	360
Highway 26	Hurst	TX	—	517	2,761	3,278	(1)	527	2,750	3,277	(468)	2001	2001	360
Highway 78	San Antonio	TX	—	392	1,550	1,942	229	392	1,779	2,171	(480)	1998	1997	360
Hill Country Village	San Antonio	TX	—	679	2,731	3,410	200	679	2,931	3,610	(1,237)	1985	1982	360
Hillcroft	Houston	TX	—	—	3,645	3,645	101	—	3,746	3,746	(1,548)	1991	1988	360
Hurst	Hurst	TX	—	363	1,492	1,855	154	363	1,646	2,009	(677)	1987	1974	360
Imperial Valley	Houston	TX	—	461	1,856	2,317	224	461	2,080	2,541	(887)	1988	1987	360
Irving	Irving	TX	—	180	734	914	813	314	1,413	1,727	(592)	1985	1975/84	360
Kingwood	Kingwood	TX	—	525	2,097	2,622	813	511	2,924	3,435	(1,128)	1988	1988	360
Lakeline	Austin	TX	—	737	3,412	4,149	(24)	748	3,377	4,125	(596)	2001	2001	360
Las Colinas	Irving	TX	2,326	478	2,717	3,195	461	491	3,165	3,656	(591)	2000	2000	360
Lewisville	Lewisville	TX	—	434	2,521	2,955	31	434	2,552	2,986	(810)	1997	1997	360
MacArthur	Irving	TX	—	180	734	914	1,241	359	1,796	2,155	(838)	1985	1975/84	360
Macarthur Crossing	Irving	TX	—	746	2,577	3,323	404	746	2,981	3,727	(1,023)	1996	1996	360
Medical Center (TX)	Houston	TX	—	737	2,950	3,687	336	737	3,286	4,023	(1,500)	1989	1989	360
Medical Center SA	San Antonio	TX	2,165	660	2,683	3,343	149	667	2,825	3,492	(544)	2000	2000	360
Mission Bend	Houston	TX	—	653	2,218	2,871	560	653	2,778	3,431	(937)	1995	1995	360
Nacogdoches	San Antonio	TX	—	363	1,565	1,928	1,561	381	3,108	3,489	(773)	1998	1996	360
North Austin	Austin	TX	—	609	1,331	1,940	25	609	1,356	1,965	(62)	1986	2004	360
North Carrollton	Carrollton	TX	—	627	2,739	3,366	38	627	2,777	3,404	(575)	2000	1999	360
North Park	Kingwood	TX	—	570	2,163	2,733	79	549	2,263	2,812	(432)	2000	1996	360
Oak Farms	Houston	TX	—	2,603	2,730	5,333	986	2,652	3,667	6,319	(827)	1999	1999	360
Oak Hills	Austin	TX	2,491	149	3,568	3,717	21	—	3,738	3,738	(840)	1999	1999	360
Oltorf	Austin	TX	—	609	4,399	5,008	2	609	4,401	5,010	(593)	2002	2002	360
Olympia	Missouri City	TX	2,247	489	2,912	3,401	24	505	2,920	3,425	(550)	2000	2000	360
Park Cities East	Dallas	TX	—	1,017	2,686	3,703	329	1,017	3,015	4,032	(1,054)	1995	1995	360
Parker Road	Plano	TX	—	809	2,133	2,942	49	809	2,182	2,991	(765)	1995	1995	360
Preston Road	Dallas	TX	—	703	2,702	3,405	118	697	2,826	3,523	(888)	1997	1997	360
River Oaks	Houston	TX	—	987	2,565	3,552	5,018	1,738	6,832	8,570	(2,657)	1996	1989	360
Round Rock	Round Rock	TX	—	386	1,641	2,027	162	386	1,803	2,189	(589)	1997	1995	360
San Antonio NE	San Antonio	TX	—	406	1,630	2,036	159	406	1,789	2,195	(758)	1985	1982	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Shavano Park	San Antonio	TX	—	566	2,887	3,453	(6)	565	2,882	3,447	(440)	2001	2001	360
Slaughter Lane	Austin	TX	—	592	2,428	3,020	340	592	2,768	3,360	(866)	1997	1994	360
South Cooper	Arlington	TX	—	632	2,305	2,937	335	632	2,640	3,272	(867)	1996	1996	360
South Main—TX	Houston	TX	—	404	1,039	1,443	184	392	1,235	1,627	(284)	2000	1999	360
Southlake	Southlake	TX	—	670	2,738	3,408	429	670	3,167	3,837	(801)	1998	1998	360
Sugarland	Sugarland	TX	—	761	2,991	3,752	191	761	3,182	3,943	(1,309)	1988	1987	360
T.C. Jester	Houston	TX	—	903	3,613	4,516	491	903	4,104	5,007	(1,304)	1996	1990	360
The Quarry	San Antonio	TX	—	1,316	2,817	4,133	164	488	3,809	4,297	(919)	1999	1999	360
Thousand Oaks	San Antonio	TX	—	421	1,683	2,104	158	421	1,841	2,262	(771)	1986	1987	360
Universal City	Universal City	TX	—	169	593	762	1,098	169	1,691	1,860	(690)	1995	1985	360
Valley Ranch	Coppell	TX	—	791	3,210	4,001	240	791	3,450	4,241	(1,064)	1997	1995	360
West University	Houston	TX	—	1,121	4,484	5,605	205	1,121	4,689	5,810	(1,942)	1989	1988	360
Westchase	Houston	TX	—	250	2,756	3,006	16	351	2,671	3,022	(520)	2000	1998	360
Westheimer	Houston	TX	—	611	2,470	3,081	92	611	2,562	3,173	(1,040)	1986	1977	360
Windcrest	San Antonio	TX	—	626	2,535	3,161	510	626	3,045	3,671	(995)	1996	1975	360
Woodforest	Houston	TX	—	538	1,870	2,408	438	538	2,308	2,846	(732)	1996	1996	360
Woodlands	Spring	TX	—	737	2,948	3,685	405	737	3,353	4,090	(1,374)	1988	1988	360
Bayside	Virginia Beach	VA	—	236	943	1,179	358	236	1,301	1,537	(500)	1988	1984	360
Burke	Fairfax	VA	—	634	2,539	3,173	233	634	2,772	3,406	(878)	1996	1984	360
Burke Centre	Burke	VA	—	1,035	4,778	5,813	274	1,035	5,052	6,087	(700)	2001	1983	360
Cedar Road	Chesapeake	VA	—	295	1,184	1,479	268	295	1,452	1,747	(547)	1994	1989	360
Charlottesville	Charlottesville	VA	—	305	1,225	1,530	150	305	1,375	1,680	(583)	1994	1984	360
Chesapeake	Chesapeake	VA	—	454	1,821	2,275	110	454	1,931	2,385	(639)	1996	1986	360
Crater Road	Petersburg	VA	—	224	898	1,122	120	224	1,018	1,242	(416)	1994	1987	360
Dale City	Dale City	VA	—	346	1,388	1,734	514	346	1,902	2,248	(711)	1994	1986	360
Fairfax	Fairfax	VA	—	1,136	4,555	5,691	2,542	1,414	6,819	8,233	(2,636)	1986	1980	360
Falls Church	Falls Church	VA	—	1,413	5,661	7,074	1,685	1,413	7,346	8,759	(2,477)	1987	1988	360
Fordson	Alexandria	VA	—	324	3,114	3,438	95	324	3,209	3,533	(452)	2002	1984	360
Fullerton	Springfield	VA	—	1,139	4,346	5,485	128	1,139	4,474	5,613	(657)	2001	1983	360
Gainesville	Gainesville	VA	—	245	983	1,228	196	245	1,179	1,424	(489)	1994	1988	360
Herndon	Herndon	VA	—	582	2,334	2,916	576	582	2,910	3,492	(1,142)	1988	1985	360
Holland Road	Virginia Beach	VA	—	204	818	1,022	207	204	1,025	1,229	(443)	1994	1985	360
Jefferson Davis Hwy	Richmond	VA	—	306	1,226	1,532	127	306	1,353	1,659	(552)	1994	1990	360
Kempsville	Virginia Beach	VA	—	279	1,116	1,395	170	279	1,286	1,565	(512)	1989	1985	360
Laskin Road	Virginia Beach	VA	—	305	1,225	1,530	181	305	1,406	1,711	(588)	1994	1984	360
Leesburg	Leesburg	VA	—	541	2,174	2,715	97	541	2,271	2,812	(742)	1996	1986	360
Manassas East	Manassas	VA	—	339	1,406	1,745	28	339	1,434	1,773	(596)	2004	N/A	360
Manassas West/East	Manassas	VA	—	315	1,221	1,536	738	315	1,959	2,274	(767)	1988	1984	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
McLean	McLean	VA	—	—	1,839	1,839	1,799	—	3,638	3,638	(1,599)	1997	1997	225
Merrifield	Fairfax	VA	—	3,184	3,966	7,150	918	3,192	4,876	8,068	(1,006)	1999	1999	360
Midlothian Turnpike	Richmond	VA	—	646	2,591	3,237	85	582	2,740	3,322	(902)	1996	1984	360
Newport News North	Newport News	VA	—	574	2,301	2,875	393	574	2,694	3,268	(857)	1996	1986	360
Newport News South	Newport News	VA	—	496	2,014	2,510	383	496	2,397	2,893	(969)	1985	1985	360
North Richmond	Richmond	VA	—	344	1,375	1,719	220	344	1,595	1,939	(670)	1988	1984	360
Old Towne	Alexandria	VA	5,500	2,036	7,210	9,246	173	2,036	7,383	9,419	(1,548)	1999	1999	360
Potomac Mills	Woodbridge	VA	—	1,114	3,440	4,554	32	1,122	3,464	4,586	(932)	1997	1997	360
Princess Anne Road	Virginia Beach	VA	—	305	1,225	1,530	128	305	1,353	1,658	(539)	1994	1985	360
South Military Highway	Virginia Beach	VA	—	289	1,161	1,450	363	289	1,524	1,813	(512)	1996	1984	360
Sterling (Cascades)	Sterling	VA	—	2,292	3,639	5,931	64	2,292	3,703	5,995	(937)	1998	1998	360
Telegraph	Lorton	VA	—	441	2,036	2,477	302	441	2,338	2,779	(319)	2001	2001	360
Temple	Prince George	VA	—	297	1,193	1,490	213	297	1,406	1,703	(562)	1994	1989	360
Virginia Beach Blvd.	Virginia Beach	VA	—	502	1,832	2,334	513	502	2,345	2,847	(963)	1989	1985	360
Auburn	Auburn	WA	—	760	2,773	3,533	214	760	2,987	3,747	(1,042)	1996	1996	360
Ballinger Way	Shoreline	WA	—	893	3,545	4,438	55	893	3,600	4,493	(226)	2004	2004	360
Bellefield	Bellevue	WA	—	957	3,830	4,787	288	957	4,118	5,075	(1,367)	1996	1978	360
Bellevue	Bellevue	WA	—	1,860	7,483	9,343	5,196	2,320	12,219	14,539	(4,159)	1984	1975/99	360
Bellingham	Bellingham	WA	—	601	2,400	3,001	415	601	2,815	3,416	(1,121)	1981	1981	360
Bremerton	Bremerton	WA	—	563	2,297	2,860	135	563	2,432	2,995	(716)	1997	1976	360
Burien	Burien	WA	—	646	2,622	3,268	565	646	3,187	3,833	(1,296)	1985	1974	360
Burien II	Seatac	WA	—	388	1,553	1,941	313	388	1,866	2,254	(788)	1985	1979	360
Canyon Park	Bothell	WA	—	1,023	2,949	3,972	332	1,023	3,281	4,304	(1,534)	1996	1990	360
Canyon Road Puyallup	Puyallup	WA	—	234	937	1,171	168	234	1,105	1,339	(379)	1996	1986	360
Capitol Hill	Seattle	WA	—	764	4,516	5,280	990	839	5,431	6,270	(3,164)	1987	1988	360
East Bremerton	Bremerton	WA	—	576	2,312	2,888	262	576	2,574	3,150	(854)	1996	1985	360
East Lynnwood	Lynnwood	WA	—	482	1,933	2,415	534	482	2,467	2,949	(955)	1986	1978	360
Edmonds	Edmonds	WA	—	1,190	4,806	5,996	670	1,190	5,476	6,666	(2,133)	1984	1974/75	360
Everett	Everett	WA	—	512	2,045	2,557	772	512	2,817	3,329	(1,107)	1981	1978	360
Factoria	Bellevue	WA	—	590	2,362	2,952	241	580	2,613	3,193	(1,010)	1984	1984	360
Factoria Square	Bellevue	WA	—	1,226	4,909	6,135	203	1,226	5,112	6,338	(1,635)	1996	1989	360
Federal Way	Federal Way	WA	—	862	3,414	4,276	301	872	3,705	4,577	(1,611)	1984	1975	360
Gig Harbor	Gig Harbor	WA	—	1,119	769	1,888	126	1,059	955	2,014	(248)	1999	1980	360
Hazel Dell	Vancover	WA	—	728	1,506	2,234	2,928	1,279	3,883	5,162	(1,350)	1996	1989	360
Highland Hills	Tacoma	WA	—	592	2,362	2,954	290	592	2,652	3,244	(1,085)	1981	1982	360
Issaquah	Issaquah	WA	—	615	2,460	3,075	248	615	2,708	3,323	(1,159)	1985	1986	360
Juanita	Kirkland	WA	3,472	877	4,469	5,346	30	877	4,499	5,376	(866)	2000	2000	360
Kennydale	Renton	WA	—	816	3,267	4,083	233	816	3,500	4,316	(1,095)	1996	1991	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Kent	Kent	WA	—	557	2,297	2,854	52	543	2,363	2,906	(701)	1997	1977	360
Lacey	Lacey	WA	—	251	1,014	1,265	105	185	1,185	1,370	(362)	1997	1977	360
Lake City	Seattle	WA	—	572	2,421	2,993	340	572	2,761	3,333	(1,212)	1995	1987	360
Lake Union	Seattle	WA	—	1,580	7,440	9,020	62	2,956	6,126	9,082	(2,614)	1998	1998	360
Lakewood 512	Lakewood	WA	—	920	3,676	4,596	737	920	4,413	5,333	(1,602)	1987	1979/81	360
Lynnwood	Lynnwood	WA	—	775	3,186	3,961	143	757	3,347	4,104	(980)	1997	1979	360
Mill Creek	Everett	WA	—	627	3,760	4,387	315	627	4,075	4,702	(975)	1998	1998	360
Parkland	Tacoma	WA	—	400	1,634	2,034	138	391	1,781	2,172	(531)	1997	1980	360
Pier 57	Seattle	WA	—	872	4,558	5,430	131	872	4,689	5,561	(1,141)	1986	1912/98	360
Port Orchard	Port Orchard	WA	—	483	2,013	2,496	151	483	2,164	2,647	(690)	1997	1991	360
Queen Anne/Magnolia	Seattle	WA	—	952	3,777	4,729	305	952	4,082	5,034	(1,705)	1987	1988	360
Redmond	Redmond	WA	—	537	5,503	6,040	52	529	5,563	6,092	(1,380)	1998	1998	360
Renton	Renton	WA	—	625	2,557	3,182	308	625	2,865	3,490	(1,211)	1984	1979/89	360
Salmon Creek	Vancouver	WA	—	759	3,327	4,086	153	759	3,480	4,239	(1,048)	1997	1997	360
Sammamish Plateau	Sammamish	WA	—	963	3,854	4,817	71	963	3,925	4,888	(982)	1998	1998	360
Shoreline	Shoreline	WA	—	770	3,446	4,216	734	770	4,180	4,950	(1,643)	1986	1978	360
Smokey Point (1)(5)	Arlington	WA	—	232	929	1,161	(280)	881	—	881	—	1987	1984/87	360
South Hill	Puyallup	WA	—	300	1,247	1,547	209	300	1,456	1,756	(591)	1995	1980	360
Southcenter	Renton	WA	—	425	1,783	2,208	241	425	2,024	2,449	(881)	1985	1979	360
Sprague	Tacoma	WA	—	717	1,431	2,148	2,937	1,241	3,844	5,085	(1,435)	1996	1950/89	360
Tacoma South (1)(5)	Tacoma	WA	—	315	1,263	1,578	(284)	1,294	—	1,294	—	1987	1975	360
Totem Lake	Kirkland	WA	—	660	2,668	3,328	321	660	2,989	3,649	(1,233)	1984	1978	360
Vancouver Mall	Vancouver	WA	—	364	1,457	1,821	326	364	1,783	2,147	(770)	1980	1982	360
W. Olympia	Olympia	WA	—	359	1,446	1,805	131	351	1,585	1,936	(456)	1997	1978	360
West Seattle	Seattle	WA	—	698	4,202	4,900	66	698	4,268	4,966	(1,298)	1997	1997	360
White Center (aka West Seattle)	Seattle	WA	—	559	2,284	2,843	199	559	2,483	3,042	(1,014)	1980	1981	360
Woodinville	Woodinville	WA	—	674	2,693	3,367	454	674	3,147	3,821	(1,203)	1984	1982/84	360
Corporate Office	Seattle	WA	—	3,947	7,096	11,043	19,204	4,070	26,178	30,248	(18,669)	1998	1998	360
Monocacy (Land with no Building)	Frederick	MD	—	1,288	—	1,288	—	1,288	—	1,288	—	2002	N/A	N/A
Olive Interbelt (Non-Shurgard Store)	St. Louis	MO	—	818	3,705	4,523	116	818	3,821	4,639	(1,527)	1994	1994	360
Dolfield (1)	Baltimore	MD	—	—	—	—	565	565	—	565	—	2003	N/A	N/A
Fontana-Sierra (1)	Fontana	CA	—	391	1,572	1,963	(1,635)	328	—	328	—	1987	1980/85	N/A
St. Peters (Land with no Building)	St. Peters	MO	—	1,012	—	1,012	25	1,037	—	1,037	—	1999	N/A	N/A

Domestic total			248,741	376,524	1,421,816	1,798,340	259,428	398,314	1,659,455	2,057,769	(432,937)

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Aartselaar	Antwerpen	Belgium	$3,345	$1,030	$6,038	$7,068	$674	$1,397	$6,345	$7,742	$(1,402)	2004	1997	360
Antwerpen Bredabaan	Antwerpen	Belgium	3,045	1,753	4,683	6,436	423	2,003	4,856	6,859	(672)	2004	2000	360
Borgerhout	Antwerpen	Belgium	2,685	395	4,842	5,237	252	685	4,804	5,489	(523)	2004	2002	360
Brugge	Brugge	Belgium	2,269	1,023	3,784	4,807	68	1,023	3,852	4,875	(619)	2004	1999	360
Forest	Brussels	Belgium	4,306	—	5,336	5,336	858	408	5,786	6,194	(1,469)	2004	1995	360
Ghent	Ghent	Belgium	3,841	1,283	6,730	8,013	328	1,288	7,053	8,341	(2,226)	2004	1998	360
Groot-Bijgaarden	Brussels	Belgium	3,118	1,959	3,799	5,758	(1)	1,959	3,798	5,757	—	2005	2005	360
Jette	Brussels	Belgium	4,249	1,190	7,802	8,992	543	1,406	8,129	9,535	(1,367)	2004	2000	360
Kortrijk	Kortrijk	Belgium	2,685	1,418	4,491	5,909	651	1,946	4,614	6,560	(643)	2004	1999	360
Leuven	Leuven	Belgium	3,248	1,843	5,024	6,867	69	1,843	5,093	6,936	(876)	2004	1998	360
Linkeroever	Antwerpen	Belgium	2,075	789	3,510	4,299	165	820	3,644	4,464	(402)	2004	2002	360
Luik	Luik	Belgium	2,085	924	3,403	4,327	235	938	3,624	4,562	(504)	2004	2000	360
Machelen	Machelen	Belgium	2,517	871	4,459	5,330	669	1,348	4,651	5,999	(1,021)	2004	1997	360
Molenbeek	Brussels	Belgium	1,978	839	3,242	4,081	150	839	3,392	4,231	(847)	2004	1995	360
Overijse	Overijse	Belgium	2,299	1,459	3,385	4,844	541	1,644	3,741	5,385	(613)	2004	1998	360
Sint Pieters Leeuw	Brussels	Belgium	2,344	743	4,206	4,949	195	806	4,338	5,144	(651)	2004	2001	360
Waterloo	Waterloo	Belgium	4,899	626	7,680	8,306	984	1,913	7,377	9,290	(1,581)	2004	1995	360
Wavre	Wavre	Belgium	2,199	851	3,704	4,555	33	851	3,737	4,588	(275)	2004	2003	360
Zaventem	Zaventem	Belgium	3,983	3,272	5,090	8,362	1,038	3,706	5,694	9,400	(2,156)	2004	1996	360
Amager	Copenhagen	Denmark	4,457	475	6,683	7,158	60	481	6,737	7,218	(152)	2005	2005	360
Herlev	Copenhagen	Denmark	4,350	2,197	4,124	6,321	414	2,223	4,512	6,735	(161)	2004	2004	360
Hørsholm	Hørsholm	Denmark	4,543	1,373	7,775	9,148	664	1,440	8,372	9,812	(708)	2004	2002	360
Hvidovre	Hvidovre	Denmark	4,780	1,907	8,133	10,040	845	1,968	8,917	10,885	(976)	2004	2001	360
Ishøj	Ishøj	Denmark	3,595	1,203	6,232	7,435	182	1,203	6,414	7,617	(736)	2004	2001	360
Osterbro	Copenhagen	Denmark	4,724	2,332	7,409	9,741	259	2,351	7,649	10,000	(611)	2004	2003	360
Roskilde	Roskilde	Denmark	4,603	2,348	7,645	9,993	57	2,348	7,702	10,050	(672)	2004	2002	360
Tårnby	Copenhagen	Denmark	4,705	1,753	5,195	6,948	317	1,773	5,492	7,265	(297)	2004	2004	360
Aix La Pioline	Marseille	France	4,089	1,748	4,643	6,391	24	1,748	4,667	6,415	(20)	2005	2005	360
Asnières	Asnières	France	5,285	2,762	8,485	11,247	821	2,964	9,104	12,068	(1,439)	2004	2001	360
Avignon	Avignon	France	3,403	1,255	3,389	4,644	653	1,283	4,014	5,297	(133)	2004	2004	360
Ballainvilliers	Ballainvilliers	France	3,612	1,918	5,673	7,591	214	1,934	5,871	7,805	(1,052)	2004	2000	360
Buchelay	Buchelay	France	3,567	1,465	6,090	7,555	231	1,465	6,321	7,786	(1,051)	2004	2001	360
Chambourcy	Chambourcy	France	4,602	3,806	6,042	9,848	382	3,980	6,250	10,230	(435)	2004	2003	360
Coignières	Coignières	France	3,330	1,536	5,514	7,050	443	1,611	5,882	7,493	(860)	2004	2001	360
Epinay	Epinay	France	3,620	1,401	6,290	7,691	65	1,401	6,355	7,756	(843)	2004	2002	360
Eragny	Paris	France	3,770	748	5,071	5,819	71	756	5,134	5,890	(380)	2004	2003	360
Fresnes	Fresnes	France	3,988	2,514	5,961	8,475	717	2,733	6,459	9,192	(1,089)	2004	2000	360
Grigny	Grigny	France	3,586	1,312	6,288	7,600	73	1,312	6,361	7,673	(924)	2004	2001	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
La Seyne	La Seyne-sur-mer	France	3,330	749	6,226	6,975	368	838	6,505	7,343	(776)	2004	2002	360
Lormont	Bordeaux	France	3,676	914	5,004	5,918	32	914	5,036	5,950	(29)	2005	2005	360
Lyon Gerland	Lyon	France	3,987	3,291	5,104	8,395	105	3,291	5,209	8,500	(529)	2004	2002	360
Lyon Sarrazin	Lyon	France	4,178	720	6,111	6,831	34	720	6,145	6,865	(24)	2005	2005	360
Lyon Vaise	Lyon	France	3,997	2,168	3,855	6,023	335	2,192	4,166	6,358	(244)	2004	2003	360
Marseille	Marseille	France	4,193	1,958	6,928	8,886	140	1,964	7,062	9,026	(942)	2004	2002	360
Marseille Bonneveine	Marseille	France	3,534	2,280	3,234	5,514	69	2,305	3,278	5,583	(303)	2004	2003	360
Mérignac	Bordeaux	France	3,696	1,097	4,379	5,476	311	1,110	4,677	5,787	(194)	2004	2004	360
Montrouge	Montrouge	France	2,798	988	6,474	7,462	1,470	988	7,944	8,932	(2,554)	2004	1997	360
Nanterre	Nanterre	France	5,089	2,787	7,487	10,274	1,727	3,148	8,853	12,001	(1,614)	2004	2000	360
Nice	Nice	France	3,699	1,710	4,576	6,286	2,118	1,878	6,526	8,404	(2,335)	2004	1997	360
Noisy	Noisy	France	4,592	2,618	6,984	9,602	346	2,705	7,243	9,948	(744)	2004	2002	360
Osny	Osny	France	2,899	1,134	4,982	6,116	503	1,203	5,416	6,619	(1,001)	2004	2000	360
Pessac	Bordeaux	France	3,085	1,427	3,793	5,220	67	1,443	3,844	5,287	(133)	2004	2004	360
Pierrefitte	Paris	France	4,205	1,964	4,163	6,127	656	1,986	4,797	6,783	(190)	2004	2004	360
Poissonniers	Paris	France	6,449	1,968	10,262	12,230	58	1,968	10,320	12,288	(5)	2005	2005	360
Pontault Combault	Pontault Combault	France	2,989	1,116	5,205	6,321	706	1,187	5,840	7,027	(1,138)	2004	1999	360
Port-Marly	Port-Marly	France	3,248	1,207	5,681	6,888	994	1,434	6,448	7,882	(1,037)	2004	2000	360
Rosny	Rosny	France	3,708	1,551	6,273	7,824	941	1,691	7,074	8,765	(1,139)	2004	2000	360
Sevran	Sevran	France	3,780	1,471	6,572	8,043	110	1,470	6,683	8,153	(763)	2004	2002	360
Sucy	Paris	France	4,433	3,278	3,584	6,862	98	3,315	3,645	6,960	(322)	2004	2003	360
Thiais	Thiais	France	5,136	4,266	6,537	10,803	227	4,366	6,664	11,030	(861)	2004	2001	360
Varlin	Varlin	France	277	—	550	550	572	—	1,122	1,122	(696)	2004	1997	360
Villejust	Villejust	France	3,546	1,504	5,996	7,500	457	1,553	6,404	7,957	(1,151)	2004	2000	360
Vitrolles	Vitrolles	France	3,780	1,799	6,201	8,000	98	1,803	6,295	8,098	(759)	2004	2002	360
Wambrechies	Lille	France	2,927	1,593	2,837	4,430	134	1,611	2,953	4,564	(184)	2004	2003	360
Wasquehal	Lille	France	3,533	708	4,750	5,458	45	716	4,787	5,503	(83)	2005	2005	360
Wattignies	Lille	France	3,252	640	4,606	5,246	81	647	4,680	5,327	(288)	2004	2003	360
Bonn Bornheimer Strasse	Bonn	Germany	4,244	2,129	4,452	6,581	122	2,152	4,551	6,703	(226)	2004	2004	360
Düsseldorf Erkrather Strasse	Düsseldorf	Germany	4,240	1,508	5,023	6,531	170	1,538	5,163	6,701	(326)	2004	2003	360
Düsseldorf Heerdter Landstrasse	Düsseldorf	Germany	3,753	1,064	5,079	6,143	4	1,078	5,069	6,147	(361)	2004	2003	360
Essen Martin Luther Strasse	Essen	Germany	4,580	1,689	5,979	7,668	28	1,708	5,988	7,696	(435)	2004	2003	360
Köln Clevischer Ring	Köln	Germany	3,571	1,362	4,813	6,175	47	1,362	4,860	6,222	(66)	2005	2005	360
Köln Melatengürtel	Köln	Germany	4,635	2,277	4,609	6,886	54	2,297	4,643	6,940	(230)	2004	2004	360
Krefeld Diessemer Bruch	Krefeld	Germany	3,522	926	4,476	5,402	425	936	4,891	5,827	(230)	2004	2004	360
Mönchengladbach Krefelder Strasse	Mönchengladbach	Germany	4,012	1,575	4,707	6,282	95	1,592	4,785	6,377	(345)	2004	2003	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Mönchengladbach Waldnieler Strasse	Mönchengladbach	Germany	4,197	1,980	4,590	6,570	64	2,001	4,633	6,634	(340)	2004	2003	360
Mülheim Düsseldorfer Strasse	Essen	Germany	3,617	868	4,631	5,499	40	876	4,663	5,539	(81)	2005	2005	360
Wuppertal Friedrich-Engels-Alle	Wuppertal	Germany	3,859	926	4,556	5,482	575	935	5,122	6,057	(169)	2004	2004	360
Almere	Amsterdam	Netherlands	4,005	1,066	4,766	5,832	397	1,078	5,151	6,229	(340)	2004	2003	360
Amersfoort	Amersfoort	Netherlands	5,984	3,136	5,931	9,067	(2,097)	683	6,287	6,970	(859)	2004	2000	360
Amstelveen	Amsterdam	Netherlands	2,448	—	3,584	3,584	181	—	3,765	3,765	(235)	2004	2003	360
Amsterdam	Amsterdam	Netherlands	2,738	287	3,527	3,814	2,432	287	5,959	6,246	(733)	2004	2000	360
Amsterdam Badhoeve	Amsterdam	Netherlands	3,546	1,404	3,886	5,290	371	1,420	4,241	5,661	(251)	2004	2003	360
Amsterdam Sneevliet	Amsterdam	Netherlands	4,259	—	4,525	4,525	117	—	4,642	4,642	(342)	2004	2003	360
Apeldoorn	Apeldoorn	Netherlands	3,256	1,666	5,207	6,873	312	1,704	5,481	7,185	(683)	2004	2001	360
Breda	Breda	Netherlands	3,975	2,267	6,169	8,436	252	2,341	6,347	8,688	(785)	2004	2001	360
Delft	Delft	Netherlands	3,910	2,386	4,778	7,164	972	2,466	5,670	8,136	(512)	2004	2002	360
Den Haag	The Hague	Netherlands	4,908	782	9,420	10,202	974	782	10,394	11,176	(1,657)	2004	1999	360
Den Haag 2, Lozerlaan	The Hague	Netherlands	326	—	3,268	3,268	—	—	3,268	3,268	—	2005	2005	360
Diemen	Amsterdam	Netherlands	4,256	3,755	5,224	8,979	460	4,074	5,365	9,439	(508)	2004	2002	360
Dordrecht Ampere	Dordrecht	Netherlands	3,265	1,501	4,465	5,966	772	1,513	5,225	6,738	(466)	2004	2002	360
Dordrecht II	Dordrecht	Netherlands	4,048	2,011	6,467	8,478	153	2,037	6,594	8,631	(711)	2004	2001	360
Ede	Ede	Netherlands	3,268	484	5,933	6,417	485	484	6,418	6,902	(692)	2004	2002	360
Eindhoven Praxis	Eindhoven	Netherlands	2,847	—	4,344	4,344	7	—	4,351	4,351	—	2005	2005	360
Heemstede	Amsterdam	Netherlands	6,459	3,434	6,257	9,691	(2,037)	730	6,924	7,654	(772)	2004	2001	360
Kerkrade—Heerlen	Kerkrade	Netherlands	3,119	1,343	5,235	6,578	107	1,342	5,343	6,685	(623)	2004	2001	360
Maastricht	Maastricht	Netherlands	3,047	389	4,318	4,707	1,446	448	5,705	6,153	(794)	2004	2000	360
Nijmegen	Nijmegen	Netherlands	2,385	—	5,032	5,032	300	—	5,332	5,332	(562)	2004	2001	360
Rijswijk	Rijswijk	Netherlands	3,260	511	6,275	6,786	483	511	6,758	7,269	(638)	2004	2002	360
Rotterdam	Rotterdam	Netherlands	2,990	1,121	5,168	6,289	836	1,121	6,004	7,125	(845)	2004	2000	360
Rotterdam Stadionweg	Rotterdam	Netherlands	2,957	1,302	4,934	6,236	248	1,328	5,156	6,484	(585)	2004	2001	360
Spaanse Polder	Rotterdam	Netherlands	2,200	—	5,238	5,238	402	—	5,640	5,640	(743)	2004	2001	360
Spijkenisse	Rotterdam	Netherlands	3,369	1,399	5,779	7,178	51	1,399	5,830	7,229	(410)	2004	2003	360
Tilburg	Tilburg	Netherlands	3,502	1,209	4,101	5,310	132	1,223	4,219	5,442	(270)	2004	2003	360
Utrecht Cartesius	Utrecht	Netherlands	3,887	2,151	5,066	7,217	1,006	2,244	5,979	8,223	(522)	2004	2002	360
Utrecht Franciscus	Utrecht	Netherlands	4,466	2,930	4,141	7,071	90	2,963	4,198	7,161	(342)	2004	2003	360
Utrecht Nieuwegein	Utrecht	Netherlands	3,858	2,129	5,975	8,104	1,000	2,397	6,707	9,104	(925)	2004	2000	360
Veldhoven	Eindhoven	Netherlands	3,728	1,944	5,032	6,976	903	2,014	5,865	7,879	(530)	2004	2002	360
Zaandam	Amsterdam	Netherlands	3,608	2,059	5,544	7,603	203	2,106	5,700	7,806	(750)	2004	2001	360
Zoetermeer	The Hague	Netherlands	335	—	3,278	3,278	—	—	3,278	3,278	—	2005	2005	360
Årstaberg	Årstaberg	Sweden	3,831	1,548	5,680	7,228	679	1,548	6,359	7,907	(709)	2004	2002	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Danderyd	Danderyd	Sweden	4,206	1,760	6,623	8,383	446	1,791	7,038	8,829	(794)	2004	2002	360
Handen	Handen	Sweden	3,652	1,147	6,356	7,503	810	1,296	7,017	8,313	(1,611)	2004	1999	360
Helsingborg	Malmö	Sweden	3,292	559	3,976	4,535	240	565	4,210	4,775	(428)	2004	2003	360
Högdalen	Högdalen	Sweden	3,756	1,319	6,378	7,697	292	1,319	6,670	7,989	(947)	2004	2002	360
Jakobsberg	Jakobsberg	Sweden	2,769	503	5,180	5,683	946	928	5,701	6,629	(1,612)	2004	1998	360
Kungens Kurva	Kungens Kurva	Sweden	3,581	1,087	6,271	7,358	1,398	2,376	6,380	8,756	(2,108)	2004	1998	360
Lund (MMÖ)	Malmö	Sweden	2,896	1,468	4,423	5,891	250	1,511	4,630	6,141	(723)	2004	2001	360
Lundavägen (MMÖ)	Malmö	Sweden	4,110	2,168	5,737	7,905	1,150	2,372	6,683	9,055	(1,307)	2004	2000	360
Minelund (GBG)	Goteborg	Sweden	3,628	1,736	5,742	7,478	419	1,824	6,073	7,897	(1,005)	2004	2001	360
Molndal (GBG)	Goteborg	Sweden	3,493	1,249	5,958	7,207	848	1,699	6,356	8,055	(1,529)	2004	1999	360
Moraberg (STHLM)	Stockholm	Sweden	3,365	1,171	5,724	6,895	293	1,299	5,889	7,188	(1,173)	2004	2000	360
Rissne	Rissne	Sweden	3,991	2,450	5,774	8,224	945	2,450	6,719	9,169	(1,715)	2004	1998	360
Sköndal	Sköndal	Sweden	3,644	1,380	6,097	7,477	303	1,379	6,401	7,780	(853)	2004	2001	360
Sodermalm	Sodermalm	Sweden	1,330	333	2,111	2,444	525	332	2,637	2,969	(909)	2004	1999	360
Solna	Solna	Sweden	6,614	2,445	11,097	13,542	1,813	3,361	11,994	15,355	(2,849)	2004	1999	360
Taby	Taby	Sweden	3,320	1,415	5,401	6,816	1,057	1,654	6,219	7,873	(1,672)	2004	1998	360
Upplands Väsby	Upplands Väsby	Sweden	3,873	1,418	6,509	7,927	348	1,429	6,846	8,275	(1,282)	2004	2001	360
Uppsala	Uppsala	Sweden	3,370	983	5,925	6,908	699	1,124	6,483	7,607	(1,580)	2004	1999	360
Vällingby	Stockholm	Sweden	4,258	2,509	6,149	8,658	255	2,509	6,404	8,913	(454)	2004	2003	360
Västra Frölunda (GBG)	Goteborg	Sweden	3,651	2,324	5,132	7,456	422	2,489	5,389	7,878	(810)	2004	2001	360
Ystadsvägen (MMÖ)	Malmö	Sweden	3,128	1,073	5,231	6,304	336	1,078	5,562	6,640	(821)	2004	2001	360
Croydon	Croydon	UK	5,574	3,887	8,216	12,103	1,621	4,597	9,127	13,724	(1,411)	2004	1999	360
Edgeware	Edgeware	UK	7,326	3,133	7,633	10,766	112	3,168	7,710	10,878	(505)	2004	2003	360
Ewell	Ewell	UK	5,595	3,301	8,841	12,142	2,145	3,994	10,293	14,287	(1,261)	2004	2001	360
Forest Hill	London	UK	6,908	3,351	7,837	11,188	113	3,389	7,912	11,301	(176)	2004	2005	360
Greenford	Greenford	UK	8,590	5,966	12,670	18,636	1,524	7,348	12,812	20,160	(1,208)	2004	2002	360
Gypsy Corner	London	UK	6,685	4,784	9,456	14,240	920	5,461	9,699	15,160	(688)	2004	2003	360
Hanworth	Hanworth	UK	5,457	4,424	7,436	11,860	1,350	5,539	7,671	13,210	(1,187)	2004	2000	360
Hatch End	Harrow	UK	7,309	2,823	6,726	9,549	531	2,847	7,233	10,080	(253)	2004	2004	360
Hayes	Hayes	UK	5,500	3,532	8,358	11,890	1,667	4,582	8,975	13,557	(1,382)	2004	1999	360
Neasden	Neasden	UK	7,316	5,345	10,479	15,824	926	5,812	10,938	16,750	(1,290)	2004	2001	360
Putney	Putney	UK	7,455	5,129	10,847	15,976	1,057	5,510	11,523	17,033	(1,069)	2004	2002	360
Reading	Reading	UK	6,636	6,016	8,353	14,369	141	6,119	8,391	14,510	(1,259)	2004	2000	360
Ruislip	Ruislip	UK	4,507	—	9,766	9,766	1,665	—	11,431	11,431	(1,030)	2004	2002	360
Streatham	London	UK	4,564	3,847	6,001	9,848	882	4,136	6,594	10,730	(985)	2004	1999	360
Surbiton	Surbiton	UK	—	3,351	2,033	5,384	246	3,395	2,235	5,630	(128)	2004	2004	360
Wallington	London	UK	6,094	2,130	6,793	8,923	72	2,130	6,865	8,995	(112)	2005	2005	360
West London	London	UK	—	4,989	8,884	13,873	762	5,118	9,517	14,635	(416)	2004	2004	360

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

	Location	State or Country (3)	Encum- brances (2)	INITIAL COST			Costs Subsequent to Acquisition	Gross Amount as of December 31, 2005				Owned Since	Year Built	Depr. Life in mos.
Property Name				Land	Building, Equip. & Other	Gross Storage Centers		Land and Land Held for Sale	Building Equip. & Other	Gross Storage centers	Accum. Depr.
Wokingham	Wokingham	UK	6,124	6,306	7,033	13,339	552	6,703	7,188	13,891	(628)	2004	2003	360
Borsbeek (1)	Antwerpen	Belgium	—	—	—	—	2,238	2,238	—	2,238	—	2005	2006	360
Europe Corporate	Brussels	Belgium	—	—	7,086	7,086	50	7	7,129	7,136	(6,037)	2004	1996	360

European total			575,632	266,556	853,908	1,120,464	72,799	283,839	909,424	1,193,263	(119,234)

Total (4)			$824,373	$643,080	$2,275,724	$2,918,804	$332,227	$682,153	$2,568,879	$3,251,032	$(552,171)

(1)	These properties were classified as held for sale as of December 31, 2005.
(2)	In addition to encumbrances listed we had $1.2 million of mortgage debt on two properties under construction in Europe.
(3)	All amounts for properties in foreign countries have been translated from the functional currency of the country at the balance sheet rate as of December 31, 2005.
(4)	Gross amounts as of December 31, 2005, included properties held for sale of $6.8 million (including properties subsequently reclassified to properties held for use as of March 31, 2006, as discussed in Note 25 to the accompanying consolidated financial statements).
(5)	These properties were reclassified to properties held for use from properties held for sale as of March 31, 2006.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

The following tables reconcile the changes in land, building, equipment and other, as well as accumulated depreciation over the last three years:

	(in thousands)
Land, Building, Equipment and Other
Balance at January 1, 2003		$1,728,636
Additions during the period
Acquisitions	$123,234
Developments	41,219
Improvements and other	23,282

		187,735
Cost of real estate sold or disposed		(13,735)

Balance at December 31, 2003		1,902,636
Additions during the period
Effect of consolidation of Shurgard Europe	966,437
Acquisitions	70,501
Developments	166,072
Improvements and other	10,170
Effect of change in currency translation rate	62,356

		1,275,536
Cost of real estate sold or disposed		(34,684)

Balance at December 31, 2004		3,143,488
Additions during the period
Acquisitions	96,304
Developments	125,820
Improvements and other	45,241
Effect of change in currency translation rate	(155,136)

		112,229
Cost of real estate sold or disposed		(11,459)

Balance at December 31, 2005		$3,244,258

Accumulated Depreciation
Balance at January 1, 2003		$274,435
Depreciation expense		54,253
Depreciation associated with discontinued operations		842
Disposals		(7,525)

Balance at December 31, 2003		322,005
Effect of consolidation of Shurgard Europe		72,275
Depreciation expense		86,138
Depreciation associated with discontinued operations		625
Disposals		(5,526)
Effect of change in currency translation rate		4,014

Balance at December 31, 2004		479,531
Depreciation expense		92,819
Depreciation associated with discontinued operations		99
Disposals		(5,947)
Effect of change in currency translation rate		(14,331)

Balance at December 31, 2005		$552,171

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(Amounts in thousands except share and per share data)

	March 31, 2006	December 31, 2005
ASSETS
Storage centers:
Operating storage centers	$3,316,120	$3,244,258
Less accumulated depreciation	(576,875)	(552,171)

Operating storage centers, net	2,739,245	2,692,087
Construction in progress	88,349	67,073
Properties held for sale	3,783	6,774

Total storage centers	2,831,377	2,765,934
Cash and cash equivalents	36,616	39,778
Restricted cash	2,876	4,972
Goodwill	27,440	27,440
Other assets	125,071	119,248

Total assets	$3,023,380	$2,957,372

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities	$143,136	$181,435
Lines of credit	620,700	583,500
Notes payable	1,322,780	1,275,720

Total liabilities	2,086,616	2,040,655

Minority interest	138,983	116,365
Commitments and contingencies (Note 17)
Shareholders’ equity:
Series C Cumulative Redeemable Preferred Stock; $0.001 par value; 2,000,000 shares authorized; 2,000,000 shares issued and outstanding; liquidation preference of $50,000	48,115	48,115
Series D Cumulative Redeemable Preferred Stock; $0.001 par value; 3,450,000 shares authorized; 3,450,000 shares issued and outstanding; liquidation preference of $86,250	83,068	83,068
Class A Common Stock; $0.001 par value; 120,000,000 shares authorized; 47,251,336 and 47,041,680 shares issued and outstanding, respectively	47	47
Additional paid-in capital	1,150,041	1,142,288
Accumulated deficit	(483,856)	(459,586)
Accumulated other comprehensive income (loss)	366	(13,580)

Total shareholders’ equity	797,781	800,352

Total liabilities and shareholders’ equity	$3,023,380	$2,957,372

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(Amounts in thousands except share and per share data)

	For the three months ended March 31,
	2006	2005
Revenue
Storage center operations	$126,768	$112,238
Other	842	1,386

Total revenue	127,610	113,624

Expenses
Operating	61,094	59,078
Real estate development	1,670	2,930
Depreciation and amortization	25,923	23,344
Impairment and abandoned project expense	545	323
General, administrative and other	7,453	8,029

Total storage center expenses	96,685	93,704

Income from operations	30,925	19,920

Other Income (Expense)
Costs related to proposed merger (Note 17)	(1,465)	—
Interest expense	(29,404)	(24,125)
Gain (loss) on derivatives, net	691	(359)
Foreign exchange gain (loss)	125	(3,848)
Interest income and other, net	405	960

Other expense, net	(29,648)	(27,372)

Income (loss) before minority interest, equity in earnings of other real estate investments, net and income tax expense	1,277	(7,452)
Minority interest	3,933	6,110
Equity in earnings of other real estate investments, net	—	21
Income tax expense	(19)	(10)

Income (loss) from continuing operations	5,191	(1,331)
Discontinued operations
Income from discontinued operations	68	164
Gain on sale of discontinued operations	—	6,423

Total income from discontinued operations	68	6,587
Cumulative effect of change in accounting principle (Note 10)	(200)	—

Net Income	5,059	5,256
Net Income Allocation
Preferred stock dividends and other	(3,037)	(3,042)

Net income available to common shareholders	$2,022	$2,214

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: CONDENSED CONSOLIDATED STATEMENTS OF INCOME—(Continued)

(unaudited)

(Amounts in thousands except share and per share data)

	For the three months ended March 31,
	2006	2005
Basic per share amounts:
Income (loss) from continuing operations available to common shareholders	$0.04	$(0.09)
Discontinued operations	—	0.14
Cumulative effect of change in accounting principle	—	—

Net income available to common shareholders per share	$0.04	$0.05

Diluted per share amounts:
Income (loss) from continuing operations available to common shareholders	$0.04	$(0.09)
Discontinued operations	—	0.14
Cumulative effect of change in accounting principle	—	—

Net income available to common shareholders per share	$0.04	$0.05

Distributions per common share	$0.56	$0.55

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Amounts in thousands)

	For the three months ended March 31,
	2006	2005
Operating activities:
Net income	$5,059	$5,256
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of assets, including discontinued operations	(31)	(6,483)
Depreciation, amortization and impairment losses	25,925	23,384
(Gain) loss on derivatives, net	(691)	359
Stock-based compensation expense	2,024	509
Non-cash interest and other	2,236	2,747
Foreign exchange (gain) loss	(125)	3,848
Minority interest	(3,933)	(6,110)
Changes in operating accounts, net of effect of acquisitions:
Payments of accrued costs related to proposed merger	(10,840)	—
Other assets	3,213	407
Accounts payable and other liabilities	(16,827)	(6,848)

Net cash provided by operating activities	6,010	17,069

Investing activities:
Construction and improvements to storage centers	(27,306)	(24,492)
Acquisitions of storage centers, including associated intangible assets	(3,114)	(3,000)
Payment for purchase of 3S-Self-Storage, net of cash acquired	(46,262)	—
Purchase of intangible assets	(621)	(1,397)
Proceeds from sale of assets	2,530	13,177
Changes in restricted cash, net	2,128	1,412
Increase in notes receivable	(505)	(603)
Purchase of additional interest in European affiliated partnerships	(450)	—

Net cash used in investing activities	(73,600)	(14,903)

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(unaudited)

(Amounts in thousands)

	For the three months ended March 31,
	2006	2005
Financing activities:
Proceeds from notes payable	$36,713	$23,421
Payments on notes payable	(897)	(755)
Proceeds from lines of credit	72,200	425,900
Payments on lines of credit	(35,000)	(405,100)
Payment of loan costs	(1,306)	(2,847)
Distributions paid on common and preferred stock	(32,303)	(28,632)
Payments on derivatives	(217)	(14,890)
Proceeds from derivatives	172	—
Proceeds from exercise of stock options and dividend reinvestment plan	2,536	954
Contributions received from minority partners	23,638	4,313
Distributions paid to minority partners	(1,480)	(1,068)

Net cash provided by financing activities	64,056	1,296

Effect of exchange rate changes on cash and cash equivalents	372	(1,591)

(Decrease) increase in cash and cash equivalents	(3,162)	1,871
Cash and cash equivalents at beginning of period	39,778	50,277

Cash and cash equivalents at end of period	$36,616	$52,148

Supplemental schedule of cash flow information:
Cash paid for interest, net of amounts capitalized	$21,808	$15,544

Cash paid for income taxes	$489	$—

Supplemental schedule of non-cash investing information:
Liabilities assumed in acquisition of management contracts	$—	$1,200

Supplemental schedule of non-cash financing information:
Receivable from stock options exercised	$3,916	$—

The accompanying notes are an integral part of these statements.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the quarterly period ended March 31, 2006

(unaudited)

Note 1—Organization

Shurgard Storage Centers, Inc. and our subsidiaries (the “Company,” “we,” “Shurgard” or “us”), are engaged principally in investing in, acquiring, developing and operating self-storage centers located throughout the United States and in Western Europe. Our revenues are generated primarily from leasing self-storage space to tenants on a month-to-month basis. We also provide ancillary services at our storage centers consisting primarily of truck rentals and sales of storage products.

On March 6, 2006, we entered into an Agreement and Plan of Merger (Merger Agreement), dated as of March 6, 2006, with Public Storage, Inc. (Public Storage), which contemplates that we will be merged with and into a subsidiary of Public Storage. Each outstanding share of our common stock will be converted into the right to receive 0.82 of a fully paid and non-assessable share of Public Storage common stock. In addition, in connection with the merger, we expect to redeem each outstanding series of our preferred stock in accordance with its terms. Public Storage will assume approximately $1.9 billion of our debt. Our board of directors and the board of directors of Public Storage have approved the Merger Agreement. The proposed merger is subject to our shareholders’ approval, Public Storage’s shareholders’ approval of the issuance of shares of Public Storage common stock to be used as merger consideration and other customary closing conditions. (See further discussion at Note 17).

Note 2—Summary of Significant Accounting Policies

Basis of presentation: The condensed consolidated financial statements include the accounts of Shurgard and our consolidated subsidiaries presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and in accordance with the requirements of Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of our financial condition at March 31, 2006 and December 31, 2005, and the results of operations and cash flows for the three-month periods ended March 31, 2006 and 2005. Interim results are not necessarily indicative of the results for the year. The interim financial statements should be read in conjunction with our annual report on Form 10-K for the year ended December 31, 2005. All amounts are presented in U.S. dollars unless indicated otherwise; all balances related to our foreign subsidiaries have been translated into U.S. dollars at period-average or period-end exchange rates as appropriate. All intercompany balances and transactions have been eliminated in consolidation. The interim financial statements assume that Shurgard continues as a separate public company, and therefore do not reflect the effects of transactions or decisions that are contingent on the completion of the proposed merger with Public Storage.

Consolidated and unconsolidated subsidiaries: We consolidate all wholly-owned subsidiaries. We assess whether our subsidiaries are Variable Interest Entities (VIEs) as defined by the Financial Accounting Standards Board’s (FASB) Interpretation No. (FIN) 46R, “Consolidation of Variable Interest Entities.” Upon implementation of FIN 46R in January 1, 2004, we consolidated all VIEs of which we are the primary beneficiary. We evaluate partially-owned subsidiaries and joint ventures held in partnership form to determine whether rights held by other investors constitute substantive participating rights in accordance with Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” For partially-owned subsidiaries or joint ventures held in corporate form (including limited liability companies with

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

governance provisions that are the functional equivalent of regular corporations), we consider the guidance of Statement of Financial Accounting Standard (SFAS) No. 94, “Consolidation of All Majority-Owned Subsidiaries” and EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” and, in particular, whether rights held by other investors would be viewed as “participating rights” as defined therein. To the extent that any minority investor has substantive participating rights, has the ability to dissolve the partnership or remove the general partner without cause in a partnership or participating rights in a corporation, including substantive veto rights, the related entity will generally not be consolidated.

Use of estimates: The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Significant estimates are inherent in the preparation of our financial statements and include the evaluation of impairment of long-lived assets and goodwill, valuation allowances for deferred tax assets, estimated lives of depreciable and amortizable assets and the allocation of the purchase price of acquired businesses and properties and legal liabilities. Actual results could differ from these and other estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current presentation with no effect on shareholders’ equity, net income or net cash-flows from operating, investing and financing activities.

Storage centers: We carry storage centers to be developed or held and used in operations at depreciated cost, reduced for impairment losses where appropriate. We capitalize acquisition, development and construction costs of properties in development in accordance with SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” and include, where applicable, salaries and related costs, real estate taxes, interest, lease expense and preconstruction costs directly related to the project. Preconstruction costs, which included efforts to secure land control and zoning, to evaluate feasibility and to complete other initial tasks that are essential to development, incurred prior to the acquisition of the property or acquisition of an option to purchase the property being probable, are charged as real estate development expenses as incurred. Real estate development expense represents costs incurred in connection with real estate development projects that do not qualify for capitalization under the above provisions. In addition, for the three months ended March 31, 2006, real estate development includes $500,000 of non-capitalizable fees related to the financing of an acquisition. We record abandonment losses for previously capitalized costs of development projects when we assess that the completion of the project is no longer probable. We capitalize development and construction costs and costs of significant improvements and replacements and renovations at storage centers, while we expense costs of maintenance and repairs as we incur them.

We compute depreciation of each operating storage center using the straight-line method based on the shorter of an estimated useful life of 30 years or the lease term for storage centers built on leased land. We evaluate and if necessary, revise estimates of the useful lives of specific storage centers, when we plan to demolish or replace them. We depreciate equipment and furniture and fixtures based on estimated useful lives of three to six years.

If events or circumstances indicate that the carrying value of an operating storage center may be impaired, we conduct a recoverability analysis based on expected undiscounted cash flows to be generated from the property. If the analysis indicates that we cannot recover the carrying value from estimated future cash flows, we write down the property to its estimated fair value and recognize an impairment loss. We determine fair values based on expected future cash flows using appropriate market discount and capitalization rates.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We carry storage centers held for sale at the lower of their carrying value (i.e., cost less accumulated depreciation and any impairment loss recognized) or estimated fair value less costs to sell. We classify the net carrying values of properties as held for sale when the properties are actively marketed, their sale is considered probable within one year and various other criteria relating to their disposition are met. We discontinue depreciation of the operating storage centers at that time, but we continue to recognize operating revenues, operating expenses and interest expense until the date of sale. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we report revenues and expense of properties classified as held for sale in discontinued operations for all periods presented if we will sell or have sold the properties on terms where we have no continuing involvement with them after the sale. If active marketing ceases or the properties no longer meet the criteria to be classified as held for sale, we reclassify the properties as held for use, resume depreciation and recognize the loss for the period that we classified the properties as held for sale, and we charge deferred selling costs, if any, to expense.

Acquisitions of businesses and storage centers: We allocate the purchase price of acquired storage centers and businesses to tangible and identified intangible assets based on their fair values. In making estimates of fair values for the purposes of allocating the purchase price, we rely primarily on our extensive knowledge of the market for storage centers and if considered appropriate, will consult with independent appraisers. In estimating the fair value of the tangible and intangible assets acquired, we also consider information obtained about each property as a result of our pre-acquisition due diligence, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective assets.

The fair values of intangible assets include, where applicable, leases to customers with above market rents and in-place lease values. The fair values of these identifiable intangible assets are generally not significant, because substantially all leases in our business are month-to-month, and most customers use our facilities for less than one year. We expense internal costs related to the acquisition of a business, or an operating storage center, as we incur them.

Discontinued operations: We report real estate dispositions as discontinued operations separately as prescribed under the provisions of SFAS No. 144. Accordingly, we report the operating results attributable to operating properties sold or held for sale and the applicable gain or loss on the disposition of the properties as discontinued operations. The condensed consolidated statements of income for prior periods are also adjusted to conform to this classification. There is no impact on our previously reported consolidated financial position, net income or cash flows.

Revenue recognition: The majority of our customers rent under month-to-month lease agreements and revenue is recognized at the contracted rate for each month occupied. Revenue related to customers who sign longer period leases is recognized ratably over the term of the lease. Management fee revenue is recognized each month for which services are rendered; these contracts are generally cancelable by either party on specified advanced notice. We recognize revenue related to profit sharing contracts related to our tenant insurance referral program based on the excess of premiums over actual and estimated claims and administrative costs. Revenues are presented net of provisions for doubtful accounts of $1.6 million and $1.5 million for the three months ended March 31, 2006 and 2005, respectively.

Income taxes: We have elected to be taxed as a Real Estate Investment Trust (REIT) pursuant to the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must distribute annually to our shareholders at least 90% of our REIT taxable income and meet certain other requirements relating primarily to the nature of our assets and the sources of our revenues. As a REIT, we are not subject to U.S. federal income taxes to the extent of distributions. We believe that we met the qualifications for REIT status at December 31, 2005 and intend to

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

meet the qualifications in the future and to distribute at least 90% of our REIT taxable income to shareholders in future tax years. Our domestic non-REIT activities are conducted primarily through Shurgard TRS, Inc., a taxable REIT subsidiary. Our foreign non-REIT activities are conducted primarily through six European taxable REIT subsidiaries. As a result, we have not provided for U.S. federal income taxes for the REIT in our financial statements. However, we do provide for U.S. federal income taxes for our domestic taxable REIT subsidiaries (TRSs). Additionally, both the REIT and our domestic TRSs are subject to certain state income taxes as well as certain franchise taxes. We also provide for income taxes of our European subsidiaries, which are subject to income taxes in the respective jurisdictions of the countries in which they operate.

We have deferred tax assets arising primarily from cumulative net operating losses arising in certain taxable subsidiaries. We evaluate both the positive and negative evidence that we believe is relevant in assessing whether we will realize the deferred tax assets. When we determine that it is more likely than not that we will not realize the tax asset either in part or in whole, we record a valuation allowance. One significant factor representing negative evidence in the evaluation of whether we will realize deferred tax assets arising from cumulative net operating losses is the historical taxable income or loss of the entity. In cases where a taxable entity has not demonstrated a history of achieving taxable income, this represents significant negative evidence in assessing whether we will realize the amounts and generally requires that we provide a valuation allowance.

Derivative financial instruments: We use derivative financial instruments to reduce risks associated with movements in interest and foreign currency exchange rates. We may choose to reduce cash flow and earnings volatility associated with interest rate risk exposure on existing variable-rate borrowings or forecasted variable and fixed-rate borrowings. In some instances, lenders may require us to do so. In order to limit interest rate risk on variable-rate borrowings, we may enter into interest rate swaps or interest rate caps to hedge specific risks. In order to limit interest rate risk on forecasted borrowings, we may enter into interest rate swaps, forward starting swaps, forward rate agreements, interest rate locks and interest rate collars. We may also use derivative financial instruments to reduce foreign currency exchange rate risks to our earnings, cash flows and financial position arising from forecasted intercompany foreign currency denominated transactions and net investments in certain foreign operations. In order to limit foreign currency exchange rate risks associated with forecasted, foreign currency denominated intercompany transactions, we may enter into cross-currency interest rate swaps. In order to limit foreign currency exchange rate risks associated with net investments in foreign operations, we may enter into foreign currency forward contracts. We may also use derivative financial instruments to reduce earnings volatility associated with other derivative financial instruments that are not designated as cash flow hedges. We do not use derivative financial instruments for speculative purposes.

Under purchased interest rate cap agreements, we make premium payments to the counterparties in exchange for the right to receive payments from them if interest rates exceed specified levels during the agreement period. Under sold interest rate cap agreements, we receive premium payments from the counterparties in exchange for the obligation to make payments to them if interest rates exceed specified levels during the agreement period. Under interest rate swap agreements, we and the counterparties agree to exchange the difference between fixed-rate and variable-rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less.

Under cross currency interest rate swaps, we and the counterparties agree to exchange fixed amounts of foreign currencies calculated by reference to fixed interest rates and notional principal amounts during the agreement period. We also agree to exchange the notional amounts at the end of the agreement period. Under currency forward contracts, we and the counterparties agree to exchange fixed amounts of currencies at the end of the agreement period.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Parties to interest rate and currency exchange agreements are subject to market risk for changes in interest rates and currency exchange rates and risk of credit loss in the event of nonperformance by the counterparty. We do not require any collateral under these agreements but deal only with highly rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and expect that all counterparties will meet their obligations.

Derivative financial instruments are measured at fair value and recognized as assets or liabilities in the balance sheet. Changes in the values of the effective portions of derivative financial instruments designated as cash flow hedges and changes in the values of derivative financial instruments designated as economic hedges of net investments in foreign subsidiaries are reported as components of other comprehensive income (loss). Changes in the values of the ineffective portions of cash flow hedges and all changes in the values of undesignated derivative financial instruments are recognized in earnings. Amounts receivable or payable under interest rate cap and swap agreements designated as cash flow hedges are accounted for as adjustments to interest expense on the related debt. To qualify for hedge accounting, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are being hedged, the derivative instrument and how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged. Effectiveness is evaluated on a retrospective and prospective basis based on quantitative measures of correlation. When it is determined that a derivative has ceased to be highly effective as a hedge, we discontinue hedge accounting prospectively.

We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (ii) the derivative expires or is sold, terminated or exercised; (iii) it is no longer probable that the forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) we determine that designating the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued due to our determination that the derivative no longer qualifies as an effective fair-value hedge, we will continue to carry the derivative on the balance sheet at its fair value but cease to adjust the hedged asset or liability for changes in fair value. When hedge accounting is discontinued due to our determination that the derivative no longer qualifies as an effective cash flow hedge, we reclassify the related accumulated other comprehensive income (loss) into earnings when the previously effectively hedged transactions affect earnings. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, we will continue to carry the derivative on the balance sheet at its fair value, removing from the balance sheet any asset or liability that was recorded to recognize the firm commitment and recording the resulting gain or loss in current period earnings. When we discontinue hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income (loss) and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two month period of time thereafter, the gains and losses that were accumulated in other comprehensive income (loss) will be recognized immediately in earnings. If we discontinue a cash flow hedge because the variability of the probable forecasted transaction has been eliminated, we will reclassify the net accumulated other comprehensive income (loss) to income over the term of the designated hedging relationship. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet, recognizing subsequent changes in the fair value in current period earnings. Expenses recognized relating to changes in the time value of interest rate cap agreements were insignificant in 2006 and 2005.

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PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other comprehensive income (loss):

The following tables summarize components of other comprehensive income (loss):

	For the three months ended March 31,
	2006	2005
	(in thousands)
Net income	$5,059	$5,256
Other comprehensive income (loss):
Derivatives designated as hedges	10,816	(1,675)
Currency translation adjustment	3,130	(3,440)

Total other comprehensive income (loss)	13,946	(5,115)

Total comprehensive income	$19,005	$141

The currency translation adjustment represents the net currency translation adjustment gains and losses related to our European subsidiaries. Amounts are presented net of minority interests.

Financial instruments with characteristics of both liabilities and equity: We adopted the requirements of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” in the third quarter of 2003; there was no impact on our financial position, operating results or cash flows. However, the minority interests associated with certain of our consolidated joint ventures and our subsidiaries that have finite lives under the terms of the partnership agreements represent mandatorily redeemable interests as defined in SFAS No. 150. As of March 31, 2006 and December 31, 2005 the aggregate book value of these minority interests in finite-lived entities on our condensed consolidated balance sheet was $128.1 million and $105.3 million, respectively. We believe that the estimated aggregate settlement value of these interests was approximately $249.1 million and $213.2 million, respectively. These amounts are based on the estimated liquidation values of the assets and liabilities and the resulting proceeds that we would distribute to our joint venture partners assuming dissolution as of March 31, 2006 and December 31, 2005, respectively. As required under the terms of the respective partnership agreements, subsequent changes to the estimated fair value of the assets and liabilities of the consolidated joint ventures will affect our estimate of the aggregate settlement value. The partnership agreements do not limit the amount to which the minority partners would be entitled to in the event of liquidation of the assets and liabilities and dissolution of the respective partnerships.

Recent accounting pronouncements:

Stock-based compensation expense: At March 31, 2006, we have stock-based employee compensation plans, which are described more fully in Note 10 to the condensed consolidated financial statements. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123).

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” (SFAS 123R), using the modified-prospective-transition method. Under that transition method, compensation costs recognized in the first quarter of 2006 include: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, which is estimated in accordance with the original provisions of SFAS 123 for (i) ”equity awards” (as defined in SFAS 123R) based on the grant-date fair value, and for (ii) ”liability awards” based on the balance sheet date fair value, and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date or balance sheet date fair

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value, as applicable, estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Expense recognized in the first quarter of 2006, therefore, was reduced for estimated forfeitures. Estimated forfeitures are adjusted at least annually if actual forfeitures differ from those estimates. Results for prior periods have not been restated pursuant to SFAS 123R. (See Note 10.)

Prior to January 1, 2006, stock-based compensation recognized in our statement of income was based on the grant date fair value of restricted shares of Shurgard’s common stock, and the intrinsic value of stock options and stock appreciation rights granted to employees of our European subsidiary. Under APB 25 we did not recognize stock-based compensation cost related to stock options that had an exercise price equal to the market value of Shurgard’s common stock on the date of grant. Prior to adoption of SFAS 123R, the value of stock options was estimated for purposes of this pro forma disclosure using the Black-Scholes option-pricing formula and amortized to pro forma expense ratably over the options’ vesting periods. Pre-vesting forfeitures were recognized as incurred through cumulative reversal of previously reported compensation expense.

Prior to the adoption of SFAS 123R, tax benefits of deductions resulting from the exercise of stock options or vesting of restricted share awards were presented as operating cash flows in the Statement of Cash Flows. SFAS 123R requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those share based payments (excess tax benefits) to be classified as financing cash flows. Due primarily to our status as a REIT, no excess tax benefit was recognized during the quarters ended March 31, 2006 or 2005.

In October 2005, the FASB issued FASB Staff Position (FSP) FAS 13-1 “Accounting for Rental Costs Incurred during a Construction Period,” which is effective for lease agreements entered into after January 1, 2006. This FSP clarifies that rental costs incurred during the period of construction of an asset on leased property should not be capitalized; rather they should be recognized as rental expense in the same manner as rental costs incurred after the construction period. However, to the extent a lessee accounts for rental of real estate projects under SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” it should continue capitalizing rental costs. We lease under operating leases certain parcels of land and buildings on which we develop storage centers or perform certain construction improvements. We have historically capitalized rental costs during the construction period on such properties. We account for real estate projects involving our development and construction of self-storage facilities under SFAS No. 67; therefore, the adoption of this FSP did not have a material impact on our financial position, operating results or cash flows.

In June 2005, the FASB issued EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” In light of guidance provided in FIN 46R regarding “kick-out” rights in the context of evaluating variable interests and consolidation of variable interest entities, EITF 04-5 clarifies when a sole general partner should consolidate a limited partnership. EITF 04-5 provides authoritative guidance for purposes of assessing whether a limited partner’s rights are important rights that, under SOP 78-9, might preclude a general partner from consolidating a limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified, EITF 04-5 is effective after June 29, 2005. For general partners in all other limited partnerships, the guidance in this Issue is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The adoption of EITF 04-05 did not have a material effect on our financial position, operating results or cash flows.

Effective January 1, 2006 we adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”, which was issued in May 2005. This statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in

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Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a voluntary change in accounting principle. It also applies to changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Adoption of this standard had no impact on our financial position, operating results or cash flows.

Note 3—Variable Interest Entities

Under FIN 46R, a VIE must be consolidated by a company if that company is subject to a majority of the expected losses from the VIE’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46R also requires disclosures about VIEs that a company is not required to consolidate, but in which it has a significant variable interest. We adopted FIN 46R as of January 1, 2004.

Prior to June 30, 2005, we had direct and indirect ownership interests in Shurgard Self Storage SCA (Shurgard Europe) of 87.23%. We assessed Shurgard Europe under the provisions of FIN 46R and concluded that it met the definition of a VIE. We also concluded that we were the primary beneficiary effective as of June 2003. As a result, we began consolidating Shurgard Europe in our financial statements beginning January 1, 2004. On June 30, 2005, we acquired the remaining 12.77% ownership interests. Accordingly, as of June 30, 2005, Shurgard Europe became a wholly-owned subsidiary and is no longer a VIE.

Shurgard Europe has created two joint venture entities: First Shurgard SPRL (First Shurgard) formed in January 2003 and Second Shurgard SPRL (Second Shurgard) formed in May 2004. Those joint ventures are expected to develop or acquire up to approximately 75 storage facilities in Europe. Shurgard Europe has a 20% interest in each of these ventures. We have also determined that First Shurgard and Second Shurgard are each VIEs, of which Shurgard Europe is the primary beneficiary. Accordingly, First Shurgard has been consolidated in our financial statements since January 1, 2004, and Second Shurgard has been consolidated since inception. At March 31, 2006, First Shurgard and Second Shurgard had aggregate total assets of $394.8 million, total liabilities of $247.8 million, and credit facilities collateralized by assets with net book value of $370.0 million (see Note 7). As of March 31, 2006, First Shurgard’s and Second Shurgard’s creditors had no recourse to the general credit of Shurgard or Shurgard Europe other than Shurgard’s commitment to subscribe to up to $20 million and an additional €7.5 million ($9.0 million as of March 31, 2006) in preferred bonds in order for First Shurgard to fulfill its obligations under its senior credit agreement. We have an option to put 80% of the bonds issued by First Shurgard to Crescent Euro Self Storage Investments, Shurgard Europe’s partner in the joint venture.

In October 2004, Self-Storage Securitisation B.V. (Securitisation BV), a Dutch limited liability entity in which Shurgard and its subsidiaries have no ownership interest, was formed to issue €325 million in floating rate investment grade bonds. This entity receives interest from Shurgard Europe under a note of a similar amount payable by Shurgard Europe and holds certain derivative instruments to hedge its interest rate exposure on the bonds. We determined that Securitisation BV is a VIE of which Shurgard Europe is the primary beneficiary based on the activity of this entity and due to the fact that the notes issued by Securitisation BV are collateralized by assets of Shurgard Europe. This entity has been consolidated since inception.

We do not believe that any of our other investees, in which we would not hold a majority voting interest, are VIEs under the provisions of FIN 46R.

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PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Storage Centers and Acquisitions

The following table summarizes the components of our operating storage centers:

	March 31, 2006	December 31, 2005
	(in thousands)
Land	$696,997	$675,379
Building	2,538,731	2,487,831
Equipment & Other	80,392	81,048

	$3,316,120	$3,244,258

Storage centers activity

During the three-month period ended March 31, 2006, we acquired ten new storage centers (one of which is held for sale to be resold) and completed one redevelopment project on an existing storage center. In March 2006, we reevaluated and canceled the disposition plans of two storage centers that were classified as held for sale as of December 31, 2005, at an aggregate carrying value of $2.2 million, and we reclassified them to operating storage centers. Also in March 2006, we sold one parcel of land at no gain that was held for sale at December 31, 2005 at a carrying value of $2.2 million.

Construction in progress at March 31, 2006, consisted primarily of 11 storage centers under construction, of which three were located in Europe and eight were located in the United States, and redevelopment projects for four existing storage centers in the United States.

Acquisitions

On January 23, 2006, we completed the acquisition of 3S Self-Storage Systems SAS a company that operates nine self-storage facilities in various metropolitan areas in France where we already have operating properties. 3S Self-Storage Systems SAS owns six of the facilities and leases the other three under operating leases. We completed the acquisition through Second Shurgard, our 20% owned European joint venture for total cash consideration and acquisition costs of approximately $47.4 million. We financed the acquisition with $20.0 million from draws on Second Shurgard’s credit facility and the remainder with Second Shurgard’s cash from equity contributions provided by us and our 80% joint venture partner. We incorporated the results of operations of the acquired entity in our condensed consolidated financial statements from the date of acquisition.

This acquisition was accounted for as a purchase transaction. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Receivables and other assets (1)	$4,965
Property held for sale	2,547
Operating storage centers	42,466

Total assets acquired	49,978
Accounts payable and other liabilities assumed	(2,591)

Net assets acquired	$47,387

(1)	Receivables and other assets include an operating lease related intangible of $880,000 that is amortized over the remaining period of the lease.

Additionally, in March 2006, we acquired a self-storage center in France for cash of $3.1 million.

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PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Other Assets and Accounts Payable and Other Liabilities

The following table summarizes other assets:

	March 31, 2006	December 31, 2005
	(in thousands)
Financing costs, net of accumulated amortization of $24,846 in 2006 and $22,852 in 2005	$33,481	$34,121
Trade receivable, net of allowance of $4,983 in 2006 and $4,681 in 2005	15,187	14,964
Prepaid expenses	13,675	14,751
Software costs, net of accumulated amortization of $3,504 in 2006 and $3,056 in 2005	15,266	14,638
Notes receivable	14,397	13,868
Non-competition, trademark and management agreements, net of accumulated amortization of $10,318 in 2006 and $9,827 in 2005	3,695	4,186
Other accounts receivable	16,028	10,958
Derivatives—assets (see Note 8)	5,080	4,709
Other assets, net of accumulated amortization of $1,639 in 2006 and $1,575 in 2005	8,262	7,053

Total other assets	$125,071	$119,248

The following table presents the components of accounts payable and other liabilities:

	March 31, 2006	December 31, 2005
	(in thousands)
Accounts payable	$12,508	$17,937
Accrued real estate taxes	12,803	12,652
Accrued personnel cost	16,981	15,711
Accrued interest	9,915	15,330
Prepaid revenue and deposits	32,095	28,641
Taxes payable (1)	14,529	15,765
Accrued expense related to exploration of strategic alternatives	360	11,350
Derivatives—liabilities (see Note 8)	10,040	23,997
Other accrued expenses and liabilities	33,905	40,052

Total accounts payable and other liabilities	$143,136	$181,435

(1)	Consists of Value added tax, franchise tax, income tax and sales and use tax.

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PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Lines of Credit

The following table summarizes our lines of credit:

	March 31, 2006	December 31, 2005	Weighted Average interest rate at March 31, 2006	Weighted Average interest rate at December 31, 2005
	(in thousands)
Unsecured domestic line of credit	$270,700	$233,500	5.62%	5.46%
Unsecured domestic term loan credit facility	350,000	350,000	5.76%	5.76%

	$620,700	$583,500	5.70%	5.64%

As of March 31, 2006, we had an unsecured domestic credit agreement, which includes a revolving credit facility with a group of banks to borrow up to $350 million and a $350 million term loan facility that matures in February 2008. The revolving credit facility can be extended for one year at our option for a fee. The revolving credit facility and the term loan require monthly interest payments at LIBOR plus 0.90% and LIBOR plus 1.10%, respectively, at March 31, 2006. These rates can range from LIBOR plus 0.60% to LIBOR plus 1.15% for the revolving credit facility and from LIBOR plus 0.75% to LIBOR plus 1.50% for the term loan facility based on the ratings assigned to our senior unsecured long-term debt securities. As of March 31, 2006, availability under the revolving credit facility was $79.3 million.

The domestic credit agreement requires us to maintain quarterly maximum total debt and secured debt to gross asset value ratios and minimum adjusted EBITDA to fixed charges and unencumbered net operating income to unsecured interest expense ratios. The financial covenants also require us to maintain a minimum tangible net worth. A breach of these covenants and other various covenants may result in an acceleration of the maturity of amounts outstanding. The domestic credit agreement restricts our distributions to a maximum of 105% of Adjusted Funds from Operations (Adjusted FFO) for up to four consecutive quarters; after that it must not exceed 95% of Adjusted FFO. Adjusted FFO is defined in the domestic credit agreement as (i) net income (calculated in accordance with GAAP) excluding non-recurring gains and losses on or from operating properties; plus (ii) depreciation and amortization; and after adjustments for unconsolidated subsidiaries. Adjusted FFO excludes the effects of charges and costs associated with Public Storage’s merger proposal and our exploration of strategic alternatives. Contributions to Adjusted FFO from unconsolidated subsidiaries are reflected in Adjusted FFO in proportion to borrower’s share of such unconsolidated subsidiaries. The quarterly distributions did not reach 95% of the Adjusted FFO in 2005 or 2006. As of March 31, 2006, we were in compliance with these financial covenants.

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PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Notes Payable

	March 31, 2006 (1)	December 31, 2005
	(in thousands)
Domestic Notes Payable (1)
5.875% senior unsecured notes due in 2013	$200,000	$200,000
7.75% senior unsecured notes due in 2011	200,000	200,000
7.625% senior unsecured notes due in 2007	50,000	50,000
Fixed rate mortgage notes payable	166,554	167,331
Maturity dates range from 2006 to 2015
Interest rates range from 4.95% to 8.9%
Variable rate mortgage notes payable	81,674	81,410
Maturity dates range from 2006 to 2010
Interest rates range from 6.19% to 7.75%
European Notes Payable (1)
Collateralized €325 million notes payable due in 2011	392,512	384,889
Interest rate of 3.00% (EURIBOR + 0.51%)
First Shurgard and Second Shurgard	225,845	185,931
Senior credit agreements
Maturity dates range from 2008 to 2009
Interest rate of 4.78% (EURIBOR + 2.25%)
Capital leases	6,064	6,010
Maturity dates range from 2011 to 2052
Interest rates range from 6% to 14%

	1,322,649	1,275,571
Discount on domestic senior notes payable	(589)	(610)
Premium on domestic mortgage notes payable	720	759

Total Notes Payable	$1,322,780	$1,275,720

(1)	All maturities and interest rates are as of March 31, 2006.

First Shurgard and Second Shurgard have senior credit agreements denominated in euros to borrow, in aggregate, up to €272.5 million ($329.1 million as of March 31, 2006). As of March 31, 2006, the available amount under those credit facilities was, in aggregate, €85.5 million ($103.3 million). In January 2006, we amended Second Shurgard’s credit agreement such as to allow for borrowings for up to €21.9 million ($26.4 million as of March 31, 2006) to be used for acquisition of existing self-storage properties including properties under capital leases. Our draws under the First Shurgard and Second Shurgard credit facilities are determined on a development project basis, or on an acquisition project basis when applicable for Second Shurgard, and can be limited if the completion of projects is not timely and if we have certain cost overruns. The credit facilities also require us to maintain a maximum loan to value of the collateral ratio and a minimum debt service ratio. As of March 31, 2006, we were in compliance with these financial covenants.

At March 31, 2006, we had two credit facilities with $4.7 million available for draw to develop two new domestic properties.

As of March 31, 2006 and December 31, 2005, our notes payable were collateralized by storage centers with net book values of $1.47 billion and $1.42 billion, respectively.

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PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We capitalized interest of $1.0 million and $559,000 for the three-month periods ended March 31, 2006 and 2005, respectively, using a weighted-average rate of our credit facilities and senior notes payable.

Note 8—Derivative Financial Instruments

We use derivative instruments to manage risks associated with movements in interest rates and foreign currency exchange rates. We report derivative financial instruments at fair value on our consolidated balance sheets in other assets and other liabilities and had the following balances as of:

	March 31, 2006	December 31, 2005
	(in thousands)
Assets
Debt-related contracts	$3,545	$2,792
Foreign currency exchange contracts	$1,535	$1,917

	$5,080	$4,709

Liabilities
Debt-related contracts	$(8,277)	$(21,778)
Foreign currency exchange contracts	$(1,763)	$(2,219)

	$(10,040)	$(23,997)

As of March 31, 2006 and December 31, 2005, the balance in accumulated other comprehensive income (loss) related to derivative transactions was a gain of $1.3 million and a loss of $9.5 million, respectively.

Shurgard Europe has entered into an interest rate swap to effectively fix EURIBOR at 3.714% through October 2011 on €325 million of variable rate debt. This swap is designated as a cash flow hedge and was a liability of $2.3 million and $12.9 million at March 31, 2006 and December 31, 2005, respectively. Shurgard Europe has also entered into foreign currency exchange derivatives designated as cash flow hedges. These instruments were liabilities of $1.4 million and assets of $470,000 at March 31, 2006, and liabilities of $1.7 million and assets of $940,000 at December 31, 2005. We had undesignated interest rate caps for interest rate changes between October 2011 and October 2014 that we entered into as part of Shurgard Europe’s bond issuance. Shurgard Europe’s interest rate cap was an asset of $3.5 million and $2.8 million at March 31, 2006 and December 31, 2005, respectively, and expires in October 2014. To offset the earnings impact of this cap, we sold two interest rate caps with terms, that combined, reciprocate those of Shurgard Europe’s cap. These caps were liabilities of $3.8 million and $3.0 million at March 31, 2006 and December 31, 2005, respectively.

First Shurgard has entered into interest rate swaps designated as cash flow hedges of interest payments on future borrowings under its credit facility. In June 2005, we determined that a swap had ceased to be an effective hedge and no longer qualified for hedge accounting. Accordingly, we reclassified the remaining related accumulated other comprehensive loss to earnings. During the three months ended March 31, 2006, we reclassified $95,000 through earnings for this instrument that matured in March 2006. The weighted-average notional amounts and fixed pay rates of these swaps designated as cash flow hedges are as follows (euros in millions):

	2006	2007	2008
Notional amounts	€123.6	€118.8	€45.1
Weighted-average pay rates	3.7%	3.8%	3.8%

The swap agreements were liabilities of $1.4 million and $2.7 million at March 31, 2006 and December 31, 2005, respectively.

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PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

First Shurgard has also entered into foreign currency exchange derivatives designated as cash flow hedges or economic hedges of net investments in subsidiaries outside the euro zone. These instruments, which mature in May 2008, were liabilities of $360,000 and $490,000 at March 31, 2006 and December 31, 2005, respectively. We recognized a loss of $150,000 and a gain of $420,000 in currency translation adjustment on our consolidated balance sheet for those derivatives for the three-month periods ended March 31, 2006 and 2005, respectively.

In connection with financing agreements, First Shurgard also entered into call options maturing on May 27, 2008, for the purchase of €15 million equating to $18.6 million at a fixed exchange rate. This transaction does not qualify for hedge accounting. These instruments were assets of $1.0 million and $970,000 at March 31, 2006 and December 31, 2005, respectively.

Second Shurgard has entered into interest rate swaps designated as cash flow hedges of interest payments on future borrowings under its credit facility. In March 2006, we determined that one of these EURIBOR swaps, with a €60 million notional amount no longer qualified for hedge accounting. Based on our methodology for determining hedge effectiveness we determined the swap to be no longer effective in offsetting changes in cash flows of the hedged variable rate borrowing. As a result, for the three months ended March 31, 2006, we recognized through earnings a gain of $300,000, representing the change in fair value of the swap from the date the hedge first fell out of effectiveness through the end of the quarter, of which $240,000 was allocated to our joint venture partner. Accordingly, we are reclassifying the remaining related accumulated other comprehensive loss, net of minority interest of €50,000 ($60,000 at March 31, 2006) to earnings through the swap’s maturity. The weighted-average notional amounts and fixed pay rates of these swaps are as follows (euros in millions):

	2006	2007	2008	2009
Notional amounts	€91.4	€123.3	€125.2	€69.3
Weighted-average pay rates	3.8%	3.7%	3.7%	3.7%

These swap agreements were liabilities of $810,000 and $3.1 million at March 31, 2006 and December 31, 2005, respectively.

Note 9—Shareholders’ Equity

We had the following activity with respect to common stock in the quarters ended March 31, 2006 and 2005:

	Three months ended March 31,
	2006	2005
Shares issued for dividend reinvestment	5,006	8,523
Shares issued for options exercised and employee stock purchase plan	204,650	23,412
Restricted shares issued	—	1,418

Note 10—Stock-Based Compensation and Benefit Plans

Summary of stock compensation plans

We have several stock-based compensation plans that provide for the granting of options, as well as restricted stock awards, performance awards, stock unit awards and distribution equivalent rights. A more detailed description of these plans can be found in our 2005 annual report on Form 10-K. As of March 31, 2006, awards outstanding consisted of stock options, restricted stock, restricted stock units and stock appreciation rights. Stock options, restricted stock and restricted stock units are settled at exercise or converted upon vesting

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through issuance of new shares; stock appreciation rights are settled in cash. As of March 31, 2006, we had 3.1 million authorized shares available for future grants under our 2004 Long-Term Incentive Plan (the 2004 Plan).

Compensation expense

Effective January 1, 2006, we adopted the provisions of SFAS 123R using the modified prospective method as described in further detail in Note 2. Total stock-based compensation expense for the three months ended March 31, 2006 was $2.0 million, of which $940,000 related to stock options, $600,000 related to restricted stock and restricted stock units, and $490,000 related to stock appreciation rights. Of the $2.0 million compensation expense, $200,000 relates to the effect of the requirement under SFAS 123R to recognize, on a fair value basis, compensation expense for certain awards that had previously been expensed based on the awards’ intrinsic value, net of the cumulative effect that resulted from applying estimated expected pre-vesting forfeitures. This $200,000 cumulative effect has been reported on our condensed consolidated statement of income as a cumulative effect of change in accounting principle.

The following table illustrates the effect on net income and earnings per share if we had applied the recognition provisions of SFAS 123 to record stock-based compensation in all periods presented:

For the three months ended March 31, 2005
(in thousands except per share data)
Net income:
As reported	$5,256
Add: Stock based compensation expense included in reported net income	472
Less: Pro forma stock based compensation expense	(862)

Pro forma net income	$4,866

Basic and diluted net income per share:
As reported	$0.05
Pro forma	$0.04

As of March 31, 2006, we had $12.8 million of unrecognized compensation expense, net of estimated pre-vesting forfeitures, related to unvested awards under our stock-based compensation plans, of which $5.5 million relates to stock options, $5.4 million relates to restricted stock and restricted stock units and $1.9 million relates to stock appreciation rights. We expect to recognize the unrecognized compensation expense over a weighted-average period of 2.0 years.

Stock options

We estimate the fair value of stock option awards using the Black-Scholes option-pricing model. The fair value of option awards is expensed on a straight-line basis over the vesting period of the options. Expected volatility is based on historic volatility of our stock adjusted for current trends. The risk-free interest rate is based on the yield curve of a risk free investment on the grant date with a maturity equal to the expected term of each award. We use historical data and trends in actual forfeitures to estimate pre-vesting forfeitures; compensation expense is recognized only for the portion of awards that is expected to vest. The expected term of awards is derived from historical experience under our stock-based compensation plans and represents the period of time that awards are expected to be outstanding.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. stock options: As of March 31, 2006, we had approximately 2.6 million stock options outstanding that were issued to our employees and non-employee directors in the United States. Each stock option provides the recipient the right to purchase shares of our Class A common stock at the fair value of our common stock as of the date of grant. Stock options have a ten-year term from the grant date and vest over a minimum of three years under the 2000 Long-Term Incentive Plan (2000 Plan) and a minimum of four years under the 2004 Plan with a vesting schedule determined by the plan administrator at the time of grant.

The fair value of options granted under our stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with weighted-average assumptions as follows:

	Three months ended March 31,
	2006	2005
Dividend yield	3.88%	5.26%
Expected volatility	20%	22%
Risk free interest rate	4.50%	3.76%
Expected life (in years)	5.5	5.6
Fair value per option	$9.23	$5.31

The following table summarizes changes in options outstanding under the plans:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value
				(in thousands)
Outstanding, January 1, 2006	2,817,587	$35.11	6.6 years	$60,862
Granted	790	$58.33
Forfeited	(2,681)	$51.44
Exercised	(196,075)	$30.55

Outstanding, March 31, 2006	2,619,621	$35.44	6.4 years	$81,704

Exercisable, March 31, 2006	1,709,482	$28.92	5.1 years	$64,460

Vested and expected to vest in the future, at March 31, 2006	2,482,697	$34.68	6.3 years	$79,312

The total intrinsic value of options exercised during the three months ended March 31, 2006 and 2005, was $6.9 million and $260,000, respectively. Intrinsic value is measured using the fair value of the stock at the date of exercise (for options exercised during the period) or at the specified date (for options outstanding), less the applicable exercise price.

Shurgard Self Storage SCA stock options: Certain of our key employees in Europe receive incentive stock options for shares in our subsidiary, Shurgard Europe, under our Shurgard Self Storage SCA European Share Plan (European Plan). These options have a ten-year contractual term, vest in full at the end of a three-year period from the grant date, and are generally forfeited if a recipient’s employment is terminated prior to maturity. Recipients of Shurgard Europe’s stock options may exercise options upon vesting and have the right to require Shurgard to repurchase the shares for cash at fair value after the recipient’s employment with Shurgard Europe terminates. As a result, the cumulative compensation expense is presented as a liability in our consolidated balance sheet and compensation expense recognized for these awards will equal the appreciation in the fair value of the underlying shares of Shurgard Europe over the exercise price of the option from the date of grant through the date of the redemption of the shares.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2006 and December 31, 2005, options for 4,152 shares were outstanding under our European Plan with a weighted average exercise price of $1,495 per share of Shurgard Europe. At March 31, 2006, these options had a weighted average remaining contractual term of 8.9 years and an aggregate intrinsic value of $910,000. Of the 4,152 options outstanding as of March 31, 2006, 237 were exercisable at a weighted average exercise price of $1,147 per share; vested options had a remaining contractual term of 6.5 years and an aggregate intrinsic value of $130,000.

As of March 31, 2006, the fair value of Shurgard Europe’s stock options has been estimated using the Black-Scholes option-pricing model with weighted-average assumptions as follows:

March 31, 2006
Per-share fair value of Shurgard Europe stock	$1,715
Expected volatility	20.0%
Risk free interest rate	3.9%
Expected term (in years)	4.9
Dividend yield	0.0%
Fair value per option	$542

Restricted stock and restricted stock units

U.S. restricted stock and restricted stock units: We grant restricted shares and restricted stock units to key employees in the United States and in Europe under our 2000 Plan and 2004 Plan. Restricted shares entitle the grantees to all shareholder rights with respect to voting and receipt of dividends during the restriction period, except restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of prior to vesting. Awards generally vest ratably over five years. We recognize compensation expense for restricted shares and restricted share units on a straight-line basis over the vesting period based on the grant date fair value of a single share of our Class A common stock multiplied by the number of awards expected to vest. Generally, if a grantee’s employment is terminated prior to the end of the five-year period, the unvested shares will be forfeited.

The table below presents the activity for restricted shares and restricted stock units for the three months ended March 31, 2006:

	Restricted Stock		Restricted Stock Units
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, Jan. 1, 2006	112,753	$44.53	—	$—
Granted	—	$—	20,102	$60.16
Vested	(270)	$38.56	—	$—
Forfeited	—	$—	—	$—

Outstanding, March 31, 2006	112,483	$44.55	20,102	$60.16

Weighted average remaining term (years)	1.8		2.8
Aggregate intrinsic value (in millions)	$7.5		$1.3

Shurgard Self Storage SCA restricted stock units: We have granted 286 restricted stock units under our European Plan to certain key employees in Europe. These awards are paid in shares of Shurgard Europe and vest

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in full after three years from the date of grant. After the recipient’s employment with Shurgard Europe has terminated, holders of these restricted stock units will have the right to require us to repurchase vested shares at fair value for cash. As a result, the cumulative compensation expense is presented as a liability in our consolidated balance sheet and total compensation expense recognized for these awards will equal the fair value of the underlying shares of Shurgard Europe at the date of the redemption of the shares. During the three months ended March 31, 2006, we recorded $110,000 of stock based compensation expense for these awards. As of March 31, 2006, we estimate the value of these awards at $490,000 based on an estimated value of Shurgard Europe’s stock of $1,715 per share. The accrued liability as of March 31, 2006, included in our condensed consolidated balance sheet was $110,000; the unrecognized compensation cost was $380,000; the weighted average remaining term was 2.3 years.

Stock appreciation rights

We grant stock appreciation rights to most of our employees in Europe under our Shurgard Europe Gain Sharing Plan (Gain Sharing Plan). Recipients are entitled to receive a payment at maturity based on the sum of the appreciation of our common stock and dividends paid over the vesting period. The rights vest in full at the end of a three-year term and are generally forfeited if a participant’s employment is terminated prior to maturity. Compensation expense is recognized in our financial statements ratably over the three-year vesting period, net of estimated pre-vesting forfeitures. Gain Sharing Plan awards are settled in cash when they vest. As a result, the compensation expense recognized over the vesting period for Gain Sharing Plan awards under SFAS 123R will equal the fair value (i.e., cash value) of an award as of the last day of the vesting period multiplied by the number of awards that are earned. We determine the fair value of stock appreciation rights using a Black-Scholes option-pricing model, using assumptions that are generally consistent with those we used in valuing U.S. stock options, plus dividend rights accrued for all rights outstanding. The expected term of stock appreciation rights is each award’s remaining contractual term. As of March 31, 2006, 144,109 stock appreciation rights were outstanding, which had a weighted average remaining contractual term of 1.9 years, and an aggregate intrinsic value of $2.7 million.

Measurement of compensation costs for Gain Sharing Plan awards and stock options of Shurgard Europe

Grants to employees of our European subsidiary of both stock appreciation rights granted under our Gain Sharing Plan and stock options for shares of Shurgard Europe under our European Plan represent awards that are classified and accounted for as liabilities under SFAS 123R. Accordingly, SFAS 123R requires the quarterly compensation expense recognized during the vesting period to be based on the fair value of Shurgard Europe’s stock options and Gain Sharing Plan awards as of the end of the most recent accounting period. Prior to the end of the vesting period, compensation costs for these awards are based on the awards’ most recent fair values, determined as of the end of the accounting period, and the number of months of service rendered during the vesting period.

Modifications of stock-based compensation and benefit plans under our plan of merger

Under the terms of our proposed merger with Public Storage, all U.S. stock options outstanding (except for certain options issued to nonemployee directors) will become fully vested as of the consummation of the merger and will be converted into options to acquire shares of Public Storage common stock. Outstanding stock options granted to our nonemployee directors will terminate as of the consummation of the merger; for 20 days prior to the consummation of the merger, each director will be entitled to exercise all options granted to such director, whether vested or unvested. Any outstanding restricted shares of Shurgard common stock held by employees and directors that were granted under our stock-based compensation plans will be converted into the number of shares of Public Storage common stock obtained by multiplying such number of restricted shares of Shurgard

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock by 0.82. In addition, each of our executive officers is a party to a senior management employment agreement that provides for payments in the event that the executive’s employment is terminated, within two and a half years after a business combination, including the consummation of the merger with Public Storage, either by the executive for good reason or by Shurgard for any reason other than death, disability or for cause.

Other stock compensation and benefit plans

As required by the Merger Agreement our employee stock ownership plan (the ESOP), which is part of our employee retirement savings plan, and our employee stock purchase plan (the ESPP) were suspended as of March 6, 2006, the date of the Merger Agreement. During the three months ended March 31, 2006, we funded the ESOP contributions that were included in accrued compensation costs as of December 31, 2005, related to amounts earned by employees in 2005. For our ESOP, there will be no further funding in subsequent periods and, as a result, no related expense was incurred during the three months ended March 31, 2006. Related to our ESPP, we issued all shares during the three months ended March 31, 2006, for employee contributions made from January 1, 2006 through March 6, 2006.

Note 11—Income Taxes

We conduct our domestic non-REIT activities primarily through TRSs. Our foreign non-REIT activities are primarily conducted through six European taxable TRSs.

The components of deferred tax assets (liabilities) for Shurgard’s taxable operations at March 31, 2006 and December 31, 2005 are included in the table below. As of March 31, 2006 and December 31, 2005, we had established a valuation allowance against the value of our net deferred tax assets. Our domestic TRS entities have started to generate taxable income, which resulted in a reduction of our domestic deferred tax assets as of March 31, 2006 compared to December 31, 2005. However, given the history of losses of our domestic TRS and of our European operations, we have concluded that there is currently insufficient evidence to justify recognition of the benefits of these deferred tax assets on our books. At the time the transaction with Public Storage is consummated, it is possible that certain domestic and European net operating loss carryforwards, could be lost in whole or in part.

	March 31, 2006	December 31, 2005
	(in thousands)
Domestic	$9,483	$9,627
Foreign	100,493	95,062

Net deferred tax asset before valuation allowance	109,976	104,689
Valuation allowance	(109,976)	(104,689)

Net deferred tax asset	$—	$—

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Restructuring and Exit Costs

In June 2005, when we acquired the remaining minority interest in Shurgard Europe, we announced a plan to change the management structure, including the consolidation of certain national offices, and recorded charges associated with these activities, including certain termination benefits payable to certain involuntarily terminated employees and lease termination costs relating to certain leased office facilities that we ceased using in 2005. Under this plan, we also announced that we would undertake further cost reduction initiatives through the end of 2007. In 2005, we started implementing cost reductions by consolidating certain departments, and we reduced the number of positions in the operations management, real estate and finance groups in various countries. We record the charges related to these cost reduction initiatives as the various initiatives take effect. We also recognized a liability for lease termination costs based on the remaining rental payments under the lease less estimated market sublease payments we might receive should we sublease the space. The operating leases for facilities we have ceased to use expire in 2009. We expect to incur additional expenses in 2006 and 2007 as we make further reorganization decisions. The following table summarizes costs incurred since June 2005 for our plan to change the management structure of Shurgard Europe:

(in thousands)
Exit costs for lease obligations	$342
Exit costs for severance	2,021
Payments made	(1,738)

Total accrued exit costs as of December 31, 2005	625
Exit costs for severance	77
Payments made	(355)
Effect of foreign exchange	45

Total accrued exit costs as of March 31, 2006	$392

In December 2001 and 2003, our board of directors approved exit plans to discontinue our containerized storage operations. In connection with these decisions, we accrued incremental costs expected to be incurred during the closing of the warehouses affected by our exit plan. As of March 31, 2006, we had a remaining liability of $590,000 for warehouse operating lease obligations through 2008. The liability is recognized at its fair value for the remaining lease rentals, reduced by estimated sublease rentals and is reevaluated periodically. As of March 31, 2006, we had entered into subleasing agreements for all seven warehouses, including some on a month-to-month basis.

Since 2001, we have incurred $5.4 million of exit costs related to containerized storage operations. During the three months ended March 31, 2006, we incurred $80,000 related to exit costs and we made payments of $260,000.

Additionally, in the first quarter of 2006, we recorded a restructuring liability of approximately $190,000 related to the acquisition of 3S Self-Storage Systems SAS (see Note 4) which was included as part of the costs of the assets.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Net Income (Loss) Per Share

The following summarizes the computation of basic and diluted net income (loss) per share for the three-month periods ended March 31, 2006 and 2005:

	Three months ended March 31,
	2006	2005
	(in thousands except share data)
Results of operations—Numerator
Income (loss) from continuing operations	$5,191	$(1,331)
Preferred dividends and other	(3,037)	(3,042)

Income (loss) from continuing operations available to common shareholders	2,154	(4,373)
Discontinued operations	68	6,587
Cumulative effect of change in accounting principle	(200)	—

Net income available to common shareholders	$2,022	$2,214

Effect of dilutive stock based awards	$—	$—

Weighted average share amounts—Denominator
Basic weighted average shares outstanding	46,955	46,514
Effect of dilutive stock based awards	1,228	—

Diluted weighted average shares outstanding	48,183	46,514

Basic per share amounts
Income (loss) from continuing operations available to common shareholders	$0.04	$(0.09)
Discontinued operations	—	0.14
Cumulative effect of change in accounting principle	—	—

Net income available to common shareholders	$0.04	$0.05

Diluted per share amounts
Income (loss) from continuing operations available to common shareholders	$0.04	$(0.09)
Discontinued operations	—	0.14
Cumulative effect of change in accounting principle	—	—

Net income available to common shareholders	$0.04	$0.05

We have excluded the following non-dilutive stock options and unvested common stock awards for certain periods from the computation of diluted earnings per share, because the options’ exercise prices were greater than the average market price of the common shares or the Company incurred a loss from continuing operations available to common shareholders during the reporting period:

	For the three months ended
	March 31, 2006	March 31, 2005
Number of options	350,000	2.7 million
Exercise prices	$55.87 to $57.71	$21.63 to $44.01
Expiration on or before	December 2015	February 2015
Unvested common stock awards	113,000	123,000

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Foreign Operations

We conduct our foreign operations through Shurgard Europe and other European subsidiaries. Our European revenues amounted to $35.6 million or 28% of our revenues, for the three-month period ended March 31, 2006 compared to $30.4 million or 27% of our total revenues for the three-month period ended March 31, 2005.

As a result of our international operations, we recorded a $125,000 foreign exchange gain and a $3.8 million foreign exchange loss for the three months ended March 31, 2006 and 2005, respectively.

Through July 1, 2005, we were exposed to foreign currency exchange risk related to intercompany debt with or between our European subsidiaries that is not denominated in the functional currency of the subsidiary or the investee. In connection with the acquisition of the remaining interest in Shurgard Europe, we reevaluated our plans and expectations with respect to repayment of certain intercompany debt with our European subsidiaries and determined that it is prospectively a long-term-investment as defined in SFAS 52, “Foreign Currency Translation.” Accordingly, we do not recognize exchange gains or losses on such intercompany debt in our consolidated statements of income. Rather, beginning July 1, 2005, we report these translation adjustments as a component of other comprehensive income (loss). We had a foreign exchange gain of $120,000 in net income related to this intercompany debt during the first quarter of 2006 compared to a loss of $4.0 million during the first quarter of 2005. We recorded a gain of $1.4 million first quarter of 2006 as a component of other comprehensive income (loss).

Included in accumulated other comprehensive income was a cumulative foreign currency translation adjustment loss of $960,000 and $4.1 million as of March 31, 2006 and December 31, 2005, respectively.

Note 15—Discontinued Operations

In 2005, we sold five storage centers that we designated as discontinued operations as we have no continuing involvements in these properties. Of these storage centers two were sold in the first quarter of 2005 for aggregate proceeds of $14.1 million and at a gain of $6.4 million.

Additionally, in 2006, we designated one European storage center as discontinued. This property was acquired in January 2006 as part of a business acquisition (see Note 4) and has been held for sale since acquired.

We have presented the results of operations and gains on sales of these storage centers as discontinued operations for all periods presented.

The following table summarizes income from discontinued operations:

	Three months ended March 31,
	2006	2005
Discontinued operations:
Revenue	$98	$420
Operating expense	(30)	(204)
Depreciation and amortization	—	(52)

Operating income from discontinued operations	68	164
Gain on sale of properties	—	6,423

Discontinued operations	$68	$6,587

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Segment Reporting

Shurgard has four reportable segments: Domestic Same Store and New Store, and European Same Store and New Store. Our definition of Same Store includes existing storage centers acquired prior to January 1 of the previous year as well as developed properties that have been operating for a full two years as of January 1 of the current year. We project that newly developed properties will reach stabilization in an average of approximately 24 to 48 months. New Store includes existing facilities that had not been acquired as of January 1 of the previous year as well as developed properties that have not been operating a full two years as of January 1 of the current year.

These reportable segments allow us to focus on improving results from our existing real estate assets and renting up our new facilities. We evaluate each segment’s performance based on net operating income (NOI) and NOI after indirect and leasehold expenses. NOI is defined as storage center operations revenue less direct operating expenses and real estate taxes, but does not include any allocation of indirect operating expenses. Indirect operating expenses include certain shared property costs such as bank fees, regional management, purchasing, national contracts, personnel and marketing, as well as certain overhead costs allocated to property operations such as business information technology, legal services, human resources and accounting. Indirect operating expenses are allocated to storage centers based on the number of months in operation during the period and do not include internal real estate acquisition costs or abandoned development expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales and transfers. We do not allocate development and acquisition expense, depreciation and amortization, general, administrative and other, impairment, interest expense, interest income and other, net or minority interest to the segments.

The following table illustrates the results of our Same Store and New Store reportable segments as of and for the three-month periods ended March 31, 2006 and 2005. Same Store includes all storage centers acquired prior to January 1, 2005, and developments opened prior to January 1, 2004. New Store represents all storage centers acquired after January 1, 2005, and developments opened after January 1, 2004. Other Stores include properties no longer in service, properties closed in the process of being redeveloped, properties held for sale or disposed properties in which we have no remaining ownership interest as of March 31, 2006.

	For the three months ended March 31, 2006
	Domestic Same Store	Domestic New Store	Europe Same Store	Europe New Store	Other Stores	Discon- tinued Stores	Total
	(in thousands)
Storage center operations revenue	$87,583	$3,548	$32,123	$3,514	$98	$(98)	$126,768
Direct operating expense	30,601	1,580	13,923	4,003	30	(30)	50,107

Net operating income (loss)	56,982	1,968	18,200	(489)	68	(68)	76,661

Indirect operating expense	4,755	227	2,637	857	—	—	8,476
Leasehold expense	1,002	163	654	317	—	—	2,136

Indirect and leasehold expense	5,757	390	3,291	1,174	—	—	10,612

Net operating income (loss) after indirect and leasehold expense	$51,225	$1,578	$14,909	$(1,663)	$68	$(68)	$66,049

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the three months ended March 31, 2005
	Domestic Same Store	Domestic New Store	Europe Same Store	Europe New Store	Other Stores	Discon- tinued Stores	Total
	(in thousands)
Storage center operations revenue	$81,141	$651	$29,717	$721	$428	$(420)	$112,238
Direct operating expense	29,351	539	15,209	1,653	187	(169)	46,770

Net operating income (loss)	51,790	112	14,508	(932)	241	(251)	65,468

Indirect operating expense	4,399	92	4,507	576	36	(35)	9,575
Leasehold expense	1,129	35	602	—	—	—	1,766

Indirect and leasehold expense	5,528	127	5,109	576	36	(35)	11,341

Net operating income (loss) after indirect and leasehold expense	$46,262	$(15)	$9,399	$(1,508)	$205	$(216)	$54,127

The following table reconciles the reportable segments’ direct and indirect operating expense to consolidated operating expense, for the three-month periods ended March 31, 2006 and 2005:

	Three months ended March 31,
	2006	2005
	(in thousands)
Direct store operating expenses	$50,107	$46,770
Indirect operating and leasehold expense	10,612	11,341
Other operating	375	967

Operating expense	$61,094	$59,078

The following table reconciles the reportable segments’ NOI after indirect and leasehold expense per the table above to consolidated income from continuing operations for the three-month periods ended March 31, 2006 and 2005:

	Three months ended March 31,
	2006	2005
	(in thousands)
NOI after indirect and leasehold expense	$66,049	$54,127
Other revenue	842	1,386
Other operating expense, net	(375)	(967)
Real estate development expense	(1,670)	(2,930)
Depreciation and amortization	(25,923)	(23,344)
Impairment and abandoned project expense	(545)	(323)
General, administrative and other	(7,453)	(8,029)
Costs related to proposed merger	(1,465)	—
Interest expense	(29,404)	(24,125)
Gain (loss) on derivatives, net	691	(359)
Foreign exchange gain (loss)	125	(3,848)
Interest income and other, net	405	960
Minority interest	3,933	6,110
Equity in earnings of other real estate investments, net	—	21
Income tax expense	(19)	(10)

Income (loss) from continuing operations	$5,191	$(1,331)

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Commitments and Contingencies

The following table summarizes our contractual obligations, commitments and contingent liabilities as of March 31, 2006:

	Payments due by period
	Total	2006	2007-2008	2009-2010	2011 and beyond
	(in thousands)
Contractual Obligations
Long-term debt	$1,937,285	$8,431	$918,847	$85,513	$924,494
Capital and operating lease obligations	232,901	9,740	20,627	16,499	186,035

Totals	$2,170,186	$18,171	$939,474	$102,012	$1,110,529

	Amount of commitment expiration per period
	Total amounts committed	2006	2007-2008	2009-2010	2011 and beyond
	(in thousands)
Other Commercial Commitments & Contingent Liabilities
Development contract commitments (1)	$30,531	$30,309	$157	$65	$—
Proposed merger advisory fees (2)	12,900	12,900	—	—	—
Commitment to purchase interests and property (3)	5,200	5,200	—	—	—
Outstanding letters of credit and other (4)	3,785	3,767	18	—	—

Totals	$52,416	$52,176	$175	$65	$—

(1)	Includes costs to complete property development and redevelopment projects conducted with contractors. We computed the outstanding commitment based on total estimated project costs less costs incurred to date. This includes $5.3 million of development commitments on our 20% owned European joint ventures.
(2)	Includes a commitment to financial advisors on the proposed merger with Public Storage. See further discussion below.
(3)	Includes a commitment to purchase the ownership interest of a minority interest and a commitment to purchase a parcel of land. As of March 31, 2006, the commitment to purchase the real estate property was contingent upon the seller satisfying certain conditions prior to closing.
(4)	Includes primarily an outstanding letter of credit related to our insurance trust for workmen’s compensation and of letters of credit related to properties under construction.

Legal proceedings

On March 7, 2006, a putative class action complaint was filed on behalf of our public shareholders in the Superior Court of the State of Washington, King County, against Shurgard and certain of its directors entitled Staer v. Shurgard Storage Centers, Inc. et al (case no. 06-2-08148-0). The complaint alleges, among other things, that our directors breached their fiduciary duties in connection with the approval of the Merger Agreement with Public Storage, by failing to properly value the Company and by failing to protect against alleged conflicts of interest arising out of certain directors’ interests in the transaction. Among other things, the complaint seeks an order enjoining Shurgard from consummating the transactions contemplated by the Merger Agreement. We intend to defend the action vigorously. We believe that our actions and the actions of our board of directors were appropriate. We maintain directors and officers insurance, which we believe will provide coverage with respect to this matter.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We are a defendant in litigation filed on September 17, 2002, in the Superior Court of California for Orange County styled as Gary Drake v. Shurgard Storage Centers, Inc. et al (Case No. 02CC00152). The complaint alleges that we misrepresented the size of our storage units, seeks class action status and seeks damages, injunctive relief and declaratory relief against us under California statutory and common law relating to consumer protection, unfair competition, fraud and deceit and negligent misrepresentation. The Court recently ruled that the class of potential members in this lawsuit is limited to our California customers. No class has yet been certified. It is possible that we may incur losses as a result of this litigation, but we currently do not believe that the range of such losses would be material to our financial position, operating results or cash flows. However, we cannot presently determine the potential total damages, if any, or the ultimate outcome of the litigation. We are vigorously defending this action.

In addition, from time to time we are subject to various legal proceedings that arise in the ordinary course of business. Although we cannot predict the outcomes of these proceedings with certainty, we do not believe that the disposition of these matters and the matters discussed above will have a material adverse effect on our financial position, operating results or cash flows. We expense legal costs on legal proceedings as incurred.

Merger proposal

On March 6, 2006, we entered into a Merger Agreement with Public Storage, which contemplates that we will be merged with and into a subsidiary of Public Storage. Each outstanding share of our common stock will be converted into the right to receive 0.82 of a fully paid and non-assessable share of Public Storage common stock. In addition, in connection with the merger, we expect to redeem each outstanding series of our preferred stock in accordance with its terms. Holders of Shurgard’s stock options, restricted stock units and shares of restricted stock will receive, subject to adjustments, options exercisable for shares of Public Storage common stock, restricted stock units and restricted shares of Public Storage common stock, respectively.

Our board of directors and the board of directors of Public Storage have approved the Merger Agreement. The proposed merger is subject to our shareholders’ approval, Public Storage’s shareholders’ approval of the issuance of shares of Public Storage common stock to be used as merger consideration and other customary closing conditions. On April 20, 2006, Public Storage filed a registration statement on Form S-4 relating to the Public Storage common stock issuable in connection with the merger and containing a joint proxy statement seeking the approvals necessary to consummate the merger and certain other approvals as described in a joint proxy statement/prospectus. We will ask our owners of common stock to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

We have made certain representations and warranties in the Merger Agreement and have agreed to certain covenants, including, among others, subject to certain exceptions, to permit our board of directors to comply with its fiduciary duties, and not to solicit, negotiate, provide information in furtherance of, approve, recommend or enter into any other acquisition proposal (as defined in the Merger Agreement).

The Merger Agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been intended not as statements of fact, but rather as a way of allocating risk between the parties. This description of certain terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with our current report on Form 8-K dated March 7, 2006.

SHURGARD STORAGE CENTERS, INC.

PART I, ITEM 1: NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005, we had an accrued liability of $11.4 million for fees that were contingently due to our financial advisors in connection with the proposed merger with Public Storage and our review of strategic alternatives to such proposed merger. During the three months ended March 31, 2006, we paid $10.5 million of these fees plus out of pocket expenses, which became due upon entering into the Merger Agreement on March 6, 2006. Merger related expenses of $1.5 million recognized as incurred during the three months ended March 31, 2006, consisted of legal fees and reimbursements of expenses. As of March 31, 2006, we had commitments to pay our financial advisors additional success fees totaling $12.9 million, which we will recognize when incurred contingent upon the consummation of our merger with Public Storage.

Note 18—Related Party Affiliation

Charles K. Barbo, the chairman of our board of directors, indirectly owns a 0.5% ownership interest in a limited partnership known as Shurgard Institutional Fund L.P. I, a consolidated subsidiary of Shurgard. Shurgard owns a 99% interest in this entity.

Note 19—Subsequent Events

On May 5, 2006, our board of directors declared a first quarter dividend of $0.56 per common share payable on June 15, 2006 to common shareholders of record as of June 2, 2006.

CONSOLIDATED FINANCIAL STATEMENTS OF SHURGARD SELF STORAGE S.C.A.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Shurgard Self Storage SCA,

Brussels, Belgium

We have audited the accompanying consolidated balance sheets of Shurgard Self Storage, SCA. and subsidiaries (collectively “the Company”) as of December 31, 2003, 2002, and 2001 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, 2002, and 2001 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note E, the accompanying 2002 and 2001 consolidated financial statements have been restated.

DELOITTE & TOUCHE

Reviseurs d’Entreprises SC s.f.d. SCRL

Represented by Daniel Kroes

/s/    DANIEL KROES

April 23, 2004

SHURGARD SELF STORAGE S.C.A.

CONSOLIDATED BALANCE SHEETS

(in thousands)

(in U.S. dollars)

	Note	As of December 31,
		2003	2002 (as restated)	2001 (as restated)
ASSETS
Storage Centres:
Land		$137,615	$83,297	$53,623
Buildings & equipment, net		400,397	279,570	171,321
Construction in progress		12,766	87,225	68,839

Total Storage Centres	C	550,778	450,092	293,783
Investment in and receivables from affiliates	D	29,824	—	—
Cash & cash equivalents		11,965	24,978	15,324
Deferred taxation	E	—	—	—
Other assets	F	31,902	30,103	20,059

Total Assets		$624,469	$505,173	$329,166

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities		$41,637	$35,617	$24,676
Liabilities under capital leases	G	11,391	9,469	7,838
Bonds payable to an affiliated company	H	57,287	49,623
Line of credit	I	376,553	270,936	174,506
Subordinated loan payable to related party	K	—	127,620	99,534

Total Liabilities		486,868	493,265	306,554

Commitments and contingencies	N
Shareholders’ equity	L
General Partner Interest
€160.50 par value; 56 shares issued and outstanding in 2003 and 2002		10	10	10
Class A Limited Liability Partner Interest
€160.50 par value; 233,844 shares (2002: 97,733) issued and outstanding		40,948	17,769	17,769
Additional paid in capital		118,653	30	30
Profit Certificates: 219,234 (2002: 219,234) issued		139,754	139,754	139,754
Less: uncalled Profit Certificates		(26,089)	(26,089)	(47,718)

Total shareholders’ interest		273,276	131,474	109,845
Accumulated loss		(140,287)	(110,421)	(80,590)
Accumulated other comprehensive loss		4,612	(9,145)	(6,643)

Total shareholders’ equity		137,601	11,908	22,612

Total liabilities & shareholders’ equity		$624,469	$505,173	$329,166

See Notes to consolidated financial statements

SHURGARD SELF STORAGE S.C.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(in U.S. dollars)

	For the year ended December 31,
	2003	2002 (as restated)	2001 (as restated)
Revenue
Real estate operations	$67,318	$43,512	$26,526
Other revenue	11,376	—	—

Total revenue	78,694	43,512	26,526
Expenses
Operating expenses	54,383	32,236	24,296
Real estate taxes	3,540	2,193	1,777
Depreciation and amortization	19,433	12,959	9,044
General, administrative and other expenses	6,181	4,798	3,425

Total expenses	83,537	52,186	38,542

Net loss arising from operations	(4,843)	(8,674)	(12,016)

Other Income (Expense)
Interest income and other	1,520	620	482
Interest and other charges	(21,508)	(13,863)	(9,206)
Interest expense on bonds payable to an affiliated company	(6,889)	(1,403)	—
Interest expense on subordinated loan payable to related party	(7,774)	(8,881)	(7,750)
Exchange translation gain on bonds payable to an affiliated company	9,830	2,357	—

Net loss before taxation	(29,664)	(29,844)	(28,490)
Income tax (charge) benefit	(202)	13	—

Net loss before cumulative effect of a change in accounting principle	(29,866)	(29,831)	(28,490)
Cumulative effect of a change in accounting principle	—	—	(1,106)

Net loss	$(29,866)	$(29,831)	$(29,596)

See Notes to consolidated financial statements

SHURGARD SELF STORAGE S.C.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(in U.S. dollars)

		For the year ended December 31,
	Note	2003	2002 (as restated)	2001 (as restated)
Operating activities:
Net loss		$(29,866)	$(29,831)	$(29,596)
Adjustments to reconcile earnings to net cash used in operating activities
Income tax charge (benefit)		202	(13)
Share of loss of affiliate		1,135	—	—
(Gains) on disposal of property		—	(257)	(20)
Cumulative effect of a change in accounting principle				1,106
Derivative expense		192	—	—
Depreciation and amortization		19,433	12,959	9,044
Amortization of financing costs as interest expense		4,651	3,268	2,706
Exchange translation gain on bonds payable to an affiliated company		(9,830)	(2,357)	—
Interest and redemption premium accrued on bonds payable to an affiliated company		6,889	539	—
Subordinated loan payable to related party	K	7,774	8,893	7,735
Changes in operating accounts:
Receivables from affiliate	D	(6,307)	—	—
Other assets		2,202	(5,742)	(1,016)
Accounts payable and other liabilities		1,630	4,608	7,429

Net cash used in operating activities		(1,895)	(7,933)	(2,612)

Investing activities:
Payments for site acquisition and construction		(79,459)	(114,634)	(104,889)
Transfer of assets to affiliate	D	44,139	—	—
Proceeds of derivative contract		2,283	—	—
Investment in affiliate	D	(22,357)	—	—
Proceeds of disposal of property		—	4,216	43
Payments for other intangible assets		(768)	(666)	(470)

Net cash used in investing activities		(56,162)	(111,084)	(105,316)

Financing activities:
Proceeds from issue of Profit Certificates	L	—	21,837	38,339
Proceeds from issue of Partner Interests	L	7,316	—	—
Proceeds from lines of credit		45,494	57,188	76,678
Proceeds from bonds payable to an affiliated company		—	49,317	—
Repayment of subordinated loan payable to related party	K	(7,344)	—	—
Increase in liabilities under capital leases		44	177	(54)
Payment of financing and related costs		(4,134)	(3,207)	(4,809)

Net cash provided by financing activities		41,376	125,312	110,154

Net effect of translation on cash		3,668	3,359	(664)

(Decrease) increase in cash and cash equivalents		(13,013)	9,654	1,562
Cash and cash equivalents at start of year		24,978	15,324	13,762

Cash and cash equivalents at end of year		$11,965	$24,978	$15,324

Supplemental schedule of cash flow information:
Interest paid net of capitalization		$10,114	$9,055	$6,315

Capital lease obligation incurred on site acquisition		$—	$—	$5,989

Partner Interests issued for contribution in kind of subordinated loan payable to related party		$135,548	$—	$—

Total amount of corporate income taxes paid		$202	$(13)	$—

See Notes to consolidated financial statements

SHURGARD SELF STORAGE S.C.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands)

(in U.S. dollars)

	General Partner Interest	Limited Partner Interest and profit certificates	Additional paid-in capital	Accumulated loss	Accumulated other comprehensive loss	Total shareholders’ equity
Balance January 1, 2001 (as restated)	$10	$71,902	$30	$(50,994)	$(6,392)	$14,556
Increase in shareholders’ interest		37,903				37,903
Comprehensive loss:
Net loss				(29,596)		(29,596)
Other Comprehensive Income (loss):
Gain on derivative instruments					900	900
Foreign currency translation				—	(1,151)	(1,151)

Total Comprehensive Loss:	—	—	—	(29,596)	(251)	(29,847)

Balance January 1, 2002 (as restated)	10	109,805	30	(80,590)	(6,643)	22,612
Increase in shareholders’ interest		21,629				21,629
Comprehensive loss:
Net loss				(29,831)		(29,831)
Other Comprehensive Income (loss):
Loss on derivative instruments					(2,483)	(2,483)
Foreign currency translation				—	(19)	(19)

Total Comprehensive Loss:	—	—	—	(29,831)	(2,502)	(32,333)

Balance January 1, 2003 (as restated)	10	131,434	30	(110,421)	(9,145)	11,908
Increase in shareholders’ interest cash		1,204	6,074			7,278
Increase in shareholders’ interest non cash		21,975	112,549			134,524
Comprehensive loss:
Net Loss				(29,866)		(29,866)
Other Comprehensive Income (loss):
Gain on derivative instruments					1,795	1,795
Foreign currency translation				—	11,962	11,962

Total Comprehensive Loss:	—	—	—	(29,866)	13,757	(16,109)

Balance December 31, 2003	$10	$154,613	$118,653	$(140,287)	$4,612	$137,601

See Notes to consolidated financial statements

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Organization

Shurgard Self Storage S.C.A. (the Company) was incorporated under Belgian Law as a Société en Commandite Simple on December 8, 1994 and reorganized as a Société en Commandite par Actions on September 28, 1999. The Company invests directly or through wholly-owned subsidiaries in Belgium, the Netherlands, France, Sweden, Denmark, the United Kingdom and Germany (Collectively the “Group”) in the development and operation of self-service storage properties providing month-to-month leases for business and personal use.

Note B—Summary of Significant Accounting Policies

Basis of presentation: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the basis described below.

Consolidation: The consolidated financial statements include the accounts of the Company and all of its domestic and foreign subsidiaries and joint ventures in which the Company has effective control as evidenced by, among other factors, holding a majority interest in the investment and having the ability to cause a sale of assets. All investments in joint ventures that do not qualify for consolidation, but in which the Company exercise significant influence, are accounted for under the equity method (See Note D). All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New accounting principles: In November 2002, the FASB issued FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Group have not entered into any guarantees or modified any existing guarantees subsequent to December 31, 2002 and therefore adoption of this statement has had no effect on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amended SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. On December 31, 2002, the Group adopted the disclosure provisions of SFAS 148 and continues to account for stock-based compensation under APB Opinion No. 25 “Accounting for Stock Issued to Employees.” Therefore, the adoption of SFAS 148 did not have any effect on its financial position or results of operations. The following table reflects pro forma net income as if the Group had recognized stock-based compensation expense using the fair value method in accordance with SFAS 123. As the Group is a non-public

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entity, the fair value of options issued in 2003 and 2002 was calculated at their minimum value of $99 (2002: $78) per option granted, applying a risk free interest rate of 2.75% and 2.74%, respectively. All grants of options were made at fair market value and no compensation expense has been recorded in Net Loss for the year ended December 31, 2003, 2002, and 2001.

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Net loss as reported	29,866	29,831	29,596
Add: proforma compensation expense	49	12	—

Proforma net loss	29,915	29,843	29,596

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin 51, “consolidated financial statements”, for entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as revised by FIN 46R in December 2003, becomes effective for variable interest entities for periods ending after March 15, 2004. The Group is in the process of determining whether First Shurgard SPRL, an entity newly formed in May 2003 (Note D), meets the definition of a Variable Interest Entity under the conditions outlined in FIN 46R.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which requires that certain financial instruments previously accounted for as equity should be classified as liabilities in statements of financial position. In December 2003, the FASB issued a revised SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements 87, 88 and 106”. Adoption of these statements has no effect on the Group’s financial position, results of operations or cash flows.

Accounting for Derivative Instruments and Hedging Activities: The Group has adopted the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as cash flow hedges, the effective portion of the gain or loss on such derivative instruments will generally be reported in Other Comprehensive Income (OCI) and the ineffective portion, if any, will be reported in net income. Such amounts recorded in accumulated OCI will be reclassified into net income when the hedged item affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with the changes in fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

Foreign exchange: The consolidated financial statements are initially prepared in euro, the primary functional currency of the Group. Assets and liabilities of certain subsidiaries outside the euro zone, whose

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

functional currencies are the local currencies of the countries in which they are located, are translated in accordance with SFAS 52, “Foreign Currency Translation”. In accordance with SFAS 52, assets and liabilities of such subsidiaries denominated in local currencies are translated into euro at the exchange rates in effect at the balance sheet date and revenue and expenses are translated at average rates of exchange rate prevailing during the year. Gains or losses arising from such translation, together with gains or losses on translation of intercompany loans to such subsidiaries that are of a long-term nature, are accumulated in OCI as a separate component of shareholders’ equity.

For presentation, these financial statements have been translated into U.S. dollars. For this purpose, the consolidated balance sheet has been converted at the exchange rate in effect at the balance sheet date and the consolidated statement of operations has been translated at average rates of exchange. Gains or losses arising from this translation are also accumulated in OCI.

The Company has entered into contracts for the hedging of that proportion of investments made in currencies outside the euro through the forward sale of such currencies. In accordance with SFAS 133, the Company records such contracts on the balance sheet at market value. Changes in market values are recorded in OCI in the same manner as for the exchange translation of the related intercompany loans as above.

Gains or losses from transactions denominated in other currencies are included in the determination of net loss.

Storage Centers: Storage centers are recorded at cost. Depreciation on buildings is recorded on a straight-line basis over their estimated useful lives, on average over 30 years and equipment and leasehold improvements are depreciated over 5 years. Repair and maintenance costs are recognized in expense as incurred, unless the costs are incurred for the replacement of existing building infrastructures.

Valuation of long-lived assets: Whenever events or changes in circumstances indicate that the carrying amounts of storage centers or other long lived assets might not be recoverable, the Group reviews the related assets for impairment using best estimates based upon reasonable and supportable assumptions and projections. The Group uses the expected cash flow method to determine if the net book value of the properties exceeds fair value less costs to sell. As at December 31, 2003, no such assets had been written down.

Cash and cash equivalents: Cash equivalents consist of money market instruments and securities with original maturities of 90 days or less.

Financing costs: Financing costs are amortized on the effective interest method over the life of the related debt (See Note I). The related expense is included in interest expense.

Revenue recognition: The majority of the Group’s customers rent under month-to-month lease agreements and revenue is recognized at the contracted rate for each month occupied. Revenue related to customers who sign longer period leases is recognized ratably over the term of the lease. Revenue from development fees in respect of stores developed on behalf of First Shurgard SPRL (See Note D) is recognized as earned to the extent of development costs incurred and stores opened, calculated on the basis set out in the joint venture agreements. Revenue from management fees in respect of the operation of those stores is recognized based upon the revenue of those stores.
Financial instruments: The carrying values reflected on the balance sheet at December 31, 2003 reasonably approximate the fair value of cash and cash equivalents, other assets, accounts payable, lines of credit and other liabilities.

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes: The Group accounts for income taxes under the provisions of SFAS 109, “Accounting for Income Taxes.” SFAS 109 requires companies to account for deferred income taxes using the asset and liability method. Deferred taxation liabilities or assets are recognized for the estimated future tax effects, based upon enacted tax law, attributable to temporary differences in the timing of recognition of transactions for reporting and tax purposes. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Comprehensive income: The Group follows SFAS 130, “Reporting of Comprehensive Income”. SFAS 130 establishes rules for the reporting of comprehensive income and its components. Comprehensive income comprises net income, foreign currency translation adjustments and adjustments to market value of certain derivative instruments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

Segment information: The Group has adopted SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about products, services, geographic areas and customers. The segments adopted by the Group and related financial information are set out in Note O.

Environmental costs: Group policy is to accrue environmental assessments and/or remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. The majority of Group real estate facilities have undergone independent environmental investigations and Group policy is to have such investigations conducted on all new real estate acquired. Although there can be no assurance that there is no environmental contamination, the Group is not aware of any such contamination which individually or in aggregate would be material to its business, financial condition or results of operations.

Note C—Storage Centers

	2003	2002	2001
	(in thousands)
Land	137,615	83,297	53,623
Buildings	437,094	299,857	177,551
Properties under capital lease	12,040	5,640	5,297
Equipment and other	16,089	11,249	8,675

Total property, plant & equipment	602,838	400,043	245,146
Less: accumulated depreciation (Including $1,393,000 on leased assets)	(64,826)	(37,176)	(20,202)

	538,012	362,867	224,944
Construction in progress	12,766	87,225	68,839

Net book value	550,778	450,092	293,783

As at December 31, 2003, the Group had outstanding commitments under contracts for the acquisition and construction of new storage centers totaling $43,777,000. This amount includes the value of certain contracts for the acquisition of new properties, the completion of which are subject to conditions such as the achievement of planning consents. In 2003, 2002 and 2001, interest of $948,000, $2,149,000 and $1,927,000 respectively relating to the development of storage centers was capitalized.

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note D—Investment in and Receivables from Real Estate Affiliate

This comprises:

December 31, 2003
(in thousands)
Investment in affiliates	23,615
Amounts receivable from affiliates	7,344
Less: share of losses of affiliates	(1,135)

29,824

The investment comprises an investment in a 20% interest in the registered capital of First Shurgard SPRL (First Shurgard), a Belgian entity formed in May 2003, together with a 5.2% direct interest in one of its subsidiaries, First Shurgard Deutschland GmBH. These entities were formed under a joint venture agreement with Crescent Euro Self Storage Investments SARL (Crescent) for the development of up to 38 storage centers in the Group’s European markets. During the year, the Group transferred ten properties under development into the joint venture at their cost of $44,139,000 plus reimbursement of interest carry cost of $1,283,000, included in Interest Income in the consolidated statements of operations.

First Shurgard has equity commitments of €20,000,000 (Equivalent to $25,104,000 at December 31, 2003) from the Group and €80,000,000 (Equivalent to $100,414,000 at December 31, 2003) from Crescent, of which €15,981,000 (equivalent to $20,059,000 at December 31, 2003) remains to be drawn, and has obtained a non-recourse five year debt facility for €140,000,000 (equivalent to $175,725,000 at December 31, 2003) from a group of commercial banks. Under the terms of this debt facility, a subsidiary of First Shurgard entered into a Subscription Agreement with Shurgard Storage Centers, Inc. (Shurgard) under which Shurgard irrevocably agreed to subscribe to subordinated and unsecured registered bonds in the aggregate principal amount of up to $20,000,000. This commitment may be reduced if certain financial covenants are met and otherwise terminates not later than July 25, 2009. These bonds may generally only be drawn down either to avoid an imminent default or in the event of a default and so applied to repay amounts due under the credit agreement.

Under the joint venture agreement, the Group is responsible for the acquisition and construction of sites on behalf of First Shurgard for which First Shurgard pays development fees equal to 7% of the cost of developed storage centers, together with reimbursement of certain out-of-pocket costs and certain other initial fees in connection with capital raising. In addition, the Group has entered into a 20-year management agreement for the operation of First Shurgard stores, for which the Group receives management fees equal to 7% of revenues subject to a minimum of €50,000 (equivalent to $63,000 at December 31, 2003) per year per store, together with certain other fixed fees. In the year ended December 31, 2003, the Group received a total of $12,108,000 in development and initial fees and $403,000 in management fees from First Shurgard, which amounts are included in Other Revenue in the consolidated statement of operations, net of the Group’s share of losses of those affiliates of $1,135,000.

Store personnel of First Shurgard stores are employed either directly by the Group or under joint employment contracts between the Group and First Shurgard. First Shurgard reimburses to the Group the personnel costs of these employees, amounting in total to $801,000 in the year ended December 31, 2003.

The joint venture agreement also provides that, in addition to its initial 20% ownership interest, the Group will receive an additional 20% of First Shurgard’s income and cash flow after each of the investors has received an internal rate of return of 12% on its equity investment. First Shurgard owns the developed storage centers

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to the management agreements. Although the Group has no obligation to purchase the properties, if they are put up for sale, it has a right of first offer at fair market value.

Below is summarized financial information for First Shurgard and its subsidiary companies:

First Shurgard

Unaudited Consolidated Balance Sheet

December 31, 2003
($000)
ASSETS
Storage centers:
Land	38,201
Buildings and equipment, net	79,887
Construction in progress	13,952

Total storage centers	132,040
Cash and cash equivalents	20,951
Other assets	21,998

Total assets	174,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and other liabilities	11,618
Amounts payable to Shurgard Europe	7,344
Line of credit	55,228

Total liabilities	74,190

Minority interest	948

Shareholders’ equity	99,851

Total liabilities and shareholders’ equity	174,989

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

First Shurgard

Unaudited Consolidated Statement of Operations

December 31, 2003
$’000
Revenue
Rental revenue	596

Total revenue	596

Expenses
Operating	3,647
Real estate taxes	66
Depreciation and amortization	660
General, administrative and other	1,416

Total expenses	5,789

Loss from operations	(5,193)
Interest expense	(177)
Minority interest	63

Net loss	(5,307)

Note E—Income Taxation

The Income tax (charge) benefit comprises:

	2003	2002	2001
	$’000	$’000	$’000
Corporate income taxes payable	(202)	13	—

	(202)	13	—

The net deferred tax asset is made up as follows:

	2003	2002	2001
	$’000	$’000	$’000
Net loss before taxation	29,664	29,844	28,490

Deferred tax assets:
Tax loss carried forward	64,269	44,676	28,560
Other timing assets	2,985	2,430	909
Deferred tax liabilities:
Accelerated depreciation allowances	(2,569)	(2,791)	(2,067)
Exchange translation on bond payable	(4,664)	(850)
Other timing liabilities	(5,383)	(3,102)	(1,654)

Net deferred tax asset (Before valuation allowance)	54,638	40,363	25,748
Valuation allowance	(54,638)	(40,363)	(25,748)

Net deferred tax asset	—	—	—

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has re-evaluated the appropriateness of its deferred tax assets. Based on the fact that it has not demonstrated a history of taxable income in any jurisdiction since inception, the Group has concluded that it is not appropriate to recognize the potential future benefit of these deferred tax assets until such time as it actually begins to realize them. Consequently, in accordance with SFAS 109, a full valuation allowance is necessary. The facts considered have been present since 2001, and as a result, the Group has determined that a full valuation allowance should have been recorded for net deferred tax assets recognized in prior periods. As a result, the accompanying consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 have been restated.

A summary of the significant effects of the restatement is as follows:

	At December 31, 2002		At December 31, 2001
	As previously reported $’000	As restated $’000	As previously reported $’000	As restated $’000
Net deferred tax asset	36,428	—	24,005	—
Shareholder’s Equity	48,336	11,908	46,617	22,612

	2002		2001
	As previously reported $’000	As restated $’000	As previously reported $’000	As restated $’000
Net loss	(22,501)	(29,831)	(21,292)	(29,596)

Net operating losses carried forward at the end of 2003 amounted to $181,085,000 and they may be carried forward indefinitely in all jurisdictions.

In 2002 and 2001, net operating losses carried forward amounted to $125,860,000 and $90,167,000 respectively.

Note F—Other Assets

Other assets are comprised of:

	2003	2002	2001
	(in thousands)
Accounts receivable, net of allowances	8,710	5,187	2,490
Prepayments and deposits	8,216	10,003	1,810
Value Added Taxes recoverable	4,776	5,234	6,393
Financing costs, net of amortization	7,418	7,553	6,327
Software development and other intangibles, net of amortization	1,472	1,116	953
Other assets	1,310	1,010	2,086

	31,902	30,103	20,059

The risk on our accounts receivable is limited due to the nature of the business which is characterized by a large number of customers and low transaction values per customer.

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note G—Liabilities Under Leases

The Group has a number of operating lease commitments, including ground leases with terms up to 95 years. Under these lease agreements, the Group expensed $2,149,000, $1,416,000 and $1,209,000 in the years ended December 31, 2003, 2002 and 2001, respectively. The Group also leases five properties in Belgium and the Netherlands under capital leases with purchase options on the Belgian properties exercisable in 2011 and 2022 respectively. The liability under these leases was $11,391,000, $9,469,000 and $7,838,000 at December 31, 2003, 2002 and 2001 respectively.

The future minimum payments required under these leases are as follows (in thousands):

Year	Future payments Operating leases	Future payments Capital leases
2004	2,557	879
2005	1,840	884
2006	2,109	886
2007	2,070	889
2008	2,105	892
Following years	32,584	32,036

Note H—Bonds payable

In May 2002, the Company entered into a Subscription Agreement with Shurgard under which Shurgard irrevocably agreed to subscribe to registered bonds in the aggregate principal amount of up to $55,000,000 (reduced from $75,000,000 under amendments to the Subscription Agreement dated May and December 2003) to be issued by the Company from time to time in order to meet its development and working capital requirements. These subscription commitments automatically terminate two years following the date of the agreement.

The bonds are unsecured and subordinated to all creditors including other unsecured creditors, although they are senior to all equity distributions or distribution rights of any kind. They bear annual interest at 9.75% with an unused fee of 1% per annum on the undrawn amount. The Company has the option to pay interest in either cash or by the issue of additional bonds that are not taken into account in computing the maximum principal amount of bonds that may be issued as above. As at December 31, 2003, the aggregate face value of bonds issued under the Agreement was $55,274,000, including $6,249,000 in respect of accrued interest. In the year ended December 31, 2002, the Company also paid to Shurgard a commitment fee of 0.5% and a structuring fee of 1.5% of the initial commitment of $50,000,000.

The bonds will be redeemed on December 31, 2004 at 115% of the principal amount of the issued bonds together with accrued interest. The Company has two one year options to extend the redemption date, subject to certain conditions, and may also redeem all or any part of the outstanding bonds at any time. Any bonds so redeemed will be cancelled and may not be re-issued. The Company is accruing the redemption premium payable on the effective interest method assuming the bond will be redeemed on December 31, 2006, taking into account the options to extend the redemption date.

Under the Subscription Agreement, subject to the condition, inter alia, that the Company has already launched an Initial Public Offering on a regulated stock market, Shurgard has undertaken, if so requested, to subscribe to any capital increase in the Company prior to the redemption date to be effected by a contribution in kind of receivables arising from the outstanding bonds held by Shurgard at a price equal to 80% of the trading price of the shares at the time.

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note I—Line of Credit

This comprises:

	Amount of facility	Amount drawn	Interest rate at December 31, 2003
Bridge credit agreement end 2003	€310,000,000	$376,553,000	3.8%
Bridge credit agreement end 2002	€300,000,000	$270,936,000	4.8%

This facility, which was drawn down on 29 December 2003 in order to refinance the Group’s existing revolving credit agreement, bears interest at a margin over EURIBOR +2%, is secured by mortgages and other charges on substantially all of the storage centers and certain other assets of group companies. It is subject to customary banking covenants and is repayable on December 31, 2004. The Group is examining proposals for longer term financing.

Note J—Derivative instruments and hedging activities

The Group has used interest rate swaps and caps to manage its variable rate debt and forward contracts for the sale of foreign currencies in order to manage its foreign currency investments as described below. These transactions have been accounted for in accordance with SFAS 133 as described in Note B.

Foreign currency risk

In order to minimize the risk of changes in the fair value of assets attributable to fluctuating exchange rates, the Company entered into contracts for the hedging of that proportion of investments made in currencies outside the euro zone and financed by euro denominated debt, through the forward sale of such currencies as at December 31, 2003, the maturity date of the related financing (See note I). Credit risk was minimized through the placing of such contracts only with highly rated banks in major European financial markets. In accordance with SFAS 133, at maturity of the contracts at December 31, 2003, the Company received proceeds of $2,283,000 in respect of the market value of the contracts at that date (2002: liability of $37,000; 2001: liability of $990,000), which was recorded by a credit of $2,327,000 (2002: credit of $1,135,000; 2001: charge of $990,000) to Foreign Currency Translation in OCI.

Interest rate risk

In 2001, the Company entered into an interest rate cap agreement at 6.75% for a notional amount of €64,000,000 ($80,331,000 at December 31, 2003) and an interest rate swap fixing the interest rate at 5.24% for a notional amount of €191,000,000 ($239,739,000 at December 31, 2003), both contracts maturing on December 31, 2003. During 2002, the Company purchased two further interest rate caps at 6.75% for notional amounts of €25,000,000 ($31,379,000 at December 31, 2003) and €20,000,000 ($25,104,000 at December 31, 2003) respectively maturing also on December 31, 2003, for a total cost of €36,000 ($45,000 at December 31, 2003). Although these transactions were designated as cash flow hedges of the interest rate risk attributable to changes in the variable rate interest on the Group’s Line of Credit (Note I), the terms differed from the underlying debt in that, at December 31, 2002, the notional value of the contracts exceeded the amount drawn under the Line of Credit by €41,500,000 ($43,496,000 at December 31, 2002) (2001: €58,000,000; $51,377,000 at December 31, 2001). Accordingly, in the years ended December 31, 2001 and 2002, the Company used the hypothetical derivative method to test hedge effectiveness as well as the amount of ineffectiveness to be recorded in earnings. This method compares changes in the value of a hypothetical “at market” swap for a notional amount

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

matching the hedged debt to changes in value of the actual swap. Amounts are recorded in net interest expense (see below) to the extent changes in value of the actual swap exceed changes in the value of the hypothetically perfect swap.

The Group adopted SFAS 133 on January 1, 2001 and initially recorded a charge of $1,106,000 in respect of a cumulative effect of a change in accounting principle relating to the adjustment from its book value of $1,421,000 to market value of $315,000 of the Company’s interest rate cap at that date. As the above contracts matured at December 31, 2003, their fair market value was reduced to $Nil at that date (2002: A liability of $1,524,000; 2001: An asset of $996,000) by a credit to OCI of $2,017,000 (2002: debit of $2,739,000; 2001: credit of $891,000) and a debit to interest expense of $192,000 (2002: credit of $950; 2001: debit of $761,000).

Note K—Subordinated Loan Payable

At December 31, 2002, the Company had drawn €121,763,000, including accrued interest at annual rate of 8.25%, under a €206,000,000 ($258,567,000 at December 31, 2003) Loan Facility Agreement with Recom & Co SNC (Recom), a Belgian holding company with a partnership interest then of 53.83% in the Company. The outstanding loan of €128,766,000 ($142,892,000 at September 8, 2003), including accrued interest, was repaid in full on September 8, 2003 by payment of cash of €6,618,000 ($7,344,000 at September 8, 2003) together with the contribution in kind by Recom of the balance of €122,148,000 ($135,548,000 at 8 September 2003) in consideration for its subscription for shares issued under certain warrants (See Note L).

Note L—Shareholders’ Equity

The registered capital of the Company amounts to €15,695,000 (equivalent to $17,779,000 at historical rates) which is represented by 97,789 Partner Interests, each representing an equal part of the capital. The participants comprise General Partners, who commit themselves with unlimited liability, jointly and severally, to the obligations of the Company and Classes A, B and C Limited Liability Partners, whose liability is limited up to the amount of their contribution, provided that they do not engage in the management of the Company. No Class B or C Partner Interests have yet been issued. The three classes of Partner Interests have in certain circumstances (i) varying preference rights with respect to distributions made by the Company to its partners and (ii) varying rights to give effect to a transfer or sale of their interest.

On October 8, 1999, the Company entered into a Joint Venture Agreement with new partners in order to provide capital to finance the ongoing development of the Group’s business. Under this Agreement, the partners subscribed to additional General Partner Interests in the Company for a total amount of $8,500. In addition to the partner interests representing the registered capital of the Company, the Company also issued to the new partners 178,306 Profit Certificates against a commitment to contribute in cash an amount of €684.13 (equivalent to $859 at December 31, 2003) per certificate. At December 31, 2003 and 2002, the Profit Certificates were fully subscribed, amounting in total to €121,984,000 ($113,665,000 at historical rates). Each Profit Certificate entitles its holder to certain voting rights as set out in the Joint Venture Agreement and otherwise to the same rights and obligations as a limited liability partner interest. Each Profit Certificate may be converted into one Class B limited liability partner interest at any time provided that it has been paid up in accordance with the terms of the Joint Venture Agreement.

The Company also issued free of charge to certain of its partners, a total of 136,111 warrants, each to acquire one Class A limited liability partner interest through a capital increase at a predetermined price. These warrants were exercised on September 8, 2003 for a total consideration of €128,740,000 ($142,863,000 at September 8, 2003) of which €6,592,000 ($7,315,000 at September 8, 2003) was paid in cash and €122,148,000

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

($135,548,000 at September 8, 2003) was settled by way of contribution in kind of the Subordinated Loan Payable (Note K). This contribution in kind has not been recorded in the Consolidated Statement of Cash Flow as it represents a non cash transaction.

On February 27, 2001, as part of arrangements for additional financing, the Company and its partners entered into a further agreement under which the partners agreed to subscribe for a further 40,928 New Profit Certificates at €684.13 (equivalent to $859 at December 31, 2003) per New Profit Certificate, amounting in total to €28,000,000 ($35,145,000 at December 31, 2003). Subsequent to December 31, 2002, the partners are only required at the discretion of the Company to pay up the New Profit Certificates in the event the Company defaults (or threatens to default) on the terms of any material indebtedness or in the event of bankruptcy, insolvency or liquidation, irrespective of other conditions. When it is fully paid, each New Profit Certificate may be converted into one Class C limited liability partner interest at any time.

Note M—Compensation and Benefit Plans

On 6 December 2001, the Group adopted the Shurgard Self Storage SCA European Share Plan that provides for the granting of options to eligible employees of Group companies to acquire limited liability Class A Partner Interests in the Company up to a maximum of 7% of the issued ordinary share capital. The options vest after three years. Under the Plan, option holders irrevocably grant to Shurgard a call option with right of first refusal to purchase shares and Shurgard grants option holders a put option to sell to Shurgard any shares acquired under the Plan at a price based upon an independent valuation of the Group. The following table summarizes the number of options issued, none of which are yet exercisable:

	Number of options	Weighted average exercise price	$ equivalent as at Dec 31, 2003
Granted in 2002	1,836	€950	$1,192
Forfeit or refused	(78)	€950	$1,192

Outstanding at December 31, 2002	1,758	€950	$1,192
Granted in 2003	955	€1,010	$1,268
Forfeit or refused	(430)	€991	$1,244

Outstanding at December 31, 2003	2,283	€967	$1,214

Exercise price	Options outstanding at December 31, 2003	Weighted average remaining life
€950	1,624	1.9 years
€1,010	659	2.9 years

	2,283

In 1999, the Group established a Phantom Share Incentive Plan in which certain employees are eligible to participate. Under this Plan, annual awards are made to eligible employees of rights to receive a compensation benefit calculated according to a predetermined formula based upon the increase in value of the business of the Group between the date of the award and the date of exercise of the rights. Under the terms of the Plan, rights generally vest on the third anniversary of the date of grant only if the employee has remained with the Group and may only be exercised thereafter either (i) on the date of an initial public offering, (ii) if any participant ceases to be an employee or (iii) otherwise on December 31, 2005. In the year ended December 31, 2003, payments of

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$27,000 were made under the Plan. A provision was recorded for the estimated cost of the benefit payable under the Plan for awards granted prior to the balance sheet date based upon the estimated increase in value of the business up to that date, calculated according to the predetermined formula, on the assumption that all awards that have not otherwise lapsed will vest in due course. This provision amounted to $768,000 and $419,000 as at December 31, 2003 and 2002 respectively.

Certain group companies make defined contributions to pension plans according to local employment law and practice. The cost of contributions to such plans, which is expensed as incurred, was $750,000, $450,000 and $335,000 in the years ended December 31, 2003, 2002 and 2001 respectively.

Note N—Commitments and Contingent liabilities

There are no material contingencies or litigation known to the Group. Commitments are disclosed in Notes C and G.

Note O—Segment Reporting

The Group has adopted two reportable segments: “Same” and “New” Stores. The definition of Same Stores includes existing stores acquired prior to January 1st of the previous year as well as developed properties that have been operating for a full two years as of January 1st of the current year. All other facilities are defined as New Stores.

The performance of properties is evaluated based upon Net Operating Income (NOI), which is defined as rental revenue less direct operating expenses and real estate taxes. These segments allow management to focus separately on increasing NOI from existing properties and renting up new facilities. The accounting policies applicable to segments are as described in Note B above. There are no inter-segment sales and transfers. Depreciation and amortization, other operating expenses and net interest expense are not allocated to segments.

The following table illustrates the results for these segments for the years ended December 31, 2003 and 2002 using the Same Store and New Store data for the 47 stores meeting the above criteria as at December 31, 2003.

	Same Stores	New Stores	TOTAL
	(in thousands)
Year ended December 31, 2003
Rental revenue	42,930	24,388	67,318
Direct store operating expenses(1)	(15,747)	(17,563)	(33,310)

NOI	27,183	6,825	34,008

Total land, buildings & equipment	216,745	318,374	535,119

Year ended December 31, 2002
Rental revenue	34,372	9,140	43,512
Direct store operating expenses(1)	(12,525)	(9,730)	(22,255)

NOI	21,847	(590)	21,257

Total land, buildings & equipment	192,179	168,363	360,542

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the results for these segments for the years ended December 31, 2002 and 2001 using the Same Store and New Store data for the 28 stores meeting the above criteria as at December 31, 2002.

	Same Stores	New Stores	TOTAL
	(in thousands)
Year ended December 31, 2002
Rental revenue	23,153	20,359	43,512
Direct store operating expenses(1)	(7,734)	(14,521)	(22,255)

NOI	15,419	5,838	21,257

Total land, buildings & equipment	105,161	255,381	360,542

Year ended December 31, 2001
Rental revenue	17,849	8,677	26,526

Direct store operating expenses(1)	(7,012)	(8,466)	(15,478)

NOI	10,837	211	11,048

Total land, buildings & equipment	92,957	130,503	223,460

(1)	Including real estate taxes and leasehold expense

The following table reconciles the reported segments’ revenue to consolidated total revenue for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
	(in thousands)
Total segment revenue	67,318	43,512	26,526
Other income	11,376

Total revenue	78,694	43,512	26,526

Of the total segment revenue, $10,829,000 (2002: $8,550,000) was attributed to Belgium and $56,489,000 (2002: $34,962,000) to other European markets.

The following table reconciles the reported segments’ NOI to consolidated net loss for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
	(in thousands)
Total segment NOI	34,008	21,251	11,048
Other income	11,376
Depreciation and amortization	(19,433)	(12,959)	(9,044)
Other operating expenses	(30,794)	(16,966)	(14,020)
Effect of change in accounting principle	—	—	(1,106)
Net financial expense	(34,651)	(23,527)	(16,474)
Exch. transl. gain on bonds payable	9,830	2,357
Provision for taxes	(202)	13

Net loss	(29,866)	(29,831)	(29,596)

SHURGARD SELF STORAGE S.C.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the reported segments’ assets to consolidated assets as at December 31, 2003, 2002 and 2001:

	2003	2002	2001
	(in thousands)
Total segment assets	535,119	360,542	223,460
Construction in progress	12,766	87,225	68,839
Other fixed assets	2,893	2,325	1,485
Other assets	73,691	91,509	59,387

Consolidated total assets	624,469	541,601	353,171

Of the total segment assets, $68,409,000 (2002: $55,822,000) was attributed to Belgium and $466,710,000 (2002: $304,720,000) to other European markets.

Note P—Related Party Transactions

Related Party Transactions are disclosed in Notes D, H and K. Additionally (i) on October 8, 1999, the Company entered into a license agreement with Shurgard whereby the Company was granted an exclusive license for the use of proprietary marks and know-how for establishing, owning and operating self-storage facilities in countries within Western Europe. As from October 8, 1999, the Company pays the costs in connection with registering proprietary marks within its territory, and (ii) the Group also reimburses Shurgard and two partners for the services of certain key executives. These charges amounted to $838,000, $1,293,000 and $1,064,000 in the years ended December 31, 2003, 2002 and 2001 respectively. Finally, (iii), in Other Revenue, the amount of $11.4 million in 2003 is comprised of development fees, management fees and other initial financing fees invoiced to First Shurgard less our share of losses in the joint venture of $1.1 million.

8,000,000 Shares

Public Storage, Inc.

Depositary Shares

Each Representing 1/1,000 of a Share of

6.75% Cumulative Preferred Stock, Series L

PROSPECTUS SUPPLEMENT

October 17, 2006

Citigroup	Merrill Lynch & Co.	Morgan Stanley	Wachovia Securities

UBS Investment Bank

Raymond James

RBC Capital Markets

Wells Fargo Securities